Exhibit 99.1

INFORMATION STATEMENT DATED SEPTEMBER 8, 2021

SK TELECOM CO., LTD.

This Information Statement relates to the proposed establishment of a new company to be named SK Square Co., Ltd. (“Spinco”) through a spin-off (the “Spin-off”) of the businesses of SK Telecom Co., Ltd. (“SK Telecom”) related to the management of its equity interests in certain subsidiaries and investees (the “Spin-off Portfolio Companies”) engaged in semiconductor and certain other non-telecommunications businesses, including new information and communications technologies (“ICT”) (such businesses, the “Spin-off Businesses”), and making new investments. Following the Spin-off, Spinco will primarily engage in the business of managing its equity interests in the Spin-off Portfolio Companies and making new investments, and SK Telecom will continue to engage in the remaining businesses of SK Telecom, primarily SK Telecom’s cellular and fixed-line telecommunications businesses. SK Telecom intends to accomplish the Spin-off through a pro rata distribution of common stock, par value Won 100 per share, of Spinco to the holders of common stock of SK Telecom. In connection with the Spin-off, SK Telecom also proposes to engage in a 5-to-1 stock split of its common stock (the “Stock Split”), pursuant to which the par value of its common stock will change from Won 500 per share to Won 100 per share and the number of issued shares of SK Telecom’s common stock will increase from 72,060,143 shares to 360,300,715 shares, in each case effective as of October 28, 2021. Immediately following, and as a result of, the Stock Split, each American depositary share (“ADS”), each currently representing one-ninth of one share of common stock of SK Telecom, outstanding as of October 28, 2021 will represent five-ninths of one share of common stock of SK Telecom.

The date of the Spin-off is expected to be November 1, 2021 (the “Spin-off Date”), subject to approval by the shareholders of SK Telecom and applicable regulatory authorities. On a specified distribution date, which is expected to be November 29, 2021 (the “Share Distribution Date”), each holder of SK Telecom’s common stock as of a specified record date, which is expected to be October 29, 2021 (the “Record Date”), will receive 0.3926375 share of common stock of Spinco for each share of SK Telecom’s common stock it holds.

With respect to the shares of Spinco’s common stock to be received by Citibank, N.A., in its capacity as depositary for the SK Telecom American depositary receipts program (the “Depositary”), on behalf of SK Telecom’s ADS holders in the Spin-off, the Depositary has been requested by SK Telecom and plans to (i) deliver such Spinco shares to ADS holders who timely provide to the Depositary payment of applicable fees, taxes and expenses, and duly completed and valid (x) certifications that they are Eligible ADS Holders (as defined below), and (y) instructions for delivery in Korea of their Spinco shares, and (ii) sell the Spinco shares of common stock received for, and distribute the net proceeds of such sale (after deduction of applicable fees, taxes and expenses) to, the ADS holders who do not timely provide to the Depositary payment of the applicable fees, taxes and expenses, and duly completed Eligible ADS Holder certifications and Spinco share delivery instructions (or for whom the delivery in Korea of the Spinco shares cannot be completed within the specified time period). Further information will be made available to ADS holders by the Depositary with respect to the expected procedures and timing of such distributions. Spinco will not issue any ADSs or maintain any American depositary receipts program following the Spin-off and will not consent to the creation of any unsponsored American depositary receipts program subsequent to the Spin-off.

As a result of the Spin-off, pursuant to share consolidation procedures under Korean law, the outstanding shares of common stock of SK Telecom, the number and par value of which will reflect the effect of the Stock Split, will be consolidated as of the Spin-off Date such that the shareholders recorded in its shareholder register as of the Record Date will be allotted 0.6073625 share of SK Telecom’s modified common stock in exchange for each outstanding share. The outstanding ADSs of SK Telecom will also be consolidated such that holders of such ADSs will be entitled to receive (subject to applicable fees, taxes and expenses) 0.6073625 new ADS in exchange for each outstanding ADS surrendered to the Depositary. No fractional new ADSs will be issued. All entitlements to fractional new ADSs will be aggregated and sold in the open market by the Depositary for registered holders of ADSs and the net cash proceeds of such sale (after deducting applicable fees, taxes and expenses) will be distributed to the ADS holders entitled to such fractional entitlements. Before SK Telecom can proceed with the Stock Split and the Spin-off, both the Stock Split and the Spin-off must be approved at an extraordinary general meeting of its shareholders to be held on October 12, 2021 (the “Approval Date”). At the extraordinary general meeting, the shareholders will vote on the approval of the Stock Split and the Spin-off. Approval requires the affirmative vote of the holders of at least two-thirds of those shares present or represented at the meeting, and those holders must represent at least one-third of the total issued and outstanding shares with voting rights of SK Telecom.

Holders of common stock of SK Telecom will be entitled to attend and vote, either in person or by proxy, at the extraordinary general meeting if they are recorded in its shareholder register on July 16, 2021, which is 88 days prior to the date of the meeting. Holders of SK Telecom’s ADSs as of July 16, 2021, the ADS record date for the extraordinary general meeting, will be entitled to instruct the Depositary as to how to vote the underlying shares of SK Telecom’s common stock at the extraordinary general meeting in accordance with the procedures set forth in this Information Statement.

Your vote is important, regardless of the number of shares you own. SK Inc., which holds approximately 30.4% of the outstanding common stock of SK Telecom, is expected to vote its shares in favor of the Spin-off and the Stock Split.

No consideration will be paid to either SK Telecom or Spinco for the distribution of the common stock of Spinco as a consequence of the Spin-off. Beginning on or about November 29, 2021, the common stock of Spinco is expected to be listed on the KRX KOSPI Market of the Korea Exchange (the “KRX KOSPI Market”). Admission to listing and trading is subject to approval by the Korea Exchange.

This information does not constitute an offer to sell or the solicitation of an offer buy any securities. SK Telecom is furnishing this Information Statement solely to provide information to its shareholders about the proposed Spin-off. This Information Statement is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of SK Telecom or Spinco.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of Spinco’s common stock to be issued pursuant to the Spin-off or determined if this Information Statement or any document referred to herein is truthful or complete. Any representation to the contrary is a criminal offense.

Spinco has not been, nor will it be, registered under the U.S. Investment Company Act of 1940, as amended (the “U.S. Investment Company Act”). Spinco’s shares of common stock have not been, nor will they be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and Spinco’s shares may not be distributed or transferred except (i) to persons who are both qualified institutional buyers (“QIBs”) as defined in Rule 144A under the U.S. Securities Act (“Rule 144A”) and qualified purchasers (“QPs”) as defined in Section 2(a)(51) of the U.S. Investment Company Act, or (ii) to non-“U.S. persons” in “offshore transactions” as defined in and in reliance on Regulation S under the U.S. Securities Act (“Regulation S”). For a description of further restrictions on distribution and certain restrictions of transfer, see “Notice to Investors.”

AVAILABLE INFORMATION

The shares of common stock of Spinco to be distributed in connection with the Spin-off have not been and will not be registered under the U.S. Securities Act. Spinco will be relying on an exemption provided by Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and therefore will not be required to register its common stock with the Securities and Exchange Commission (the “SEC”). After the Share Distribution Date, Spinco will make certain documents available on its website at www.sksquare.com in accordance with Rule 12g3-2(b). These documents will consist primarily of English-language versions of its annual report, press releases and certain other information made public in Korea. However, Spinco will not be required to file with the SEC annual reports on Form 20-F or furnish reports on Form 6-K.

SK Telecom files annual reports on Form 20-F with, and furnishes other reports and information on Form 6-K to, the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials that SK Telecom files with, or furnishes to, the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The reports and other information that SK Telecom has filed with, or furnished to, the SEC can also be accessed from the SEC’s website at www.sec.gov. The above documents are also available on SK Telecom’s website at www.sktelecom.com. Information on SK Telecom’s website is not part of, or incorporated by reference in, this Information Statement.

INCORPORATION BY REFERENCE

This Information Statement “incorporates by reference” certain documents that SK Telecom files with, or furnishes to, the SEC, which means that important information is disclosed to you by referring you to those documents. The information incorporated herein by reference is considered to be part of this Information Statement, and certain later information that SK Telecom files with, or furnishes to, the SEC will automatically update and supersede this information. The following documents are incorporated by reference:

•

SK Telecom’s annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “SK Telecom 20-F”), filed with the SEC on April 29, 2021, which includes annual consolidated financial statements of SK hynix Inc. (“SK hynix”);

•

SK Telecom’s report on Form 6-K furnished to the SEC on June 15, 2021, which includes interim consolidated financial statements of SK Telecom as of March 31, 2021 and for the three-month periods ended March 31, 2021 and 2020;

•

SK Telecom’s report on Form 6-K furnished to the SEC on August 27, 2021, which includes interim consolidated financial statements of SK Telecom as of June 30, 2021 and for the six-month periods ended June 30, 2021 and 2020;

•

SK Telecom’s report on Form 6-K containing a report of material event in connection with the approval of the spin-off plan (the “Spin-off Plan”) by SK Telecom’s board of directors, furnished to the SEC on June 10, 2021 and as amended by the amendments on Form 6-K/A furnished to the SEC on June 11, 2021, June 28, 2021, July 16, 2021 and August 17, 2021 (the “Spin-off Plan 6-K”), which includes an English translation of the Spin-off Plan attached as Exhibit 99.1 thereto;

•

any future filings on Form 20-F made by SK Telecom with the SEC after the date of this Information Statement and prior to the Share Distribution Date that state that they are incorporated by reference into this Information Statement; and

•

any future filings on Form 6-K made by SK Telecom with the SEC after the date of this Information Statement and prior to the Share Distribution Date that state that they are incorporated by reference into this Information Statement.

You may request a copy of any and all of the information that has been incorporated by reference in this Information Statement and that has not been delivered with this Information Statement, at no cost, by submitting a request in writing, by telephone or by e-mail to:

SK Telecom Co., Ltd.

Attention: Investor Relations

SK T-Tower

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

Telephone number: +82-2-6100-2114

Facsimile number: +82-2-6100-7830

E-mail: skt.ir@sk.com

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The annual financial statements of SK Telecom and SK hynix incorporated by reference into this Information Statement have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which differ in certain material respects from generally accepted accounting principles in the United States.

The combined carve-out financial statements of Spinco included in this Information Statement have also been prepared in accordance with IFRS. Such financial statements differ from the carve-out financial statements of Spinco submitted to the Korea Exchange in connection with the application for preliminary approval for the listing of Spinco’s common shares on the KRX KOSPI Market, which have been prepared on a carve-out basis from the consolidated financial statements of SK Telecom prepared in accordance with Korean International Financial Reporting Standards as adopted by the Korean Accounting Standards Board and in accordance with the special purpose financial reporting framework pursuant to the listing rules of the Korea Exchange as stated therein (the “Special Purpose Framework”). The combined carve-out financial statements may not necessarily be indicative of the financial performance that would have been achieved if the entities comprising Spinco had operated as an independent consolidation group, nor may they be indicative of the results of operations of Spinco for any future period.

Unless expressly stated otherwise, all financial data included in this Information Statement are presented on a consolidated basis.

In this Information Statement:

•	references to “SK Telecom” are to SK Telecom Co., Ltd. and, unless the context otherwise requires, its subsidiaries;

•	references to “SK Square” or “Spinco” are to SK Square Co., Ltd., and unless the context otherwise requires, its subsidiaries;

•	references to “Korea” are to the Republic of Korea;

•	references to “Won” or “~~W~~” are to the currency of Korea; and

•	references to “U.S. dollars,” “$” or “US$” are to United States dollars.

All financial statements included in or incorporated by reference into this Information Statement are denominated in Won. No representation is made that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

Discrepancies between totals and the sum of the amounts contained in any table may be a result of rounding.

FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This Information Statement contains “forward-looking statements,” which may include statements regarding aspects of the Spin-off Plan, including the timetable for the proposed Spin-off.

Words such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “estimate,” “expect,” “future,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “predict,” “project,” “risk,” “seek to,” “shall,” “should,” “will likely result,” “will pursue,” “plan” and words and terms of similar substance used in connection with any discussion of the proposed Spin-off or future operating or financial performance or expectations, plans, projections or business prospects identify forward-looking statements. All forward-looking statements are present expectations of SK Telecom’s management regarding future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the risks related to SK Telecom’s business, the risks related to the business of Spinco and the risks relating to the Spin-off, each as discussed under “Risk Factors,” among others, could cause actual results to differ materially from those described in the forward-looking statements. SK Telecom cautions you not to place undue reliance on the forward-looking statements, which speak only as of the date they are made. Except as required by law, SK Telecom is not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

All subsequent forward-looking statements attributable to SK Telecom or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Information Statement.

ENFORCEMENT OF CIVIL LIABILITIES

SK Telecom is a corporation with limited liability organized under the laws of Korea. All of the directors and officers of SK Telecom reside in Korea, and all or a significant portion of the assets of the directors and officers and a substantial majority of the assets of SK Telecom are located in Korea. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or against SK Telecom in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. There is also doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

NOTICE TO INVESTORS

The Spin-off and distribution of the shares of Spinco’s common stock have not been, and will not be, registered under the U.S. Securities Act, and Spinco is not, and will not be, registered under the U.S. Investment Company Act. The shares of Spinco’s common stock may only be distributed or transferred (i) to persons that are both QIBs and QPs in transactions that are exempt from registration under the U.S. Securities Act or (ii) to non U.S. persons in offshore transactions in reliance on Regulation S.

With respect to the shares of Spinco’s common stock to be received by the Depositary on behalf of SK Telecom’s ADS holders in the Spin-off, the Depositary has been requested by SK Telecom and plans to (i) deliver such Spinco shares to ADS holders who timely provide to the Depositary payment of applicable fees, taxes and expenses, and duly completed and valid (x) certifications that they are an “Eligible Investor” (as defined below) and have a customer securities account with a securities account management institution in Korea (each such ADS holder, an “Eligible ADS Holder”), and (y) instructions for delivery in Korea of their Spinco shares, and (ii) sell the Spinco shares of common stock received for, and distribute the net proceeds of such sale (after deduction of applicable fees, taxes and expenses) to, the ADS holders who do not timely provide to the Depositary payment of the applicable fees, taxes and expenses, and duly completed Eligible ADS Holder certifications and Spinco share delivery instructions (or for whom the delivery in Korea of the Spinco shares cannot be completed within the specified time period). Further information will be made available to ADS holders by the Depositary with respect to the expected procedures and timing of such distributions. Spinco will not issue any ADSs or maintain any American depositary receipts program following the Spin-off and will not consent to the creation of any unsponsored American depositary receipts program subsequent to the Spin-off.

Upon receiving the shares of Spinco’s common stock as a direct holder of SK Telecom’s common shares, you will be deemed to have acknowledged, represented and agreed with SK Telecom and Spinco as follows:

(1)	you are one of the following:

(a)

a person who is not (and is not acting for the account or benefit of a person who is) a “U.S. person” (as defined in Regulation S) who will receive the shares of Spinco’s common stock in an “offshore transaction” (as defined in Regulation S); or

(b)

a person who (i) is (or is acting on behalf of) a person that is both a QIB and a QP receiving the shares of Spinco’s common stock in reliance on the exemption from registration provided by Section 4(a)(2) of the U.S. Securities Act and (ii) is (or is acting on behalf of) an institution of a type to which the shares of Spinco’s common stock may be offered in a transaction exempt from any registration or qualification requirements under the securities laws of the state, territory or possession of the United States in which the holder (or such other beneficial owner) is located.

(each such person described in (a)-(b) above being an “Eligible Investor”);

(2)

you are aware, and each beneficial owner of shares of Spinco’s common stock has been advised, that these securities have not been, and will not be, registered under the U.S. Securities Act, and are being distributed in a transaction exempt from or not subject to the registration requirements of the U.S. Securities Act;

(3)

you are aware, and each beneficial owner of the shares of Spinco’s common stock has been advised, that Spinco intends to qualify for the exception from the definition of “investment company” provided for by Section 3(c)(7) of the U.S. Investment Company Act. Accordingly, holders of SK Telecom’s common shares who according to SK Telecom’s shareholder registry as of the Record Date are residents of the United States will be requested to complete and submit investor certification forms in order to confirm their eligibility to receive shares of Spinco’s common stock. The form of investor certification for applicable holders of SK Telecom’s common shares, which requests such holders to represent and warrant to SK Telecom, among other things, that in receiving the shares of Spinco’s common stock, such holders are not intending to evade, either alone or in conjunction with any other person, the requirements of the U.S. Investment Company Act, is set forth as Annex 1 to this Information Statement;

(4)

in the event that at some future time you wish to dispose of any shares of Spinco’s common stock, you will not do so unless: (a) the shares of Spinco’s common stock are sold to Spinco or any affiliate thereof; (b) the shares of Spinco’s common stock are sold to a QP and QIB that, prior to such transfer, furnishes to Spinco or its designee a signed letter containing certain representations and agreements substantially in the form of the letter set forth in Annex 1; or (c) the shares of Spinco’s common stock are sold outside the United States in compliance with Rule 903 or Rule 904 of Regulation S under the Securities Act.

(5)

you, and each beneficial owner, if any, for whose account you are acquiring the shares of Spinco’s common stock, as the case may be, (a) have such knowledge and experience in financial and business matters that you are capable of evaluating the risks and merits of an investment in the shares of Spinco’s common stock, and (b) have the financial ability to bear the economic risk of an investment in the shares of Spinco’s common stock, and adequate means for providing for current needs and possible contingencies; and

(6)

you acknowledge that SK Telecom, Spinco and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements in order to comply with United States securities laws.

If you are a holder of SK Telecom’s common shares and you will not be able to acknowledge, represent and agree with the above, you are urged to dispose of your shares prior to the Record Date. If you have any questions in connection with such disposal, please contact SK Telecom by telephone or by e-mail at:

SK Telecom Co., Ltd.

Attention: Investor Relations

SK T-Tower

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

Telephone number: +82-2-6100-2114

E-mail: skt.ir@sk.com

SUMMARY

The following summary highlights information appearing elsewhere in this Information Statement and does not contain all of the information that may be important to you. You should read this summary together with the more detailed information, including the financial statements and the related notes, appearing elsewhere in this Information Statement and in the documents incorporated by reference. You should carefully read the entire Information Statement and the documents incorporated by reference, including the “Risk Factors” section.

SK Telecom

SK Telecom established its telecommunications business in March 1984 under the name Korea Mobile Telecommunications Co., Ltd. and changed its name to SK Telecom Co., Ltd., effective March 21, 1997. As Korea’s first wireless telecommunications service provider, SK Telecom has a recognized history of leadership and innovation in the domestic telecommunications sector. Today, SK Telecom remains Korea’s leading wireless telecommunications services provider and has continued to pioneer the commercial development and implementation of state-of-the-art wireless technologies. SK Telecom had 31.4 million wireless subscribers, including mobile virtual network operator (“MVNO”) subscribers leasing its networks, as of December 31, 2020, representing a market share of 45.1%, the largest market share among Korean wireless telecommunications service providers. SK Telecom believes that it is also a leader in developing new products and services that reflect the increasing convergence of telecommunications technologies, as well as the growing synergies between the telecommunications sector and other industries, and is well-positioned to become Korea’s leading platform service provider through its next-generation growth businesses in media, security, commerce, mobility, “Internet of Things” (“IoT”) solutions and other innovative products offered through its platform services, including artificial intelligence (“AI”) solutions. Some of these next-generation growth businesses comprise the Spin-off Businesses operated by the Spin-off Portfolio Companies.

Until the Spin-off Date, SK Telecom will continue to own its ownership interest in the Spin-off Portfolio Companies.

Spinco

Following the Spin-off, Spinco will primarily engage in the business of managing its equity interests in the Spin-off Portfolio Companies and making new investments. Spinco will be a leading new ICT company in Korea and one of the flagship companies of the SK Group. Leveraging on the advanced technological capabilities of its subsidiaries as well as some of the best-recognized brands in Korea, Spinco will offer innovative products and services to customers that aim to satisfy their evolving needs in an increasingly hyper-connected society characterized by rapid technological changes and digital convergence.

Spinco will operate in the following four business segments:

•

Security Services. Spinco will provide a variety of physical and information security products and services through ADT CAPS Co., Ltd. (“ADT CAPS”), a comprehensive security service provider and one of the leading security companies in Korea.

•	Commerce Services. Through Eleven Street Co., Ltd. (“Eleven Street”), Spinco will operate “11st,” an online open marketplace that offers a wide range of products through an online and mobile platform.

•

Platform Services. Spinco will operate “ONE Store,” a mobile application market place, through One Store Co., Ltd. (“One Store”) and a number of online marketing platform services and other business solutions through SK Planet Co., Ltd. (“SK Planet”).

•

Others. Spinco will also hold interests in a variety of other Spin-off Portfolio Companies engaged in various new ICT and other businesses, including logistics, online music streaming and mobility businesses.

Spinco will also hold interests in several investments and joint ventures, including a 20.1% interest in SK hynix Inc. (“SK hynix”), one of the world’s largest memory-chip makers by revenue, and a 36.4% interest in Content Wavve Co., Ltd. (“Content Wavve”), a joint venture among SK Telecom and the three major terrestrial broadcasters in Korea that operates the mobile OTT service “wavve.”

SK Telecom believes that Spinco’s diversified portfolio of products, services and investments will help mitigate the effects of cyclicality and volatility in its financial and operational performance, and enable Spinco to gain a greater insight on, and respond more effectively to, rapidly evolving customer preferences across various industries. Spinco will also pursue various opportunities with other member companies of the SK Group, one of the largest business groups in Korea, to realize synergies and achieve significant economies of scale. In addition, SK Telecom has entered, and Spinco plans to seek opportunities to enter, into strategic alliances with global leaders in the industries in which the Spin-off Portfolio Companies operate, such as the taxi-hailing service operated by UT LLC, a joint venture formed in April 2021 between T Map Mobility and Uber, and the potential partnership between Eleven Street and Amazon.

Spinco will be newly established by SK Telecom as a corporation with limited liability organized under the laws of Korea pursuant to the Spin-off. Its principal executive offices will be located at SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul 04539, Korea.

The Spin-off

Spinco	SK Square Co., Ltd., a new corporation with limited liability incorporated under the laws of Korea, will be established by SK Telecom in the Spin-off.

Following the Spin-off, Spinco will primarily engage in the business of managing the equity interests in the Spin-off Portfolio Companies and making new investments.

Stock Split	In connection with the Spin-off, SK Telecom also intends to engage in the Stock Split, pursuant to which the par value of its common stock will change from Won 500 per share to Won 100 per share and the number of issued shares of SK Telecom’s common stock will increase from 72,060,143 shares to 360,300,715 shares, in each case effective as of October 28, 2021.

Spin-off Date	The date of the Spin-off is expected to be November 1, 2021.

Shareholder Approval of the Stock Split and the Spin-off	The Stock Split and the Spin-off are subject to the approval of the shareholders of SK Telecom, which has scheduled an extraordinary general meeting of its shareholders on October 12, 2021 for this purpose. Approval requires the affirmative vote of the holders of at least two-thirds of those shares present or represented at the meeting, and those holders must represent at least one-third of the total issued and outstanding shares with voting rights of SK Telecom.

Capital Structure of Spinco	Certain details regarding the shares of Spinco to be issued in the Spin-off and the share capital and reserves of Spinco are as follows:

Total number of shares of common stock to be issued		141,467,571
Par value per share	~~W~~	100
Share capital(1)	~~W~~	14,146,757,100
Reserves(1)(2)	~~W~~	6,815,137,102,964

(1)   Figures are as of March 31, 2021 as set forth in the English translation of the Spin-off Plan included in the Spin-off Plan 6-K, which is incorporated herein by reference, and may change as of the Spin-off Date and will be fixed upon the final determination of the assets and liabilities of SK Telecom to be transferred in the Spin-off.

(2)   Consists of the amount of capital in excess of the par value of Spinco’s shares of common stock.

Distribution of Spinco Shares	The Share Distribution Date is expected to be November 29, 2021. The Record Date is expected to be October 29, 2021.

On the Share Distribution Date, each holder of common stock of SK Telecom as of the Record Date will receive 0.3926375 share of common stock of Spinco for each share of SK Telecom’s common stock it holds.

Shareholders who would otherwise be entitled to fractional shares will receive a cash payment in lieu thereof based upon the closing price of the newly issued shares of common stock of Spinco on the first day of their listing on the KRX KOSPI Market.

Capital Reduction of SK Telecom

Pursuant to the share consolidation procedures set forth in Article 65 of the Act on Electronic Registration of Stocks, Bonds, etc. of Korea, SK Telecom’s outstanding shares of common stock will be consolidated as of the Spin-off Date such that the shareholders recorded in its shareholder register as of the Record Date will be allotted 0.6073625 share of SK Telecom’s modified common stock for each outstanding share.

Shareholders who would otherwise be entitled to fractional shares from the share consolidation will receive a cash payment in lieu thereof based upon the closing price of shares of SK Telecom’s common stock on the first day of their modified listing on the KRX KOSPI Market.

Effect of the Stock Split on ADS Holders	Immediately following, and as a result of, the Stock Split, each ADS outstanding as of October 28, 2021 will represent five-ninths of one share of common stock of SK Telecom.

Effect of the Spin-off on ADS Holders	Each SK Telecom ADS currently represents one-ninth of one share of its common stock. Beginning on the Approval Date, each SK Telecom ADS will also represent the right to receive (subject to the terms of the Deposit Agreement for the ADSs dated as of May 31, 1996 by and among SK Telecom, the Depositary and all holders and beneficial owners of ADSs, as amended (the “Deposit Agreement”)) 0.2181319 share of common stock of Spinco. Such shares of Spinco will be received on the Share Distribution Date by the Depositary, as the registered holder of the SK Telecom’s common stock underlying the ADSs, on behalf of the ADS holders. With respect to the shares of Spinco’s common stock to be received by the Depositary on behalf of SK Telecom’s ADS holders in the Spin-off, the Depositary has been requested by SK Telecom and plans to (i) deliver such Spinco shares to ADS holders who timely provide to the Depositary payment of applicable fees, taxes and expenses, and duly completed and valid (x) certifications that they are an Eligible ADS Holder, and (y) instructions for delivery in Korea of their Spinco shares, and (ii) sell the Spinco shares of common stock received for, and distribute the net proceeds of such sale (after deduction of applicable fees, taxes and expenses) to, the ADS holders who do not timely provide to the Depositary payment of the applicable fees, taxes and expenses, and duly completed Eligible ADS Holder certifications and Spinco share delivery instructions (or for whom the delivery in Korea of the Spinco shares cannot be completed within the specified time period). Further information will be made available to ADS holders by the Depositary with respect to the expected procedures and timing of such distributions.

The outstanding ADSs of SK Telecom will also be consolidated such that holders of such ADSs will be entitled to receive (subject to applicable fees, taxes and expenses) 0.6073625 new ADS in exchange for each outstanding ADS surrendered to the Depositary. No fractional new ADSs will be issued. All entitlements to fractional new ADSs will be aggregated and sold in the open market by the Depositary for registered holders of ADSs and the net cash proceeds of such sale (after deducting applicable fees, taxes and expenses) will be distributed to the ADS holders entitled to such fractional entitlements.

ADS fees to be charged by the Depositary in connection with the Spin-off and the share consolidation will generally be in accordance with the terms of the Deposit Agreement as summarized in “Item 12.D. American Depositary Shares — Fees and Charges under Deposit Agreement” of the SK Telecom 20-F, which is incorporated herein by reference.

However, SK Telecom and the Depositary have agreed that, in connection with the Spin-off and the resulting share consolidation, the Depositary will:

(i) temporarily reduce the ADS cancellation fee to US$1.60 per 100 ADSs (or fraction thereof) cancelled for ADS holders presenting their ADSs for cancellation to receive underlying SK Telecom shares of common stock for a certain period of time following the Approval Date and prior to the ADS record date for the Spin-off (the exact duration of such time period is subject to further confirmation and notification by the Depositary to the ADS holders);

(ii)  charge to ADS holders as of the ADS record date for the Spin-off, a reduced ADS cancellation fee of US$1.60 per 100 ADSs (or fraction thereof) cancelled in connection with the share consolidation procedures resulting from the Spin-off (the exact procedures and timing for surrendering outstanding ADSs for new ADSs in connection with the share consolidation is subject to further confirmation and notification by the Depositary to the ADS holders);

(iii)  charge to ADS holders as of the ADS record date for the Spin-off, a distribution fee of US$2.00 per 100 ADSs (or fraction thereof) held for the distribution of Spinco shares and/or cash proceeds to ADS holders in connection with the Spin-off (the exact procedures and timing for distribution of Spinco shares and/or cash proceeds is subject to further confirmation and notification by the Depositary to the ADS holders); and

(iv) charge to ADS holders as of the effective time for the share consolidation, a distribution fee of US$2.00 per 100 ADSs (or fraction thereof) held for the distribution of new ADSs representing the modified SK Telecom shares of common stock (the exact procedures and timing for surrendering outstanding ADSs for new ADSs in connection with the share consolidation is subject to further confirmation and notification by the Depositary to the ADS holders).

Spinco will not issue any ADSs or maintain an American depositary receipts program and will not consent to the creation of any unsponsored American depositary receipts program subsequent to the Spin-off.

Listing and Trading of Spinco Shares and SK Telecom Shares

Spinco will apply for listing of its newly issued common stock on the KRX KOSPI Market in accordance with its listing rules. The listing application will be reviewed and approved by the Korea Exchange in accordance with such listing rules if all applicable requirements are satisfied. The date of listing (the “Listing Date”) is expected to be on or about November 29, 2021, which date may change.

SK Telecom will have the current listing of its common stock on the KRX KOSPI Market modified to reflect the Spin-off through a listing change process. The date of the modified listing is tentatively scheduled to be on or about November 29, 2021, which date may change. Trading of SK Telecom’s common shares will be suspended from October 26, 2021 up to and including November 26, 2021, the last trading day before the date of its modified listing.

Appraisal Rights of Shareholders	Because the Spin-off will be in the form of a simple spin-off pursuant to Articles 530-2 through 530-11 of the Commercial Code of Korea (the “Korean Commercial Code”), dissenting shareholders of SK Telecom will not have any appraisal rights with respect to their shares in connection with the Spin-off.

Certain Tax Consequences

SK Telecom believes that the Spin-off satisfies all requisite conditions to qualify as a tax-free transaction under Korean tax law. However, even if the Spin-off initially qualifies as a tax-free transaction, the distribution of Spinco’s common stock in the Spin-off would retroactively be deemed a taxable event for Korean tax purposes, in the event that certain post-transaction requirements are not met.

While the U.S. federal income tax treatment of the Spin-off is uncertain, the Spin-off is expected to be a taxable transaction to U.S. holders of SK Telecom’s common stock and ADSs. No rulings have been or will be sought from the U.S. Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax treatment of the Spin-off, and there is no assurance that the IRS will not take a contrary view or that a court would not agree with the IRS if the matter were contested. U.S. holders are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences of the Spin-off.

For further information, see “The Spin-Off—Certain Tax Consequences.”

RISK FACTORS

You should carefully review the information contained in this Information Statement, including the following matters.

RISKS RELATING TO SPINCO

Risks Relating to Spinco’s Businesses

Competition may reduce the respective market shares of the Spin-off Businesses and harm Spinco’s results of operations and financial condition.

Each of the Spinco Portfolio Companies, comprising SK Telecom’s subsidiaries and investments that will become subsidiaries or equity method investees, as the case may be, of Spinco, faces a broad range of competition from existing and new competitors ranging from multinational companies to specialized companies that focus on a limited number of product and service lines. Some of their competitors have greater financial, sales and marketing, manufacturing or technological resources as well as better brand recognition than the Spinco Portfolio Companies and may be able to provide products and services with greater cost efficiencies. They may also be able to devote greater resources to marketing of their products than the Spinco Portfolio Companies, as well as respond more quickly to changes in market conditions. Industry consolidation and strategic alliances among competitors in the future may also result in increased competition. No assurance can be provided that the Spinco Portfolio Companies will be able to continue to compete successfully with existing or new competitors, and the failure by any of the Spinco Portfolio Companies to do so may materially and adversely affect Spinco’s business, financial condition and results of operations.

Further details regarding the competition faced by each of the more significant Spinco Portfolio Companies are as follows:

SK hynix. SK hynix, in which Spinco will hold a 20.1% equity interest upon completion of the Spin-off, operates in an intensely competitive market, which has been characterized by erosion of selling prices, frequent product enhancements from changes in technology and relatively short product life cycles. During the past decade, intensified competition in the memory semiconductor industry has also led to consolidation as well as the formation of strategic alliances, such as a joint venture between Kioxia Holdings Corporation (“Kioxia” and formerly Toshiba Memory Corporation) and Western Digital Corporation (“Western Digital”) targeting the NAND flash memory market. SK hynix’s major competitors in the dynamic random access memory (“DRAM”) market include Samsung Electronics Co., Ltd. (“Samsung Electronics”) and Micron Technology, Inc. (“Micron Technology”). SK hynix’s major competitors in the NAND flash memory market include Samsung Electronics, Kioxia, Micron Technology, Western Digital and Intel Corporation (“Intel”).

ADT CAPS. The physical security services industry in Korea is expanding rapidly due to the relatively low penetration of physical security services as compared to other developed countries, growing demand for residential security services and the popularization of unmanned services. The physical security business of ADT CAPS, which will become a consolidated subsidiary of Spinco upon completion of the Spin-off, competes with other large physical security service providers, including S-1 Corporation (“S-1”) and KT Telecop Co., Ltd. (“KT Telecop”). The information security services market in Korea is also undergoing rapid growth as various industries become more digitalized and the risk of cybersecurity breaches rises. ADT CAPS’ information security services compete with other domestic providers of similar products and services, such as Ahnlab, Inc., SECUi Corp., WINS Co., Ltd. and Igloo Security, Inc., as well as multinational players who provide similar services in Korea.

Eleven Street. The industry in which Eleven Street, which will become a consolidated subsidiary of Spinco upon completion of the Spin-off, operates is intensely competitive, and Eleven Street expects that competition will continue to increase. Eleven Street competes with a wide variety of online and offline companies providing goods and services to customers and merchants, including other online shopping platforms and services operated by Korean and global internet companies and e-commerce companies (such as Coupang, NAVER, Kakao and eBay (which operates Gmarket and Auction in Korea), among others) as well as traditional retailers and merchandisers, such as department stores, discount stores, direct retailers and home-shopping channels. The internet and mobile networks provide new, rapidly evolving and intensely competitive channels for the sale of all types of goods and services. Eleven Street competes in two-sided markets and must attract both customers as well as merchants to use its online marketplace and commerce portal. Customers who purchase goods and services through Eleven Street have many alternatives, and merchants have other channels to reach customers. Eleven Street expects competition to continue to intensify. Online and offline businesses compete with each other, and Eleven Street’s competitors include a number of online and offline retailers with greater resources, large user communities and well-established brands.

One Store. In the domestic mobile application marketplace industry, the ONE Store platform, which is only available on mobile devices that use Google’s Android operating system and are sold by the three major mobile network operators (comprising SK Telecom, KT Corporation (“KT”) and LG Uplus Corp. (“LG U+”)), faces direct competition from Google’s Google Play platform available to all mobile devices using Google’s proprietary Android operating system. One Store also faces indirect competition from Apple’s App Store platform available to mobile devices using Apple’s proprietary iOS operating system. Each of Google and Apple has greater resources, a large built-in user community and a well-established and globally recognized brand. In 2020, One Store’s market share of the mobile application marketplace industry in Korea was approximately 13.8% in terms of transaction amount for in-app purchases and download of games, compared to Google with 77.6% and Apple with 8.6%, according to Mobile Index. One Store expects that competition among the three players in such market will continue to intensify, as both Google and Apple have recently been engaging in fee reductions to application developers and promotional discounts to users to increase their respective market shares. In order to maintain and increase its market share, One Store expects to continue to invest significantly in marketing activities to enhance its brand power and strengthen its offering of user benefits.

SK Planet. In its marketing platform business, SK Planet competes with other platform providers offering online advertising and marketing services, including the providers of major online and mobile portal and social networking services (such as NAVER and Kakao) and e-commerce service providers (such as Coupang, Auction and Gmarket), as well as other forms of more traditional channels of advertising such as television and printed media. The Internet and mobile marketing industry provide new, rapidly growing and intensely competitive channels for advertising and marketing, and merchants have a variety of channels to effectively market their products and services. As such, SK Planet competes in two-sided markets and must attract both platform users as well as merchants to advertise and promote their brands, products and services on SK Planet’s marketing platforms. SK Planet expects competition to continue to remain intense.

Spinco’s equity interest in SK hynix is subject to a number of risks.

SK Telecom holds a 20.1% equity interest in SK hynix, one of the world’s largest memory semiconductor companies that engages in the design, manufacture and sale of advanced memory semiconductors, which will be transferred to Spinco upon the consummation of the Spin-off. Such investment in SK hynix is accounted for under the equity method, and the net gain relating to investments in associates and joint ventures is included in SK Telecom’s profit before income tax. Such accounting treatments are expected to be adopted by Spinco upon the consummation of the Spin-off. SK Telecom recorded a share of profit related to its 20.1% equity interest in SK hynix of Won 3,238.1 billion in 2018, Won 416.2 billion in 2019 and Won 995.1 billion in 2020. The results of operations of SK hynix, which may fluctuate based on the occurrence or continuation of any of the risks described below, will have a material effect on Spinco’s financial condition and results of operations.

The memory semiconductor industry is subject to cyclical fluctuations, including recurring periods of oversupply, which may result in volatility in SK hynix’s operating results.

SK hynix’s DRAM products accounted for 70.6% of its total sales in 2020, and SK hynix’s NAND flash products accounted for 23.4% of its total sales in 2020. Accordingly, SK hynix’s business is affected by market conditions in the highly cyclical memory semiconductor industry. The industry’s cyclicality results primarily from fluctuations in demand for the end products that use memory semiconductors, particularly from the information and technology industry and the consumer electronics industry, which are sensitive to general conditions in the global economy, as well as fluctuations in the manufacturing capacity available to produce memory semiconductors. Uncertainties in the global economy have increased in recent years, with global financial and capital markets experiencing substantial volatility. In particular, the ongoing pandemic of a new strain of COVID-19 has materially and adversely affected the global economy and financial markets in 2020. See “—The ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases could adversely affect the Spin-off Businesses or Spinco’s financial condition or results of operations.”

The long lead times for new facilities to become operational have in some cases resulted in significant increases in the industry’s production capacity coinciding with weakening demand, resulting in global oversupply of products and declining prices. Demand growth expectations in the end markets that use memory semiconductors have typically been accompanied by increased capital investment by manufacturers. In addition, semiconductor manufacturers worldwide have migrated to finer line-width process and advanced stacking technologies, which have increased the number of bits produced per wafer. These capital investments and adoption of new technologies may result in increases in the supply of memory semiconductors that are not matched by commensurate growth in demand in the end markets for such products. From time to time, the memory semiconductor industry has experienced significant and sometimes prolonged periods of oversupply and weak prices.

As a result of such fluctuations in global demand as well as in the manufacturing capacity available to produce memory semiconductors, SK hynix’s results of operations may be volatile from period to period. Following a period of strong global demand for memory semiconductors in the first half of 2018, the prices of memory products decreased starting in the second half of 2018, reflecting weakening demand and a general oversupply in the market, which in turn negatively impacted SK hynix’s results of operations in 2019. SK hynix’s revenue decreased from Won 40,445.1 billion in 2018 to Won 26,990.7 billion in 2019. SK hynix’s profit for the year decreased from Won 15,540.0 billion in 2018 to Won 2,009.1 billion in 2019. Following a rebound of prices of memory products in 2020 that was partially driven by a recovery of global demand for server memory products, which was in part due to the increase of remote working arrangements due to COVID-19, SK hynix’s revenue increased by 18.2% from Won 26,990.7 billion in 2019 to Won 31,900.4 billion in 2020, and its profit for the year increased by 136.9% from Won 2,009.1 billion in 2019 to Won 4,758.9 billion in 2020.

An actual or anticipated deterioration in market conditions may result in a decline in demand for SK hynix’s products that may have a negative impact on the prices at which they can be sold. In such a case, SK hynix will likely face pressure to reduce prices and may need to rationalize its production capacity and reduce fixed costs. SK hynix’s ability to significantly reduce expenditures for production facilities and research and development during an industry downturn is limited because of the need to maintain its competitive position. If SK hynix is unable to reduce its expenses sufficiently to offset reductions in prices and sales volume, SK hynix’s margins will deteriorate and its business, financial condition and results of operations may be materially and adversely affected.

SK hynix’s future long-term growth depends to a significant extent on its ability to increase production capacity.

SK hynix’s future long-term growth will be dependent on its ability to continue to expand its production capacity and total output beyond current levels. As part of SK hynix’s efforts to reduce unit manufacturing costs, improve manufacturing yields and enhance its profitability, SK hynix periodically phases out the operations of its older wafer fabrication facilities (“fabs”) as well as upgrading them to new fabs that implement more advanced processing technologies.

SK hynix’s ability to expand and successfully operate additional production facilities and increase output is subject to significant risks and uncertainties, including:

•	its ability to secure adequate purchase orders from customers to maintain optimal production utilization rates;

•	its ability to raise sufficient funds to build and operate new production facilities, including securing adequate working capital for labor costs and the purchase of raw materials and other supplies;

•

delays and cost overruns associated with the build-out of additional facilities due to factors, many of which may be beyond SK hynix’s control, such as delays in government approvals, problems with equipment vendors or raw material suppliers and equipment malfunctions and breakdowns; and

•	diversion of significant management attention and other resources.

SK hynix’s cash outflows for acquisition of property, plant and equipment amounted to Won 16,036.1 billion in 2018, Won 13,920.2 billion in 2019 and Won 10,068.7 billion in 2020. While maintaining a prudent investment policy, SK hynix currently expects its capital expenditures in 2021, which will mainly focus on spendings on technology migration, to increase compared to those in 2020. SK hynix periodically adjusts its capital expenditure plans on an on-going basis subject to market demand for SK hynix’s products, the production outlook of the global memory semiconductor industry as well as global economic conditions in general. SK hynix may delay or not implement some of its announced capital expenditure plans based on its assessment of such market conditions. If SK hynix is unable to expand its production capacity and ramp up its operations within its anticipated timeframe and budgeted costs, SK hynix may not be able to meet customer demand and pursue additional economies of scale and growth, which could have a material adverse effect on SK hynix’s business, financial condition and results of operations.

SK hynix’s revenue and profitability may decline if it is unable to obtain adequate supplies of raw materials and equipment in a timely manner and at reasonable prices.

SK hynix requires timely and adequate supplies of raw materials and equipment in order to manufacture its products. SK hynix sources most of its raw materials, including wafers, from suppliers in Korea, Japan and the United States. SK hynix is not dependent on any one supplier for a substantial portion of its raw material requirements for assembly and testing, and SK hynix believes that it generally has access to alternative sources of supply for its principal raw materials. However, from time to time, SK hynix and other semiconductor manufacturers have experienced shortages and increase in lead times for delivery of raw materials, which in turn have resulted in interruptions in production and delivery of products in the past. To minimize the potential for significant interruptions of supplies of principal raw materials, SK hynix has entered into multi-year supply agreements with its key material suppliers and plans to enter into similar agreements with other major suppliers, as well as diversify the geographic location of key suppliers.

Like other memory semiconductor manufacturers, SK hynix also depends on a limited number of manufacturers in the Netherlands, the United States and Japan for its key equipment. SK hynix generally seeks to obtain testing equipment with similar functionality from various vendors. However, SK hynix’s purchases of high-end equipment meeting SK hynix’s standards are limited to several manufacturers. In periods of high market demand, the lead times from order to delivery of such equipment can be as long as six to twenty-four months. SK hynix seeks to manage this process through early reservation of appropriate delivery slots and constant communication with its equipment suppliers. However, unavailability of equipment, delays in delivery of key equipment or failure of equipment to meet SK hynix’s specifications could delay implementation of SK hynix’s expansion plans and impair its ability to timely deliver products to its customers.

It is possible that any of SK hynix’s key supplier relationships could be interrupted or terminated due to events beyond SK hynix’s control, including international supply disruptions caused by geopolitical issues, trade restrictions imposed by foreign governments, natural disasters or severe health pandemics such as COVID-19. If SK hynix is unable to obtain adequate amounts of key raw materials and equipment in a timely manner and at a reasonable cost, the production of its products could be disrupted, which would negatively impact SK hynix’s business, financial condition and results of operations.

The complexity of memory semiconductor production makes SK hynix highly susceptible to potential manufacturing issues.

Manufacturing memory semiconductors is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Even very small impurities in raw materials, flaws in the wafer fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous chips on each wafer to be nonfunctional. SK hynix may experience problems in achieving an acceptable success rate in the manufacture of wafers, and the likelihood of facing such difficulties is higher in connection with the transition to new manufacturing methods. From time to time, SK hynix has experienced minor disruptions in its manufacturing process as a result of temporary power outages. SK hynix may also experience manufacturing problems in its assembly and test operations as a result of the introduction of new packaging materials. In addition, as technological advances in semiconductors become more rapid, manufacturing activities become more complex and prone to problems. Disruption of operations may also occur due to fire, flood or other natural disasters or calamities, human error, or acts of terrorism or war. Any interruption of wafer fabrication at any of SK hynix’s facilities resulting in the failure to achieve acceptable manufacturing yields or inability to meet its customers’ requirements would adversely affect SK hynix’s business, financial condition and results of operations.

SK hynix’s long-term profitability depends on its ability to respond to rapid technological changes in the manufacturing process in a timely and cost effective manner.

The average selling prices of memory semiconductors have declined in general and are expected to continually decline with time irrespective of industry-wide cyclical fluctuations, as a result of, among other factors, technological advancements and cost reductions in the memory semiconductor manufacturing process. SK hynix may be able to take advantage of temporary higher selling prices typically associated with the launch of new products or the emergence of external factors that increase demand, but such prices will likely decline over time, and in certain cases, very rapidly. If the average per-bit selling price for DRAM and NAND flash memory products that SK hynix produces decreases faster than the pace at which SK hynix is able to reduce its per-bit manufacturing costs, SK hynix’s gross margins would decrease. Accordingly, SK hynix’s ability to respond to rapid technological changes in the manufacturing process and achieve higher manufacturing yields in a timely and cost effective manner is critical to its long-term profitability.

Due to the competitive nature of the memory semiconductor market, manufacturers are continually seeking the most efficient production methods to maintain a low cost base. If SK hynix does not anticipate enhancements in manufacturing technology and fails to adopt new process technologies in a timely and cost effective manner, it may not be able to produce products that meet its customers’ demands at competitive prices. Although new technologies typically yield more chips per wafer once ramp-up has been successfully completed, yields are typically low during the initial early stage of transition where new technologies are applied to existing manufacturing process. There is no guarantee that SK hynix will not experience material delays in connection with future migrations to new technologies. If SK hynix is unable to respond to rapid technological changes in the manufacturing process in a timely and cost effective manner, it may lose its market share, which in turn could have a material adverse effect on its business, financial condition and results of operations.

Requirements of the customers in the information and technology industry and the consumer electronics industry are continually and rapidly evolving, and SK hynix’s success depends on its ability to anticipate and respond to these changes and trends.

Semiconductors are becoming increasingly diversified in terms of specifications, with customers demanding solutions that are optimized for their particular needs to manufacture specific electronic devices, including PCs, servers, graphic cards, mobile devices such as smartphones and tablets, and other consumer electronics products. SK hynix’s continued success will depend on its ability to respond quickly to evolving customer requirements and industry standards in its target markets and to offer its customers a variety of products with reliable quality and advanced features.

If SK hynix’s products do not keep pace with evolving industry standards, SK hynix could be required to invest significant resources to redesign its products to ensure compatibility with relevant standards. If SK hynix is slow to anticipate changing trends and respond to such changes in a timely manner, it could miss opportunities to capture potential customers, and it could lose its existing customers. In order for SK hynix to respond effectively to these and other market trends, it needs to dedicate significant resources to product design, research and development and marketing. There can be no assurance that SK hynix will have sufficient financial resources to fund all of the required research to develop technical innovations and meet changing industry standards. If SK hynix is unable to invest sufficient resources to satisfy the diversifying memory needs of its customers, or if it does so in an inefficient or untimely manner, it may lose its market share, which in turn could have a material adverse effect on its business, financial condition and results of operations.

SK hynix sells a substantial portion of its products to a select group of key customers in the United States and China, and any significant decrease in their order levels will negatively affect SK hynix’s business.

A substantial portion of SK hynix’s sales is attributable to a limited number of customers located in the United States and China. SK hynix’s top three customers in 2020 accounted for, in the aggregate, 32.5% of SK hynix’s total revenue. No assurance can be provided that SK hynix’s key customers will continue to place orders with SK hynix in the future at the same levels as in prior periods, or at all. SK hynix typically enters into mutually non-binding long-term supply arrangements of one to three years with its customers, which usually do not establish fixed pricing and volume commitments. Key customers may reduce quantities purchased, delay or cancel purchase orders or elect to terminate their business relationship with SK hynix at any time for a number of reasons, including industry consolidation through mergers and acquisitions. Because much of SK hynix’s costs and operating expenses are relatively fixed, termination of business relationships with key customers or significant reductions in sales to any key customers would have a material adverse effect on SK hynix’s business, financial condition and results of operations.

In recent years, SK hynix has also increasingly relied on sales to customers in China and the United States, and prolonged tensions in economic and trade relations between the two countries may have a material adverse effect on demand for SK hynix’s products from key customers in such countries. Ongoing tensions between the United States and China and tariffs and other trade restrictions imposed by them on each other, including restrictions and penalties imposed by their respective governmental agencies such as the Bureau of Industry and Security of the U.S. Department of Commerce (“BIS”), may lead to a decrease in the volume of products manufactured by SK hynix’s key customers located in such countries, which in turn could decrease demand for SK hynix’s memory semiconductors used as components in their products. In addition, SK hynix may be prohibited from selling products to certain of its key customers as a result of the ongoing trade tensions. For example, on August 20, 2020, the BIS published a final rule that further tightened restrictions under the Export Administration Regulations on Huawei Technology Co., Ltd. (“Huawei”) and its affiliates designated on the Entity List administered by BIS. Under the final rule, any item produced based on the relevant categories of U.S.-origin technology or software in any meaningful way may no longer be provided to Huawei for use by it or for use in any Huawei product without obtaining a license. Sales of any such items without obtaining the proper license would result in a violation of U.S. law. Starting on September 15, 2020, SK hynix has suspended sale of its products to Huawei and its affiliates designated on the Entity List administered by BIS. Huawei has been one of SK hynix’s key customers in recent years, and there can be no assurance that SK hynix will be able to obtain the required license from BIS in order to resume sales of its products to Huawei or secure sufficient demand for SK hynix’s products at comparable prices from its other customers, the failure of which may have a material adverse effect on SK hynix’s business. It is not possible to predict the duration of tensions in economic and trade relations between China and the United States, and prolonged trade restrictions could have a material adverse effect on SK hynix’s business, financial condition and results of operations.

SK hynix may not be able to realize the anticipated benefits of its acquisitions, which could harm its business, financial condition and results of operations.

SK hynix’s success will depend, in part, on its ability to expand its product offerings, and grow its business in response to changing technologies, consumer demands and competitive pressures. In some circumstances, SK hynix may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. For example, On October 20, 2020, SK hynix announced its agreement to acquire the NAND flash memory and storage business of Intel (the “Intel NAND Business Acquisition”), which includes the NAND solid-state drive (“SSD”) business and the NAND component and wafer business as well as the Dalian Manufacturing Facility, for approximately US$9 billion. The acquisition is subject to governmental approvals as well as other customary closing conditions and customary termination fees, which may be significant, if the transaction is terminated under certain specified circumstances. See “Business—Investments and Joint Ventures—SK hynix—Strategic Alliances, Investments and Acquisitions.” The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and SK hynix may not be able to successfully complete its identified acquisitions, including the pending Intel NAND Business Acquisition. SK hynix has limited experience acquiring other businesses, and its ability to acquire and integrate other companies and assets, particularly large or complex companies, products or technologies, in a successful manner remains subject to uncertainty.

The risks SK hynix faces in connection with acquisitions also include:

•	diversion of management time and focus from operating SK hynix’s business to addressing acquisition and integration challenges;

•	challenges associated with the integration of product development and sales and marketing functions of the acquired business;

•	challenges associated with the retention of key employees from the acquired business;

•	cultural and operational challenges associated with integrating employees from the acquired business into SK hynix;

•	challenges associated with the integration of the acquired business’s accounting, management information, human resources and other administrative systems;

•	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

•	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims;

•	unanticipated impairment of goodwill; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former shareholders or other third parties.

SK hynix’s failure to address these risks or other problems encountered in connection with its past or future acquisitions could cause it to fail to realize the anticipated benefits of these acquisitions, cause it to incur unanticipated liabilities, or could otherwise harm its business generally. Future acquisitions could also result in dilutive issuances of its equity securities or the incurrence of debt, contingent liabilities, amortization expenses or incremental operating expenses.

SK hynix’s strategic alliances and investments may not be successful, which may adversely affect its competitive position and impair SK hynix’s ability to achieve its business objectives.

SK hynix continually seeks out opportunities to further its strategic objectives, including by entering into joint ventures and joint product development and supply agreements, to further solidify its market position as a leading semiconductor company in the world. Cooperation in product design, manufacturing and sales and marketing between partner companies has increased in response to the growing diversity and complexity of memory semiconductors and applications, demand for technological enhancements and increasing costs associated with keeping pace with industry developments. SK hynix’s strategic initiatives may not only assist SK hynix in maintaining and growing its presence in existing markets but may also provide SK hynix with a cost-effective means of accessing new markets, products and technologies.

As part of the efforts to expand SK hynix’s foundry business, SK hynix system ic Inc. (“SK hynix system ic”) entered into a joint venture with Wuxi Industrial Development Group, an investment firm under the Wuxi regional government in China. SK hynix system ic holds a 50.1% interest in the joint venture, which has completed construction of a semiconductor foundry plant in Wuxi, China. From time to time, SK hynix has also acquired equity stakes in other industry players to further strengthen its business relationships and may do so again in the future. For example, in June 2018, SK hynix participated as a member of a consortium led by Bain Capital (the “Bain Consortium”) in its purchase of a controlling stake in Kioxia from Toshiba Corporation. See “Business—Investments and Joint Ventures—SK hynix—Strategic Alliances, Investments and Acquisitions.”

Strategic initiatives involve a number of risks, including potential disagreements with strategic partners, diversion of management attention and, in the case of joint ventures, cultural and operational challenges associated with operation of the joint venture. SK hynix’s strategic, joint venture or consortium partners may have economic or business interests that are inconsistent with those of SK hynix, take actions contrary to agreed policies or objectives, undergo a change of control, experience financial and other difficulties or be unable or unwilling to fulfill their obligations. SK hynix’s failure to address such risks or other problems encountered in connection with its past or future investments could cause SK hynix to fail to realize the anticipated benefits of such investments, cause SK hynix to incur unanticipated liabilities, or could otherwise harm SK hynix’s business relationships and reputation. In addition, SK hynix’s investments may become subject to unanticipated impairment losses (or losses for financial assets measured at fair value through profit or loss) if the value of the invested assets declines. Any such developments or other events that result in a material decrease in the book value of SK hynix’s equity investments could have a material adverse effect on SK hynix’s business, financial condition and results of operations.

Spinco’s security business is subject to a number of risks.

Spinco’s security business will consist of physical security services and information security services operated by ADT CAPS, which will become a consolidated subsidiary of Spinco following the completion of the Spin-off. Such business is subject to numerous risks, including those described below. The occurrence or continuation of any of the risks or conditions described below may have a material adverse effect on Spinco’s security business as well as its financial condition and results of operations.

The future growth of ADT CAPS is dependent upon its ability to keep pace with rapid technological and industry changes through a combination of its own internal development, acquisitions and partnerships with third parties, in order to obtain and maintain new technologies for its products and service introductions that achieve market acceptance with acceptable margins.

ADT CAPS’ security business operates in markets that are characterized by rapidly changing technologies, evolving industry standards, potential new entrants and changes in customer needs and expectations. Accordingly, ADT CAPS’ future success depends in part on:

•	its ability to identify emerging technological trends in target end-markets, develop, acquire and maintain competitive products and services that capitalize on existing and emerging trends;

•	enhance existing products and services by adding innovative features on a timely and cost-effective basis that differentiates ADT CAPS from its competitors;

•	incorporate popular interactive products and services of affiliates or third-parties into its product and service offerings;

•	sufficiently capture intellectual property rights in new inventions and other innovations; and

•	develop or acquire and bring products and services, including enhancements, to market quickly and cost-effectively.

ADT CAPS’ ability to develop, alone or with affiliates or third parties, or to acquire new products and services that are technologically innovative requires the investment of significant resources and can affect its competitive position. The technologies underlying ADT CAPS’ information security products and services are particularly complex because they must effectively and efficiently identify and respond to new and increasingly sophisticated threats while meeting other stringent technical requirements in areas of performance, usability and availability. These development and acquisition efforts divert resources from other potential investments in its businesses, and they may not lead to the development of new commercially successful technologies, products or services on a timely basis.

Any new or enhanced products and services developed in these manners may not satisfy customer preferences, and potential product failures may cause customers to reject ADT CAPS’ products and services. As a result, these products and services may not achieve market acceptance, and ADT CAPS’ brand image could suffer. In addition, ADT CAPS’ competitors may introduce superior products, services or business strategies, impairing its brand and the desirability of its products and services, which may cause customers to defer or forego purchases of its products and services. If ADT CAPS’ competitors implement new technologies before it is able to implement them, those competitors may be able to provide more effective products and services than those of ADT CAPS, possibly at lower prices, and experience higher adoption rates and popularity. Any delay or failure in the introduction of new or enhanced products and services could harm ADT CAPS’ business, results of operations and financial condition. In addition, the markets for its products and services may not develop or grow as it anticipates. The failure of ADT CAPS’ technology, products or services to gain market acceptance, the potential for product defects or the obsolescence of its products and services could significantly reduce its revenue, increase its operating costs or otherwise materially adversely affect its business, financial condition and results of operations.

In addition to developing and acquiring new technologies and introducing new offerings, ADT CAPS may need, from time to time, to phase out outdated and unsuitable technologies and services. If it is unable to do so on a cost-effective basis, it could experience reduced profits.

Demand for ADT CAPS’ products and services is affected by the general economy, the business environment and the turnover in the housing market, among other things.

Downturns in the general economy, the business environment and the housing market would reduce opportunities to make sales of ADT CAPS’ products and services. Downturns in the rate of the sale of new and existing homes, which ADT CAPS believes drives a substantial portion of new customer volume for its physical security business in any given year, and downturns in the rate of commercial property development, which drives demand for commercial offerings, would reduce opportunities to make sales of new security products and services and reduce opportunities to take over existing ones. Recoveries in the housing market increase the occurrence of relocations, which may lead to ADT CAPS’ residential customers disconnecting service and not contracting with ADT CAPS in their new homes.

The demand for ADT CAPS’s products and services is also dependent, in part, on its customers’ level of discretionary income as well as economic conditions. When ADT CAPS’ customers’ disposable income available for discretionary spending is reduced, it could experience increased attrition rates and reduced customer demand. Where levels of business activity decline, business from commercial customers could experience increased attrition rates and reduced demand. No assurance can be given that ADT CAPS will be able to continue acquiring quality customers or that it will not experience higher attrition rates. ADT CAPS’ long-term revenue growth rate primarily depends on new contracts exceeding disconnects. If customer disconnects and defaults increase, ADT CAPS’ business, financial condition and results of operations could be materially adversely affected. See “—Risks Relating to Korea—If economic conditions in Korea deteriorate, Spinco’s business and future growth could be materially and adversely affected.”

ADT CAPS’ reputation as a service provider of high-quality security offerings may be materially adversely affected by product defects or shortfalls in customer service.

ADT CAPS’ security business depends on its reputation and ability to maintain good relationships with its subscribers, dealers, suppliers and regulators, among others. ADT CAPS’ reputation may be harmed either through product defects, such as the failure of one or more of its subscribers’ security systems, or shortfalls in customer service.

Subscribers generally judge ADT CAPS’ security products based on their performance in detecting and preventing security threats. As many of such products are complex and may contain design defects, vulnerabilities or errors that are not detected before their commercial release despite testing and quality control, and the techniques used by adversaries change frequently and generally are not recognized until widely applied, there is a risk that ADT CAPS’ security products would not be able to address certain attacks and fail to perform their intended operation, or temporarily interrupt the operations of customers. If any of ADT CAPS’ customers are affected by a physical or information security breach while using its products, or if such security breaches are not addressed by ADT CAPS on a timely basis, such as a delay in the dispatch of security personnel in case of ADT CAPS’ flagship Central Monitoring Services (“CMS”)-based services, customers could be disappointed with such products or perceive that they failed to perform their intended purpose, and with respect to large commercial customers who may experience large commercial losses due to such breach, ADT CAPS may be subject to claims or lawsuits for large amounts. Furthermore, if any customer publicly known to use any of ADT CAPS’ security products is the subject of a security breach that becomes publicized, ADT CAPS’ other current or potential customers may choose to purchase alternative products from its competitors, or supplement its products with its competitors’ products. Real or perceived security breaches of ADT CAPS’ customers, as well as any material delay in ADT CAPS’ response to address such breaches, could cause disruption or damage or other negative consequences and could result in negative publicity about ADT CAPS, reduced sales, damage to its reputation and competitive position, increased expenses and customer relations problems.

Customers also judge ADT CAPS’ products through their interactions with the staff at the monitoring and customer care centers, dealers and technicians who perform on-site installation and maintenance services. Any harm to ADT CAPS’ reputation or subscriber relationships caused by the actions of its dealers, personnel or third-party product or service providers or any other factors could have a material adverse effect on its business, financial condition and results of operations.

ADT CAPS has invested and will continue to invest in new businesses, services and technologies, which could disrupt its current operations and may materially adversely affect its business results.

ADT CAPS has invested and will continue to invest in new businesses, products, services and technologies beyond traditional security services, such as new converged security services that combine physical and information security services. Such investments may involve significant risks and uncertainties, including capital loss on some or all of the investments, insufficient revenue from such investments to offset any new liabilities assumed and expenses associated with these new investments, distraction of management from current operations and issues not identified during pre-investment planning and due diligence that could cause it to fail to realize the anticipated benefits of such investments and incur unanticipated liabilities. Since these investments are inherently risky, these new businesses, products, services and technologies may not be successful and as a result, may materially adversely affect ADT CAPS’ reputation, business, financial condition and results of operations.

ADT CAPS continues to integrate its recent mergers and acquisitions, which may divert management’s attention from its ongoing operations and may not achieve all of their anticipated benefits, synergies or cost savings.

ADT CAPS is the surviving entity resulting from of a series of transactions combining the physical security businesses of the former ADT CAPS Co., Ltd. (“Former ADT CAPS”) (which SK Telecom acquired in October 2018) and NSOK Co., Ltd. (“NSOK”), the information security business of former SK Infosec Co., Ltd. (“SK Infosec”) (which SK Telecom acquired in December 2018) and the security equipment construction and security services business of SK hystec inc. (which Former ADT CAPS acquired in July 2020) into one company. See “—Spinco may fail to successfully complete, integrate or realize the anticipated benefits of its new acquisitions, joint ventures or other strategic alternatives or corporate reorganizations, including the Spin-off, and such transactions may negatively impact its business.” and “Business—Security Services Segment.” Such transactions have required the integration of separate companies or business lines that have previously operated independently. While the integration of such companies and businesses is ongoing, the anticipated financial and operational benefits, including increased revenues, synergies and cost savings, depends in part on ADT CAPS’ ability to successfully combine and integrate such businesses. There can be no assurance regarding the extent to which ADT CAPS will be able to realize increased revenues, synergies, cost savings or other benefits from such transactions. These benefits may not be achieved within the anticipated time frame and ADT CAPS may not realize all of these anticipated benefits. As of December 31, 2020, the amount of goodwill recognized by Spinco in its combined carve-out statement of financial position related to SK Telecom’s acquisition of various companies and businesses engaged in security services was Won 1,176.3 billion. See note 16 of the notes to Spinco’s combined carve-out financial statements. While no impairment loss was recognized on such goodwill in 2020, any failure to realize the anticipated benefits of such acquisition may cause the recoverable amount to exceed its carrying amount, which would require Spinco to recognize impairment losses on goodwill relating to the acquisition.

In addition, the continued integration of operations, products and personnel from such transactions will continue to require the attention of ADT CAPS’ management and place demands on other internal resources. The diversion of management’s attention, and any difficulties encountered in the transition and integration process, could materially adversely affect its business, financial condition, results of operations and cash flows. In addition, the overall continued integration of such businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and loss of customer relationships.

While ADT CAPS has not experienced any material difficulties to date in connection with integrating the businesses, many of these factors are outside its control and any one of them could result in increased costs, decreases in the amount of expected revenues and further diversion of management’s time and energy, which could materially adversely affect its business, financial condition and results of operations.

ADT CAPS relies on a significant number of customers remaining as customers for long periods of time.

ADT CAPS operates its business with the goal of retaining customers for long periods of time to recoup its initial investment in new customers. Accordingly, its long-term profitability is dependent on long customer tenure. This requires that ADT CAPS minimize its rate of customer disconnects, or attrition. Factors that can increase disconnects include customer relocations, problems experienced with product or service quality, customer service, customer defaults, unfavorable general economic conditions and the preference for lower pricing of competitors’ products and services. If ADT CAPS fails to keep its customers for a sufficiently long period of time, its profitability, business, financial condition and results of operations could be materially adversely affected. In addition, if attrition rates were to rise significantly, ADT CAPS may be required to accelerate the depreciation and amortization expense for, or to impair, certain of its assets, which would cause a material adverse effect on its business, financial condition and results of operations.

ADT CAPS depends on third-party providers and suppliers for components of security systems and third-party software licenses for its products and services. Any failure or interruption in products or services provided by these third parties could harm its ability to operate its business.

The components for the physical security systems that ADT CAPS installs are generally manufactured by third parties. ADT CAPS is therefore susceptible to interruptions in supply and to the receipt of components that do not meet its standards. Suppliers may be susceptible to disruptions from fire, natural disasters, weather and the effects of climate change (such as sea level rise, drought, flooding, wildfires and increased storm severity), pandemics, malicious acts, terrorism, government action or other concerns impacting their local workforce, all of which are beyond ADT CAPS’ and their control. Any financial or other difficulties that such providers face may have negative effects on ADT CAPS’ business. ADT CAPS exercises no control over its third-party suppliers, which increases its vulnerability to problems with the products and services they provide or to their choice of which companies they will allow to sell their products. While ADT CAPS strives to utilize multi-sourcing methods to allow similar hardware components for its security systems to be interchangeable to minimize the risk of a disruption from a single supplier, any interruption in supply could cause delays in installations and repairs and the loss of current and potential customers. Also, if a previously installed component were found to be defective, ADT CAPS might not be able to recover the costs associated with its repair or replacement across the installed customer base, and these costs, or the diversion of technical personnel to address the defect, could materially adversely affect ADT CAPS’ business, financial condition and results of operations. In the event of a product recall or litigation against suppliers or ADT CAPS, ADT CAPS could experience a material adverse effect on its business, financial condition and results of operations.

ADT CAPS also relies on third-party software for certain of its offerings and on the interoperation of that software with its own, such as ADT CAPS’ mobile applications and platforms. ADT CAPS could experience service disruptions if customer usage patterns for such offerings exceed, or are otherwise outside of, design parameters for the system and the ability for ADT CAPS or its third-party provider to make corrections. Such interruptions in the provision of services could result in ADT CAPS’ inability to meet customer demand, damage its reputation and customer relationships and materially and adversely affect its business. ADT CAPS also relies on certain software technology that it licenses from third parties and use in its products and services to perform key functions and provide critical functionality. Because a number of ADT CAPS’ products and services incorporate technology developed and maintained by third parties, it is, to a certain extent, dependent upon such third parties’ ability to update, maintain or enhance their current products and services, to ensure that their products are free of defects or security vulnerabilities, to develop new products and services on a timely and cost-effective basis and to respond to emerging industry standards, customer preferences and other technological changes. Furthermore, these third-party technology licenses may not always be available to ADT CAPS on commercially reasonable terms, or at all. If ADT CAPS’ agreements with third-party vendors are not renewed or the third-party software becomes obsolete, is incompatible with future versions of ADT CAPS’ products or services or otherwise fails to address its needs, no assurance can be provided that it would be able to replace the functionality provided by the third-party software with technology from alternative providers. Furthermore, even if ADT CAPS obtains licenses to alternative software products or services that provide the functionality it needs, it may be required to replace the installed hardware in order to execute the integration of or migration to alternative software products. Any of these factors could materially adversely affect ADT CAPS’ business, financial condition and results of operations.

Spinco’s commerce business is subject to a number of risks.

Spinco’s commerce business consists primarily of “11st,” a leading online marketplace and commerce portal operated by Eleven Street, which will become a consolidated subsidiary of Spinco following the completion of the Spin-off. Such business is subject to a number of risks, including those described below. The occurrence or continuation of any of the risks or conditions described below may have a material adverse effect on Spinco’s commerce business as well as its results of operations and financial condition.

If Eleven Street fails to timely identify or effectively respond to changing customer preferences and spending patterns, fails to expand the goods and services being purchased by customers, or fails or is unable to obtain or offer appropriate product categories, its relationship with its customers could be negatively affected.

Eleven Street’s future revenue is dependent on continued demand for the types of goods that it and its merchants list on 11st. The popularity of certain products, such as apparel, beauty, food and consumer electronics, may vary over time due to perceived availability, subjective value and trends of customers and society in general. Accordingly, Eleven Street’s ability to locate qualified merchants who satisfy its requirements and to acquire sufficient amounts of goods and services in a timely and cost-efficient manner that effectively respond to changing customer preferences and spending patterns is critical to its business.

A decline in demand for or popularity of certain goods and services sold on 11st without a corresponding increase in demand for different goods and services that Eleven Street’s merchants list on 11st could reduce its revenue. In addition, short-lived demand for certain goods and services may temporarily inflate the volume of those goods and services listed on 11st, placing a significant strain on its infrastructure. These trends may also cause significant fluctuations in Eleven Street’s results of operations from period to period. A failure to timely identify or effectively respond to changing consumer preferences and spending patterns or a failure or inability to obtain or offer appropriate product categories could negatively affect Eleven Street’s relationship with customers and demand for its goods and services offered on 11st.

Eleven Street operates in a rapidly changing industry and its business model is continuing to evolve, which makes it difficult to evaluate its business and prospects.

The retail industry in which Eleven Street operates is characterized by rapidly changing regulatory requirements and industry standards and shifting consumer demands, and Eleven Street’s business model continues to evolve. In recent years, Eleven Street has significantly reduced its sales of inventory directly purchased from suppliers and has transitioned to an open marketplace business model in which merchants offer their goods and services on 11st and Eleven Street generates advertising revenue from such merchants and service commissions based on a percentage of the purchases made by customers. In addition, as part of its efforts to differentiate its product offerings, Eleven Street is currently in discussions with Amazon.com, Inc. (“Amazon”) regarding a potential partnership pursuant to which Korean customers would be able to purchase a wide range of products available on the “Amazon Global Store” through 11st. Eleven Street’s evolving business model remains subject to a number of risks and uncertainties, including its ability to plan for and model future growth, expand its business in existing markets and enter new markets. Many factors may lead to a decline in Eleven Street’s growth rate, including increased competition, slowing demand, a failure to continue capitalizing on growth opportunities, higher market penetration and the maturation of its business.

Eleven Street has encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies that operate in evolving industries subject to increasing regulation. If Eleven Street’s assumptions regarding these risks and uncertainties, which it uses to plan and operate its business, are incorrect or change, or if it does not address these risks successfully, its business, results of operations and financial condition could be adversely affected.

Eleven Street generates a substantial portion of its revenue from its advertising products and services offered on 11st. The loss of its advertisers, reduction in spending by its advertisers or failure to achieve market acceptance of new advertising products and services could negatively affect its business.

Eleven Street generates a substantial portion of its revenue from advertising products and services on 11st. Demand for such advertising products and services is driven by the advertising spending levels of its merchants, which are influenced by the level of overall economic activity and business cycles in Korea. Economic uncertainty, volatility in the financial markets or a contraction in the availability of credit may make it more difficult for businesses to meet their working capital requirements and could lead them to seek to change their commercial relationships with their merchants, including Eleven Street. In the past, some advertisers have responded to weak economic and financial market conditions by reducing their advertising budgets, which include discretionary components that are relatively easier to reduce in the short term than other operating expenses.

As is customary in the industry, Eleven Street’s advertisers typically do not have exclusive or long-term advertising commitments with Eleven Street, and many of its advertisers spend only a relatively small portion of their overall advertising budget with Eleven Street. As a result, Eleven Street’s advertisers may not continue to do business with Eleven Street, or they may reduce the prices or spending they are willing to pay to advertise on 11st, if it does not deliver advertisements and other commercial content in an effective manner, or if they do not believe that their investment in Eleven Street’s advertising products and services will generate a competitive return relative to alternative methods of advertising.

Eleven Street’s advertising revenue could also be adversely affected by a number of other factors, including:

•	decreases in the number of active users of 11st and their engagement levels;

•	Eleven Street’s inability to improve its analytics and measurement solutions that demonstrate the value of advertising on 11st;

•	Eleven Street’s inability to adapt to the evolving online and mobile advertising market and create new products or services that sustain or increase the value of advertising on 11st;

•	offering changes Eleven Street may make that reduce the frequency or relative prominence of advertisements and other commercial content delivered through its advertising products and services;

•	Eleven Street’s inability to increase the relevance or delivery of targeted advertisements shown to its users;

•	loss of advertising market share to Eleven Street’s competitors;

•	adverse legal or regulatory developments relating to online or mobile advertising;

•	the degree to which users decline or opt out of certain types of targeted advertisements; and

•	the impact of new technologies that could block or obscure the display of some types of advertisements and other commercial content.

The occurrence of any of these or other factors could result in a reduction in demand for Eleven Street’s advertising products and services, which may reduce the prices it receives for its advertisements, or cause advertisers to stop advertising with it altogether, either of which would negatively affect Eleven Street’s business, results of operations and financial condition.

If Eleven Street fails to retain existing merchants or to add new merchants, or if its existing merchants fail to supply high-quality and compliant merchandise in a timely manner, its business, results of operations and financial condition will be adversely affected.

Eleven Street depends on its ability to attract and retain merchants that offer high-quality goods and services to its customers at attractive prices and to attract new customers in a timely manner and to keep its existing customers engaged and purchasing from 11st. Eleven Street must continue to attract and retain merchants in order to increase revenue and enhance profitability.

Eleven Street may experience merchant attrition in the ordinary course of business, which could lead to a decrease in the volume or selection of merchandise available to its customers, resulting in loss of customers to its competitors. New merchants may not offer the same selection or value to Eleven Street’s customers. In addition, Eleven Street may have disputes with merchants with respect to their compliance with quality control or other policies and measures imposed by Eleven Street, which may cause them to cease doing business with Eleven Street. Any complaints from merchants may in turn result in a negative impact on Eleven Street’s brand and reputation. If Eleven Street experiences significant merchant attrition, or if it is unable to attract new merchants, its revenue and results of operations may be materially and adversely affected. Eleven Street’s inability to source new merchants could have an adverse effect on its business, results of operations and financial condition.

Eleven Street relies on merchants to provide a fulfilling experience to its customers.

Eleven Street’s open marketplace provides many small- and medium-sized businesses with access to customers across Korea and abroad. Aggregating their products in one convenient online marketplace and commerce portal provides convenience to customers and an increased business opportunity to merchants. Eleven Street has policies and procedures to protect both merchants and customers on 11st. However, Eleven Street does not control the merchants, who are independent, third-party businesses. In most cases, the merchants provide fulfillment and arrange for third-party delivery of the orders placed by Eleven Street’s customers.

A small portion of customers complain about their experience with merchants on 11st. For example, customers may report that they have not received the items that they purchased, that the items received were not as represented by a merchant, or that a merchant has not been responsive to their questions or complaints. Eleven Street has customer service resources to process such complaints, but it cannot guarantee that these resources have or will resolve all concerns. Similarly, Eleven Street occasionally identifies merchants who are unable to fulfill orders within a timeframe or in a manner consistent with customer expectations. Service interruptions and delivery delays may be caused by events that are beyond the control of Eleven Street’s merchants, such as transportation disruptions, natural disasters, inclement weather, terrorism or public health crises.

Negative publicity and sentiment generated as a result of these types of complaints or any associated enforcement action taken against merchants could reduce Eleven Street’s ability to attract and retain its merchants and customers or damage its reputation. A perception that Eleven Street’s levels of responsiveness and support for its merchants and customers are inadequate could have similar results. In some situations, Eleven Street may choose to reimburse its customers for their purchases, but it may not be able to recover the funds it expends for such reimbursements. Although Eleven Street focuses on enhancing customer service, its efforts may be unsuccessful and its merchants and customers may be disappointed in their experience and not return. Disruptions in the operations of a substantial number of merchants could result in negative experiences for a substantial number of customers, which could harm Eleven Street’s reputation and brand.

Failure by Eleven Street’s merchants to comply with product safety, intellectual property or other laws may subject it to liability, damage its reputation and brand and harm its business.

Much of the merchandise that Eleven Street sells on 11st are subject to regulation by Korean laws or administrative agencies. Failure of Eleven Street’s merchants to provide goods and services that comply with all applicable laws, including, without limitation, product safety and intellectual property regulations and statutes, could result in liability, damage to Eleven Street’s reputation and 11st brand, increased enforcement activity or litigation and increased legal costs. Certain merchandise in the past has been, and could in the future be, subject to recalls and other remedial actions. Such recalls and voluntary removal of merchandise could result in, among other things, lost sales, diverted resources, potential harm to Elven Street’s reputation and increased customer service costs and legal expenses. In addition, Eleven Street has in the past become subject to fair trade claims and regulatory actions relating to allegedly false statements on 11st about merchandise and their quality and have been fined by the Korea Fair Trade Commission.

Eleven Street has also received in the past, and it may receive in the future, communications alleging that certain items listed by merchants on 11st infringe upon third-party copyrights, trademarks, trade names or other intellectual property rights of others. Although Eleven Street has a service quality management team that is responsible for monitoring reports of listing, display and sales of pirated, counterfeited, prohibited, regulated or faulty goods and services, such items may nevertheless be listed, displayed or sold on 11st and may subject it to potential lawsuits, sanctions, fines or other penalties, which could adversely affect its business, results of operations and financial condition.

Eleven Street relies on SK Pay to conduct a substantial amount of the payment processing. If SK Pay’s services were limited, restricted, curtailed or degraded in any way, or become unavailable, Eleven Street’s business may be adversely affected.

Eleven Street operates SK Pay, a secure payment service, and relies on the convenience and ease of use that SK Pay provides to its customers and merchants. If the quality, utility, convenience or attractiveness of SK Pay’s services declines for any reason, the attractiveness of 11st to customers and merchants could be harmed.

SK Pay is subject to a number of risks, if they were to materialize, that could materially and adversely affect its ability to provide payment processing services, including:

•	dissatisfaction with SK Pay’s services or lower use of SK Pay by customers and merchants;

•	increasing competition, including from other established companies, payment service providers and companies engaged in other financial technology services;

•	changes to rules or practices applicable to payment systems that link to SK Pay as well as regulations applicable to online and mobile payment services;

•	breach of customers’ privacy and concerns over the use and security of information collected from customers and any related negative publicity or liability relating thereto;

•	service outages, system failures, or failure to effectively scale the system to handle large and growing transaction volumes;

•	increasing costs to SK Pay, including fees charged by credit card companies to process transactions through SK Pay; and

•	failure to manage customer funds accurately or loss of customer funds, whether due to employee fraud, security breaches, technical errors, or otherwise.

Eleven Street is subject to risks associated with sourcing goods from countries outside of Korea.

A portion of Eleven Street’s sales are dependent on its and its merchants’ ability to import finished goods from other countries into Korea. Substantially all of such import operations are subject to customs requirements. The countries from which some of the products are manufactured or exported, or into which the products are imported, may from time to time impose quotas, duties, tariffs or other restrictions on imports (including restrictions on manufacturing operations) or adversely modify existing restrictions. Changes in Korea, China, U.S., and other foreign government policies regarding international trade, including import and export regulation and international trade agreements, may negatively impact Eleven Street’s business. Imports are also subject to unpredictable foreign currency variation which may increase their costs. Adverse changes in these import costs and restrictions, or failure by Eleven Street’s merchants to comply with customs regulations or similar laws, could harm Eleven Street’s business, results of operations and financial condition.

Eleven Street’s and its merchants’ ability to import products in a timely and cost-effective manner may also be affected by conditions at ports or issues that otherwise affect transportation and warehousing providers, such as port and shipping capacity, labor disputes, severe weather or increased security requirements in Korea and other countries. These issues could delay importation of goods or require Eleven Street or its merchants to locate alternative ports or transportation or warehousing providers to avoid disruption to customers. These alternatives may not be available on short notice or could result in higher costs, which could have an adverse impact on Eleven Street’s business, results of operations and financial condition.

The seasonality of Eleven Street’s business affects its quarterly results and places an increased strain on its operations.

Eleven Street has historically experienced seasonal fluctuations in its sales, with higher sales volumes associated with the Christmas, New Year, Lunar New Year and Chuseok holidays, as well as the 11st Festival Day promotions. Some of the holidays are on the lunar calendar, and thus the associated sales do not always fall in the same quarterly period. Eleven Street expects to continue to experience seasonal trends in its business, making results of operations variable from quarter to quarter. This variability makes it difficult to predict sales and can result in significant fluctuations in Eleven Street’s revenue between periods. If too many customers access 11st within a short period of time due to increased demand, it may experience system interruptions that make 11st unavailable or prevent it from efficiently fulfilling orders, which may reduce the volume of goods it offers or sells. In addition, Eleven Street may be unable to adequately staff its fulfillment and delivery network as well as its customer service centers during these peak periods, which may impact its ability to satisfy seasonal or peak demand.

Spinco’s platform services business is subject to a number of risks.

Spinco’s platform services segment will primarily consist of the mobile application marketplace business of One Store and the marketing platform service business of SK Planet, each of which companies will become a consolidated subsidiary of Spinco following the Spin-off. Such business is subject to numerous risks, including those described below. The occurrence or continuation of any of the risks or conditions described below may have a material adverse effect on Spinco’s platform services business as well as its financial condition and results of operations.

If either of One Store and SK Planet fails to retain existing users, add new users or maintain or increase the level of engagement of the user base of its marketing service platforms, its business and performance may be adversely affected.

The success of the platform services operated by One Store and SK Planet is dependent on their respective abilities to attract and retain active users, and the size of their respective active user bases and the level of their engagement are critical to each company’s success. Each of One Store and SK Planet currently generates a substantial majority of its revenue in Korea and will likely continue to do so in the foreseeable future. Accordingly, the financial performance of each of these companies has been and will continue to be significantly determined by its success in securing and engaging active users in Korea. If either of One Store or SK Planet fails to develop or provide platform services that are compatible with current and future mobile devices and technologies popular in Korea, or if the platform services it develops or provides are not widely accepted and used by Korean mobile or Internet users, such company may not be able to attract or retain users or otherwise maintain or increase the frequency, duration or level of their engagement, which may render its services less attractive to businesses that market or sell their products and services to users through such company’s platform.

The user retention, growth or engagement levels of each of One Store and SK Planet could also be negatively affected if:

•

it is unable to continue providing a user-friendly, convenient and intuitive user experience and environment, particularly relating to the quality, volume, design and layout of the content that it offers through its platforms;

•	it fails to maintain its brand image or its reputation is damaged;

•	it is unable to make new or upgraded services available in a timely and reliable manner;

•

it fails to provide adequate and satisfactory customer service to users or advertisers or maintain relationships with key business partners such as, in the case of One Store, mobile game developers and publishers and other mobile application and content providers, and in the case of SK Planet, vendors that participate in the Syrup Wallet and OK Cashbag marketing platforms;

•	adverse changes to its services are mandated by legislation, regulatory authorities or legal proceedings;

•	user concerns increase in relation to privacy and information sharing, safety or security;

•	technical or other problems prevent it from delivering its services in a rapid and reliable manner or otherwise negatively affect user experience;

•	users increasingly engage with other competing services; or

•

in the case of One Store, if the market share of mobile devices that use Google’s Android operating system and are sold through the three major mobile network operators in Korea, SK Telecom, KT Corporation (“KT”) and LG Uplus Corp. (“LG U+”), on which the ONE Store platform is pre-installed before purchase by the users of such devices, declines, whether due to an increase in the market share of mobile devices using Apple’s iOS operating system or mobile devices that are purchased directly from manufacturers or independent sellers rather than through the above-listed three major network operators in Korea.

If either of One Store or SK Planet fails to retain existing users, add new users or maintain or increase the level of engagement of the user base of its marketing service platforms, its business, financial condition and results of operations may be adversely affected.

Each of One Store and SK Planet operates in a rapidly changing industry and its business model is continuing to evolve, which makes it difficult to evaluate its business and prospects.

The platform service industry in which One Store and SK Planet operate is characterized by rapidly changing regulatory requirements and industry standards and shifting user demands, and the business models of One Store and SK Planet continue to evolve. For example, in recent years, SK Planet has increased the proportion of revenue generated from advertising by vendors that utilize its “Syrup Wallet” and “OK Cashbag” marketing platforms, and its business solutions business has also significantly grown. In addition, the types of products and contents offered through One Store’s mobile application marketplace has become increasingly diverse in recent years, from mobile games and personal and business applications to content-based offerings such as e-books, comics and streaming videos, as well as mobile shopping. The evolving business models of One Store and SK Planet remain subject to a number of risks and uncertainties, including each company’s ability to plan for and model future growth, expand its business in existing markets and enter new markets. Many factors may lead to a decline in the growth rates of One Store and SK Planet, including increased competition, slowing demand, a failure to continue capitalizing on growth opportunities, higher market penetration and the maturation of its business.

Each of One Store and SK Planet has encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies that operate in evolving industries subject to increasing regulation. If either company’s assumptions regarding these risks and uncertainties, which it uses to plan and operate its business, are incorrect or change, or if it does not address these risks successfully, its business, results of operations and financial condition could be adversely affected.

Spinco’s platform services segment is expected to generate a substantial portion of its revenue from its advertising and other products and services offered to its vendors on its platforms. The loss of its vendors, reduction in advertising spending by its vendors or failure to achieve market acceptance of new advertising products and services could negatively affect its business.

SK Planet generates a substantial portion of its revenue from advertising products and services on its Syrup Wallet” and “OK Cashbag” marketing platforms. In addition, a portion of One Store’s revenue is derived from advertising products and services on its ONE Store mobile application marketplace platform. Demand for such advertising products and services is driven by the advertising spending levels of its merchants and application providers, which are influenced by the level of overall economic activity and business cycles in Korea. Economic uncertainty, volatility in the financial markets or a contraction in the availability of credit may make it more difficult for businesses to meet their working capital requirements and could lead them to seek to change their commercial relationships with their advertising service providers. In the past, some advertisers have responded to weak economic and financial market conditions by reducing their advertising budgets, which include discretionary components that are relatively easier to reduce in the short term than other operating expenses.

As is customary in the industry, advertisers of SK Planet and One Store typically do not have exclusive or long-term advertising commitments with such companies, and many of its advertisers spend only a relatively small portion of their overall advertising budget with SK Planet and/or One Store. As a result, such advertisers may not continue to do business with SK Planet or One Store, or they may reduce the prices or spending they are willing to pay to advertise on their respective platforms, if such companies do not deliver advertisements and other commercial content in an effective manner, or if they do not believe that their investment in such companies’ advertising products and services will generate a competitive return relative to alternative methods of advertising.

Advertising revenue of each of SK Planet and One Store could also be adversely affected by a number of other factors, including:

•

decreases in the number of active users of the Syrup Wallet or OK Cashbag marketing platforms, in the case of SK Planet, or the ONE Store mobile application marketplace platform, in the case of One Store, and their engagement levels;

•	such company’s inability to improve its analytics and measurement solutions that demonstrate the value of advertising on its platform(s);

•	such company’s inability to adapt to the evolving online and mobile advertising market and create new products or services that sustain or increase the value of advertising on its platform(s);

•	offering changes such company may make that reduce the frequency or relative prominence of advertisements and other commercial content delivered through its advertising products and services;

•	such company’s inability to increase the relevance or delivery of targeted advertisements shown to its users;

•	loss of advertising market share to such company’s competitors;

•	adverse legal or regulatory developments relating to online or mobile advertising;

•	the degree to which users decline or opt out of certain types of targeted advertisements; and

•	the impact of new technologies that could block or obscure the display of some types of advertisements and other commercial content.

The occurrence of any of these or other factors could result in a reduction in demand for SK Planet’s and/or One Store’s advertising products and services, which may reduce the prices each of such company receives for its advertisements, or cause advertisers to stop advertising with it altogether, either of which would negatively affect their respective business, results of operations and financial condition.

If One Store fails to retain existing application providers or to add new application providers, or if its existing application providers fail to supply high-quality services on their respective applications in a timely manner, its business, results of operations and financial condition will be adversely affected.

One Store depends on its ability to attract and retain mobile application providers that offer high-quality applications with compelling contents to users and to attract new users and to keep its existing users engaged and downloading and/or making purchases using the ONE Store marketplace platform. In particular, a significant portion of One Store’s revenue is generated from the sale of mobile games and/or in-application purchases within such mobile games. Accordingly. One Store must continue to attract and retain high quality application providers, including mobile game developers and publishers, in order to increase revenue and enhance profitability.

In addition, One Store may have disputes with application providers with respect to their compliance with quality control or other policies and measures imposed by One Store, which may cause them to cease offering their applications on the ONE Store platform. Any complaints from application providers may in turn result in a negative impact on One Store’s brand and reputation. If One Store experiences significant application provider attrition, or if it is unable to attract new application providers, its revenue and results of operations may be materially and adversely affected. One Store’s inability to source new application providers could have an adverse effect on its business, results of operations and financial condition.

The ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases could adversely affect the Spin-off Businesses or Spinco’s financial condition or results of operations.

COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2, was declared a “pandemic” by the World Health Organization in March 2020, and has materially and adversely affected the global economy and financial markets in 2020 and 2021 to date. In light of the Korean government’s recommendations for social distancing, SK Telecom has been implementing remote work arrangements for its employees on a rotation basis. While SK Telecom does not believe such temporary arrangements to have had a material adverse impact on the Spin-off Businesses to date, a prolonged outbreak of COVID-19 may result in disruption in the normal operations of the Spin-off Businesses, including implementation of work arrangements requiring employees to work remotely, restrictions on overseas and domestic business travel and/or temporary closures of Spinco’s offices, which may lead to a reduction in labor productivity.

Other risks associated with a prolonged outbreak of COVID-19 may include:

•

an increase in unemployment among, and/or a decrease in disposable income of, the customers of the Spin-off Businesses, who may not be able to meet payment obligations or otherwise choose to decrease their spending levels, which in turn may decrease demand for some of the products and services of the Spin-off Businesses or cause an increase in delinquent customer accounts;

•

disruptions in operations, and/or a decrease in the demand for products and services, of the corporate customers of the Spin-off Businesses, including customers of SK hynix’s products and merchants that use Eleven Street’s platform and advertising services, which in turn may decrease such customers’ demand for Spinco’s services and products;

•

service disruptions, outages and performance problems due to capacity constraints caused by an overwhelming number of people accessing the services of the applicable Spin-off Businesses simultaneously or disruptions in the delivery of products to customers;

•	disruption in the supply of raw materials, components and equipment from vendors;

•	unstable global and Korean financial markets, which may adversely affect Spinco’s and/or the Spin-off Portfolio Companies’ ability to meet capital funding needs on a timely and cost-effective basis;

•	a decrease in the fair value of Spinco’s investments in companies that may be adversely affected by the pandemic, including SK hynix;

•

depreciation of the Won against major foreign currencies, which in turn may increase the cost of imported raw materials and equipment used by certain of the Spin-off Businesses, including the semiconductor business of SK hynix; and

•

disruption in the normal operations of the Spin-off Businesses resulting from the contraction of the disease by Spinco’s or the Spin-off Portfolio Companies’ employees or customers, which may necessitate employees to be quarantined and/or Spinco’s or the Spin-off Portfolio Companies’ business facilities to be temporarily shut down.

It is not possible to predict the duration or full magnitude of harm from COVID-19. In the event that COVID-19 or other types of widespread infectious diseases cannot be effectively and timely contained, Spinco’s business, financial condition and results of operations may be adversely affected.

Spinco may fail to successfully complete, integrate or realize the anticipated benefits of its new acquisitions, joint ventures or other strategic alternatives or corporate reorganizations, including the Spin-off, and such transactions may negatively impact its business.

Following the Spin-off, Spinco will continue to seek opportunities to develop or invest in new businesses that it would believe are complementary to its existing product and service portfolio and expand its global business through selective acquisitions. Accordingly, from time to time, Spinco may engage in evaluating potential transactions and other strategic alternatives as well as corporate reorganizations, some of which may be significant in size.

SK Telecom’s current ownership of its equity interest in many of the Spin-off Portfolio Companies were the result of such acquisitions, joint ventures, strategic alternatives or corporate reorganizations in recent years. For example, in June 2019, SK Telecom acquired a 34.6% interest in Incross Co., Ltd. (“Incross”), a digital advertising company, for an aggregate purchase price of Won 54 billion, in light of potential synergies with its media and commerce businesses. Furthermore, in order to strengthen its security business and explore potential synergies with its wireless and fixed-line business portfolio, SK Telecom acquired a 55.0% interest in Life & Security Holdings Co., Ltd. (“LSH”), which owned 100% of Former ADT CAPS, a leading Korean physical security service company, and two sister companies, CAPSTEC Co., Ltd. and ADT SECURITY Co., Ltd. (which subsequently merged with and into Former ADT CAPS), for Won 697 billion in October 2018; a 100% interest in SK Infosec, Korea’s leading information security company, in a share exchange transaction pursuant to which SK Telecom issued 1,260,668 treasury shares with an aggregate book value of Won 281 billion in exchange for all of the outstanding common shares of SK Infosec in December 2018 from SK Inc., SK Telecom’s largest shareholder; and additional shares of id Quantique SA (“id Quantique”), a leading provider of quantum cryptography solutions for data security based in Switzerland, with Won 55 billion in cash and Won 6 billion in contribution-in-kind in 2018 and through its participation in its capital increases in 2019 and 2020, as a result of which its equity interest in id Quantique was 68.1% as of December 31, 2020. In July 2020, Former ADT CAPS acquired the security equipment construction and security services business of SK hystec inc. for approximately Won 8 billion. SK Telecom subsequently combined LSH, Former ADT CAPS and SK Infosec into a single entity through a series of mergers that were completed in March 2021, and the surviving entity, SK Infosec, changed its name to ADT CAPS and has become the principal consolidated subsidiary that operates SK Telecom’s security business. In addition, SK hynix announced the Intel NAND Business Acquisition in October 2020. See “—Spinco’s equity interest in SK hynix is subject to a number of risks.—SK hynix may not be able to realize the anticipated benefits of its acquisitions, which could harm its business, financial condition and results of operations.” and “Business—Investments and Joint Ventures—SK hynix—Strategic Alliances, Investments and Acquisitions.”

SK Telecom has also pursued other strategic alternatives with respect to the Spin-off Businesses. In September 2019, in furtherance of its efforts to enhance the competitiveness of its media business and to promote its future growth, SK Telecom acquired a minority equity stake in Content Wavve, a joint venture established by the three major terrestrial broadcasters in Korea that operated the mobile over-the-top (“OTT”) service “POOQ,” by investing Won 91 billion in cash and transferring its former mobile OTT service business “oksusu” to Content Wavve. Content Wavve combined oksusu and POOQ to launch a new integrated mobile OTT service “wavve” in September 2019. As of December 31, 2020, SK Telecom held 30.0% of the total outstanding shares of Content Wavve. In addition, Eleven Street is currently in discussions with Amazon regarding a potential partnership pursuant to which Korean customers would be able to purchase a wide range of products available on the “Amazon Global Store” through 11st.

Furthermore, in December 2020, SK Telecom spun off its mobility business into a new wholly-owned subsidiary, T map Mobility Co., Ltd. (“T Map Mobility”), in order to enhance the competitiveness and promote the future growth of such business, and it has also formed a strategic partnership with Uber Technologies, Inc. (“Uber”) pursuant to which Uber has invested approximately US$50 million in T Map Mobility and approximately US$100 million in UT LLC, a joint venture formed in April 2021 between T Map Mobility and Uber in which T Map Mobility holds a 49.0% interest. Through UT LLC, T Map Mobility launched a new taxi-hailing service, “UT”, which integrates the affiliated taxi driver network and mapping and AI technologies of T Map Mobility’s former taxi-hailing service, “T map Taxi,” with Uber’s ride hailing technology, in May 2021. In addition, in May 2021, T map Mobility received an equity investment of Won 400 billion from affiliates of Affirma Capital and Eastbridge Partners, and in June 2021, T Map Mobility acquired YLP Co., Ltd., a logistics start-up company that offers AI-based cargo transportation platform services, for a total consideration of Won 79.0 billion consisting of cash and newly issued common shares. Following such transactions, SK Telecom holds a 66.3% equity interest in T Map Mobility.

While Spinco is hoping to benefit from a range of synergies from SK Telecom’s recent or future acquisitions and corporate reorganizations with respect to the Spin-off Businesses, including the Spin-off, as well as develop new growth engines for its overall business, Spinco may not be able to successfully complete or integrate such acquisitions, new businesses or reorganized entities and may fail to realize the expected benefits in the near term, or at all. In addition, when Spinco enters into new businesses with partners through joint ventures or other strategic alliances, Spinco and those partners may have disagreements with respect to strategic directions or other aspects of business, or may otherwise be unable to coordinate or cooperate with each other, any of which could materially and adversely affect Spinco’s operations in such businesses. Spinco’s business may be negatively impacted if it fails to successfully integrate or realize the anticipated benefits of such transactions.

The Spin-off Businesses rely on key researchers and engineers and senior management, and the loss of the services of any such personnel or the inability to attract and retain them may negatively affect the Spin-off Businesses.

The success of the Spin-off Businesses depends to a significant extent upon the continued service of research and development and engineering personnel, and on the applicable Spin-off Portfolio Company’s ability to continue to attract, retain and motivate qualified researchers and engineers. The Spin-off Businesses also depend on the services of experienced key senior management, and if any of the Spin-off Businesses loses their services, it would be difficult to find and integrate replacement personnel in a timely manner, or at all.

The loss of the services of any of key research and development and engineering personnel or senior management with respect to any of the Spin-off Businesses without adequate replacement, or the inability to attract new qualified personnel, would have a material adverse effect on such business, and in turn, Spinco’s operations.

Spinco may have to make further financing arrangements to meet its capital expenditure requirements and debt payment obligations, and the implementation of the Spin-off may have a significant impact on the Spin-off Businesses as they leave a large and diversified group of telecommunications and new ICT companies to operate as a separate corporate entity with more limited financial resources than SK Telecom prior to the Spin-off.

Spinco is expected to have significant capital expenditure requirements as it continues to invest in its infrastructure in order to enable it to maintain and enhance the Spin-off Businesses and in new businesses that complement the current Spin-off Businesses. In addition, as of December 31, 2020, Spinco had Won 47.0 billion in debt payment obligations due in 2021. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Requirements—Repayment of Outstanding Debt.”

Spinco will not have arranged firm financing for all of its current or future capital expenditure plans and debt payment obligations. Furthermore, the implementation of the Spin-off may have a significant impact on the Spin-off Businesses as they leave a large and diversified group of telecommunications and new ICT companies to operate as a separate corporate entity with more limited financial resources than SK Telecom prior to the Spin-off. Spinco expects to obtain funds for its proposed capital expenditure and debt payment obligations from various sources, including its cash flow from operations as well as from debt and equity financings. Any material adverse change in Spinco’s operational or financial condition could impact its ability to fund its capital expenditure plans and debt payment obligations. Volatile financial market conditions may also curtail Spinco’s ability to obtain adequate funding. Inability to fund such capital expenditure requirements may have a material adverse effect on Spinco’s financial condition, results of operations and business. In addition, although SK Telecom currently anticipates that the capital expenditure levels estimated by it will be adequate to meet Spinco’s business needs, such estimates may need to be adjusted based on developments in technology and markets. In the event Spinco is unable to meet any such increased expenditure requirements or to obtain adequate financing for such requirements on terms acceptable to Spinco, or at all, this may have a material adverse effect on Spinco’s financial condition, results of operations and business.

The Spin-off Businesses rely on technology developed by such businesses, and Spinco’s business will suffer if it is unable to protect its proprietary rights.

Following the Spin-off, the Spin-off Portfolio Companies will own numerous patents and trademarks worldwide, and have applications for patents pending in many countries, relating to the Spin-off Businesses. In addition to active research and development efforts, Spinco’s success will depend in part on the Spin-off Portfolio Companies’ ability to obtain patents and other intellectual property rights covering their products and services.

The Spin-off Portfolio Companies may be required to defend against charges of infringement of patent or other proprietary rights of third parties. Although SK Telecom has not experienced any significant patent or other intellectual property disputes to date, including in connection with the Spin-off Businesses, no assurance can be made that any significant patent or other intellectual property disputes in connection with the Spin-off Businesses will not occur in the future. Defending the patent and other proprietary rights of any Spin-off Portfolio Company could require it to incur substantial expense and to divert significant resources of its technical and management personnel, and could result in its loss of rights to employ certain technologies to provide its products and services.

Malicious and abusive Internet practices could impair the Spin-off Businesses and Spinco may be subject to significant legal and financial exposure, damage to its reputation and a loss of confidence of its customers.

The Spin-off Businesses involve the storage and transmission of large amounts of confidential information, and cybersecurity breaches expose such businesses to a risk of loss of this information, which may lead to improper use or disclosure of such information, ensuing potential liability and litigation, any of which could harm Spinco’s reputation and adversely affect its business.

The Spin-off Portfolio Companies’ cybersecurity measures may also be breached due to employee error, malfeasance or otherwise. Instituting appropriate access controls and safeguards across all information technology infrastructure of each Spin-off Portfolio Company is challenging. Furthermore, outside parties may attempt to fraudulently induce employees to disclose sensitive information in order to gain access to a Spin-off Portfolio Company’s data or the data or accounts of its customers, or may otherwise obtain access to such data or accounts. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, the applicable Spin-off Portfolio Company may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of any Spin-off Portfolio Company’s cybersecurity occurs or the market perception of the effectiveness of its cybersecurity measures is harmed, such Spin-off Portfolio Company may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties, damage to its reputation and a loss of confidence of its customers, which could have an adverse effect on Spinco’s business, financial condition and results of operations.

Labor disputes may disrupt Spinco’s or the Spin-off Portfolio Companies’ operations.

Although SK Telecom has never experienced any significant labor disputes to date, there can be no assurance that Spinco or the Spin-off Portfolio Companies will not experience labor disputes in the future, including protests and strikes, which could disrupt Spinco’s or the applicable Spin-off Portfolio Company’s business operations and have an adverse effect on Spinco’s financial condition and results of operation.

Every two years, the union and management of SK Telecom negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Spinco may also have a company union or other labor organization with which it would negotiate the material terms of employment in accordance with applicable laws. Some of the Spin-off Portfolio Companies have a company union. Although SK Telecom consider its relations with its employees to be good, there can be no assurance that Spinco and the Spin-off Portfolio Companies will be able to maintain such a working relationship with their respective employees and will not experience labor disputes resulting from disagreements with their respective labor unions or other labor organizations in the future.

Operations of the Spin-off Portfolio Companies and their ability to deliver services may be disrupted due to a systems failure, shutdown in its networks or natural disaster.

The operation of the Spin-off Businesses requires the use of wireless and fixed-line networks, which could be vulnerable to damage or interruptions in operations due to fires, floods, earthquakes, power losses, telecommunication failures, network software flaws, unauthorized access, computer viruses and similar events, which may occur from time to time. To the extent the occurrence of any of these events impact any of the Spin-off Portfolio Company’s operations or its ability to deliver services, such Spin-off Portfolio Company may be liable for damages to its customers caused by such interruptions, its or Spinco’s reputation may be damaged and its customers may lose confidence in it, any of which could have a negative effect on Spinco’s results of operations.

Fluctuations in the value of the Won against the U.S. dollar and other major foreign currencies may have a material adverse effect on Spinco’s results of operations and the market value of Spinco’s common shares.

There has been considerable volatility in exchange rates in recent years, including exchange rates between the Won and the U.S. dollar. See “Exchange Rates.” Substantially all of Spinco’s revenues will be denominated in Won. Depreciation of the Won may materially affect its results of operations because, among other things, it causes:

•	an increase in the amount of Won required by Spinco to make interest and principal payments on its foreign currency-denominated debt; and

•	an increase, in Won terms, of the costs of equipment, products and services that Spinco purchases from overseas sources which it pays for in U.S. dollars or other foreign currencies.

On the other hand, under SK hynix’s current operating and capital structure, appreciation of the Won generally has a net negative impact on its operating income because, among other things, it reduces the Won value of its export sales, which are primarily denominated in U.S. dollars, as well as causing its export products to be less competitive by raising their prices in U.S. dollar terms.

Although it is the general policy of Spinco and SK hynix to hedge against such currency risks, no assurance can be provided that such risks will be effectively managed. Volatility in currency exchange rates may lead to losses, which could have a material adverse effect on Spinco’s financial condition and results of operations. Fluctuations in the exchange rate between the Won and the U.S. dollar will also affect the U.S. dollar equivalent of the Won price of Spinco’s common shares on the KRX KOSPI Market following the listing of its shares. These fluctuations also will affect the U.S. dollar value of the proceeds that a holder will receive upon sale in Korea of Spinco’s common shares.

Spinco will be incorporated upon the Spin-off, and it will accordingly have no operating history as a separate corporate entity.

Pursuant to the Spin-off, Spinco will be newly incorporated. Accordingly, Spinco will have no operating history as a separate corporate entity with consolidated subsidiaries and investments, and you should consider Spinco’s business in light of the risks and challenges it may encounter as a relatively new enterprise, particularly its ability to cost-effectively manage and grow its operations.

Risks Relating to Regulatory Matters

The Spin-off Businesses are subject to complex and evolving laws and regulations.

The Spin-off Businesses are subject to a variety of laws and regulations in Korea and elsewhere that involve matters central to such businesses, including privacy and data protection, rights of publicity, content and pricing regulation, advertising, protection of personal information, intellectual property, competition, protection of minors, consumer protection and taxation. See “Business—Government Regulation” for a summary of certain laws and regulations in Korea that are applicable to the Spin-off Businesses.

Existing and new laws and regulations in Korea and elsewhere can be costly to comply with and can delay or impede the development of new products and services, result in negative publicity, significantly increase Spinco’s operating costs, require significant time and attention of management and technical personnel and subject Spinco to inquiries or investigations, claims or other remedies, including fines and demands that Spinco modify or cease existing business practices. In addition, many of these laws and regulations are still evolving and could be interpreted or applied in ways that could limit Spinco’s business, particularly in the new and rapidly evolving industries in which it operates. The introduction of new products or services in the existing markets of the Spin-off Businesses and the expansion of some of these businesses to other countries may subject them to additional laws and regulations. For example, Eleven Street’s operation of SK Pay subjects it to a variety of laws and regulations governing money transmission, payment settlement, e-commerce, protection of personal information, anti-money laundering and counter-terrorist financing, and it may become subject to additional regulatory requirements depending on how its products and services as well as payment processes evolve. Additional risks that Spinco faces as a result of providing online payment services include those relating to leakage of customers’ personal information, including credit card, bank account or other financial information, and concerns over the use and security of collected information, restrictions on the investment of consumer funds used to transact payments and additional disclosure and reporting requirements. Continually seeking ways to improve Spinco’s products and services may from time to time involve upgrades or changes in the technology and infrastructure supporting such products and services and could also result in greater regulation. If Spinco is required to comply with amended, new or additional laws and regulations in Korea or elsewhere, its business could be affected in many ways and areas, including the following:

•	the cost and general impact of compliance could be substantial, may require significant investments and organizational changes and, potentially, its ability to compete effectively;

•

compliance may require Spinco to make certain fundamental and potentially detrimental changes to the products and services that Spinco offers and the way it conducts business in certain areas, including ceasing particular businesses or withdrawing from markets; and

•	Spinco may need to terminate or restructure partnerships and other commercial agreements.

From time to time, SK Telecom has received, and Spinco will receive, formal and informal inquiries from governmental authorities and regulators regarding compliance with laws and regulations with respect to the Spin-off Businesses. SK Telecom has been, and Spinco may become, subject to investigations, inquiries, actions and audits with respect to the Spin-off Businesses in Korea and other jurisdictions, including in the areas of privacy and data protection and fair trade practices, as Spinco continues to grow and expand its operations. Orders issued by, or inquiries or enforcement actions initiated by, governmental or regulatory authorities could cause Spinco to incur substantial costs, expose it to unanticipated civil and criminal liability or regulatory penalties (including substantial monetary fines), or require it to change its business practices in a manner materially adverse to its business. Additionally, if third parties that Spinco will work with, such as customers, advertisers and business partners, violate applicable laws or Spinco’s policies, such violations may result in joint or secondary liability for Spinco. Due to these and other factors, there is no guarantee that the laws and regulations to which Spinco may become subject will not have a material adverse effect on its business, financial condition or results of operations.

Spinco’s transactions with its subsidiaries, affiliates and other member companies of the SK Group, as well as its business practices generally, are subject to Korean fair trade regulations.

SK Telecom and a group of companies affiliated with it, which are collectively referred to as the SK Group, have been designated as a large business group and as a business group subject to limitations on cross-shareholdings by the Korea Fair Trade Commission. As a result, Spinco’s business relationships and transactions with its subsidiaries and affiliates within the SK Group, including SK Telecom, will be subject to ongoing scrutiny by the Korea Fair Trade Commission as to, among other things, whether such relationships and transactions constitute undue financial support among companies of the same business group. Spinco will also be subject to fair trade regulations limiting cross-guarantees of debt and cross-shareholdings among member companies of the SK Group. In addition, Spinco’s material business transactions with its subsidiaries and affiliates within the SK Group will be subject to approval by its board of directors and require more stringent and expedited public disclosure. Any future determinations by the Korea Fair Trade Commission that Spinco has engaged in transactions that violate Korean fair trade laws and regulations may result in fines or other punitive measures and may have a material adverse effect on its reputation and business.

Spinco’s transactions with related parties are subject to close scrutiny by the Korean tax authorities.

Under Korean tax law, there is an inherent risk that Spinco’s transactions with its subsidiaries, affiliates or any other person or company that is related to Spinco may be challenged by the Korean tax authorities if such transactions are viewed as having been made on terms that were not on an arm’s-length basis. If the Korean tax authorities determine that any of Spinco’s transactions with related parties was not on an arm’s-length basis, Spinco would not be permitted to deduct as expenses, or would be required to include as taxable income, the amount equivalent to such undue financial support, which may have adverse tax consequences for Spinco.

Risks Relating to Korea

If economic conditions in Korea deteriorate, Spinco’s business and future growth could be materially and adversely affected.

Spinco will be incorporated in Korea, and a substantial majority of the Spin-off Businesses’ operations are conducted in Korea. As a result, Spinco will be subject to political, economic, legal and regulatory risks specific to Korea, and its performance and successful fulfillment of its operational strategies are dependent in large part on the overall Korean economy. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and starting in 2020, the overall Korean economy and the economies of Korea’s major trading partners have shown signs of deterioration due to the debilitating effects of the COVID-19 pandemic. See “—Risks Relating to Spinco’s Businesses—The ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases could adversely affect the Spin-off Businesses or Spinco’s financial condition or results of operations.” As a result, future growth of the Korean economy is subject to many factors beyond Spinco’s control, including developments in the global economy.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the increasing weakness of the global economy, in particular due to the COVID-19 pandemic, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of deteriorating global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the Korea Composite Stock Price Index (the “KOSPI”), and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect Spinco’s business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of the ongoing global COVID-19 pandemic;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from the United Kingdom’s exit from the European Union;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	the occurrence of severe health epidemics in Korea or other parts of the world, such as the COVID-19 pandemic;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan);

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•

a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea due to the Korean government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•

a substantial decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, in particular in light of the Government’s ongoing efforts to provide emergency relief payments to households and emergency loans to corporations in need of funding in light of COVID-19, which, together, would likely lead to a national budget deficit as well as an increase in the Government’s debt;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues concerning certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geopolitical uncertainty and the risk of further attacks by terrorist groups around the world;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil producing countries in the Middle East (including a potential escalation of hostilities between the United States and Iran) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on Spinco and the market value of its common stock.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs and warheads that can be mounted on ballistic missiles. Over the years, North Korea has continued to conduct a series of missile tests, including ballistic missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. In response, the Government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Government also closed the inter-Korea Gaesong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in December 2017 in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

•

In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea.

Although bilateral summit meetings were held between the two Koreas in April, May and September 2018 and between the United States and North Korea in June 2018, February 2019 and June 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy and on Spinco’s business, financial condition and results of operations and the price of Spinco’s common stock.

RISKS RELATING TO THE SPIN-OFF

Risks Relating to SK Telecom

SK Telecom may not realize the anticipated benefits of the Spin-off.

The Spin-off is being implemented by SK Telecom as part of its efforts to pursue enhancement of shareholder value and acceleration of the growth of the Spin-off Businesses.    However, the implementation of the Spin-off will have a significant impact on SK Telecom and its subsidiaries. For example, the implementation of the Spin-off will diminish SK Telecom’s status as the parent company for a large and diversified group of telecommunications and new ICT companies, which may have an adverse effect on the business, financial condition and results of operations of SK Telecom, as well as its credit profiles and credit ratings. Furthermore, the implementation of the Spin-off may lead to diversion of management attention from the day-to-day operations of SK Telecom and its subsidiaries. Accordingly, the implementation of the Spin-off may have a material adverse effect on the trading price of SK Telecom’s common stock and your interests as a shareholder.

SK Telecom and its shareholders may become subject to certain Korean tax obligations in connection with the Spin-off.

Under Korean tax law, a spin-off transaction must satisfy certain specified conditions in order to qualify as a tax-free transaction.    See “The Spin-off—Certain Tax Consequences—Korean Tax Consequences.” SK Telecom believes that the Spin-off will qualify as a tax-free transaction for Korean tax purposes.

However, even if the Spin-off initially qualifies as a tax-free transaction, the distribution of the Spinco’s common stock in the Spin-off would retroactively be deemed a taxable event for SK Telecom for Korean tax purposes, in the event that certain post-transaction requirements are not met. See “The Spin-off—Certain Tax Consequences—Korean Tax Consequences.” Among other things, SK Inc., the largest shareholder of SK Telecom, and its related parties must retain more than 50% of their collective equity ownership of Spinco until the end of the second fiscal year after the Spin-off becomes registered with the Korean court registry system in order for the Spin-off to remain eligible to qualify as a tax-free transaction for both SK Telecom and Spinco. Accordingly, if SK Inc. and its related parties, after receiving shares of Spinco’s common stock in the Spin-off, disposes of their Spinco shares such that they no longer collectively own more than 50% of Spinco’s common stock before the end of 2023 (based on the assumed Spin-off Date of November 1, 2021), the distribution of Spinco’s common stock in the Spin-off would retroactively be deemed a taxable event for SK Telecom for Korean tax purposes.

While SK Telecom believes that Spinco and the applicable shareholders of Spinco intend, and will be able, to meet the requisite post-transaction requirements until their expiration, in the event that the Spin-off does not qualify as a tax-free transaction or is retroactively deemed a taxable event for SK Telecom for Korean tax purposes, SK Telecom or Spinco would be deemed to have realized capital gains and would be required to pay Korean corporate income tax on such capital gains. SK Telecom would also be required to pay Korean securities transaction tax at a rate of 0.43% of the market value of the shares of the Spin-off Portfolio Companies’ common stock that are transferred to Spinco in the Spin-off. While the basis for calculating the market values of Spinco’s and the Spin-off Portfolio Companies’ shares remains uncertain under Korean tax law, the aggregate amount of Korean corporate income and securities transaction taxes required to be paid by SK Telecom in such case would most likely be quite substantial, which could have a material adverse effect on its financial condition and results of operations.

In addition, in the event that the Spin-off does not qualify as a tax-free transaction for SK Telecom for Korean tax purposes, the excess of (x) the market value of Spinco’s shares (and/or any cash distributed in lieu of any such shares) received by a holder of Spinco’s shares or ADSs in the Spin-off over (y) the acquisition cost of such shares (calculated as a percentage of the acquisition cost of SK Telecom’s shares or ADSs held by such holder prior to the Spin-off, based on the applicable spin-off ratios) would constitute a “deemed dividend” to such holder for Korean tax purposes. Such a deemed dividend would be subject to Korean income tax, at a rate of 22.0% (inclusive of local income surtax) in the case of non-Korean holders unless reduced pursuant to a relevant tax treaty. See “The Spin-off—Certain Tax Consequences—Korean Tax Consequences.”

Risks Relating to SK Telecom’s Common Stock and ADSs

Holders of SK Telecom’s common stock and ADSs will not be entitled to exercise dissent and appraisal rights in connection with the Spin-off.

The Spin-off will take the form of a simple spin-off pursuant to Articles 530-2 through 530-11 of the Korean Commercial Code. Accordingly, holders of SK Telecom’s common stock and ADSs, including those who vote against the Spin-off in the extraordinary shareholders’ meeting of SK Telecom convened to approve the Spin-off, will not be entitled to exercise any dissent and appraisal rights with respect to their shares in connection with the Spin-off.

The treatment of shares of Spinco’s common stock to be received by the Depositary on behalf of SK Telecom’s ADS holders in the Spin-off is subject to a number of conditions, limitations and uncertainties.

The Depositary has been requested by SK Telecom and plans to (i) deliver such Spinco shares to ADS holders who timely provide to the Depositary payment of applicable fees, taxes and expenses, and duly completed and valid (x) certifications that they are an Eligible ADS Holder, and (y) instructions for delivery in Korea of their Spinco shares, and (ii) sell the Spinco shares of common stock received for, and distribute the net proceeds of such sale (after deduction of applicable fees, taxes and expenses) to, the ADS holders who do not timely provide to the Depositary payment of the applicable fees, taxes and expenses, and duly completed Eligible ADS Holder certifications and Spinco share delivery instructions (or for whom the delivery in Korea of the Spinco shares cannot be completed within the specified time period). SK Telecom and the Depositary have taken into consideration the terms of the Deposit Agreement, the U.S. and Korean laws and regulations applicable to the distribution of Spinco shares to ADS holders (including, without limitation, the U.S. securities laws and Korean laws applicable to ownership of Spinco shares by non-Korean persons) and practical and infrastructural considerations for accomplishing the distribution or sale of the Spinco shares. The exact timing and manner of any distribution and/or sale of the Spinco shares have not been determined, and it is difficult to predict the effect that such distribution and/or sale, if any, will have on the price or trading of Spinco shares or SK Telecom’s shares or ADSs. As Spinco will not maintain any American depositary receipts program following the Spin-off and will not consent to the creation of any unsponsored American depositary receipts program, it is expected that the Depositary will not be able to distribute to SK Telecom’s ADS holders any Spinco shares in the form of American depositary shares. See “Notice to Investors” and “Annex 1 — Investor Certification Form” for a description of certain legal limitations applicable to the ownership of Spinco shares.

While the U.S. federal income tax treatment of the Spin-off is uncertain, the Spin-off is expected to be a taxable transaction to U.S. holders of SK Telecom’s common stock and ADSs.

The U.S. federal income tax treatment of the distribution of the common stock of Spinco to U.S. persons who hold shares of common stock or ADSs of SK Telecom pursuant to the Spin-off is subject to significant uncertainty. SK Telecom has not sought any ruling from the IRS with respect to the appropriate treatment of the Spin-off, and there can be no assurance that the IRS will agree with the statements and conclusions about the tax treatment of the Spin-off set forth in “The Spin-off—Certain Tax Consequences—United States Tax Consequences—Consequences of the Spin-off.” SK Telecom expects that U.S. Holders (as defined in “The Spin-off—Certain Tax Consequences—United States Tax Consequences—Consequences of the Spin-off”) would be subject to taxation on their receipt of the common stock of Spinco. Such holders should consult with their own tax advisors regarding the appropriate U.S. federal income tax treatment of the Spin-off. See “The Spin-off—Certain Tax Consequences—United States Tax Consequences.”

Risks Relating to Spinco

Spinco may become subject to certain Korean tax obligations in connection with the Spin-off.

SK Telecom believes that the Spin-off will qualify as a tax-free transaction for Korean tax purposes. See “—Risks Relating to SK Telecom—SK Telecom and its shareholders may become subject to certain Korean tax obligations in connection with the Spin-off.” However, even if the Spin-off initially qualifies as a tax-free transaction, the distribution of the Spinco’s common stock in the Spin-off would retroactively be deemed a taxable event for Spinco for Korean tax purposes, in the event that certain post-transaction requirements are not met. See “The Spin-off—Certain Tax Consequences—Korean Tax Consequences.” Among other things, SK Inc., the largest shareholder of SK Telecom, and its related parties must retain more than 50% of their collective equity ownership of Spinco until the end of the second fiscal year after the Spin-off becomes registered with the Korean court registry system in order for the Spin-off to remain eligible to qualify as a tax-free transaction for both SK Telecom and Spinco. Accordingly, if SK Inc. and its related parties, after receiving shares of Spinco’s common stock in the Spin-off, disposes of their Spinco shares such that they no longer collectively own more than 50% of Spinco’s common stock before the end of 2023 (based on the assumed Spin-off Date of November 1, 2021), the distribution of Spinco’s common stock in the Spin-off would retroactively be deemed a taxable event for Spinco for Korean tax purposes.

While SK Telecom believes that Spinco and its applicable shareholders intend, and will be able, to meet all the requisite post-transaction requirements until their expiration, in the event that the Spin-off does not qualify as a tax-free transaction or is retroactively deemed a taxable event for Spinco for Korean tax purposes, SK Telecom or Spinco would be deemed to have realized capital gains in connection with the distribution of its shares in the Spin-off and would be required to pay Korean corporate income tax on such capital gains. While the basis for calculating the market value of Spinco’s shares remains uncertain under Korean law, the amount of Korean corporate income tax required to be paid by Spinco would most likely be quite substantial, which could have a material adverse effect on its financial condition and results of operations.

In addition, Spinco is expected to pay a real property acquisition tax at a preferential rate of 1% applicable to a tax-free transaction in connection with the transfer of certain of SK Telecom’s real property to Spinco as part of the Spin-off. However, if the Spin-off does not qualify as a tax-free transaction or Spinco fails to meet all of the post-transaction requirements after the Spin-off, the applicable rate of real property acquisition tax will be 4%.

SK Telecom and Spinco will remain jointly and severally liable for each other’s debts and other liabilities that were incurred prior to the Spin-off and remain outstanding following the Spin-off.

Pursuant to the Korean Commercial Code, following a horizontal spin-off, such as the Spin-off, both the surviving company and the newly established company remain jointly and severally liable for each other’s debts and other liabilities that were incurred prior to their horizontal spin-off and currently remain outstanding. Accordingly, SK Telecom and Spinco will remain jointly and severally liable for each other’s debts and other liabilities that exist prior to the Spin-off Date and remain outstanding. Spinco is the successor-in-title to all the assets and liabilities and rights and obligations of SK Telecom that were related to the Spin-off Businesses conducted by SK Telecom before the Spin-off, including all licenses and permits, employment relationships, contractual relationships and litigations that were related to the Spin-off Businesses. The remaining assets and liabilities and rights and obligations related to other business areas of SK Telecom will remain at SK Telecom, and Spinco will remain jointly and severally liable for such liabilities. In the event that either of Spinco or SK Telecom discharges any liability which was to belong to the other entity, or otherwise makes an outlay of funds to release the other entity from any such liability, such entity will have a right of recovery against the other entity.

A default by either of Spinco or SK Telecom of its liabilities that were incurred prior to the Spin-off and remain outstanding following the Spin-off, if significant and to the extent such entity is unable to honor the other entity’s right of recovery for any reason, could have a material adverse effect on the other entity’s financial condition and results of operations.

Risks Relating to Spinco’s Common Stock

Spinco’s common stock will be new securities, and an active and liquid market for such common stock may not develop after the Spin-off.

Spinco will be newly established in connection with the Spin-off and, accordingly, its common stock will be newly issued securities for which there will have been no prior trading market. Spinco’s common stock is expected to be listed on the KRX KOSPI Market following their issuance in the Spin-off. However, an active public market for such common stock may not develop or be sustained after their issuance. Furthermore, unlike SK Telecom, Spinco will have no listing outside Korea, and therefore there will be no public market for its common stock outside Korea. In addition, Spinco will be a substantially smaller company compared to SK Telecom, and there will be fewer outstanding shares of Spinco’s common stock than those of SK Telecom. Accordingly, the trading market for Spinco’s common stock may be less active and liquid than that for SK Telecom’s common stock.

The listing of Spinco may be delayed, which could severely limit the tradability and liquidity of Spinco’s common stock.

The Listing Date of Spinco’s common stock is expected to be on or about November 29, 2021. While SK Telecom believes that Spinco meets all of the listing requirements of the KRX KOSPI Market and has received a preliminary approval for such listing from the Korea Exchange on July 8, 2021, the Listing Date may be delayed upon a change in applicable laws and regulations, delay in receiving other applicable governmental approvals, or further consultation with relevant authorities. Furthermore, external factors beyond the control of SK Telecom or Spinco (such as unfavorable economic developments in Korea or globally) may render the listing of Spinco impractical or unviable, in which case Spinco may remain indefinitely unlisted without a public market for their shares in Korea or elsewhere. Any such delay in listing could severely limit the tradability of the shares of Spinco’s common stock and could have a material adverse effect on the market price and liquidity of Spinco’s common stock, and it could also delay the distribution to the holders of ADSs of the net proceeds (if any) from the sale of Spinco’s common stock by the Depositary.

It is not possible to predict the prices at which Spinco’s common stock will trade after the Spin-off.

The trading price of Spinco’s common stock may decline below their opening market price on the date of commencement of trading of such common stock on the Korea Exchange. The trading price of Spinco’s common stock may fluctuate significantly due to a number of factors, including:

•	Spinco’s actual or anticipated results of operations from period to period, or those of companies in the Korean financial industry;

•	changes in accounting standards, policies, interpretations or principles;

•

the failure of securities analysts to cover Spinco’s common stock to the same degree as SK Telecom’s common stock, or changes in such analysts’ earnings estimates or views regarding Spinco’s common stock or Spinco’s failure to meet such estimates;

•	the stock price performance of other holding companies in Korea and elsewhere;

•	the stock price performance of SK hynix, which is listed on the KRX KOSPI Market; and

•	overall market fluctuations and changes in general economic conditions in Korea or globally.

Depending on the circumstances, the combined market price of the common stock of SK Telecom and Spinco you hold following the Spin-off could be less than the market price of SK Telecom’s common stock you hold before the Spin-off.

In addition, Korean fair trade regulations prohibit SK Telecom, which is deemed to be a subsidiary of a holding company, SK Inc., for the purposes of Korean fair trade law, from maintaining equity interests in domestic affiliates that are not SK Telecom’s subsidiaries. As a result, SK Telecom will be required to dispose of the shares of common stock of Spinco it will receive in the Spin-off (which will represent approximately 1.2% of the Spinco’s total outstanding common stock upon the Spin-off) within one year of the Spin-off Date. As of the date of this Information Statement, no decision with respect to the timing and method of such disposal has been made by SK Telecom. No assurance can be made that such disposal will not negatively impact the market price of Spinco’s common stock.

Spinco will not file periodic reports with the SEC.

Pursuant to Rule 12g3-2(b) under the U.S. Exchange Act, Spinco will be required to make available on its website English language versions of its annual and quarterly reports, press releases and certain other information made public in Korea. However, unlike SK Telecom, Spinco will not be required to file annual reports on Form 20-F with, or furnish current reports on Form 6-K to, the SEC. As a result, the level of disclosure and the type of information provided by Spinco to its shareholders may not be as extensive and detailed as those you are accustomed to receiving as a holder of common stock or ADSs of SK Telecom.

You may not be able to enforce a judgment of a foreign court against Spinco.

Spinco will be a corporation with limited liability organized under the laws of Korea. Substantially all of Spinco’s directors and officers and other persons named in this information statement reside in Korea, and all or a significant portion of the assets of such directors and officers and other persons named in this information statement and substantially all of Spinco’s assets are located in Korea. As a result, it may not be possible for you to effect service of process within the United States, or to enforce against them or Spinco in the United States judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

Spinco is likely to be classified as a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. Holders of Spinco’s common shares.

A non-U.S. corporation will be a passive foreign investment company as defined for U.S. federal income tax purposes (a “PFIC”) if, in any particular taxable year, either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. Under applicable “look-through” rules, a non U.S. corporation that directly or indirectly owns at least 25% (by value) of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. A corporation’s PFIC status is a factual determination made annually after the close of each taxable year.

Based on the expected composition of Spinco’s income and assets, including in particular the anticipated value of Spinco’s 20.1% interest in SK hynix (which does not benefit from the look-through rules described above and is treated as a passive asset), SK Telecom believes that it is likely that Spinco will be classified as a PFIC for U.S. federal income tax purposes for the current year and in the foreseeable future.

If Spinco is classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “The Spin-off—Certain Tax Consequences—United States Tax Consequences”) holds its common shares, such U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of Spinco’s common shares and on the receipt of distributions in respect of the common shares to the extent such distributions are treated as “excess distributions” under the U.S. federal income tax rules, and will become subject to additional reporting requirements, which may be burdensome. The amount of income tax on any such excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder held its common shares. In addition, if Spinco is a PFIC, a U.S. Holder would be treated as owning its pro rata share (by value) of the stock of any PFIC in which Spinco owns stock, directly or indirectly, and will be subject to the PFIC rules with respect to each such other PFIC.

If Spinco is a PFIC for any year during which a U.S. holder holds its commons shares, Spinco generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds Spinco’s common shares or ADSs unless it ceases to be a PFIC and the U.S. holder makes a special election.

A U.S. Holder may be able to avoid the unfavorable rules described above by making an election to mark its common shares to market, provided the common shares are considered regularly traded on a qualified exchange.

U.S. Holders are urged to consult their own tax advisers concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of Spinco’s common shares if Spinco is classified as a PFIC, including the possibility of making a “mark-to-market” election. See “The Spin-off—Certain Tax Consequences—United States Tax Consequences—Passive Foreign Investment Company Rules” for further information.

THE SPIN-OFF

Overview

The Spin-off will result in the establishment of Spinco as a new corporation with limited liability incorporated under the laws of Korea. Following the Spin-off, Spinco will primarily engage in the business of managing its equity interests in the Spin-off Portfolio Companies, which in turn engage in the Spin-off Businesses, and making new investments. Immediately following the Spin-off, SK Telecom will own approximately 1.2% of the outstanding common stock of Spinco upon receiving shares of Spinco in relation to its 899,500 treasury shares. Following the Spin-off, SK Telecom and Spinco will initially have the same shareholders. See “Major Shareholders.”

The purposes of the Spin-off are as follows:

•

To strengthen the competitiveness of, and concentrate the capabilities on, investments related to the Spin-off Businesses, thereby increasing the transparency of corporate governance and management stability;

•

To establish a system of independent and responsible management and to diversify management risks relating to SK Telecom’s wireless and fixed-line telecommunications businesses, on the one hand, and investments in the Spin-off Businesses, on the other hand;

•

To maximize the growth potential of each business segment and build the foundation for sustainable growth in the future by establishing a corporate governance structure that enables the pursuit of business strategies and timely and professional decision-making that are appropriate for each business segment; and

•	To receive appropriate market valuation and ultimately enhance corporate and shareholder values through efficient allocation of management resources.

In connection with the Spin-off, SK Telecom also intends to engage in the Stock Split, pursuant to which the par value of its common stock will change from Won 500 per share to Won 100 per share and the number of issued shares of SK Telecom’s common stock will increase from 72,060,143 shares to 360,300,715 shares, in each case effective as of October 28, 2021.

For additional information regarding the Spin-off generally, see the Spin-off Plan 6-K, which is incorporated herein by reference.

Shareholder Approval

The board of directors of SK Telecom approved the Stock Split and the Spin-off Plan on June 10, 2021. The Stock Split and Spin-off are both subject to the approval of the shareholders of SK Telecom, which has scheduled an extraordinary general meeting of its shareholders on October 12, 2021 for this purpose. Approval requires the affirmative vote of the holders of at least two-thirds of those shares present or represented at the meeting, and those holders must represent at least one-third of the total issued and outstanding shares with voting rights of SK Telecom. SK Inc., which holds approximately 30.4% of the outstanding common stock of SK Telecom, is expected to vote its shares in favor of the Stock Split and the Spin-off at the meeting.

SK Telecom expects that, promptly following notice of the extraordinary general meeting, as provided under the Deposit Agreement, the Depositary will notify the ADS holders of the extraordinary general meeting and provide information regarding the exercise of voting rights with respect to the shares of SK Telecom’s common stock underlying their ADSs.

Description of the Spin-off

Spinco will be established through a spin-off of the Spin-off Businesses pursuant to Articles 530-2 through 530-11 of the Korean Commercial Code. The Spin-off will be in the form of a horizontal spin-off, whereby SK Telecom will survive the Spin-off and the shareholders of SK Telecom will become shareholders of Spinco.

As set forth in greater detail in the English translation of the Spin-off Plan attached as Exhibit 99.1 to the Spin-off Plan 6-K, which is incorporated herein by reference:

•	Spinco will be established on the Spin-off Date, which is expected to be November 1, 2021.

•	Certain details regarding the shares of Spinco to be issued in the Spin-off and the share capital and reserves of Spinco are as follows:

Total number of shares of common stock to be issued		141,467,571
Par value per share	~~W~~	100
Share capital(1)	~~W~~	14,146,757,100
Reserves(1)(2)	~~W~~	6,815,137,102,964

(1)

Figures are as of March 31, 2021 as set forth in the Spin-off Plan and may change as of the Spin-off Date and will be fixed upon the final determination of the assets and liabilities of SK Telecom to be transferred in the Spin-off.

(2)	Consists of the amount of capital in excess of the par value of Spinco’s shares of common stock.

•

Assets and liabilities to be transferred to Spinco pursuant to the Spin-off will be as provided in Article 2, paragraph (6) of the Spin-off Plan and, in case of any ambiguity, subject to paragraphs (7) through (11) of Article 2 of the Spin-off Plan. See Attachment 2 to the Spin-off Plan for the list of assets and liabilities to be transferred to Spinco pursuant to the Spin-off.

•

It is expected that Spinco will have its common stock listed on the KRX KOSPI Market following a listing application process in accordance with the listing rules thereof, and that SK Telecom will have the current listing of its common stock modified to reflect the Spin-off through a listing change process on the KRX KOSPI Market. See “—Listing and Trading of Spinco Shares and SK Telecom Shares.”

Distribution of Spinco Shares

The Share Distribution Date is expected to be November 29, 2021. The Record Date is expected to be October 29, 2021. On the Share Distribution Date, each holder of common stock of SK Telecom as of the Record Date will receive 0.3926375 share of common stock of Spinco for each share of SK Telecom’s common stock it holds. The number of shares of common stock of Spinco to be distributed in respect of each share of SK Telecom’s common stock was determined on the basis of SK Telecom’s financial statements as of and for the three months ended March 31, 2021 and reflects the applicable accounting treatments of the cancellation and disposal of SK Telecom’s treasury shares that took place subsequent to March 31, 2021 pursuant to resolutions of SK Telecom’s board of directors. See Article 4, Paragraph (4) of the Spin-off Plan.

Shareholders who would otherwise be entitled to fractional shares will receive a cash payment in lieu thereof based upon the closing price of the newly issued shares of common stock of Spinco on the first day of their listing on the KRX KOSPI Market.

Capital Reduction of SK Telecom

Upon completion of the Spin-off, the share capital and reserves of SK Telecom will be reduced by Won 14,146,757,100 and Won 1,144,886,506,448, respectively. Pursuant to the share consolidation procedures set forth in Article 65 of the Act on Electronic Registration of Stocks, Bonds, etc. of Korea, SK Telecom’s outstanding shares of common stock will be consolidated as of the Spin-off Date such that the shareholders recorded in its shareholder register as of the Record Date will be allotted 0.6073625 share of SK Telecom’s modified common stock in exchange for each outstanding share.

The number of shares of SK Telecom’s common stock to be allotted in exchange for each outstanding share was determined on the basis of SK Telecom’s financial statements as of and for the three months ended March 31, 2021 and reflects the applicable accounting treatments of the cancellation and disposal of SK Telecom’s treasury shares that took place subsequent to March 31, 2021 pursuant to resolutions of SK Telecom’s board of directors. See Article 4, Paragraph (4) of the Spin-off Plan.

In all cases, shareholders who would otherwise be entitled to fractional shares from the share consolidation will receive a cash payment in lieu thereof based upon the closing price of shares of SK Telecom’s common stock on the first day of their modified listing on the KRX KOSPI Market.

Effect of the Spin-off on Holders of SK Telecom ADSs

As of the Approval Date, each SK Telecom ADS will represent the right to receive (subject to the terms of the Deposit Agreement) 0.2181319 share of common stock of Spinco. Such shares of Spinco’s common stock will be received on the Share Distribution Date by the Depositary, as the registered holder of the SK Telecom’s common stock underlying the ADSs, on behalf of the ADS holders. With respect to the shares of Spinco’s common stock to be received by the Depositary on behalf of SK Telecom’s ADS holders in the Spin-off, the Depositary has been requested by SK Telecom and plans to (i) deliver such Spinco shares to ADS holders who timely provide to the Depositary payment of applicable fees, taxes and expenses, and duly completed and valid (x) certifications that they are an Eligible ADS Holder, and (y) instructions for delivery in Korea of their Spinco shares, and (ii) sell the Spinco shares of common stock received for, and distribute the net proceeds of such sale (after deduction of applicable fees, taxes and expenses) to, the ADS holders who do not timely provide to the Depositary payment of the applicable fees, taxes and expenses, and duly completed Eligible ADS Holder certifications and Spinco share delivery instructions (or for whom the delivery in Korea of the Spinco shares cannot be completed within the specified time period). Further information will be made available to ADS holders by the Depositary with respect to the expected procedures and timing of such distributions.

Pursuant to the capital reduction and the resulting share consolidation of SK Telecom in connection with the Spin-off, as described above, the outstanding ADSs of SK Telecom will also be consolidated as of the Spin-off Date such that holders of such ADSs will be entitled to receive (subject to applicable fees, taxes and expenses) 0.6073625 ADS in exchange for each outstanding ADS surrendered to the Depositary.

Spinco will not issue any ADSs or maintain an American depositary receipts program.

ADS fees to be charged by the Depositary in connection with the Spin-off and the share consolidation will generally be in accordance with the terms of the Deposit Agreement as summarized in “Item 12.D. American Depositary Shares — Fees and Charges under Deposit Agreement” of the SK Telecom 20-F, which is incorporated herein by reference.

However, SK Telecom and the Depositary have agreed that, in connection with the Spin-off and the resulting share consolidation, the Depositary will:

(i)

temporarily reduce the ADS cancellation fee to US$1.60 per 100 ADSs (or fraction thereof) cancelled for ADS holders presenting their ADSs for cancellation to receive underlying SK Telecom shares of common stock for a certain period of time following the Approval Date and prior to the ADS record date for the Spin-off (the exact duration of such time period is subject to further confirmation and notification by the Depositary to the ADS holders);

(ii)

charge to ADS holders as of the ADS record date for the Spin-off, a reduced ADS cancellation fee of US$1.60 per 100 ADSs (or fraction thereof) cancelled in connection with the share consolidation procedures resulting from the Spin-off (the exact procedures and timing for surrendering outstanding ADSs for new ADSs in connection with the share consolidation is subject to further confirmation and notification by the Depositary to the ADS holders);

(iii)

charge to ADS holders as of the ADS record date for the Spin-off, a distribution fee of US$2.00 per 100 ADSs (or fraction thereof) held for the distribution of Spinco shares and/or cash proceeds to ADS holders in connection with the Spin-off (the exact procedures and timing for distribution of Spinco shares and/or cash proceeds is subject to further confirmation and notification by the Depositary to the ADS holders); and

(iv)

charge to ADS holders as of the effective time for the share consolidation, a distribution fee of US$2.00 per 100 ADSs (or fraction thereof) held for the distribution of new ADSs representing the modified SK Telecom shares of common stock (the exact procedures and timing for surrendering outstanding ADSs for new ADSs in connection with the share consolidation is subject to further confirmation and notification by the Depositary to the ADS holders).

Listing and Trading of Spinco Shares and SK Telecom Shares

In connection with the Spin-off, Spinco will apply for listing of its newly issued common stock on the KRX KOSPI Market in accordance with its listing rules. The listing application will be reviewed and approved by the Korea Exchange in accordance with such listing rules if all applicable requirements are satisfied. The Listing Date is expected to be on or about November 29, 2021, which date may change in accordance with applicable laws and regulations or the terms of applicable governmental approvals or based upon consultation with relevant authorities.

In connection with the Spin-off, SK Telecom will have the current listing of its common stock on the KRX KOSPI Market modified to reflect the Spin-off through a listing change process. Trading of SK Telecom’s common shares will also be suspended from October 26, 2021 up to and including November 26, 2021, the last trading day before the date of its modified listing under the same ticker symbol. The date of modified listing is tentatively scheduled to be on or about November 29, 2021, which date may change in accordance with applicable laws and regulations or the terms of applicable governmental approvals or based upon consultation with relevant authorities.

Appraisal Rights of Shareholders

Because the Spin-off will be in the form of a simple spin-off pursuant to Articles 530-2 through 530-11 of the Korean Commercial Code, dissenting shareholders of SK Telecom will not have any appraisal rights with respect to their shares in connection with the Spin-off.

Certain Relationships between SK Telecom and Spinco

Immediately following the Spin-off, SK Telecom will own approximately 1.2% of the outstanding common stock of Spinco upon receiving shares of Spinco in relation to its 899,500 treasury shares. However, Korean fair trade regulations prohibit SK Telecom, which is deemed to be a subsidiary of a holding company, SK Inc., for the purposes of Korean fair trade law, from maintaining equity interests in domestic affiliates that are not SK Telecom’s subsidiaries. As a result, SK Telecom will be required to dispose of the shares of common stock of Spinco it will receive in the Spin-off within one year of the Spin-off Date. As of the date of this Information Statement, no decision with respect to the timing and method of such disposal has been made by SK Telecom. SK Telecom plans to provide requisite public disclosure upon making any decision to effect such disposal.

Other than as described above, SK Telecom currently does not have any plans to engage in further corporate reorganizations within itself or as part of broader reorganizational activities following the completion of the Spin-off.

Pursuant to Article 530-9, Section 1 of the Korean Commercial Code, each of SK Telecom and Spinco will be jointly liable for SK Telecom’s liabilities incurred prior to the Spin-off. In the event that SK Telecom discharges any liability to which Spinco is to succeed pursuant to the Spin-off Plan, or Spinco is otherwise released from any such liability through an outlay of funds by SK Telecom, SK Telecom will have a right of recovery against Spinco. In the event that Spinco discharges any liability which is to remain with SK Telecom pursuant to the Spin-off Plan, or SK Telecom is otherwise released from any such liability through an outlay of funds by Spinco, Spinco will have a right of recovery against SK Telecom.

Matters requiring transitional measures between SK Telecom and Spinco in relation to the implementation of the Spin-off (including documents, data and other information or matters relating to the Spin-off Businesses) will be determined by separate agreement between SK Telecom and Spinco. In addition, SK Telecom will provide necessary assistance (including entering into relevant contracts) to Spinco upon its establishment in order for Spinco to continue conducting the Spin-off Businesses as conducted prior to the Spin-off.

Revision or Amendment of the Spin-off Plan

Following the Approval Date, the Spin-off Plan may be revised or amended as to any of the following items from such date to the date of registration of the Spin-off, by resolution of the board of directors of SK Telecom, without any further approval of its shareholders, to the extent that (i) such revision or amendment is reasonably necessary and the interests of the shareholders of SK Telecom or Spinco are not adversely affected thereby, (ii) the substance of the relevant provision being amended or revised is not thereby altered or (iii) such revision or amendment is caused by an increase or decrease in the amount of any applicable asset or liability arising in the ordinary course of business.

(1)	Names of SK Telecom and Spinco;

(2)	Spin-off schedule;

(3)	Share allotment ratio;

(4)	Amount of reduction in the reserves of SK Telecom;

(5)	Assets and liabilities to be transferred to Spinco pursuant to the Spin-off and the values thereof;

(6)	Financial structure before and after the Spin-off;

(7)	Number of shares to be issued by Spinco in the Spin-off;

(8)	Matters relating to the directors and audit committee members of Spinco;

(9)	Articles of incorporation of SK Telecom or Spinco; or

(10)	Attachments to the Spin-off Plan (including the list of assets and liabilities to be transferred to Spinco pursuant to the Spin-off attached as Attachment 2 to the Spin-off Plan).

Any such revision or amendment will take effect upon public announcement or public disclosure thereof pursuant to applicable law.

Certain Tax Consequences

You should consult your own tax advisor concerning the overall tax consequences of the Spin-off to you, including the consequences of the Spin-off under U.S. federal and relevant state, local and foreign tax laws.

Korean Tax Consequences

The following discussion summarizes the principal Korean tax consequences of the Spin-off to a holder of SK Telecom’s common stock or ADSs that does not reside in Korea for purposes of Korean taxation (a “non-Korean holder”). The discussion does not purport to be a comprehensive description of all of the Korean tax considerations that may be relevant to a non-Korean holder of SK Telecom’s common stock or ADSs in the context of the Spin-off. For a summary of certain Korean tax considerations applicable generally to non-Korean holders of common stock of a Korean corporation (such as SK Telecom and Spinco), see “Item 10.E. Taxation—Korean Taxation” of the SK Telecom 20-F, which is incorporated herein by reference.

Under Korean tax law, a spin-off transaction must satisfy certain specified conditions in order to qualify as a tax-free transaction, and SK Telecom believes that the Spin-off satisfies all requisite conditions to qualify as a tax-free transaction. However, even if the Spin-off initially qualifies as a tax-free transaction, the distribution of Spinco’s common stock in the Spin-off would retroactively be deemed a taxable event for Korean tax purposes, in the event that certain post-transaction requirements are not met. Such requirements include:

•

SK Inc., the largest shareholder of SK Telecom, and its related parties must retain more than 50% of their collective equity ownership of Spinco until the end of the second fiscal year after the Spin-off becomes registered with the Korean court registry system;

•	Spinco must continue to operate the Spin-off Businesses (which requires the holding and using of at least 50% of the value of the inherited fixed assets); and

•

Spinco must succeed to and maintain 80% or more of the employees who worked in the Spin-off Businesses as of the day one month before the registration date of the Spin-off during the fiscal year including the registration date of the Spin-off and the immediately following three fiscal years.

SK Telecom believes that Spinco and its applicable shareholders intend, and will be able, to satisfy all requisite requirements to maintain the tax-free transaction status of the Spin-off. However, in the event that the Korean tax authorities conclude that the Spin-off does not qualify as a tax-free transaction, the excess of (x) the market value of Spinco’s shares (and/or any cash distributed in lieu of any such shares) received by a holder of SK Telecom’s shares or ADSs in the Spin-off over (y) the acquisition cost of such shares (calculated as a percentage of the acquisition cost of SK Telecom’s shares or ADSs held by such holder prior to the Spin-off, based on the applicable spin-off ratio) would constitute a “deemed dividend” to such holder for Korean tax purposes. Such a deemed dividend would be subject to Korean income tax at a rate of 22.0% (inclusive of local income surtax). A non-Korean holder that is resident in a country that has entered into a tax treaty with Korea may qualify for a reduced rate of Korean income tax on such deemed dividend. See “Item 10.E. Taxation—Korean Taxation—Tax Treaties” of the SK Telecom 20-F, which is incorporated herein by reference.

Certain aspects of the Korean taxation of such deemed dividends potentially resulting from the Spin-off, including the basis for calculating the market value of Spinco’s shares distributed in the Spin-off and the method of imposition and collection of Korean income tax on such deemed dividends, remain unclear under Korean tax law.

Furthermore, in the event that the Spin-off does not qualify as a tax-free transaction or Spinco fails to meet all of the post-transaction requirements after the Spin-off before their expiration, SK Telecom or Spinco may also be required to pay Korean corporate income tax and certain other Korean taxes in connection with the Spin-off. See “Risk Factors—Risks Relating to the Spin-off—Risks Relating to SK Telecom—SK Telecom and its shareholders may become subject to certain Korean tax obligations in connection with the Spin-off” and “Risk Factors—Risks Relating to the Spin-off—Risks Relating to Spinco—Spinco may become subject to certain Korean tax obligations in connection with the Spin-off.”

Upon its establishment in the Spin-off, Spinco will be required to pay registration tax on their share capital at a rate of 0.48%, regardless of whether the Spin-off qualifies as a tax-free transaction under Korean tax law. In addition, Spinco is expected to pay a real property acquisition tax at a preferential rate of 1% applicable to a tax-free transaction in connection with the transfer of certain of SK Telecom’s real property to Spinco as part of the Spin-off. However, if the Spin-off does not qualify as a tax-free transaction or Spinco fails to meet all of the post-transaction requirements after the Spin-off, the applicable rate of real property acquisition tax will be 4%.

United States Tax Consequences

The following is a summary of certain U.S. federal income tax consequences for a U.S. Holder (as defined below) of the Spin-off, and of acquiring, owning and disposing of Spinco common stock acquired in the Spin-off. This summary is based on the Code, United States Treasury Regulations, judicial authority, and administrative rulings, all as currently in effect. These laws and authorities are subject to change, possibly on a retroactive basis. The discussion below does not address any state, local or foreign or estate and gift tax laws, the Medicare contribution tax on net investment income, or the alternative minimum tax. The tax treatment of the transactions discussed herein to holders will vary depending upon their particular situations.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of SK Telecom’s common stock or ADSs, or Spinco’s common stock, who is a citizen or resident of the United States, a U.S. domestic corporation, or otherwise subject to U.S. federal income tax on a net income basis with respect to income from the common stock of SK Telecom or Spinco’s common stock, or the ADSs of SK Telecom.

The following discussion is intended only as a summary of certain U.S. federal income tax consequences of the Spin-off and of the ownership of Spinco common stock, and does not purport to be a complete analysis or listing of all of the potential tax effects of the Spin-off or of the acquisition, ownership, and disposition of Spinco common stock. In particular, this discussion is directed only to U.S. Holders that hold SK Telecom’s common stock or ADSs (and that will hold Spinco common stock) as capital assets and that have the U.S. dollar as their functional currency, and does not address differing tax consequences to U.S. Holders that may be subject to special rules, such as banks, dealers in securities or currencies, regulated investment companies, real estate investment trusts, traders in securities electing to mark to market, financial institutions, insurance companies, tax-exempt entities, holders of 10% or more of SK Telecom’s or Spinco’s shares (by vote or value), certain U.S. expatriates, U.S. Holders that are liable for alternative minimum tax, certain short-term holders of ADSs or shares of common stock, persons holding ADSs or shares of common stock as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, or entities or arrangements that are classified as partnerships for U.S. federal income tax purposes (or partners therein).

U.S. Holders are urged to consult with their own tax advisers concerning the U.S. federal, state, local, and other tax consequences of the Spin-off, and of receiving, owning and disposing of common stock of Spinco in their particular circumstances.

In general, beneficial owners of SK Telecom’s ADSs will be treated for U.S. federal income tax purposes as holding the common stock represented by the ADSs.

Consequences of the Spin-off

Generally. SK Telecom believes, and the remainder of this disclosure generally assumes, that the Spin-off will not qualify for tax-free treatment under U.S. federal income tax rules and will instead be treated for U.S. federal income tax purposes as a taxable distribution with respect to SK Telecom stock. This view is based in part on the fact that a significant majority of the value of Spinco’s total assets is expected to be attributable to investment assets, such as the 20.1% interest in the stock of SK hynix. However, no rulings have been or will be sought from the IRS confirming that the Spin-off should be treated as a taxable distribution, and there is no assurance that the IRS would not take a contrary view or that a court would not agree with the IRS if the matter were contested. If, contrary to SK Telecom’s expectation, the Spin-off were to be treated as a tax-free distribution for U.S. federal income tax purposes, a U.S. Holder generally would not recognize gain in connection with the Spin-off and would be required to allocate a portion of its existing tax basis in SK Telecom stock to the Spinco stock received in the transaction. The U.S. Holder accordingly could have a lower tax basis in its SK Telecom stock and/or Spinco stock than if the Spin-off were treated as a taxable transaction, and could recognize a greater amount of gain upon a subsequent sale or disposition of the SK Telecom or Spinco stock. U.S. Holders are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences of the Spin-off, including the conditions for tax-free treatment.

If, as expected, the Spin-off is treated as a taxable distribution for U.S. federal income tax purposes, the following consequences would apply to U.S. Holders, subject to the additional discussion below for U.S. Holders of ADSs, and subject to the PFIC rules discussed below:

•

U.S. Holders will be treated as receiving a taxable distribution in an amount equal to the fair market value of the Spinco common stock received in the Spin-off (including cash distributed in lieu of fractional shares and amounts withheld, if any, to reflect Korean withholding taxes). Such distribution will constitute foreign source dividend income to the extent paid out of SK Telecom’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Thereafter, the amount of such distribution would be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its shares of SK Telecom’s common stock or ADSs, and, thereafter, as gain from the sale or other taxable disposition of such shares or ADSs. SK Telecom does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders accordingly should expect that the full amount of the distribution will be treated as a dividend.

•

U.S. Holders would be treated as having received such distribution at the time of such U.S. Holder’s actual or constructive receipt of the Spinco common stock or, in the case of U.S. Holders of SK Telecom’s ADSs, at the time of receipt of the Spinco common stock by the Depositary.

•

U.S. Holders will have a tax basis in the Spinco common stock they receive in the Spin-off equal to the fair market value of such Spinco common stock on the Share Distribution Date and a holding period in the Spinco common stock that will commence on the day after the Share Distribution Date.

Dividends paid in Won (including cash distributed in lieu of fractional shares of Spinco) will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that such U.S. Holder (or the Depositary, in the case of ADSs) receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the Share Distribution Date, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Won received that are converted into U.S. dollars on a date subsequent to receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received with respect to SK Telecom’s ADSs or common stock by a U.S. Holder that is an individual will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) SK Telecom is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) SK Telecom was not, in the year prior to Spin-off, and is not, in the year of the Spin-off, a passive foreign investment company as defined for U.S. federal income tax purposes (a “PFIC”). The income tax treaty between Korea and the United States (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and SK Telecom believes that it is eligible for benefits under the Treaty. Based on its audited annual financial statements, SK Telecom believes that it may be classified as a PFIC with respect to its taxable year ending December 31, 2020 and that there is a significant risk that it will be a PFIC for the current and future taxable years. U.S. Holders that are individuals should consult their own tax advisors concerning the availability of the reduced rate of taxation for qualified dividends with respect to the Spin-off.

Korean withholding tax, if any, imposed on the Spin-off generally will be treated as a foreign income tax that a U.S. Holder may elect to deduct in computing its income tax or, subject to generally applicable limitations and conditions under the Code, to credit against its U.S. federal income tax liability. For purposes of calculating such foreign tax credits, dividends paid on the common stock or ADSs generally will constitute foreign source passive income for U.S. tax purposes. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and may not be allowed in respect of arrangements in which a U.S. Holder’s expected economic profit is insubstantial. U.S. Holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

Special Consequences to U.S. Holders of SK Telecom’s ADSs. With respect to the shares of Spinco’s common stock to be received by the Depositary on behalf of SK Telecom’s ADS holders in the Spin-off, the Depositary has been requested by SK Telecom and plans to (i) deliver such Spinco shares to ADS holders who timely provide to the Depositary payment of applicable fees, taxes and expenses, and duly completed and valid (x) certifications that they are an Eligible ADS Holder, and (y) instructions for delivery in Korea of their Spinco shares, and (ii) sell the Spinco shares of common stock received for, and distribute the net proceeds of such sale (after deduction of applicable fees, taxes and expenses) to, the ADS holders who do not timely provide to the Depositary payment of the applicable fees, taxes and expenses, and duly completed Eligible ADS Holder certifications and Spinco share delivery instructions (or for whom the delivery in Korea of the Spinco shares cannot be completed within the specified time period).

If a U.S. Holder of SK Telecom’s ADSs receives delivery of the Spinco shares, SK Telecom expects that such U.S Holder will be taxed on such receipt as described above under “—Consequences of the Spin-off – Generally.” If a U.S. Holder of SK Telecom’s ADSs receives the net proceeds from the sale of shares of Spinco’s common stock received by the Depositary, SK Telecom expects that such U.S. Holder will also be treated as receiving Spinco’s common stock (including cash distributed in lieu of fractional shares and amounts withheld, if any, to reflect Korean withholding taxes) in the Spin-off, and will be taxed on such receipt as described above under “—Consequences of the Spin-off—Generally.” The disposition of Spinco common stock by the Depositary is expected to be treated as a transaction separate from the distribution of the Spinco common stock. With respect to the disposition, such a U.S. Holder should be treated as disposing of Spinco common stock on the date the Depositary disposes of such common stock, for the cash proceeds the Depositary receives on such disposition. Under such treatment, such U.S. Holder of SK Telecom’s ADSs would realize gain or loss on the disposition of the Spinco shares distributed with respect to the U.S. Holder’s ADSs in an amount equal to the difference between its tax basis in the Spinco shares and the amount realized upon their disposition, substantially as described below in “—Ownership of Spinco Shares—Sale, Exchange or Disposition.” Such gain or loss generally would be treated as short-term capital gain or loss from sources in the United States.

U.S. Holders of SK Telecom’s ADSs are urged to consult their own U.S. tax advisers on the potential U.S. tax consequences of the Spin-off.

Alternative Treatment of the Spin-off

If, contrary to the expectations described above, the Spin-off is treated as a tax free distribution for U.S. federal income tax purposes, U.S. Holders would be required to apportion their aggregate basis in SK Telecom common stock or ADSs immediately before the Spin-off between the Spinco common stock received in the Spin-off, on the one hand, and the SK Telecom common stock or ADSs, on the other, in proportion to their respective fair market values. A U.S. holder’s holding period of the Spinco common stock received in the Spin-off would include the holding period of the SK Telecom common stock with respect to which it was received.

As a result of the requirement to apportion tax basis as described above, the gain (if any) recognized by a U.S. Holder upon a subsequent disposition of SK Telecom stock and/or Spinco common stock (including a disposition by the Depositary in respect of U.S. Holders that do not elect to receive Spinco stock in the Spin-off) may be greater if the Spin-off is treated as a tax-free transaction for U.S. federal income tax purposes than if the Spin-off is treated as taxable. A U.S. Holder that would have recognized a loss upon such disposition, may recognize a lower amount of loss, or even a gain.

Ownership of Spinco Shares

Distributions. Subject to the PFIC rules discussed below, the gross amount of cash dividends received by a U.S. Holder in respect of the common stock of Spinco (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Won will be included in the U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such U.S. Holder actually or constructively receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. Holders should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any Won received by U.S. Holders that are converted into U.S. dollars on a date subsequent to receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the common stock of Spinco will be subject to taxation at the reduced rates applicable to capital gains if the dividends are “qualified dividends.” Dividends paid on Spinco’s common stock will be treated as qualified dividends if (i) Spinco is eligible for the benefits of the Treaty and (ii) Spinco was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC. SK Telecom believes that Spinco will not be eligible for benefits under the Treaty. Based on its annual and interim annual financial statements, SK Telecom believes that there is a significant risk that Spinco will be a PFIC for the current and future taxable years.

Distributions of additional shares in respect of the common stock of Spinco that are made as part of a pro-rata distribution to all shareholders of Spinco generally will not be subject to U.S. federal income tax.

Korean withholding tax imposed on a distribution will be treated as a foreign income tax that a U.S. Holder may elect to deduct in computing its income tax or, subject to generally applicable limitations and conditions under the Code, to credit against its U.S. federal income tax liability. Any Korean securities transaction tax or agriculture and fishery special surtax that U.S. Holders pay will not be creditable for foreign tax credit purposes. For purposes of calculating the foreign tax credits, dividends paid on Spinco’s common stock will generally constitute foreign source passive income for U.S. tax purposes. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. Holder’s expected economic profit is insubstantial. U.S. Holders of the common stock of Spinco should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

Sale, Exchange or Disposition. Gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of Spinco common stock will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in its shares of Spinco common stock and the U.S. dollar amount realized on such sale, exchange or other disposition. The gain or loss will be long-term gain or loss if such shares of Spinco common stock were held for more than one year. The excess of net long-term capital gains over net short-term capital losses generally will be taxed at a lower rate than ordinary income for non-corporate taxpayers. The deduction of capital losses is subject to limitations.

Gain or loss from the sale, exchange or other disposition of Spinco common stock by a U.S. Holder generally will be treated as gain or loss from sources within the United States for foreign tax credit purposes.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. SK Telecom and/or Spinco will be classified as a PFIC in a particular taxable year if either (i) 75 percent or more of its gross income for the taxable year is passive income; or (ii) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent. Under applicable “look-through” rules, if SK Telecom and/or Spinco directly or indirectly owns at least 25% (by value) of the shares of another corporation, it will be treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Investments in companies in which SK Telecom or Spinco (as relevant) owns less than 25 percent of the stock (by value) are considered to be assets that produce passive income.

The determination whether a company is a PFIC is made annually based on the particular facts and circumstances, such as the composition of its income and the valuation of our assets. Due to fluctuations in SK Telecom’s stock price and changes in the value and composition of its assets (including the substantial investment in the stock of SK hynix, which is treated as a passive asset for this purpose), SK Telecom believes that it may be classified as a PFIC for U.S. federal income tax purposes for its taxable ear ending December 31, 2020 and that there is a significant risk that it will be a PFIC for the current and future taxable years.    U.S. Holders should consult their own tax advisors regarding SK Telecom’s possible classification as a PFIC for 2020 or in the current or future years.

Based on the expected composition of Spinco’s income and assets, including in particular the 20.1% interest in the stock of SK hynix, which is anticipated to represent a substantial majority of the value of Spinco’s gross assets following the Spin-off (and which is treated as a passive asset under the rules discussed above), SK Telecom believes that it is likely that Spinco will be classified as a PFIC for U.S. federal income tax purposes for the current year and in the foreseeable future. Spinco does not intend to provide annual assessments of its PFIC status for any taxable year.

If SK Telecom or Spinco is classified as a PFIC, and a U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that are received in a taxable year that are greater than 125 percent of the average annual distributions that the holder has received in the preceding three taxable years, or its holding period, if shorter), including the value of the Spinco shares received in the Spin-off (assuming the Spin-off is treated as a taxable distribution, as discussed above), and including any gain that the U.S. Holder recognizes on the sale of its shares or ADSs. The amount of income tax on any such excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period the U.S. Holder holds its shares or ADSs.

A U.S. Holder can avoid the unfavorable rules described in the preceding paragraph by electing to mark its shares or ADSs to market, provided the shares or ADSs are considered “marketable.” Shares or ADSs will be marketable if they are regularly traded on certain qualifying U.S. stock exchanges or on a foreign stock exchange that meets certain requirements. A U.S. Holder that makes this mark-to-market election will be required, in any year in which SK Telecom or Spinco (as relevant) is a PFIC, to include as ordinary income the excess of the fair market value of the U.S. Holder’s shares or ADSs at the end of its taxable year over its basis in those shares or ADSs. If at the end of the U.S. Holder’s taxable year, the U.S. Holder’s basis in the shares or ADSs exceeds their fair market value, the U.S. Holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of its net mark-to-market gains from previous years. The U.S. Holder’s adjusted tax basis in the shares or ADSs will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain the U.S. Holder recognizes upon the sale of its shares or ADSs will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of its net mark-to-market gains from previous years. Once made, a mark-to-market election cannot be revoked without the consent of the IRS unless the shares or ADSs cease to be marketable.

Although the determination of whether a company is a PFIC is made annually, if SK Telecom or Spinco is a PFIC for any taxable year during which a U.S. holder holds SK Telecom’s common shares or ADSs, or Spinco’s common stock, such U.S. holder will generally be subject to the unfavorable rules described above for that year and for each subsequent year in which such U.S. holder holds the relevant shares or ADSs (even if the company does not qualify as a PFIC in such subsequent years). However, if the company ceases to be a PFIC, a U.S. Holder can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if such U.S. Holder’s common shares or ADSs had been sold on the last day of the last taxable year during which the company was a PFIC. U.S. Holders should consult their own tax advisor about the advisability of making this election.

Although a U.S. Holder of Spinco common stock could also avoid the unfavorable PFIC rules described above by electing to treat its common shares as interests in a qualified electing fund (“QEF”), Spinco does not intend to provide the information that would allow a U.S. Holder to make such an election. Accordingly, in the event that Spinco is treated as a PFIC, a U.S. holder will not be able to make a “QEF election.”

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

U.S. Information Reporting and Backup Withholding Rules

To the extent paid within the United States or through certain U.S. related financial intermediaries, the distribution in the Spin-off, as well as future distributions on Spinco’s common stock, and the sale, exchange or disposition of Spinco’s common stock are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s United States federal income tax liability, provided that such U.S. Holder provides the required information to the IRS.

EXCHANGE RATES

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Won or U.S. dollar amounts referred to in this Information Statement could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On September 3, 2021, the noon buying rate was Won 1,155.4 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average(1)	Period-End
2016	1,090.0	1,242.6	1,159.3	1,203.7
2017	1,067.4	1,207.2	1,129.0	1,067.4
2018	1,054.6	1,141.7	1,099.3	1,112.9
2019	1,111.8	1,220.7	1,165.8	1,155.5
2020	1,081.9	1,267.3	1,180.6	1,086.1
2021 (through September 3)	1,081.6	1,180.4	1,127.9	1,155.4
January	1,081.6	1,118.4	1,098.2	1,118.4
February	1,099.6	1,123.7	1,111.8	1,123.4
March	1,118.6	1,140.6	1,130.3	1,126.7
April	1,108.5	1,131.6	1,117.9	1,115.6
May	1,112.3	1,136.0	1,123.7	1,114.5
June	1,106.4	1,137.1	1,122.6	1,130.4
July	1,132.4	1,156.3	1,146.4	1,151.9
August	1,142.5	1,180.4	1,161.0	1,158.3
September (through September 3)	1,155.4	1,161.0	1,157.5	1,155.4

Source: Federal Reserve Bank of New York.

(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

MARKET PRICE INFORMATION

SK Telecom’s common stock is listed on the KRX KOSPI Market under the identification code 017670. In the United States, SK Telecom’s common stock trades on the New York Stock Exchange under the symbol “SKM” in the form of American depositary receipts evidencing ADSs, each representing one-ninth of one share of its common stock.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for SK Telecom’s common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for SK Telecom’s ADSs.

	KRX KOSPI Market			New York Stock Exchange(1)
	Closing Price Per Common Stock		Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(in thousands of shares)			(in shares)
2021 (through September 7)
January	270,000	237,000	601	27.00	24.16	431,678
February	258,500	243,500	400	25.58	24.08	282,913
March	275,000	244,000	321	27.23	24.06	372,333
April	318,000	276,500	301	31.54	27.51	314,982
May	320,000	304,000	319	32.04	30.14	297,837
June	334,000	320,000	242	33.24	31.41	435,641
July	326,500	301,000	205	31.54	29.07	431,325
August	312,500	284,500	404	29.78	26.86	461,057
September (through September 7)	313,000	300,500	388	29.85	28.94	426,804

Source: KRX KOSPI Market; New York Stock Exchange.

(1)	Each ADS represents the right to receive one-ninth of one share of SK Telecom’s common stock.

SELECTED FINANCIAL AND OTHER INFORMATION

The selected financial and other information set forth below should be read in conjunction with Spinco’s combined carve-out financial statements and related notes included elsewhere in this Information Statement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected financial information as of and for the years ended December 31, 2018, 2019 and 2020 set forth below have been derived from Spinco’s audited combined carve-out financial statements appearing elsewhere in this Information Statement.

The combined carve-out financial statements may not necessarily be indicative of the financial performance that would have been achieved if the entities comprising Spinco had operated as an independent consolidation group, nor may they be indicative of the results of operations of Spinco for any future period.

	For the year ended December 31,
	2020		2019(1)		2018
	(in billions of Won)
Combined carve-out statement of income data:
Revenue	~~W~~	2,962.6	~~W~~	2,677.3	~~W~~	1,709.4
Other income		5.6		25.9		7.1

Operating revenue and other income		2,968.2		2,703.2		1,716.5

Operating expenses		(2,962.5)		(2,731.0)		(2,296.8)

Operating profit (loss)		5.7		(27.8)		(580.3)
Finance income		101.1		21.6		79.6
Finance costs		(174.4)		(103.1)		(46.5)
Gain relating to investments in subsidiaries, associates and joint ventures, net		976.4		425.0		3,215.3

Profit before income tax		908.8		315.7		2,668.1

Income tax expense		(182.1)		(32.8)		(602.4)

Profit for the year	~~W~~	726.7	~~W~~	282.9	~~W~~	2,065.7

	As of December 31,
	2020		2019(1)		2018
	(in billions of Won)
Combined carve-out statement of financial position data:
Working capital(2)	~~W~~	947.2	~~W~~	1,003.0	~~W~~	969.2
Property and equipment, net		783.5		754.1		745.6
Total assets		19,046.1		17,688.7		17,247.6
Non-current liabilities(3)		4,188.4		3,912.1		3,902.4
Total liabilities		5,927.3		5,363.3		5,334.5
Total equity		13,118.9		12,325.4		11,913.0

	For the year ended December 31,
	2020		2019(1)		2018
	(in billions of Won, except percentage data)
Other financial data:
Capital expenditures(4)	~~W~~	268.4	~~W~~	238.4	~~W~~	78.5
Research and development expense		63.3		67.4		67.7
Depreciation and amortization expense(5)		342.8		326.8		133.4
Net cash provided by (used in) operating activities		506.8		254.6		(348.7)
Net cash used in investing activities		(746.9)		(334.4)		(845.4)
Net cash provided by financing activities		34.2		47.9		1,362.2
Margins (% of Operating Revenue and Other Income):
Operating margin(6)		0.2%		(1.0)%		(33.9)%
Net margin(7)		24.5%		10.6%		120.8%

(1)

IFRS 16, Leases, was adopted in the fiscal year beginning on January 1, 2019 using the modified retrospective method by recognizing the cumulative effect of initially applying IFRS 16 as an adjustment to net parent investment and non-controlling interests as of such date. In the fiscal year beginning on January 1, 2020, the agenda decision, Lease Term and Useful Life of Leasehold Improvements (IFRS 16 Leases and IAS 16 Property, Plant and Equipment)—November 2019, published by the International Financial Reporting Interpretations Committee (“IFRIC”) on December 16, 2019, was applied as a change in accounting policy, and such change was retrospectively applied and the financial statements as of and for the year ended December 31, 2019 has been restated. The comparative information presented for 2018 has not been restated. See note 3 of the notes to Spinco’s combined carve-out financial statements.

(2)	Working capital means total current assets minus total current liabilities.
(3)

Monetary assets and liabilities denominated in foreign currencies are valued at the exchange rates prevailing at the end of each reporting period. See note 4(18) of the notes to Spinco’s combined carve-out financial statements.

(4)	Consists of cash outflows for the acquisition of property and equipment.
(5)	Derived from Spinco’s combined carve-out statements of income.
(6)	Operating margin represents operating profit (loss) divided by operating revenue and other income.
(7)	Net margin represents profit for the year divided by operating revenue and other income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Spinco’s combined carve-out financial condition and results of operations should be read in conjunction with the section titled “ —Selected Financial Information and Operating Data” and Spinco’s combined carve-out financial statements and related notes thereto included elsewhere in this Information Statement. This discussion contains forward-looking statements that involve risks and uncertainties. Spinco’s actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this Information Statement.

Overview

Spinco’s operations are reported in four segments:

•	Security services, which include physical and information security services of ADT CAPS;

•	Commerce services, which include Eleven Street’s operation of 11st, an online and mobile open marketplace platform, and related ancillary services;

•	Platform services, which include the mobile application marketplace platform business of One Store and the marketing platform and business solution businesses of SK Planet; and

•	Other businesses, which include various new ICT and other businesses, including logistics, online music streaming and mobility businesses.

Following the Spin-off, Spinco will also hold interests in several investments and joint ventures, including a 20.1% interest in SK hynix, one of the world’s largest memory-chip makers by revenue, and a 36.4% interest in Content Wavve, a joint venture among SK Telecom and the three major terrestrial broadcasters in Korea that operates the mobile OTT service “wavve.” SK Telecom believes that Spinco’s diversified portfolio of products, services, assets and investments will help mitigate the effects of cyclicality and volatility in its financial and operational performance, and enable Spinco to gain a greater insight on, and respond more effectively to, rapidly evolving customer preferences across various industries.

In the security services segment, Spinco’s revenue is derived from its physical and information security services businesses through ADT CAPS. Revenue from ADT CAPS’ physical security services is mainly generated through monthly plan-based fees and usage charges for value-added services paid by subscribers. Revenue from ADT CAPS’ information security services is derived primarily through consideration paid by customers under contracts for its information security platform and consulting services and solutions. ADT CAPS (formerly known as SK Infosec) is the surviving entity resulting from the merger of LSH with and into SK Infosec in December 2020 and the merger of Former ADT CAPS with and into SK Infosec in March 2021. SK Telecom had acquired Former ADT CAPS, which operated its physical security business prior to such mergers, in October 2018 and SK Infosec, which operated SK Telecom’s information security business prior to the mergers, in December 2018. ADT CAPS’ security service revenue depends principally upon the number of its subscribers and customers and the rates it charges for its physical security services as well as the number and terms of the contracts pursuant to which its information security services are provided.

In the commerce services segment, Spinco’s revenue is derived from Eleven Street, which was spun-off as SK Telecom’s new consolidated subsidiary from SK Planet in September 2018. Eleven Street generates revenue principally from advertising revenue from merchants that sell their products through their “mini malls” on 11st, its online open marketplace platform, and third-party seller fees earned (including commissions) for transactions in which Eleven Street acts as a selling agent to the merchants of the mini malls on the 11st platform, as well as other commerce solutions from 11st. Eleven Street also generates a limited amount of revenue from sales of merchandise sourced directly by it. Eleven Street’s revenue depends principally upon the number of merchants that utilize 11st to advertise and promote their products and services and the extent of such advertisement and promotion, as well as the gross merchandise volume, which is the total monetary value of customer purchases of goods and services, net of estimated refunds, of 11st.

In the platform services segment, Spinco’s revenue is principally derived from the service fees and advertising revenue from the mobile application marketplace platform business of One Store and the marketing platform business of SK Planet. One Store’s revenue depends principally upon the number of mobile application providers and the number of downloads and in-app purchases made by users that utilize the ONE Store mobile application marketplace. SK Planet’s revenue depends primarily on the number of users of its marketing platform services and merchants that utilize such platforms as part of their marketing activities.

In the others segment, Spinco’s revenue is principally derived from the service fees from the logistics consulting business of FSK L&S, the subscription fees from the music streaming platform business of Dreamus and the advertising fees from the mobility business of T Map Mobility, which was spun off from SK Telecom effective as of December 29, 2020 and was previously part of SK Telecom’s cellular services segment until such time.

Among other factors, SK Telecom’s management has prepared operating profit of each reportable segment of Spinco presented in accordance with the Special Purpose Framework (“segment operating profit”) for its assessment of the profitability of each reportable segment. The sum of segment operating profit for all three reportable segments differs from Spinco’s operating profit presented in accordance with the Special Purpose Framework as segment operating profit does not include certain items such as donations, gain and loss from disposal of property and equipment and intangible assets and impairment loss on property and equipment and intangible assets. For a reconciliation of Spinco’s operating profit presented in accordance with IFRS and operating profit presented in accordance with the Special Purpose Framework, see “—Explanatory Note Regarding Presentation of Certain Financial Information under the Special Purpose Framework.” In addition to the information set forth below, see note 5 of the notes to Spinco’s combined carve-out financial statements for more detailed information regarding each of its reportable segments.

Factors Affecting Spinco’s Financial Condition and Results of Operations

Spinco’s combined carve-out financial condition and results of operations have been and will continue to be materially affected by a number of factors and developments, some of which are outside of its control, including the following:

•	general macroeconomic conditions;

•	products and services diversification;

•	ability to achieve additional savings in operating costs;

•	effects of COVID-19; and

•	factors that affect the financial condition and results of operations of Spinco’s investments and joint ventures, in particular SK hynix.

General Macroeconomic Conditions

Spinco will be incorporated in Korea, and Spinco’s businesses generate a substantial majority of their revenues from Korea. Accordingly, Spinco’s businesses are sensitive to economic conditions in Korea and largely depends on demand from consumers in Korea. Demand for Spinco’s products and services is significantly impacted by trends in consumer confidence and other economic factors affecting consumer spending behavior. There are many factors that influence the levels of consumer spending, including general macroeconomic conditions, the level of disposable consumer income, the availability of consumer credit, interest rates, taxation, consumer confidence in future economic conditions, demographic patterns and national disasters and health epidemics that negatively impact consumers’ willingness to engage in discretionary spending. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and starting in 2020, the overall Korean economy and the economies of Korea’s major trading partners have shown signs of deterioration due to the debilitating effects of the COVID-19 pandemic.

Because a substantial portion of Spinco’s products and services, such as many of the security products and services offered by ADT CAPS and the merchandise sold on the 11st platform, are discretionary spending, revenues for such businesses are particularly sensitive to general macroeconomic conditions and fluctuation in disposable income levels. For a discussion of developments that could have an adverse impact on Korea’s economy, see “Risk Factors—Risks Relating to Spinco—Risks Relating to Spinco’s Businesses—If economic conditions in Korea deteriorate, Spinco’s business and future growth could be materially and adversely affected.”

Business Diversification

Spinco’s businesses are operated through several business areas in different industries with many product and service categories. Spinco’s operating results will depend on its ability to anticipate and respond to emerging customer preferences and demands by ensuring continuing and timely development of new, as well as enhancements to existing, products and services of Spinco and to stimulate customer demand for new and upgraded products and services. Spinco’s businesses are focused on strategic capital expenditures and product and service development activities as a way to stay ahead of their respective competitors and strengthen their respective market-leading positions. For example, in the security services segment, ADT CAPS has introduced innovative converged security services that combine its strengths in both physical and information security in recent periods. See “Business—Business Segments—Security Services Segment—Converged Security.”

SK Telecom has also strived to secure new growth engines in relation to its existing businesses (including the Spin-off Businesses) by diversifying into new ICT and other businesses that are expected to offer greater potential returns and complement its existing businesses, as well as disposing of businesses believed to be no longer strategically important. For example, SK Telecom acquired a controlling interest in id Quantique, a leading provider of quantum cryptography solutions for data security based in Switzerland, in 2018 and has since made a series of additional equity investments in the company, including most recently in April 2021, as a result of which SK Telecom currently holds a 69.3% equity interest in id Quantique. In June 2019, SK Telecom acquired a 34.6% interest in Incross, a digital advertising company, for an aggregate purchase price of Won 54 billion, in light of potential synergies with its media and commerce businesses.

In addition, in June 2019, SK Telecom disposed of its entire interest (held through SK Planet, one of the Spin-off Portfolio Companies) in former consolidated subsidiaries Shopkick Management Company, Inc. (“SMC”) and Shopkick, Inc. (“Shopkick”), a wholly-owned subsidiary of SMC which operates “shopkick,” a mobile reward points-based in-store shopping application, which SK Telecom had acquired in October 2014, following a prolonged period of unprofitability of the shopkick business. Previously in 2018, SK Telecom also recognized Won 153.4 billion and Won 52.4 billion of impairment losses for goodwill and intangible assets, respectively, in connection with Shopkick.

Ability to Achieve Additional Savings in Operating Costs

The results of operations and profitability of each of Spinco’s business areas are significantly affected by its ability to achieve savings in its operating costs. The markets for Spinco’s products and services in general are highly competitive. Many of Spinco’s competitors have used aggressive pricing and marketing strategies to maintain or gain market share. In addition, the prices of some of the products and services offered by Spinco’s competitors have declined and are expected to continue to decline as a result of, among other factors, cost reductions. Accordingly, the continued success of Spinco’s businesses depends, in part, on its ability to reduce its operating expenses.

The size and scope of ADT CAPS’ security operations have enabled it to enjoy significant purchasing power and economies of scale. SK Telecom believes that ADT CAPS’ purchasing power has enabled it to obtain significant benefits in terms of product procurement, access to market information, supply and distribution chain management and marketing opportunities. The large scale of ADT CAPS’ operations also enables it to attain substantial discounts from suppliers for volume purchases and operational cost savings in logistics and distribution, as well as lower marketing costs through synergies from promoting SK Telecom’s various brand names nationwide and cost-effectively add distribution channels due to the shared overhead costs. The Spin-off Businesses continually engage in various initiatives intended to reduce costs and increase productivity, including ADT CAPS’ customer churn prediction system based on AI technology. Spinco’s results of operations and profitability on a combined carve-out basis have been, and will continue to be, affected by its ability to improve the cost efficiency of its operations.

Effects of COVID-19

Demand for Spinco’s products and services may fluctuate in light of the overall economic conditions in Korea. The overall prospects for the Korean economy and, in turn, the market conditions for the industries in which Spinco’s businesses operate, remain uncertain, especially in light of the ongoing global COVID-19 pandemic, which has had, will likely continue to have, a significant negative effect on the Korean economy. For example, an increase in unemployment among, and/or a decrease in disposable income of, ADT CAPS’ residential customers resulting from a deterioration of the Korean economy due to COVID-19 may decrease demand for some of its products and services or cause an increase in delinquent customer accounts. While it is not possible to predict the duration or full magnitude of harm from COVID-19, a continued and prolonged outbreak of COVID-19 may have a material adverse effect on Spinco’s business, financial condition and results of operations. See “Risk Factors—Risks Relating to Spinco—Risks Relating to Spinco’s Business—The ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases could adversely affect the Spin-off Businesses or Spinco’s financial condition or results of operations.”

Factors that affect the financial condition and results of operations of Spinco’s investments and joint ventures, in particular SK hynix.

Following the Spin-off, Spinco will hold interests in several investments and joint ventures, including a 20.1% interest in SK hynix, one of the world’s largest memory-chip makers by revenue. Spinco’s net gain relating to investments in non-consolidated subsidiaries, associates and joint ventures were Won 3,215.3 billion, Won 425.0 billion and Won 976.4 billion in 2018, 2019 and 2020, respectively, substantially all of which were derived from Spinco’s share of profits of SK hynix. In addition, Spinco’s investments in associates and joint ventures amounted to Won 11,310.9 billion, Won 11,653.0 billion and Won 12,494.1 billion, representing 65.6%, 65.9% and 65.6% of Spinco’s total assets, as of December 31, 2018, 2019 and 2020, respectively, substantially all of which were attributable to the book value of Spinco’s investment in SK hynix. Accordingly, Spinco’s financial condition and results of operations are significantly affected by fluctuations in the financial condition and results of operations of SK hynix.

The results of operations and financial condition of SK hynix, including its profit and corresponding changes in its profit as a percentage of total revenue, have been and will continue to be materially affected by a number of factors and developments, some of which are outside SK hynix’s control, including the following:

Cyclical and volatile market conditions of the semiconductor industry

SK hynix’s business is affected by market conditions in the highly cyclical memory semiconductor industry. The industry’s cyclicality results primarily from fluctuations in demand for the end products that use memory semiconductors, particularly from the information and technology industry and the consumer electronics industry, which are sensitive to general conditions in the global economy, as well as fluctuations in the manufacturing capacity available to produce memory semiconductors. Uncertainties in the global economy have increased in recent years, with global financial and capital markets experiencing substantial volatility. In particular, the ongoing COVID-19 pandemic has materially and adversely affected the global economy and financial markets in 2020. Such uncertainties have also been caused by, and continue to be exacerbated by, among other things, deterioration in economic and trade relations between major economies (particularly between the United States and China), the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in various parts of the Middle East, as well as the lack of clarity regarding the timing and method of the United Kingdom’s exit from the European Union. An actual or anticipated improvement or deterioration in economic conditions in any of SK hynix’s major markets may affect customer confidence and spending, resulting in a corresponding fluctuation in consumption that may impact the level of demand for SK hynix’s products and prices at which they can be sold.

The long lead times for new facilities to become operational have in some cases resulted in significant increases in the industry’s production capacity coinciding with weakening demand, resulting in global oversupply of products and declining prices. Demand growth expectations in the end markets that use memory semiconductors have typically been accompanied by increased capital investment by manufacturers. In addition, semiconductor manufacturers worldwide have migrated to finer line-width process and advanced stacking technologies, which have increased the number of bits produced per wafer. These capital investments and adoption of new technologies may result in increases in the supply of memory semiconductors that are not matched by commensurate growth in demand in the end markets for such products. From time to time, the memory semiconductor industry has experienced significant and sometimes prolonged periods of oversupply and weak prices. As a result of such fluctuations in global demand as well as in the manufacturing capacity available to produce memory semiconductors, SK hynix’s results of operations may be volatile from period to period.

Fluctuation in exchange rates of major foreign currencies

SK hynix’s consolidated financial statements are prepared from the local currency denominated financial results, assets and liabilities of SK hynix and its subsidiaries around the world, which are then translated into Won. To the extent that SK hynix incurs costs in one currency and makes sales in another, its profit margins may be affected by changes in the exchange rates between the two currencies. In particular, SK hynix’s investments in manufacturing facilities in China has increased the proportion of its expenses that are incurred in RMB, while SK hynix’s sales in China are denominated in U.S. dollars. Accordingly, an unhedged increase in the value of the RMB would increase SK hynix’s construction and manufacturing costs and adversely impact its profitability. Changes in exchange rates can also affect the Won value of sales proceeds and operating and non-operating costs that are denominated in foreign currencies. SK hynix is unable to increase the prices of its products to adjust fully for the negative effects of exchange rate movements because prices in the memory semiconductor industry are dictated by worldwide supply and demand. In addition, exchange rate fluctuations can affect the Won value of SK hynix’s equity investments and monetary assets and liabilities denominated in foreign currencies. See “Exchange Rate Information” and “Risk Factors—Risks Relating to Spinco—Risks Relating to Spinco’s Business—Fluctuations in the value of the Won against the U.S. dollar and other major foreign currencies may have a material adverse effect on Spinco’s results of operations and the market value of Spinco’s common shares.”

There has been considerable volatility in exchange rates in recent years, including exchange rates between the Won and the U.S. dollar. Appreciation of the Won may materially and adversely affect SK hynix’s results of operations because, among other things, it reduces the Won value of SK hynix’s export sales, which are primarily denominated in U.S. dollars, as well as causing SK hynix’s export products to be less competitive by raising their prices in U.S. dollar terms. On the other hand, the depreciation of the Won would create foreign exchange translation losses and increase the amount, in Won terms, of interest and principal of SK hynix’s foreign currency-denominated debt, as well as increase in Won terms the cost of raw materials and equipment that SK hynix purchases from overseas sources. Under SK hynix’s current operating and capital structure, appreciation of the Won generally has a net negative impact on SK hynix’s operating income. Although the impact of exchange rate fluctuations has in the past been partially mitigated by hedging strategies, SK hynix’s results of operations have historically been affected by exchange rate fluctuations.

The level of the SK hynix’s capital expenditures and production capacity expansion

SK hynix makes substantial capital expenditures annually to support its business goals and objectives, and it plans to continue to invest in enhancing and expanding its production facilities and upgrading its equipment and manufacturing processes. SK hynix operates in an especially capital-intensive industry that requires continual investments for capacity expansions, equipment upgrades and migration to advanced technologies and manufacturing processes. SK hynix’s cash outflows for acquisition of property, plant and equipment amounted to Won 16,036.1 billion in 2018, Won 13,920.2 billion in 2019 and Won 10,068.7 billion in 2020. As part of its efforts to ensure its long-term competitiveness, SK hynix has also announced initiatives to construct an integrated industrial complex in Yongin, Korea for its next generation of fabs and research and development facilities. SK hynix currently plans to start construction of its first fab in the Yongin complex in 2022. On October 20, 2020, SK hynix announced the Intel NAND Business Acquisition, which is subject to governmental approvals as well as other customary closing conditions and customary termination fees, which may be significant, if the transaction is terminated under certain specified circumstances. See “Business—Investments and Joint Ventures—SK hynix—Strategic Alliances, Investments, and Acquisitions.”

SK hynix is expected to continue to invest in enhancing and expanding its production facilities and upgrade its equipment and manufacturing processes in order to increase its production capacity, achieve additional economies of scale and enable production of new products, which will likely have a significant effect on its financial condition and results of operations. SK hynix periodically adjusts its capital expenditure plans on an on-going basis subject to market demand for SK hynix’s products, the production outlook of the global memory semiconductor industry as well as global economic conditions in general. SK hynix may delay or not implement some of its announced capital expenditure plans based on its assessment of such market conditions. Production capacity expansion would increase depreciation and amortization expenses as well as financing costs related to capital expenditures. The level of capital expenditures made by SK hynix, as well as the returns SK hynix is able to achieve on its capital expenditure investments, will affect SK hynix’s financial condition and results of operations.

Changes in SK hynix’s product mix

SK hynix’s operating results depend greatly on SK hynix’s ability to anticipate and respond to emerging customer preferences and demands by ensuring continuing and timely development of new, as well as enhancements to existing, products and stimulate customer demand for new and upgraded products. SK hynix sells a wide variety of DRAM and NAND flash memory products with various configuration options, architectures and performance characteristics tailored to meet application- and customer-specific needs. SK hynix is continually developing higher-density modules, SSDs and other customized DRAM and NAND flash memory products that are optimized for use in specific applications.

As part of SK hynix’s efforts to further strengthen its product portfolio, SK hynix announced the Intel NAND Business Acquisition on October 20, 2020, through which it aims to enhance the competitiveness of its storage solution (including enterprise SSDs) capabilities in the rapidly growing NAND flash memory market. SK hynix plans to utilize Intel’s industry-leading NAND SSD and quadruple level cell NAND flash memory technology and manufacturing capability to offer a portfolio of further advanced 3D NAND flash memory solutions, particularly high-end enterprise SSDs. See “Business—Investments and Joint Ventures—SK hynix—Strategic Alliances, Investments, and Acquisitions.”

As part of its overall strategy, SK hynix has been striving to diversify its business to areas other than DRAM and NAND flash memory semiconductors in recent years. SK hynix has expanded its product portfolio into non-memory semiconductors, including CMOS image sensors that are used to perform the role of electronic film in digital photographing devices such as smartphones, tablets, PC laptops and surveillance cameras, as well as engaging in the foundry business through SK hynix system ic, a wholly-owned subsidiary. From time to time, SK hynix adjusts its manufacturing facilities in order to execute changes in SK hynix’s product mix. Changes in SK hynix’s product mix will affect SK hynix’s financial condition and results of operations.

The level of, and returns on, the SK hynix’s investment in its research and development activities

SK hynix competes in highly competitive global markets characterized by rapidly changing technologies, evolving industry standards and continual improvements in manufacturing processes and product performance features, which result in short product cycles, frequent introduction of new products and price erosion of existing products. Continued and timely development of new technologies and products and enhancements to existing products and manufacturing processes may be critical to maintaining and improving SK hynix’s competitive position. Accordingly, SK hynix has made, and will likely continue to make, significant investments in research and development relating to new technologies and products. SK hynix incurred expenditures on research and development of Won 2,895.0 billion in 2018, Won 3,188.5 billion in 2019 and Won 3,370.3 billion in 2020. The amount that SK hynix spends on its research and development activities, as well as the returns SK hynix is able to achieve on such investments through successful development of next-generation technologies, will affect SK hynix’s financial condition and results of operations.

SK hynix’s ability to pursue additional operational cost savings

The average selling prices of SK hynix’s DRAM and NAND flash memory products have generally been impacted by global market supply and demand dynamics. The market for SK hynix’s products are highly competitive, and SK hynix faces intense global competition. SK hynix’s competitors have used aggressive pricing and marketing strategies in order to maintain or gain market share. Accordingly, the success of SK hynix’s business depends, in part, on SK hynix’s continual reduction of manufacturing costs and operating expenses. SK hynix continually engages in various cost-saving and other initiatives intended to reduce costs and increase productivity, including refinement of its manufacturing processes to increase production yields and reduce production cycle time. SK hynix’s results of operations and profitability will continue to be affected by its ability to improve productivity and enhance the cost efficiency of its operations.

Explanatory Note Regarding Presentation of Certain Financial Information under the Special Purpose Framework

In addition to preparing combined carve-out financial statements in accordance with IFRS included in this Information Statement, SK Telecom has also prepared Spinco’s combined carve-out financial statements in accordance with the Special Purpose Framework, which have been submitted to the Korea Exchange.

Under the Special Purpose Framework, operating profit, which is calculated as operating revenue less operating expense, is presented separately on the combined carve-out statement of income. The presentation of operating profit in the combined carve-out statements of income prepared in accordance with IFRS included in this Information Statement differs from the presentation of operating profit in the combined carve-out statements of income prepared in accordance with the Special Purpose Framework for the corresponding periods in certain respects. The table below sets forth a reconciliation of operating profit as presented in the combined carve-out statements of income prepared in accordance with IFRS for each of the three years ended December 31, 2020 to the operating profit as presented in the combined carve-out statements of income prepared in accordance with the Special Purpose Framework.

	For the Year Ended December 31,
	2020		2019		2018
	(In billions of Won)
Operating profit (loss) pursuant to IFRS	~~W~~	5.7	~~W~~	(27.8)	~~W~~	(580.3)
Differences:
Other income pursuant to IFRS that is classified as other non-operating income pursuant to the Special Purpose Framework:
Gain on disposal of property and equipment and intangible assets		(1.0)		(18.9)		(3.7)
Others		(4.5)		(7.0)		(3.4)

		(5.6)		(25.9)		(7.1)
Other operating expenses pursuant to IFRS that are classified as other non-operating expenses pursuant to the Special Purpose Framework:
Loss on impairment of property and equipment and intangible assets		8.1		23.1		227.9
Impairment loss on other investment securities		—		1.7		3.2
Loss on disposal of property and equipment and intangible assets		16.0		23.9		15.1
Donations		0.7		0.8		0.2
Bad debt for accounts receivable – other		3.9		2.2		1.0
Others		6.2		4.8		4.8

		34.9		56.5		252.2

Operating profit (loss) pursuant to the Special Purpose Framework	~~W~~	35.1	~~W~~	2.8	~~W~~	(335.2)

See note 5(2) of the notes to Spinco’s combined carve-out financial statements. However, there is no impact on profit for the year or earnings per share for each of the three years ended December 31, 2020, 2019 and 2018.

Critical Accounting Policies, Estimates And Judgments

See note 4 of the notes to Spinco’s combined carve-out financial statements.

Recently Adopted International Financial Reporting Standards

See note 3 of the notes to Spinco’s combined carve-out financial statements.

Operating Results

The following table sets forth summary combined carve-out income statement information, including that expressed as a percentage of operating revenue and other income, for the periods indicated:

	For the year ended December 31,
	2020			2019			2018
	(in billions of Won, except percentages)
Operating revenue and other income	~~W~~	2,968.2	100.0%	~~W~~	2,703.2	100.0%	~~W~~	1,716.5	100.0%
Revenue		2,962.6	99.8		2,677.3	99.0		1,709.4	99.6
Other income		5.6	0.2		25.9	1.0		7.1	0.4
Operating expenses		(2,962.5)	(99.8)		(2,731.0)	(101.0)		(2,296.8)	(133.8)
Operating profit (loss)		5.7	0.2		(27.8)	(1.0)		(580.3)	(33.8)
Finance income		101.1	3.4		21.6	0.8		79.6	4.6
Finance costs		(174.4)	(5.9)		(103.1)	(3.8)		(46.5)	(2.7)
Gain relating to investments in subsidiaries, associates and joint ventures		976.4	32.9		425.0	15.7		3,215.3	187.3
Profit before income tax		908.8	30.6		315.7	11.7		2,668.1	155.4
Income tax expense		(182.1)	(6.1)		(32.8)	(1.2)		(602.4)	(35.1)
Profit for the year		726.7	24.5		282.9	10.5		2,065.7	120.3

The following table sets forth additional information about the operations with respect to Spinco’s reportable segments during the periods indicated, in each case net of consolidation adjustments:

	For the year ended December 31,
	2020			2019			2018
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(in billions of Won, except percentages)
Security Services Revenue
Physical Security Services(1)	~~W~~	1,016.5	34.3%	~~W~~	913.2	34.1%	~~W~~	187.0	10.9%
Information Security Services(2)		301.5	10.2		257.2	9.6		—	—

Total Security Services Revenue		1,318.0	44.5		1,170.3	43.7		187.0	10.9

Commerce Services Revenue(3)
Goods(4)		21.5	0.7		28.1	1.1		64.4	3.8
Commerce Platform Services(5)		523.2	17.7		501.0	18.7		608.8	35.6

Total Commerce Services Revenue		544.8	18.4		529.1	19.8		673.2	39.4

Platform Services Revenue(3)(6)
Goods(7)		35.5	1.2		47.8	1.8		57.3	3.4
Platform Services(8)		272.5	9.2		291.1	10.9		154.1	9.0
Other Services(9)		185.4	6.3		159.8	6.0		373.8	21.9
Others(10)		92.0	3.1		96.2	3.6		78.6	4.6

Total Platform Services Revenue		585.4	19.8		594.8	22.2		663.8	38.8

Others Revenue(11)		514.4	17.4		383.0	14.3		185.4	10.8

Total Revenue		2,962.6	100.0		2,677.3	100.0		1,709.4	100.0

Segment Operating Expense(12)
Security Services		1,204.7	40.7		1,049.4	39.2		163.6	9.6
Commerce Services		584.3	19.7		564.6	21.1		753.5	44.1
Platform Services		563.9	19.0		598.0	22.3		808.9	47.3
Others		574.6	19.4		462.5	17.3		318.6	18.6

Total Segment Operating Expense		2,927.5	98.8		2,674.5	99.9		2,044.6	119.6

Segment Operating Profit (Loss)
Security Services		113.3	3.8		120.9	4.5		23.4	1.4
Commerce Services		(39.5)	(1.3)		(35.5)	(1.3)		(80.3)	(4.7)
Platform Services		21.5	0.7		(3.1)	(0.1)		(145.1)	(8.5)
Others		(60.2)	(2.0)		(79.5)	(3.0)		(133.2)	(7.8)

Total Segment Operating Profit (Loss)	~~W~~	35.1	1.2%	~~W~~	2.8	0.1%	~~W~~	(335.2)	(19.6)%

(1)

Physical security services revenue includes the consolidated revenue of LSH, which owned a 100% equity interest in Former ADT CAPS. LSH became SK Telecom’s consolidated subsidiary as of October 1, 2018 and was subsequently merged into SK Infosec as of December 30, 2020. Former ADT CAPS merged into SK Infosec, and the merged entity was renamed as ADT CAPS in March 2021.

(2)	Information security services revenue includes revenue from SK Infosec, which merged with LSH as of December 30, 2020.
(3)

Commerce services revenue includes revenue from Eleven Street, as well as the e-commerce business of SK Planet from January 1, 2018 to August 31, 2018. The e-commerce business of SK Planet was spun off as Eleven Street, a newly consolidated subsidiary of SK Telecom, as of September 1, 2018. The revenue of such e-commerce business prior to the spin-off is classified as part of the commerce services segment, while revenue from the remaining marketing platform business of SK Planet prior to the spin-off is classified as part of the platform services segment.

(4)	Goods revenue includes revenues from the sales of merchandise sourced directly by Eleven Street.
(5)

Commerce platform services revenue includes advertising revenue from merchants that sell their products through their “mini malls” on 11st and third party seller fees earned (including commissions) for transactions in which Eleven Street acts as a selling agent to the merchants of the mini malls on the 11st platform.

(6)	Platform services revenue includes revenues from One Store and SK Planet.
(7)	Goods revenue includes revenues from the sales of point of sale and other payment terminals and other goods by SK m&service Co., Ltd. (“SK M&Service”), a wholly-owned subsidiary of SK Planet.
(8)	Platform services revenue includes revenues from the mobile application marketplace platform business of One Store and the marketing platform business of SK Planet.
(9)	Other services revenue includes revenues from the telemarketing services, the education business and IT services of SK M&Service.
(10)	Others revenue includes revenues from the insurance business and the “Benepia” business of SK M&Service.
(11)	Others revenue includes revenues from the logistics consulting business of FSK L&S, the music streaming platform business of Dreamus and the mobility business of T Map Mobility, among others.
(12)

“Segment operating expense” means operating expense for each reportable segment presented in accordance with the Special Purpose Framework and therefore does not include certain expenses that are classified as other non-operating expenses under the Special Purpose Framework. For more information on the differences between operating expense pursuant to the Special Purpose Framework and pursuant to IFRS, see “—Explanatory Note Regarding Presentation of Certain Financial Information under the Special Purpose Framework.”

2020 Compared to 2019

Operating Revenue and Other Income. Operating revenue and other income increased by 9.8% to Won 2,968.2 billion in 2020 from Won 2,703.2 billion in 2019 due to an increase in operating revenue, which was in small part offset by a decrease in other income, as discussed below.

Operating revenue increased by 10.7% to Won 2,962.6 billion in 2020 from Won 2,677.3 billion in 2019, primarily due to increases in security services revenue and platform services and others revenue, and to a smaller extent, an increase in commerce services revenue.

Other income decreased by 78.4% to Won 5.6 billion in 2020 from Won 25.9 billion in 2019, primarily due to a decrease in gain on disposal of property and equipment and intangible assets in 2020 as compared to 2019. Such gain in 2020 was mainly related to the disposals of miscellaneous property and equipment by SK Planet and Eleven Street and patent rights by SK Planet, while the gain in 2019 was mainly related to the disposal of land and buildings by SK Planet.

The following sets forth additional information about operating revenues with respect to each reportable segment.

•

Security services: The revenue of the security services segment increased by 12.6% to Won 1,318.0 billion in 2020 from Won 1,170.3 billion in 2019 due to increases in both physical security services revenue and information security services revenue.

•

Physical security services revenue increased by 11.3% to Won 1,016.5 billion in 2020 from Won 913.2 billion in 2019, primarily due to an increase in the number of subscribers to ADT CAPS’ CMS products as well as growth in new businesses, including home safety, unmanned parking and converged security services.

•	Information security services revenue increased by 17.2% to Won 301.5 billion in 2020 from Won 257.2 billion in 2019, reflecting growth across all of the principal services provided by Eleven Street.

•

Commerce services: The revenue of the commerce services segment increased by 3.0% to Won 544.8 billion in 2020 from Won 529.1 billion in 2019 due to the increase in commerce platform services revenue, which was partly offset by a decrease in goods revenue.

•

Commerce platform services revenue increased by 4.4% to Won 523.2 billion in 2020 from Won 501.0 billion in 2019, primarily due to the growth in general merchandise volume of 11st, primarily reflecting the general growth of the e-commerce market in Korea, and the resulting increase in third party seller fees earned.

•

Goods revenue decreased by 23.5% to Won 21.5 billion in 2020 from Won 28.1 billion in 2019, primarily reflecting Eleven Street’s continued reduction of its business relating to the sale of directly-sourced merchandise.

•

Platform services: The revenue of the platform services segment decreased by 1.6% to Won 585.4 billion in 2020 from Won 594.8 billion in 2019, primarily due to decreases in platform services revenue and goods revenue, which was partly offset by an increase in other services revenue.

•

Platform services revenue decreased by 6.4% to Won 272.5 billion in 2020 from Won 291.1 billion in 2019, primarily reflecting a decrease in the volume of platform-related services provided by SK Planet, which was partly attributable to the COVID-19 pandemic, and a decrease in the revenue generated by One Store’s mobile application marketplace, which was mainly due to a change in One Store’s accounting policy on recognition of such revenue from a gross basis to a net basis in 2020.

•

Goods revenue decreased by 25.7% to Won 35.5 billion in 2020 from Won 47.8 billion in 2019, primarily due to a decrease in sales of point of sales and other payment terminals by SK M&Service, which was partly attributable to the COVID-19 pandemic.

•

Other services revenue increased by 16.0% to Won 185.4 billion in 2020 from Won 159.8 billion in 2019, primarily reflecting an increase in the sale of SK M&Service’s education services to corporate customers.

•

Others: The revenue of the others segment increased by 34.3% to Won 514.4 billion in 2020 from Won 383.0 billion in 2019, primarily due to increases in revenue of FSK L&S, which was primarily due to an increase in revenue from its logistics business process outsourcing services.

Operating Expense. Operating expense increased by 8.5% to Won 2,962.5 billion in 2020 from Won 2,731.0 billion in 2019, primarily due to a 7.9% increase in labor costs to Won 941.7 billion in 2020 from Won 872.9 billion in 2019, an 11.4% increase in commissions to Won 609.5 billion in 2020 from Won 547.1 billion in 2019, a 12.2% increase in other operating expenses to Won 373.9 billion in 2020 from Won 333.3 billion in 2019 and a 7.8% increase in cost of goods sold to Won 503.2 billion in 2020 from Won 466.9 billion in 2019.

The increase in labor costs was primarily due to the additional personnel on payroll in connection with the expansion of the range of products and services provided by the security and commerce businesses.

The increase in commissions was primarily in connection with an increase in the number of contracts for CMS-based services of ADT CAPS as well as in the general merchandise volume of Eleven Street’s 11st business.

The increase in other operating expenses was primarily due to an increase in supplies and other expenses, which was mainly related to the launch of new security businesses by ADT CAPS.

The increase in cost of goods sold was primarily due to an increase in the volume of physical security products sold by ADT CAPS.

The following sets forth additional information about the segment operating expense with respect to each reportable segment, which do not include certain expenses that are classified as other non-operating expenses under the Special Purpose Framework. For more information on the difference between operating expense pursuant to the Special Purpose Framework and pursuant to IFRS, see “ —Explanatory Note Regarding Presentation of Certain Financial Information under the Special Purpose Framework” and note 5(2) of the notes to Spinco’s combined carve-out financial statements.

•

Security services: The segment operating expense for the security services segment increased by 14.8% to Won 1,204.7 billion in 2020 from Won 1,049.4 billion in 2019, primarily due to an increase in expenses for labor, outsourcing services and components in connection with the launch of new security services in 2020.

•

Commerce services: The segment operating expense for the commerce services segment increased by 3.5% to Won 584.3 billion in 2020 from Won 564.6 billion in 2019, primarily due to increases in marketing expenses in connection with Eleven Street’s efforts to maintain its market share in the highly competitive Korean e-commerce market.

•

Platform services: The segment operating expense for the platform services segment decreased by 5.7% to Won 563.9 billion in 2020 from Won 598.0 billion in 2019, primarily due to a decrease in labor costs related to employee benefits and welfare of SK Planet.

•

Others: The segment operating expense for the others segment increased by 24.2% to Won 574.6 billion in 2020 from Won 462.5 billion in 2019, primarily due to an increase in operating expense of FSK L&S in connection with its increase in revenue as described above.

Operating Profit (Loss). Spinco recorded an operating profit of Won 5.7 billion in 2020 as compared to an operating loss of Won 27.8 billion in 2019, as the increase in operating revenue and other income outpaced the increase in operating expense in 2020.

The following sets forth additional information about the segment operating profit with respect to each reportable segment. Segment operating profit with respect to each reportable segment is based on the Special Purpose Framework and the sum of segment operating profit for all three reportable segments differs from the operating profit presented in accordance with IFRS. For a reconciliation of operating profit presented in accordance with IFRS and operating profit presented in accordance with the Special Purpose Framework, see “— Explanatory Note Regarding Presentation of Certain Financial Information under the Special Purpose Framework” and note 5(2) of the notes to Spinco’s combined carve-out financial statements.

•

Security services: The segment operating profit of the security services segment decreased by 6.3% to Won 113.3 billion in 2020 from Won 120.9 billion in 2019, due to the greater increase in segment operating expense as compared to the increase in segment operating revenue as described above. As a result, the segment operating margin of the security services segment decreased to 7.3% in 2020 from 8.8% in 2019.

•

Commerce services: The segment operating loss of the commerce services segment increased by 11.3% to Won 39.5 billion in 2020 from Won 35.5 billion in 2019, due to the greater increase in segment operating expense as compared to the increase in segment operating revenue as described above. As a result, the segment operating loss margin of the commerce services segment worsened to (7.3)% in 2020 from (6.7)% in 2019.

•

Platform services: The platform services segment had a segment operating profit of Won 21.5 billion in 2020 compared to a segment operating loss of Won 3.1 billion in 2019, due to the greater decrease in segment operating expense as compared to the decrease in segment operating revenue as described above. As a result, the platform services segment had a segment operating profit margin of 3.7% in 2020 compared to a segment operating loss margin of (0.5)% in 2019.

•

Others: The segment operating loss of the others segment decreased by 24.3% to Won 60.2 billion in 2020 from Won 79.5 billion in 2019, due to the greater increase in segment operating revenue as compared to the increase in segment operating expense as described above. As a result, the segment operating loss margin of the others segment improved to (11.7)% in 2020 from (20.8)% in 2019.

Finance Income and Finance Costs. Finance income increased by 368.1% to Won 101.1 billion in 2020 from Won 21.6 billion in 2019, primarily due to a gain on valuation of derivatives of Won 77.2 billion in 2020, which primarily related to an increase in valuation of warrants of Nano-X Imaging Ltd. held by SK Telecom TMT Investment Corp., compared to nil in 2019. The effect of such increase was partially offset by a decrease in interest income to Won 13.9 billion in 2020 from Won 16.1 billion in 2019, which was primarily due to a decrease in interest rates of interest-earning cash equivalents.

Finance costs increased by 69.2% to Won 174.4 billion in 2020 from Won 103.1 billion in 2019, primarily due to the incurrence of other financial fees of Won 44.7 billion in 2020 relating to the disposal of certain securities held for trading of K-net Culture and Contents Venture Fund, and a loss on valuation of derivatives of Won 12.1 billion in 2020 primarily related to certain share subscription rights granted to financial investors of Eleven Street under an equity interest agreement, compared to no such costs incurred in 2019, as well as an increase in interest expense to Won 110.3 billion in 2020 from Won 99.5 billion in 2019, primarily as a result of an increase in the aggregate amount of outstanding borrowings.

Gains Related to Investments in Subsidiaries, Associates and Joint Ventures. Gains related to investments in subsidiaries, associates and joint ventures increased by 129.7% to Won 976.4 billion in 2020 from Won 425.0 billion in 2019, primarily due to an increase in share of profits of SK Hynix to Won 995.1 billion in 2020 from Won 416.2 billion in 2019. Such increase was attributable to a significant increase in SK Hynix’s profit for the year to Won 4,758.9 billion in 2020 from Won 2,009.1 billion in 2019.

The following table sets forth summary consolidated income statement information of SK hynix, including that expressed as a percentage of revenue, for the periods indicated:

	For the year ended December 31,
	2020			2019(1)
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Revenue	~~W~~	31,900.4	100.0%	~~W~~	26,990.7	100.0%
Cost of sales		(21,089.8)	(66.1)		(18,818.8)	(69.7)
Selling and administrative expenses		(5,798.0)	(18.2)		(5,452.7)	(20.2)
Profit before income tax		6,237.0	19.6		2,432.6	9.0
Income tax expense		(1,478.1)	(4.6)		(423.6)	(1.6)
Profit for the year		4,758.9	14.9		2,009.1	7.4

(1)

In the fiscal year beginning on January 1, 2020, SK hynix changed its accounting policy by adopting accounting treatments in accordance with agenda decisions for “Lease Term and Useful Life of Leasehold Improvements” issued by the IFRS Interpretations Committee on December 16, 2019. The adoption of such change in accounting policy has been retrospectively applied as of January 1, 2019 and SK hynix restated its consolidated financial statements as of and for the year ended December 31, 2019. See note 3(26) of the notes to SK hynix’s annual financial statements contained in the SK Telecom 20-F, which is incorporated by reference into this Information Statement.

SK hynix’s revenue increased by 18.2% to Won 31,900.4 billion in 2020 from Won 26,990.7 billion in 2019, primarily due to increases in revenue from NAND flash sales and DRAM sales and, to a lesser extent, other products. Revenue from NAND flash sales increased by 45.4% to Won 7,471.2 billion in 2020 from Won 5,139.6 billion in 2019, primarily due to an increase in the shipment volume of NAND flash memory products reflecting a recovery in demand for such products, and to a much lesser extent, an increase in the average selling price of such products reflecting an increase in the proportion of high-end products that command higher prices (such as those used in SSDs). Revenue from DRAM sales increased by 11.1% to Won 22,536.4 billion in 2020 from Won 20,292.7 billion in 2019, primarily due to an increase in the shipment volume of DRAM resulting from an increase in demand for DRAM server and PC memory products following the increase of remote working arrangements during the COVID-19 pandemic, which was partially offset by a decrease in the average selling price of such products. Revenue from other products increased by 21.5% to Won 1,892.8 billion in 2020 from Won 1,558.5 billion in 2019, primarily due to SK hynix’s efforts to expand its product portfolio into non-memory semiconductors, particularly CMOS image sensors.

SK hynix’s cost of sales increased by 12.1% to 21,089.8 billion in 2020 from Won 18,818.8 billion in 2019, primarily due to increases in (i) depreciation and amortization as a result of the addition of new facilities and (ii) expenses related to raw materials, supplies and consumables, reflecting an increase in shipment volume of DRAM and NAND flash memory products.

SK hynix’s selling and administrative expenses (including research and development expenses) increased by 6.3% to Won 5,798.0 billion in 2020 from Won 5,452.7 billion in 2019, primarily due to increases in (i) research and development expenses (after adjusting for capitalized development cost) reflecting an increase in research and development activities and (ii) salary expenses, primarily due to an increase in accrued payments under employee profit-sharing arrangements as well as an increase in the salary level of SK hynix’s administrative personnel. Such increases were partially offset by a decrease in commission expense, primarily due to SK hynix’s decision to recognize commissions related to lump-sum royalty payments as cost of sales (rather than selling and administrative expenses) starting on January 1, 2020.

SK hynix recognized net finance income of Won 1,347.5 billion in 2020 compared to net finance expenses of Won 283.8 billion in 2019, mainly due to the recognition of net gain on valuation of long-term assets of Won 1,733.7 billion in 2020 compared to net loss on valuation of long-term assets of Won 233.2 billion in 2019. Such fluctuation in valuation of investment assets related primarily to SK hynix’s participation as a member of the Bain Consortium in its purchase of a controlling stake in Kioxia from Toshiba Corporation. See “Business—Investments and Joint Ventures—SK hynix—Strategic Alliances, Investments and Acquisitions.”

SK hynix’s share of loss of equity-accounted investees in 2020 was Won 36.3 billion compared to a share of profit of equity-accounted investees of Won 22.6 billion in 2019. SK hynix’s other income decreased by 3.9% to Won 84.8 billion in 2020 from Won 88.2 billion in 2019, while its other expenses increased by 51.1% to Won 171.6 billion in 2020 from Won 113.6 billion in 2019.

SK hynix’s income tax expense increased by 248.9% to Won 1,478.1 billion in 2020 from Won 423.6 billion in 2019, primarily reflecting a 156.4% increase in profit before income tax to Won 6,237.0 billion in 2020 from Won 2,432.6 billion in 2019. SK hynix’s effective tax rate increased to 23.7% in 2020 from 17.4% in 2019.

Primarily due to the factors described above, SK hynix’s profit for the year increased by 136.9% to Won 4,758.9 billion in 2020 from Won 2,009.1 billion in 2019.

Income Tax. Income tax expense increased by 455.2% to Won 182.1 billion in 2020 from Won 32.8 billion in 2019 primarily due to a 188.0% increase in profit before income tax to Won 908.8 billion in 2020 from Won 315.7 billion in 2019. The effective tax rate in 2020 increased to 20.0% from 10.4% in 2019. The effective tax rates in 2020 and 2019 were lower than the maximum statutory tax rate of 27.5% for both years, primarily due to changes in unrecognized deferred taxes.

Profit for the Year. Principally as a result of the factors discussed above, profit for the year increased by 157.0% to Won 726.7 billion in 2020 from Won 282.9 billion in 2019. Profit for the year as a percentage of operating revenue and other income was 24.5% in 2020 compared to 10.5% in 2019.

2019 Compared to 2018

Operating Revenue and Other Income. Operating revenue and other income increased by 57.5% to Won 2,703.2 billion in 2019 from Won 1,716.5 billion in 2018, due to increases in both operating revenue and other income, as discussed below.

Operating revenue increased by 56.6% to Won 2,677.3 billion in 2019 from Won 1,709.4 billion in 2018, primarily due to increases in security services revenue and commerce services revenue, which were partially offset by a decrease in platform services and others revenue.

Other income increased by 264.8% to Won 25.9 billion in 2019 from Won 7.1 billion in 2018, primarily due to an increase in gain on disposal of property and equipment and intangible assets in 2019, which gain was mainly related to the disposal of land and buildings by SK Planet as described above.

The following sets forth additional information about operating revenues with respect to each reportable segment.

•

Security services: The revenue of the security services segment increased by 525.8% to Won 1,170.3 billion in 2019 from Won 187.0 billion in 2018 due to an increase in physical security services revenue as well as the addition of information security services revenue.

•

Physical security services revenue increased by 388.3% to Won 913.2 billion in 2019 from Won 187.0 billion in 2018, primarily due to inclusion of revenue of Former ADT CAPS for a full year in 2019 compared to a partial year in 2018 following the acquisition of Former ADT CAPS on October 1, 2018.

•

Information security services revenue was Won 257.2 billion in 2019 compared to nil in 2018, as a result of the inclusion of revenue of former SK Infosec starting as of December 27, 2018 upon being acquired by SK Telecom as of such date.

•

Commerce services: The revenue of the commerce services segment decreased by 21.4% to Won 529.1 billion in 2019 from Won 673.2 billion in 2018 due to decreases in commerce platform services revenue and goods revenue.

•

Commerce platform services revenue decreased by 17.7% to Won 501.0 billion in 2019 from Won 608.8 billion in 2018, primarily due to a decrease in general merchandise volume of 11st, primarily due to the continued strategic focus by Eleven Street to optimize and improve the profitability of the 11st business, and the resulting decrease in third party seller fees earned.

•

Goods revenue decreased by 56.4% to Won 28.1 billion in 2019 from Won 64.4 billion in 2018, primarily reflecting Eleven Street’s reduction of its business relating to the sale of directly-sourced merchandise.

•

Platform services: The revenue of the platform services segment decreased by 10.4% to Won 594.8 billion in 2019 from Won 663.8 billion in 2018, primarily due to a decrease in other services revenue, which was partly offset by increases in platform services revenue and others revenue.

•

Other services revenue decreased by 57.2% to Won 159.8 billion in 2019 from Won 373.8 billion in 2018, primarily due to a decrease in revenue from the telemarketing business of SK M&Service as a result of the expiration of contracts with certain corporate customers.

•

Platform services revenue increased by 88.9% to Won 291.1 billion in 2019 from Won 154.1 billion in 2018, primarily reflecting an increase in volume of downloads on One Store’s mobile application marketplace.

•

Others revenue increased by 22.4% to Won 96.2 billion in 2019 from Won 78.6 billion in 2018, primarily due to an increase in the number of new corporate customers to the Benepia business of SK M&Service.

•

Others: The revenue of the others segment increased by 106.6% to Won 383.0 billion in 2019 from Won 185.4 billion in 2018, primarily due to the inclusion of revenue of FSK L&S starting in 2019 following the determination to include it as a consolidated subsidiary rather than accounting for it an associate under the equity method.

Operating Expense. Operating expense increased by 18.9% to Won 2,731.0 billion in 2019 from Won 2,296.8 billion in 2018, primarily due to an 86.9% increase in labor costs to Won 872.9 billion in 2019 from Won 467.0 billion in 2018 and a 145.0% increase in depreciation and amortization expenses to Won 326.8 billion in 2019 from Won 133.4 billion in 2018, partially offset by a 16.9% decrease in commissions to Won 547.1 billion in 2019 from Won 658.7 billion in 2018 and an 8.9% decrease in other operating expenses to Won 333.3 billion in 2019 from Won 365.9 billion in 2018.

The increase in labor costs was primarily due to the additional personnel on payroll in connection with the acquisitions of Former ADT CAPS in October 2018 and former SK Infosec in December 2018.

The increase in depreciation and amortization expenses was primarily due to the recognition of depreciation expenses relating to right-of-use assets following the adoption of IFRS 16, Leases, beginning in 2019, as well as the amortization expenses relating to customer relations of Former ADT CAPS and SK Infosec, which were acquired by SK Telecom in October 2018 and December 2018, respectively.

The decrease in commissions was mainly attributable to the decrease in commissions related to customer retention, financial transactions and partnerships with merchants as a result of a decline in general merchandise volume of Eleven Street’s 11st business.

The decrease in other operating expenses was primarily due to a decrease in impairment loss on property and equipment and intangible assets to Won 23.1 billion in 2019 from Won 227.9 billion in 2018, which amount in 2018 mainly reflected impairment losses recognized on the goodwill and intangible assets of SMC and Shopkick, partly offset by an increase in supplies and other expenses, which was primarily due to an increase in freight costs of FSK L&S.

The following sets forth additional information about the segment operating expense with respect to each reportable segment, which do not include certain expenses that are classified as other non-operating expenses under the Special Purpose Framework. For more information on the difference between operating expense pursuant to the Special Purpose Framework and pursuant to IFRS, see “ —Explanatory Note Regarding Presentation of Certain Financial Information under the Special Purpose Framework” and note 5(2) of the notes to Spinco’s combined carve-out financial statements.

•

Security services: The segment operating expense for the security services segment increased significantly to Won 1,049.4 billion in 2019 from Won 163.6 billion in 2018, primarily due to the inclusion of operating expenses of Former ADT CAPS for a full year in 2019 compared to a partial year in 2018 following the acquisition of Former ADT CAPS in October 2018.

•

Commerce services: The segment operating expense for the commerce services segment decreased by 25.1% to Won 564.6 billion in 2019 from Won 753.5 billion in 2018, primarily due to a decrease in commission expenses associated with the decrease in general merchandise volume of the 11st business.

•

Platform services: The segment operating expense for the platform services and others segment decreased by 26.1% to Won 598.0 billion in 2019 from Won 808.9 billion in 2018, primarily as a result of a decrease in promotional and marketing expenses by SK Planet.

•

Others: The segment operating expense for the others segment increased by 45.2% to Won 462.5 billion in 2019 from Won 318.6 billion in 2018, primarily due to the inclusion of operating expenses of FSK L&S, SK Telecom TMT Investment Corp. and Incross starting in 2019.

Operating Loss. Operating loss decreased by 95.2% to Won 27.8 billion in 2019 from Won 580.3 billion in 2018, as the increase in operating revenue and other income outpaced the increase in operating expense in 2019.

The following sets forth additional information about the segment operating profit with respect to each reportable segment. Segment operating profit with respect to each of reportable segment is based on the Special Purpose Framework and the sum of segment operating profit for all three reportable segments differs from the operating profit presented in accordance with IFRS. For a reconciliation of operating profit presented in accordance with IFRS and operating profit presented in accordance with the Special Purpose Framework, see “—Explanatory Note Regarding Presentation of Certain Financial Information under the Special Purpose Framework” and note 5(2) of the notes to Spinco’s combined carve-out financial statements.

•

Security services: The segment operating profit of the security services segment increased significantly to Won 120.9 billion in 2019 from Won 23.4 billion in 2018, due to the aggregate impact of the acquisitions of Former ADT CAPS and SK Infosec as described above. The segment operating margin of the security services segment decreased to 10.3% in 2019 from 12.5% in 2018.

•

Commerce services: The segment operating loss of the commerce services segment decreased by 55.8% to Won 35.5 billion in 2019 from Won 80.3 billion in 2018, due to the greater decrease in segment operating expense as compared to the decrease in segment operating revenue as described above. As a result, the segment operating loss margin of the commerce services segment improved to (6.7)% in 2019 from (11.9)% in 2018.

•

Platform services: The segment operating loss of the platform services segment decreased by 97.9% to Won 3.1 billion in 2019 from Won 145.1 billion in 2018, due to the significantly greater decrease in segment operating expense as compared to the decrease in segment operating revenue as described above. As a result, the segment operating loss margin of the platform services segment improved to (0.5)% in 2019 from (21.9)% in 2018.

•

Others: The segment operating loss of the others segment decreased by 40.3% to Won 79.5 billion in 2019 from Won 133.2 billion in 2018, due to the greater increase in segment operating revenue as compared to the increase in segment operating expense as described above. As a result, the segment operating loss margin of the others segment improved to (20.8)% in 2019 from (71.8)% in 2018.

Finance Income and Finance Costs. Finance income decreased by 72.9% to Won 21.6 billion in 2019 from Won 79.6 billion in 2018, primarily due to a decrease in gain relating to financial assets at fair value through profit or loss to Won 2.0 billion in 2019 from Won 66.6 billion in 2018, primarily relating to the disposal of 200,000 redeemable convertible preference shares of KRAFTON Co., Ltd. (“Krafton”) in 2018. The effect of such decrease was partially offset by an increase in interest income to Won 16.1 billion in 2019 from Won 11.6 billion in 2018, primarily due to an increase in the average balance of interest-earning cash equivalents and short-term financial instruments as well as the impact of the addition of new consolidated subsidiaries, including SK Infosec, ADT CAPS and FSK L&S.

Finance costs increased by 121.7% to Won 103.1 billion in 2019 from Won 46.5 billion in 2018, primarily due to an increase in interest expense to Won 99.5 billion in 2019 from Won 27.4 billion in 2018, primarily related to the inclusion of interest expenses for long-term borrowings of ADT CAPS for a full year in 2019 compared to a partial year in 2018, which was partially offset by a decrease in loss relating to financial assets at fair value through profit or loss to Won 0.3 billion in 2019 from Won 12.2 billion in 2018, primarily relating to the disposal of interests in a certain real estate fund in August 2018.

Gains (Losses) Related to Investments in Subsidiaries, Associates and Joint Ventures. Gains related to investments in subsidiaries, associates and joint ventures decreased by 86.8% to Won 425.0 billion in 2019 from Won 3,215.3 billion in 2018, primarily due to a decrease in share of profits of SK Hynix to Won 416.2 billion in 2019 from Won 3,238.1 billion in 2018. Such decrease was primarily due to a significant decrease in SK Hynix’s profit for the year to Won 2,009.1 billion in 2019 from Won 15,540.0 billion in 2018.

The following table sets forth summary consolidated income statement information of SK hynix, including that expressed as a percentage of revenue, for the periods indicated:

	For the year ended December 31,
	2019(1)			2018
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(in billions of Won, except percentages)
Revenue	~~W~~	26,990.7	100.0%	~~W~~	40,445.1	100.0%
Cost of sales		(18,818.8)	(69.7)		(15,180.8)	(37.5)
Selling and administrative expenses		(5,452.7)	(20.2)		(4,420.5)	(10.9)
Profit before income tax		2,432.6	9.0		21,341.0	52.8
Income tax expense		(423.6)	(1.6)		(5,801.0)	(14.3)
Profit for the year		2,009.1	7.4		15,540.0	38.4

(1)

In the fiscal year beginning on January 1, 2020, SK hynix changed its accounting policy by adopting accounting treatments in accordance with agenda decisions for “Lease Term and Useful Life of Leasehold Improvements” issued by the IFRS Interpretations Committee on December 16, 2019. The adoption of such change in accounting policy has been retrospectively applied as of January 1, 2019 and SK hynix restated its consolidated financial statements as of and for the year ended December 31, 2019. See note 3(26) of the notes to SK hynix’s annual financial statements contained in the SK Telecom 20-F, which is incorporated by reference into this Information Statement.

SK hynix’s revenue decreased by 33.3% to Won 26,990.7 billion in 2019 from Won 40,445.1 billion in 2018, primarily due to decreases in revenue from DRAM sales and, to a lesser extent, NAND flash sales, the aggregate impact of which was offset in small part by an increase in revenue from SK hynix’s miscellaneous products. Revenue from DRAM sales decreased by 37.3% to Won 20,292.7 billion in 2019 from Won 32,370.9 billion in 2018, primarily due to a significant decrease in the average selling price of DRAM. Revenue from NAND flash sales decreased by 30.7% to Won 5,139.6 billion in 2019 from Won 7,420.9 billion in 2018, primarily due to a significant decrease in the average selling price of NAND flash memory products. The decreases in the average selling price of DRAM and NAND flash memory products reflected excess capacity in the memory semiconductor industry during weak global economic conditions. Revenue from other products increased by 138.6% to Won 1,558.5 billion in 2019 from Won 653.3 billion in 2018, primarily due to the consolidation of external revenue of Happynarae Co., Ltd., which engages in the business of supplying miscellaneous items such as office supplies and equipment to member companies of the SK Group and other enterprises in Korea, starting in December 2018 as well as SK hynix’s efforts to expand its product portfolio into non-memory semiconductors, particularly CMOS image sensors.

SK hynix’s cost of sales increased by 24.0% to Won 18,818.8 billion in 2019 from Won 15,180.8 billion in 2018, primarily due to increases in (i) depreciation and amortization as a result of the addition of new facilities and (ii) expenses related to raw materials, supplies and consumables, reflecting an increase in shipment volume of DRAM and NAND flash memory products.

SK hynix’s selling and administrative expenses (including research and development expenses) increased by 23.4% to Won 5,452.7 billion in 2019 from Won 4,420.5 billion in 2018 primarily due to increases in (i) research and development expenses (after adjusting for capitalized development cost) reflecting an increase in research and development activities, (ii) amortization expenses, primarily due to an increase in amortization of capitalized development costs related to DRAM and NAND flash production technologies, (iii) commission expenses related to patent licenses and usage of the SK brand, and (iv) depreciation expenses, primarily due to an increase in investments in new equipment. Such increases were partially offset by a decrease in salaries, primarily due to a decrease in bonus payments.

SK hynix recognized net finance expenses of Won 283.8 billion in 2019 compared to net finance income of Won 549.9 billion in 2018, mainly due to the recognition of net loss on valuation of long-term assets of Won 233.2 billion in 2019 compared to net gain on valuation of long-term assets of Won 181.2 billion in 2018. Such fluctuation in valuation of investment assets related primarily to SK hynix’s participation as a member of the Bain Consortium in its purchase of a controlling stake in Kioxia from Toshiba Corporation. See “Business—Investments and Joint Ventures—SK hynix—Strategic Alliances, Investments and Acquisitions.” SK hynix’s share of profit of equity-accounted investees increased by 73.8% to Won 22.6 billion in 2019 from Won 13.0 billion in 2018. SK hynix’s other income decreased by 21.8% to Won 88.2 billion in 2019 from Won 112.8 billion in 2018, while its other expenses decreased by 36.3% to Won 113.6 billion in 2019 from Won 178.4 billion in 2018.

SK hynix’s income tax expense decreased by 92.7% to Won 423.6 billion in 2019 from Won 5,801.0 billion in 2018, primarily reflecting an 88.6% decrease in profit before income tax to Won 2,432.6 billion in 2019 from Won 21,341.0 billion in 2018. SK hynix’s effective tax rate decreased to 17.4% in 2019 from 27.2% in 2018.

Primarily due to the factors described above, SK hynix’s profit for the year decreased by 87.1% to Won 2,009.1 billion in 2019 from Won 15,540.0 billion in 2018.

Income Tax. Income tax expense decreased by 94.6% to Won 32.8 billion in 2019 from Won 602.4 billion in 2018 primarily due to a 88.2% decrease in profit before income tax to Won 315.7 billion in 2019 from Won 2,668.1 billion in 2018. The effective tax rate in 2019 decreased to 10.4% from 22.6% in 2018. The effective tax rates in 2019 and 2018 were lower than the maximum statutory tax rate of 27.5% for both years, primarily due to changes in unrecognized deferred taxes.

Profit for the Year. Principally as a result of the factors discussed above, profit for the year decreased by 86.3% to Won 282.9 billion in 2019 from Won 2,065.7 billion in 2018. Profit for the year as a percentage of operating revenue and other income was 10.5% in 2019 compared to 120.3% in 2018.

Liquidity

Spinco had a working capital surplus (current assets in excess of current liabilities) of Won 947.2 billion as of December 31, 2020 and Won 1,003.0 billion as of December 31, 2019. The decrease in working capital as of December 31, 2020 compared to December 31, 2019 was primarily attributable to an increase in accounts payable – other, which mainly resulted from an increase in the value of non-controlling interests in K-net Culture and Contents Venture Fund, which is recognized as part of Spinco’s accounts payable – other. It is expected that Spinco will fund its current liabilities with the cash flow generated by its operations, proceeds from the disposal of investment securities and proceeds from additional borrowings, as necessary.

Spinco had cash and cash equivalents, short-term financial instruments and short-term investment securities of Won 1,705.9 billion as of December 31, 2020 and Won 1,494.7 billion as of December 31, 2019. Spinco had outstanding short-term borrowings of Won 47.0 billion as of December 31, 2020 and 20.0 billion as of December 31, 2019.

Cash flows from operating activities and debt financing have been Spinco’s principal sources of liquidity. Spinco had cash and cash equivalents of Won 628.5 billion as of December 31, 2020 and Won 847.8 billion as of December 31, 2019. SK Telecom believes that Spinco will have a variety of alternatives available to satisfy its financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year ended December 31,						Change
	2020		2019		2018		2019 to 2020			2018 to 2019
	(in billions of Won, except percentages)
Net cash provided by (used in) operating activities	~~W~~	506.8	~~W~~	254.6	~~W~~	(348.7)	~~W~~	252.2	99.1%	~~W~~	603.3	N.A.
Net cash used in investing activities		(746.9)		(334.4)		(845.4)		(412.5)	123.4		511.0	(60.4)%
Net cash provided by financing activities		34.2		47.9		1,362.2		(13.7)	(28.6)		(1,314.3)	(96.5)
Net increase (decrease) in cash and cash equivalents		(205.9)		(32.0)		168.2		(173.9)	543.4		(200.2)	N.A.
Effects of exchange rate changes on cash and cash equivalents		(13.5)		(4.1)		2.7		(9.4)	229.3		(6.8)	N.A.
Cash and cash equivalents at beginning of the year		847.8		883.9		713.0		(36.1)	(4.1)		170.9	24.0
Cash and cash equivalents at end of the year		628.5		847.8		883.9		(219.3)	(25.9)		(36.1)	(4.1)

N.A. = Not available

Cash Flows from Operating Activities. Net cash provided by (used in) operating activities was Won 506.8 billion in 2020, Won 254.6 billion in 2019 and Won (348.7) billion in 2018. Net cash provided by operating activities in 2020 increased by 99.1% from 2019 primarily due to an increase in net cash generated from operating activities to Won 498.2 billion in 2020 from Won 137.5 billion in 2019, which was partially offset by a decrease in cash inflows relating to dividends received to Won 146.1 billion in 2020 from Won 222.8 billion in 2019. The increase in net cash generated from operating activities was mainly attributable to cash inflow of Won 114.0 billion related to an increase in accounts payable – other in 2020 compared to cash outflow of Won 35.3 billion in 2019 and an increase in cash inflow related to changes in accounts receivable – trade to Won 122.0 billion in 2020 from Won 16.8 billion in 2019.

The net cash inflow from operating activities in 2019 compared to the net cash outflow from operating activities in 2018 was primarily due to positive net cash generated from operating activities of Won 137.5 billion in 2019 compared to negative cash generated from operating activities of Won 467.5 billion in 2018, which was partially offset by an increase in cash outflows relating to interest paid to Won 100.8 billion in 2019 from Won 21.6 billion in 2018. The positive net cash generated from operating activities in 2019 compared to the negative net cash generated from operating activities in 2018 was mainly attributable to a decrease in operating loss from 2018 to 2019 as described above, as well as a decrease in cash outflow related to changes in accounts receivable – other to Won 73.3 billion in 2019 from Won 209.6 billion in 2018 and a decrease in cash outflow related to changes in accounts payable – other to Won 35.3 billion in 2019 from Won 134.5 billion in 2018.

Cash Flows from Investing Activities. Net cash used in investing activities was Won 746.9 billion in 2020, Won 334.4 billion in 2019 and Won 845.4 billion in 2018. Cash inflows from investing activities were Won 49.4 billion in 2020, Won 130.6 billion in 2019 and Won 235.3 billion in 2018. Cash inflows in 2020 were primarily attributable to proceeds from disposals of long-term investment securities of Won 34.9 billion, primarily in connection with the disposal of shares in Koreacenter Co., Ltd. by Eleven Street. Cash inflows in 2019 were primarily attributable to a decrease in short-term financial instruments, net of Won 108.7 billion, which was mainly related to disposals of short-term financial instruments by Eleven Street and SK Planet. Cash inflows in 2018 were primarily attributable to proceeds from disposals of long-term investment securities of Won 182.1 billion, primarily in connection with the disposal of redeemable convertible preferred shares of Krafton for Won 130.0 billion in cash, as well as net cash inflows from business combinations of Won 30.8 billion related to the acquisition of SK Infosec in December 2018.

Cash outflows for investing activities were Won 796.2 billion in 2020, Won 465.0 billion in 2019 and Won 1,080.6 billion in 2018. Cash outflows in 2020 were primarily attributable to an increase in short-term financial instruments, net of Won 405.7 billion, mainly related to acquisitions of short-term financial instruments by Eleven Street and One Store, and expenditures on acquisitions of property and equipment of Won 268.4 billion, primarily by ADT CAPS. Cash outflows in 2019 were primarily attributable to expenditures on acquisitions of property and equipment of Won 238.4 billion, primarily by ADT CAPS, and acquisitions of investments in associates and joint ventures of Won 106.7 billion, which was primarily in connection with the equity investment in Content Wavve in September 2019. Cash outflows in 2018 were primarily attributable to cash outflows for business combinations of Won 756.9 billion, primarily in connection with the acquisition of LSH and its subsidiaries in October 2018, and an increase in short-term financial instruments, net of Won 181.7 billion, mainly related to acquisitions of short-term financial instruments by ADT CAPS and SK Planet.

Cash Flows from Financing Activities. Net cash provided by financing activities was Won 34.2 billion in 2020, Won 47.9 billion in 2019 and Won 1,362.2 billion in 2018. Cash inflows from financing activities were Won 1,974.2 billion in 2020, Won 176.9 billion in 2019 and Won 3,216.8 billion in 2018. Such inflows were primarily driven by proceeds from long-term borrowings, which provided cash of Won 1,934.9 billion in 2020 and Won 1,870.3 billion in 2018, net contribution from SK Telecom, which provided cash of Won 10.9 billion in 2020, Won 75.5 billion in 2019 and Won 846.6 billion in 2018, and transactions with non-controlling shareholders, which provided cash of Won 1.4 billion in 2020, Won 101.4 billion in 2019, primarily in connection with the issuance of convertible preferred shares of One Store, and Won 499.9 billion in 2018, primarily in connection with the issuance of redeemable convertible preferred shares by Eleven Street.

Cash outflows for financing activities were Won 1,940.0 billion in 2020, Won 129.0 billion in 2019 and Won 1,854.6 billion in 2018. Cash outflows for financing activities included repayments of long-term borrowings, repayments of lease liabilities, transactions with non-controlling shareholders and repayments of short-term borrowings, among other items. Repayments of long-term borrowings were Won 1,900.0 billion in 2020, Won 40.0 billion in 2019 and Won 1,738.6 billion in 2018. Repayments of lease liabilities were Won 22.7 billion in 2020 and Won 19.2 billion in 2019. Cash outflows from transactions with non-controlling shareholders were Won 6.5 billion in 2020, Won 39.3 billion in 2019 and Won 76.8 billion in 2018. Repayments of short-term borrowings were Won 30.5 billion in 2019 and Won 39.1 billion in 2018.

As of December 31, 2020, Spinco had total long term debt (excluding current portion) outstanding of Won 1,959.1 billion, which included bank and institutional borrowings in the amount of Won 1,935.7 billion and debentures in the amount of Won 23.5 billion. As of December 31, 2019, Spinco had total long-term debt (excluding current portion) outstanding of Won 1,889.4 billion, which included bank and institutional borrowings in the amount of Won 1,877.7 billion and debentures in the amount of Won 11.6 billion. For a description of long-term debt, see note 18 of the notes to Spinco’s combined carve-out financial statements.

Capital Requirements

For the years ended December 31, 2020, 2019 and 2018, capital expenditures, repayment of outstanding debt and investments in next-generation growth businesses, including security, commerce and other new ICT businesses, have represented Spinco’s most significant use of funds.

To fund Spinco’s scheduled debt repayment and planned capital expenditures over the next several years, it is expected that it will rely primarily on cash flows from operating activities, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. SK Telecom believes that these sources will be sufficient to fund Spinco’s planned capital expenditures for 2021. Spinco’s ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Spinco’s failure to make needed expenditures would adversely affect its ability to sustain the growth of its businesses and provide quality products and services and, consequently, its results of operations.

Capital Expenditures. Spinco’s capital expenditures in 2020, 2019 and 2018 were Won 268.4 billion, Won 238.4 billion and Won 78.5 billion, respectively. Such amounts primarily related to expenditures by ADT CAPS on the installation and purchase of equipment and components, including cameras and sensors, for its CMS-based services. It is expected that Spinco will spend a similar amount for capital expenditures in 2021 compared to 2020 for a range of projects, including investments in data infrastructure and funding for mid- to long-term research and development projects, as well as initiatives related to ongoing businesses in the ordinary course. Spinco may increase, reduce or suspend its planned capital expenditures for 2021 or change the timing and area of its capital expenditure spending in response to market conditions or for other reasons. Spinco may also make additional capital expenditure investments as opportunities arise. Accordingly, Spinco expects to periodically review the amount of its capital expenditures and may make adjustments based on the current progress of capital expenditure projects and market conditions. No assurance can be given that Spinco will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to Spinco, or at all.

Repayment of Outstanding Debt. As of December 31, 2020, Spinco’s principal repayment obligations with respect to long-term borrowings, bonds and short-term borrowings outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
	(in billions of Won)
2021	~~W~~	47.0
2022		—
2023		24.8
2024 and thereafter		1,951.2

Investments in New Growth Businesses. In recent years, SK Telecom made various investments in a range of new growth businesses, certain of which comprise the Spin-off Businesses and will be transferred to Spinco in the Spin-off. See “Risk Factors—Risks Relating to Spinco—Risks Relating to Spinco’s Businesses—Spinco may fail to successfully complete, integrate or realize the anticipated benefits of its new acquisitions, joint ventures or other strategic alternatives or corporate reorganizations, including the Spin-off, and such transactions may negatively impact its business.” and “Business.”

Following the Spin-off, Spinco may make investments in other businesses, in Korea or abroad, where it perceives attractive opportunities for investment. From time to time, Spinco may also dispose of existing investments when it believes that doing so would be in its best interest.

Severance Payments. The defined benefit obligation, which is the total accrued and unpaid retirement and severance benefits for employees, as of December 31, 2020 was Won 124.0 billion. This amount was reflected in Spinco’s combined carve-out financial statements as a liability, which is net of deposits with financial institutions totaling Won 169.5 billion to fund a portion of the employees’ severance indemnities.

Also see “Business—Employees” and note 20 of the notes to Spinco’s combined carve-out financial statements.

Market Risks

Market risk is the risk of loss related to adverse changes in market prices, including foreign exchange risk and interest rate risk. Upon its establishment, Spinco’s overall risk management program is expected to focus on the unpredictability of financial markets and seeks to minimize potential adverse effects on Spinco’s financial performance. Risk management will be carried out by Spinco’s corporate finance division in accordance with policies approved by the board of directors. Spinco’s corporate finance division will identify, evaluate and hedge financial risks in close cooperation with the risk management units of the Spin-off Portfolio Companies. Spinco’s board of directors may provide written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity.

Exchange Rate Risk

Korea is Spinco’s main market and, therefore, substantially all of its cash flow will be denominated in Won. The foreign exchange risk of Spinco primarily arises from revenue and expenses of its global operations. In addition, Spinco is also exposed to foreign exchange risk related to foreign currency denominated liabilities. From time to time, Spinco uses derivative instruments to partially hedge its foreign exchange risk. A 10.0% increase in the exchange rate between the Won and all foreign currencies would result in an increase in Spinco’s profit before income tax of Won 5.0 billion, with a decrease of 10.0% in the exchange rate having the opposite effect, as of December 31, 2020. For a further discussion of Spinco’s exchange rate risk exposures, see note 29(1) of the notes to Spinco’s combined carve-out financial statements.

Interest Rate Risk

Interest rate risk is defined as the risk that the interest expenses arising from borrowings will fluctuate because of changes in future market interest rates. Spinco is exposed to interest rate risk on its existing floating rate borrowings and on additional debt financings that Spinco may periodically undertake for various reasons, including capital expenditures and refinancing of Spinco’s existing borrowings. A rise in interest rates will increase the cost of its existing variable rate borrowings.

A 1.0% point increase in interest rates would result in a decrease in Spinco’s profit before income tax of Won 0.5 billion with a 1.0% point decrease in interest rates having the opposite effect, as of December 31, 2020. For a further discussion of Spinco’s interest rate risk exposures, see note 29(1) of the notes to Spinco’s combined carve-out financial statements.

See also note 6(1) of the notes to SK hynix’s annual financial statements contained in the SK Telecom 20-F, which is incorporated by reference into this Information Statement, for a discussion of SK hynix’s market risk exposures.

Inflation

SK Telecom does not consider inflation in Korea to have had a material impact on Spinco’s results of operations on a carve-out basis in recent years. According to the Korean Statistical Information Service, annual inflation in Korea was 0.5% in 2020, 0.4% in 2019 and 1.5% in 2018.

BUSINESS

Overview

Following the Spin-off, Spinco will primarily engage in the business of managing its equity interests in the Spin-off Portfolio Companies and making new investments. Spinco will be a leading new ICT company in Korea and one of the flagship companies of the SK Group. Leveraging on the advanced technological capabilities of its subsidiaries as well as some of the best-recognized brands in Korea, Spinco will offer innovative products and services to customers that aim to satisfy their evolving needs in an increasingly hyper-connected society characterized by rapid technological changes and digital convergence.

Spinco will operate in the following four business segments:

•

Security Services. Spinco will provide a variety of physical and information security products and services through ADT CAPS, a comprehensive security service provider and one of the leading security companies in Korea.

•	Commerce Services. Through Eleven Street, Spinco will operate “11st,” an online open marketplace that offers a wide range of products through an online and mobile platform.

•

Platform Services. Spinco will operate ONE Store, a mobile application market place, through One Store and a number of online marketing platform services and other business solutions through SK Planet.

•

Others. Spinco will also hold interests in a variety of other Spin-off Portfolio Companies engaged in various new ICT and other businesses, including logistics, online music streaming and mobility businesses.

Spinco will also hold interests in several investments and joint ventures, including a 20.1% interest in SK hynix, one of the world’s largest memory-chip makers by revenue, and a 36.4% interest in Content Wavve, a joint venture among SK Telecom and the three major terrestrial broadcasters in Korea that operates the mobile OTT service “wavve.”

SK Telecom believes that Spinco’s diversified portfolio of products, services and investments will help mitigate the effects of cyclicality and volatility in its financial and operational performance, and enable Spinco to gain a greater insight on, and respond more effectively to, rapidly evolving customer preferences across various industries. Spinco will also pursue various opportunities with other member companies of the SK Group, one of the largest business groups in Korea, to realize synergies and achieve significant economies of scale. In addition, SK Telecom has entered, and Spinco plans to seek opportunities to enter, into strategic alliances with global leaders in the industries in which the Spin-off Portfolio Companies operate, such as the taxi-hailing service operated by UT LLC, a joint venture formed in April 2021 between T Map Mobility and Uber, and the potential partnership between Eleven Street and Amazon.

Spinco will be newly established by SK Telecom as a corporation with limited liability organized under the laws of Korea pursuant to the Spin-off. Its principal executive offices will be located at SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul 04539, Korea.

Business Segments

The following table provides a breakdown of Spinco’s revenue by business segment for the periods indicated, net of consolidation adjustments:

	For the year ended December 31,
	2020			2019			2018
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(in billions of Won, except percentages)
Security Services Revenue
Physical Security Services	~~W~~	1,016.5	34.3%	~~W~~	913.2	34.1%	~~W~~	187.0	10.9%
Information Security Services		301.5	10.2		257.2	9.6		—	—

Total Security Services Revenue		1,318.0	44.5		1,170.3	43.7		187.0	10.9

Commerce Services Revenue
Goods		21.5	0.7		28.1	1.1		64.4	3.8
Commerce Platform Services		523.2	17.7		501.0	18.7		608.8	35.6

Total Commerce Services Revenue		544.8	18.4		529.1	19.8		673.2	39.4

Platform Services Revenue
Goods		35.5	1.2		47.8	1.8		57.3	3.4
Commerce Platform Services		272.5	9.2		291.1	10.9		154.1	9.0
Other Services		185.4	6.3		159.8	6.0		373.8	21.9
Others		92.0	3.1		96.2	3.6		78.6	4.6

Total Platform Services Revenue		585.4	19.8		594.8	22.2		663.8	38.8

Others Revenue		514.4	17.4		383.0	14.3		185.4	10.8

Total Revenue		2,962.6	100.0		2,677.3	100.0		1,709.4	100.0

Security Services Segment

Spinco’s security services segment will consist of the physical security business and information security business operated by ADT CAPS, which is currently a consolidated subsidiary of SK Telecom in which SK Telecom holds approximately a 62.6% equity interest. In 2020, 2019 and 2018, revenue from the security services segment was Won 1,318.0 billion, Won 1,170.3 billion and Won 187.0 billion, respectively, representing 44.5%, 43.7% and 10.9%, respectively, of Spinco’s revenue on a combined carve-out basis.

SK Telecom acquired a 55.0% interest in LSH, which owned 100% of Former ADT CAPS, a leading Korean physical security service company, and two sister companies, CAPSTEC Co., Ltd. and ADT SECURITY Co., Ltd. (which subsequently merged with and into Former ADT CAPS), for Won 697 billion in October 2018. In December 2018, SK Telecom acquired a 100% interest in SK Infosec, Korea’s leading information security company, in a share exchange transaction pursuant to which it issued 1,260,668 treasury shares with an aggregate book value of Won 281 billion in exchange for all of the outstanding common shares of SK Infosec from SK Inc., SK Telecom’s largest shareholder. In December 2018, SK Telecom merged NSOK, which became its consolidated subsidiary in 2014 and provided residential and small business security and other related alarm monitoring services, with and into Former ADT CAPS. In July 2020, Former ADT CAPS acquired the security equipment construction and security services business of SK hystec inc. for approximately Won 8 billion. SK Telecom subsequently merged LSH with and into SK Infosec in December 2020 and Former ADT CAPS with and into SK Infosec in March 2021, and the surviving entity, SK Infosec, changed its name to ADT CAPS.

Products and Services

Physical Security

Unmanned and Machine-Based Security. ADT CAPS provides a variety of physical security services utilizing its flagship unmanned surveillance and dispatch platform called the CMS, which are tailored for residential and commercial needs and operate through a centralized monitoring system that provides offsite surveillance through cameras, sensors and emergency alarms. Upon detecting any suspicious activity through such system or upon request, security personnel is dispatched to the relevant subscriber location to provide further onsite manned security or appropriate information is relayed to local police or fire departments. As of December 31, 2020, based on the number of contracts, there were approximately 700,000 subscribers to ADT CAPS’ CMS-based services, which include residential customers and business customers including small- and medium-sized businesses, such as small or home offices and restaurants, factories, public and governmental offices and banks.

In addition to CMS-based services, ADT CAPS provides a variety of machine-based security products related to access control based on identification cards or fingerprint or facial recognition technologies, as well as customizable employee attendance management and drinking water management systems. In response to the COVID-19 pandemic, ADT CAPS integrated disease preventive measures by adding thermometer and mask recognition functions to its access control products with the launch of “CAPS Smart Check” and “CAPS Smart Walk-In” in 2020. ADT CAPS also offers its “CAPS View Guard” video security systems, which utilize high-definition closed-circuit television (“CCTV”) cameras and other equipment with video storage and anti-hacking encryption capabilities.

Manned Security. ADT CAPS provides manned security services through which security personnel are stationed at service areas to provide patrol, access control and other security services and protect the service areas and persons from various risks including crime, fire and other disasters. Customers of such manned security services primarily include apartment complexes, universities and business facilities.

Facility Management and Security System Integration. ADT CAPS provides facility management and security system integration services through which ADT CAPS analyzes the customer’s facilities, such as buildings, factories and schools, to assess their security requirements and provides comprehensive security solutions that include the installation, operation and maintenance of the appropriate security equipment and systems.

Other. ADT CAPS offers a range of other physical security products and services. For example, ADT CAPS operates a parking management and security solutions business in collaboration with T Map Mobility. See “—Others — Mobility Business” below. Furthermore, in response to the COVID-19 pandemic, ADT CAPS launched a range of services in 2020 related to disease preventive measures, such as “CAPS Cleancare,” a disinfection and extermination service.

Information Security

Information Security Consulting. ADT CAPS provides information security consulting services to business customers through which it analyzes the business environment, level of security and vulnerabilities of the customer and establishes the optimal information security system and its development plan, in addition to offering information security certifications and information protection compliance guides to assist the customer in its compliance with laws related to information and personal data protection.

Managed Security Services. ADT CAPS provides managed security services by dispatching security experts to work in-house at the customer’s business premises to monitor and operate the customer’s information security system and detect and respond to cybersecurity threats. ADT CAPS also provides remote managed security services through its Secudium Center, its security operations center that concentrates its efforts on cybersecurity event analysis and threat detection. ADT CAPS also provides “Cyber Guard” services, which are customizable information security service packages catered to the needs of small to medium-size enterprises, as well as cloud security services. Such services are based on ADT CAPS’ “Secudium” platform, which is a data management platform that collects, analyzes and manages data and serves as the foundation for ADT CAPS’ information security services.

Information Security Solutions and System Integration. ADT CAPS provides information security solutions and system integration services through which it supplies, installs and maintains information security equipment and solutions. ADT CAPS targets customers from the new ICT industry to which information security is critical, such as online banks and cryptocurrency exchanges.

Converged Security

ADT CAPS continues to seek ways to utilize the synergies created as a result of the integration of the physical security business of Former ADT CAPS and the information security business of former SK Infosec and take advantage of new business opportunities created by the increasing demand for converged security that combines the two areas of security. For example, ADT CAPS has applied its AI technologies and information security capabilities to its representative unmanned security services to prevent hacking during data transmission. ADT CAPS also provides “Secudium IoT,” a converged digital security service that combines information, physical and operational technology security services into a single platform, as well as operational technology and industrial control systems services, which is a comprehensive package of services built to prevent and respond to both physical and information security breaches for manufacturing facilities.

Marketing and Sales and Distribution

ADT CAPS primarily offers its portfolio of products and services under the “CAPS” and “infosec” brands, which are among the most recognized and trusted brands in the physical security and information security industries in Korea, respectively. The strength of such brands is built upon a long-standing record of providing high-quality and reliable security services, superior customer care and industry-leading experience and knowledge.

ADT CAPS markets its physical security services and provides after-sales service support to customers through more than 100 branch offices located throughout Korea as well as a network of authorized dealers. Authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer. In addition, SK Telecom’s direct retail stores and authorized dealers for wireless telecommunications services market ADT CAPS’ security services, such as “T Safe Security” and “T Safe Home Security,” which are CMS-based video surveillance and security guard dispatch services offered exclusively to subscribers of SK Telecom’s wireless services. SK Telecom and ADT CAPS also offer bundle-based discounted rate plans such as “T&CAPS” and “B&CAPS,” which bundle SK Telecom’s wireless service and broadband Internet service, respectively, with ADT CAPS’ physical security service.

Sales of information security services are generally made through private contracts or competitive bidding processes, which are typically handled by ADT CAPS’ in-house sales teams and business project managers. Sales teams that have secured contracts with business clients remain the primary contacts for all aspects of the client’s needs, including further installation and follow-up service. Certain information security products are distributed through vendors of security solutions that resell such products to end customers. ADT CAPS also operates an information technology service desk and call center to provide after-sales service support.

Contract Terms

ADT CAPS’ unmanned and machine-based security services, including CMS-based services, and manned services are generally governed by multi-year contracts that provide recurring monthly revenue. With respect to unmanned and machine-based security services, ADT CAPS pays for the initial installation costs associated with equipment, materials and labor, and the customer is obligated to make monthly payments during the contract term. The standard contract term for CMS-based services is three years. If a customer cancels or is otherwise in default under the contract prior to the end of the initial contract term, ADT CAPS has the right under the contract to receive a termination payment from the customer in an amount equal to a designated percentage of all remaining monthly payments. Facility management and security solutions integration services are generally billed one-time after the completion of the installation of the security system, with monthly installment payments over a three-year period available in certain cases. The terms and conditions of contracts for ADT CAPS’ information security services generally vary from contract to contract.

Suppliers

ADT CAPS purchases equipment and components of its security products as well as software from a limited number of suppliers and distributors. Inventory is held at its distribution centers at levels it believes are sufficient to meet current and anticipated customer needs. ADT CAPS also maintains inventory of equipment and components at each branch office and in technicians’ vehicles. Generally, third-party distributors maintain a minimum stocking level of certain key items to cover supply chain disruptions. ADT CAPS also utilizes multi-sourcing methods to minimize the risk of a disruption from any single supplier. Additionally, ADT CAPS relies on various information technology and telecommunications service providers as part of the functionality and monitoring of security systems.

Commerce Services Segment

Spinco’s commerce services segment will consist of its 80.3% equity interest in Eleven Street. Eleven Street operates “11st,” a leading online marketplace and commerce portal based in Korea. Eleven Street aims to provide a seamless, one-stop shopping experience to its users by enabling them to conveniently search and pay for items from a broad selection offered by both online retailers and traditional offline stores. Eleven Street partners with a wide range of retailers, ranging from established online shopping malls of large retailers to small businesses, and display their goods and services on 11st. Eleven Street users are able to conveniently search for items by typing in a keyword in its search box or by browsing 11st’s broad range of product categories. 11st enables its shoppers to use filters and conveniently compare products based on price, product features and other criteria, and makes AI-based product recommendations based on a user’s gender, age, real-time clicks and purchasing cycles and patterns.

Instead of linking the marketplace to the sellers’ own websites, Eleven Street stores the database of its goods and services in its own servers, which enables Eleven Street to keep a vast array of records of users’ purchasing patterns and preferences as well as enhance their shopping experience with a standardized online retail format and a variety of convenient purchase settlement options, including through SK Pay. Eleven Street generates revenue primarily from (i) search and display advertising products and services offered on 11st, (ii) commissions from purchases made by its customers on 11st and (iii) commissions from sales of mobile e-coupons of its merchants. Eleven Street also generates a limited amount of revenue from sales of merchandise sourced directly by it. In 2020, 2019 and 2018, revenue from the commerce services segment was Won 544.8 billion, Won 529.1 billion and Won 673.2 billion, respectively, representing 18.4%, 19.8% and 39.4%, respectively, of Spinco’s revenue on a combined carve-out basis.

As of December 31, 2020, 11st was the second-largest commerce platform in terms of the total number of unique visitors to its mobile and desktop versions, according to Nielsen Koreanclick. The mobile version of 11st, which has grown significantly in recent years, accounted for 67.5% of its annual gross merchandise volume in 2020, which represents the total annual monetary value of customer purchases of goods and services, net of estimated refunds. Eleven Street intends to continue its efforts to increase usage of the mobile version of 11st as well as enhance the convenience of 11st online marketplace and commerce portal. As part of such efforts, Eleven Street plans to pursue the following strategies:

•	reinforce its business fundamentals by improving the user interface and user experience of 11st, including investing in enhancing its search capabilities;

•	further enhance the competitiveness of 11st through differentiated product offerings as well as offerings of engaging digital contents and other value-added services;

•	pursue technology-based innovations by leveraging advanced technologies and know-how of the member companies of the SK Group; and

•	pursue business opportunities and synergies with the member companies of the SK Group.

As part of its efforts to differentiate its product offerings, Eleven Street is currently in discussions with Amazon regarding a potential partnership through which Korean customers would be able to purchase a wide range of products available on the “Amazon Global Store” through 11st.

Eleven Street was spun-off from SK Planet, a subsidiary of SK Telecom, to become a direct subsidiary of SK Telecom in September 2018. In connection with such spin-off, Eleven Street received a Won 500 billion equity investment in the form of redeemable convertible preferred shares from a group of financial investors led by H&Q Korea Partners, LLC, pursuant to which such financial investors held an 18.2% equity interest in Eleven Street as of December 31, 2020. Under the shareholders agreement with such investors, SK Telecom (and following the Spin-off, Spinco) is obligated to guarantee a dividend of at least 1% per annum of the issue price of the preferred shares to such investors by the earlier of the date on which Eleven Street is publicly listed or the end of the applicable listing period, and the present value of such obligatory minimum dividends amounting to Won 14.3 billion was recognized as financial liabilities as of December 31, 2020 in Spinco’s combined carve-out financial statements.

Goods and Services

Merchandise offered on 11st are organized under a broad range of product categories including brand fashion, trend fashion, beauty, groceries, sports and leisure, baby goods, furniture and interior design, lifestyle and health, electronics and home appliances, books and hobbies, travel services and tickets, and goods from abroad. 11st offers an open marketplace for its participating merchants seeking to market and sell their goods and services online through an effective and convenient advertising and sales platform. A seller on 11st may also link its online shop to 11st and take advantage of Eleven Street’s search advertising services, for which it charges service commissions based on a percentage of the purchases made by customers. By working with third-party logistics companies, including those in which Eleven Street has made minority equity investments, Eleven Street also provides support to sellers for deliveries of goods sold on 11st.

Eleven Street also offers the following services to large retailers:

•

Department Stores and Outlets. Eleven Street offers separate online shopping mall space within 11st to Korea’s leading department stores and outlets, including Shinsegae, Lotte, Hyundai, Galleria and AK, to market and sell their products to 11st’s customers. Participating department stores and outlets benefit from Eleven Street’s expertise in data analysis and user interface to effectively market their high-end apparel and other luxury goods.

•

Partners. Eleven Street offers separate shopping mall space within 11st to its partners of leading national retailers of fresh produce, groceries and household products to market and sell their products on 11st. Participating businesses, which include Homeplus, GS Fresh, CJ Onstyle, GS Shop, Lotte ON and Lotte Home Shopping, offer groceries and household goods that utilize their nationwide delivery networks.

•

Brand Malls. Eleven Street offers separate shopping mall space within 11st to popular brands to market and sell their merchandise. Participating businesses, which include leading brands of consumer electronics such as Samsung Electronics, LG Electronics, Apple and Nintendo, athletic apparel such as NIKE, Adidas, FILA, New Balance and Descente, health and beauty products such as Amore Pacific and Korea Ginseng, lifestyle goods such as Hanssem, and other consumer products, benefit from Eleven Street’s expertise in data analysis and user interface to effectively market their brand.

Eleven Street is continually adding new service offerings for users and retailers on 11st, such as “LIVE11,” which is an easy-to-use live streaming shopping broadcast hosted by sellers that enables viewers to freely communicate with the host by sending messages through the platform, and the “Content Lab” service, which provides up-to-date trends and individualized shopping information based on customers’ purchasing cycles and patterns.

In December 2020, Eleven Street entered into a strategic partnership with Korea Post, a nationwide postal service provider owned and operated by the Korean Government, to pursue opportunities to strengthen its fulfillment capabilities. Through this partnership, in April 2021, Eleven Street launched guaranteed next-day delivery service of select merchandise by leveraging the extensive nationwide logistics network and expertise of Korea Post.

Promotions and Guarantees

As part of its efforts to enhance its brand image and increase sales, 11st organizes the annual 11st Festival Day promotion on the 11th day of each November, during which it offers significant discounts on many of the products sold on the platform either to promote new seasonal products or to clear inventory from prior seasons and to substantially increase the number of customers visiting 11st. Starting in February 2019, Eleven Street has offered such promotion on the 11th day of each month, providing special shopping events and promotions. Eleven Street utilizes nationwide advertising campaigns to promote its festivals.

As part of its strategy to promote customer loyalty and repeat visits to 11st, Eleven Street currently offers the following policies for all purchases:

•

110% Refund of Counterfeited Goods. In the event the product purchased by a customer on 11st turns out to be a counterfeited good, Eleven Street will provide a full refund plus additional 10% in mileage points for qualified claims made within 90 days of purchase.

•

110% Best Price Guarantee. In the event the product purchased by a customer on 11st is offered for a lower price on a competitor’s website, Eleven Street will provide 110% of the price difference, applicable to one purchased item per month for each customer.

•

30-Day Repair or Exchange Policy. Eleven Street offers a no-questions-asked 30-day repair or exchange policy, pursuant to which it will (i) pay all repair costs of damage incurred within 30 days from purchase or (ii) provide an e-coupon matching the purchase price of the damaged product, in each case even if the damage is caused by the customer’s negligence, applicable to one purchased item per month for each customer.

SK Pay

Eleven Street operates SK Pay, a convenient and secure payment service. SK Pay enables registered users to store their credit card and make online or mobile payments or transfers by simply entering a password or through fingerprint or facial recognition authentication and offline payments by scanning a QR code. After registering with SK Pay, users can shop, make payments, and track shipping and delivery for online purchases on 11st without having to separately register. SK Pay can also be used to pay for services offered by member companies of the SK Group, as well as at all online and offline stores in which SK Telecom’s T Membership is recognized and other participating retailers. Each time a registered user makes payments using SK Pay, Eleven Street awards a certain percentage of the amount spent as SK Pay Points, which can be used toward settling payments at participating merchants. Eleven Street charges a certain percentage of the purchased amounts as a service fee to merchants for transactions cleared through the SK Pay service.

Platform Services Segment

Spinco’s platform services segment will primarily consist of the mobile application marketplace business of One Store and the marketing platform services business of SK Planet, each of which is currently a consolidated subsidiary of SK Telecom. In 2020, 2019 and 2018, revenue from the platform services segment was Won 585.4 billion, Won 594.8 billion and Won 663.8 billion, respectively, representing 19.8%, 22.2% and 38.8%, respectively, of Spinco’s revenue on a combined carve-out basis.

One Store

One Store operates a mobile application marketplace, ONE Store, a collaboration between the three mobile and fixed network operators in Korea, SK Telecom, KT and LG U+, and NAVER Corporation. Through this joint collaboration, One Store expects to increase the competitiveness of ONE Store to compete with Google Playstore, the leading mobile application marketplace in Korea. In recent years, One Store made offerings of mobile games as the focus of ONE Store in response to the rapid growth of the mobile game market in Korea. In November 2019, One Store undertook a capital increase of approximately Won 98 billion by issuing convertible preferred shares to a consortium of financial investors including Kiwoom Investment and SKS Private Equity. As of December 31, 2020, SK Telecom held 52.1% of the total outstanding shares of One Store. In March 2021, One Store undertook an additional capital increase of approximately Won 26 billion by issuing common shares to KT and LG U+, and in June 2021, One Store undertook a capital increase of approximately Won 17 billion by issuing convertible preferred shares to Microsoft and Deutsche Telekom Capital Partners. As a result of such capital increases, SK Telecom’s interest in One Store decreased to 47.5%.

One Store primarily derives its revenue from platform fees received with respect to purchases of games and other applications, in-app items and digital contents such as e-books and comics offered on the ONE Store platform, as well as from the sale of content and other products that are directly distributed by the company. One Store also charges service fees to KT and LG U+ for providing management and marketing services through the ONE Store platform. In April 2021, One Store acquired ROK Media, a Korean publisher of web novels, web comics and other content with a focus on the fantasy genre and game-based content, for Won 40 billion, in order to strengthen the content offering capabilities on the ONE Store platform.

The ONE Store platform is pre-installed in all mobile devices that use Google’s Android operating system and are sold through SK Telecom, KT and LG U+, thus benefiting from a reliable source of user base of over 50 million units of such devices in Korea as of the end of 2020. Through its competitive service fee pricing strategy designed to provide a more economical option for application developers compared to Google Playstore, ONE Store has quickly gained a sizable market share in the Korean mobile application marketplace industry. See “— Competition.”

SK Planet

SK Planet provides marketing platform services including:

•

Syrup Wallet. Syrup Wallet is a mobile wallet service that allows users to conveniently manage membership card points and payment methods such as coupons, credit cards and gift vouchers on their mobile devices for both online and offline purchases and provides location-based shopping information to users. Syrup Wallet also provides personalized financial data management services and recommendations for financial services offered by various third party service providers and location-based shopping recommendations and advertisements.

•

OK Cashbag. OK Cashbag is a loyalty points program which allows members to collect and redeem loyalty points at its partnering merchants and offers differentiated marketing services to such partnering merchants.

•

“DXP.” DXP, which stands for Data Experience Platform, is a customer relationship management-based digital marketing platform that provides a full range of services to merchants from the operation of brand-specific membership points programs to the establishment and management of targeted marketing campaigns based on customer data analysis.

In recent years, SK Planet has been expanding its portfolio of services to offer various types of business solutions to corporate customers, utilizing the technological capabilities of SK Planet and its affiliates, including SK Telecom. Such business solutions include:

•

Industrial IoT solutions, which utilize advanced deep-learning technologies to monitor and manage the functionality of industrial sensors as well as to analyze and visualize the compiled data to assist with the industrial customers’ business decision-making;

•	Cloud streaming-based media solutions, which allow businesses to develop innovative virtual media platforms with high levels of performance and visual quality; and

•

AI-based communication solutions, which include chatbot services for businesses to communicate with their customers and AI-powered voice services tailored to the client’s services and work environment.

SK Planet primarily derives its revenue from mobile service fees and advertising fees charged to vendors using SK Planet’s marketing services on the Syrup Wallet, OK Cashbag and DXP platforms as well as service fees for the collection and use of OK Cashbag loyalty points. A portion of SK Planet’s revenue is also derived from its business solution services. Through its wholly-owned subsidiary, SK M&Service, SK Planet also operates an employee benefits management business for corporations, small businesses and public institutions, including “Benepia,” an online employee benefits platform for corporations that allow employees to choose their preferred benefit services, as well as various types of targeted benefits services including financial management, education, health care and vacation planning for employees.

Others Segment

SK Telecom will transfer its interests in certain other consolidated subsidiaries that comprise a part of the Spin-off Portfolio Companies, which engage in various new ICT and other businesses, to Spinco, which are included in its others segment. The Spin-off Portfolio Companies included in Spinco’s others segment primarily include:

•	FSK L&S Co., Ltd. (“FSK L&S”), which provides logistics consulting services;

•	Dreamus Company (“Dreamus”), which operates a music streaming platform and manufactures audio devices; and

•	T Map Mobility, which engages in the technology-based mobility business.

In 2020, 2019 and 2018, the others segment revenue was Won 514.4 billion, Won 383.0 billion and Won 185.4 billion, respectively, representing 17.4%, 14.3% and 10.8%, respectively, of Spinco’s revenue on a combined carve-out basis.

FSK L&S

FSK L&S is a joint venture between SK Telecom and a subsidiary of Foxconn Technology Group of Taiwan that provides freight and logistics consulting services to corporate customers. SK Telecom acquired a 60.0% equity interest in FSK L&S from SK Inc. in February 2018 for approximately Won 18 billion. SK Telecom accounted for FSK L&S as an associate under the equity method in 2018, but following its determination that it obtained control of FSK L&S during 2019, FSK L&S has become a consolidated subsidiary of SK Telecom beginning in 2019.

FSK L&S’s customers include leading Korean manufacturers in the semiconductor, electric car batteries, energy and chemical industries, including SK hynix and other SK Group affiliates. FSK L&S operates overseas subsidiaries in China, Hungary and Vietnam to serve the overseas operations of its customers and intends to continue to grow its global reach and network.

Dreamus

Dreamus primarily operates a personalized music platform called “FLO,” which provides a music streaming service with customized music recommendations and user interfaces by analyzing individual user preferences with AI technology. Since its launch in late 2018, FLO has rapidly gained market share in the Korean streaming music industry to become the third-largest mobile music streaming service provider in Korea in 2020, based on the number of users accessing such service on the Android mobile operating system. Leveraging the reach of its FLO platform, Dreamus also produces live musical performances and music artist-related merchandises. In addition, Dreamus manufactures high-end audio devices under the brand name “Astell&Kern.”

As of December 31, 2020, SK Telecom had a 51.4% equity interest in Dreamus. In June 2021, Dreamus undertook a capital increase of Won 70 billion by issuing convertible preferred shares to Neospes Limited Liability Company, decreasing SK Telecom’s interest in Dreamus to 41.8%.

Mobility Business

T Map Mobility provides mobility services through its “T map” platform, which is the leading global positioning system (“GPS”) navigation service in Korea provided to SK Telecom’s and its competitors’ wireless subscribers free of charge. T Map Mobility was created as a wholly-owned subsidiary of SK Telecom as a result of a spin-off of SK Telecom’s mobility business into a newly incorporated entity as of December 29, 2020. T map uses GPS technology to transmit driving directions, real-time traffic updates and emergency rescue assistance to wireless devices. As of December 31, 2020, there were approximately 12.4 million monthly average users of the T map service. SK Telecom has integrated its AI platform, NUGU, into the T map service to enable users to use voice commands to operate its navigation functions as well as their mobile devices, such as calling, text messaging and music streaming, while driving to enhance the convenience and safety of T map users.

T Map Mobility has entered into strategic partnerships with global ride-hailing service providers. T Map Mobility has formed a strategic partnership with Uber pursuant to which Uber has invested approximately US$50 million in T Map Mobility and approximately US$100 million in UT LLC, a joint venture formed in April 2021 between T Map Mobility and Uber in which T Map Mobility holds a 49.0% interest. Through UT LLC, T Map Mobility launched a new taxi-hailing service, “UT”, which integrates the affiliated taxi driver network and mapping and AI technologies of T Map Mobility’s former taxi-hailing service, “T map Taxi” with Uber’s ride hailing technology, in May 2021. As of December 31, 2020, T map Taxi had approximately 0.6 million monthly active users. T Map Mobility has also formed a strategic partnership with Grab, the leading ride-hailing service provider in Southeast Asia, through Grab Geo Holdings PTE. LTD., a joint venture in which T Map Mobility holds a 30.0% interest. Through this joint venture, T Map Mobility launched a navigation service for Grab drivers based on T map’s key technologies, including big data analysis algorithms and ultra-precise GPS solutions, in Singapore, and T Map Mobility plans to expand such service to other countries in which Grab operates.

T map also offers “T map Parking,” a parking service launched in June 2019 that combines ICT with ADT CAPS’ parking management and security solutions to provide users with real-time information related to parking lot locations, availability, rates and discounts, in addition to automatic payment services in the case of select parking lots, including those operated by ADT CAPS, through a dedicated mobile application. As of December 31, 2020, T map Parking had approximately 0.1 million monthly active users.

In May 2021, T map Mobility received an equity investment of Won 400 billion from affiliates of Affirma Capital and Eastbridge Partners, and in June 2021, T Map Mobility acquired YLP Co., Ltd., a logistics start-up company that offers AI-based cargo transportation platform services, for a total consideration of Won 79.0 billion consisting of cash and newly issued common shares. Following such transactions, SK Telecom holds a 66.3% equity interest in T Map Mobility.

Miscellaneous

id Quantique is a leading provider of quantum cryptography solutions for data security based in Switzerland. As of December 31, 2020, SK Telecom held a 68.1% equity interest in id Quantique. In April 2021, SK Telecom made an additional equity investment of CHF 5 million and increased its interest to 69.3%.

Incross is a digital advertising company that provides mobile, online and other forms of digital advertising solutions, of which SK Telecom acquired a 34.6% interest in June 2019 for an aggregate purchase price of Won 54 billion in light of potential synergies with its media and commerce businesses. Although SK Telecom owns less than a majority of Incross’s outstanding equity interest, Incross is deemed to be its consolidated subsidiary based on management’s determination that SK Telecom has sufficient control.

SKT CS T1 Co., Ltd. (“SKT CS T1”) is an e-sports joint venture between SK Telecom and Comcast Spectacor that was newly established in February 2019, in which SK Telecom holds a 54.9% equity interest. SKT CS T1 operates an e-sports team that generates revenues through advertising revenues from sponsors and prize money from e-sports competitions.

SK Telecom TMT Investment Corp. is a U.S.-based wholly-owned subsidiary of SK Telecom, which engages in global investment and new ICT business development activities.

Competition

Spinco’s businesses face a broad range of competition from existing and new competitors ranging from multinational companies to specialized companies that focus on a limited number of product lines. Further details regarding the competition faced by each of its business segments are as follows:

Security Services Segment

The physical security services industry in Korea is expanding rapidly due to the relatively low penetration of physical security services as compared to other developed countries, growing demand for residential security services and the popularization of unmanned services. ADT CAPS’ physical security business competes with other large physical security service providers, including S-1 and KT Telecop. In 2020, ADT CAPS’ market share of the physical security services market was 33.7% in terms of the aggregate revenue of these three companies, compared to S-1 with 53.5% and KT Telecop with 12.8%, based on each company’s public disclosure filings.

The information security services market in Korea is also undergoing rapid growth as various industries become more digitalized and the risk of cybersecurity breaches rises. ADT CAPS’ information security services compete with other domestic providers of similar products and services, such as Ahnlab, Inc., SECUi Corp., WINS Co., Ltd. and Igloo Security, Inc. In 2020, ADT CAPS’ market share of the information security services market was 41.1% in terms of the aggregate revenue of these five companies based on their public disclosure filings, which was the largest among these companies, followed by Anhlab, Inc. with 22.5% and SECUi Corp. with 14.1%. ADT CAPS also competes with multinational players who provide similar services in Korea.

Commerce Services Segment

The industry in which Eleven Street operates is intensely competitive, and Eleven Street expects that competition will continue to increase. Eleven Street competes with a wide variety of online and offline companies providing goods and services to customers and merchants, including other online shopping platforms and services operated by Korean and global internet companies and e-commerce companies (such as Coupang, NAVER, Kakao and eBay (which operates Gmarket and Auction in Korea), among others) as well as traditional retailers and merchandisers, such as department stores, discount stores, direct retailers and home-shopping channels. The Internet and mobile networks provide new, rapidly evolving and intensely competitive channels for the sale of all types of goods and services. Eleven Street competes in two-sided markets and must attract both customers as well as merchants to use its online marketplace and commerce portal. Customers who purchase goods and services through Eleven Street have many alternatives, and merchants have other channels to reach customers. Eleven Street expects competition to continue to intensify. Online and offline businesses compete with each other, and Eleven Street’s competitors include a number of online and offline retailers with greater resources, large user communities and well-established brands.

Platform Services Segment

In the domestic mobile application marketplace industry, the ONE Store platform, which is only available on mobile devices that use Google’s Android operating system and are sold by the three major mobile network operators (comprising SK Telecom, KT and LG U+), faces direct competition from Google’s Google Play platform available to all mobile devices using Google’s proprietary Android operating system. One Store also faces indirect competition from Apple’s App Store platform available to mobile devices using Apple’s proprietary iOS operating system. Each of Google and Apple has greater resources, a large built-in user community and a well-established and globally recognized brand. In 2020, One Store’s market share of the mobile application marketplace industry in Korea was approximately 13.8% in terms of transaction amount for in-app purchases and download of games, compared to Google with 77.6% and Apple with 8.6%, according to Mobile Index. One Store expects that competition among the three players in such market will continue to intensify, as both Google and Apple have recently been engaging in fee reductions to application developers and promotional discounts to users to increase their respective market shares. In order to maintain and increase its market share, One Store expects to continue to invest significantly in marketing activities to enhance its brand power and strengthen its offering of user benefits.

SK Planet competes with other platform providers offering online advertising and marketing services, including the providers of major online and mobile portal and social networking services (such as NAVER and Kakao) and e-commerce service providers (such as Coupang, Auction and Gmarket), as well as other forms of more traditional channels of advertising such as television and printed media. The Internet and mobile marketing industry provide new, rapidly growing and intensely competitive channels for advertising and marketing, and merchants have a variety of channels to effectively market their products and services. As such, SK Planet competes in two-sided markets and must attract both platform users as well as merchants to advertise and promote their brands, products and services on SK Planet’s marketing platforms. SK Planet expects competition to continue to remain intense.

Investments and Joint Ventures

Spinco will hold interests in several investments and joint ventures. See Note 13 of the notes to Spinco’s combined carve-out financial statements. Its principal investments will include the following:

SK hynix

As of December 31, 2020, SK Telecom held a 20.1% equity interest in SK hynix, which will be held by Spinco upon completion of the Spin-off. SK hynix is one of the world’s largest memory semiconductor companies and engages in the design, manufacture and sale of advanced memory semiconductors. SK hynix sells a wide variety of DRAM and NAND flash memory products with various configuration options, architectures and performance characteristics tailored to meet application- and customer-specific needs. In the DRAM market, SK hynix is ranked second globally based on revenue with a market share of 29.4% in 2020, according to Omdia. In addition, SK hynix was the fifth largest supplier of NAND flash memory in terms of revenue, with a worldwide market share of 11.2% in 2020, according to Omdia. SK hynix’s memory products can be used in virtually all electronic devices, including PCs, servers, graphic cards, mobile devices such as smartphones and tablets, and other consumer electronics products. SK hynix has also expanded its product portfolio into non-memory semiconductors, including complementary metal-oxide semiconductor (“CMOS”) image sensors that are used to perform the role of electronic film in digital photographing devices such as smartphones, tablets, PC laptops and surveillance cameras, as well as engaging in the foundry business through SK hynix system ic, a wholly-owned subsidiary.

In order to maintain its technological leadership, as well as to access new markets for its products, SK hynix engages in strategic initiatives, including entering into joint ventures and joint product development and supply agreements. From time to time, SK hynix may also acquire equity stakes in other industry players to further strengthen its business relationships as well as acquire complementary businesses that further strengthen SK hynix’s leading position in the industry. See “—Strategic Alliances, Investments and Acquisitions.”

SK hynix’s revenue was Won 40,445.1 billion in 2018, Won 26,990.7 billion in 2019 and Won 31,900.4 billion in 2020. SK hynix recorded profit for the year of Won 15,540.0 billion in 2018, Won 2,009.1 billion in 2019 and Won 4,758.9 billion in 2020. SK hynix had total assets of Won 71,173.9 billion and total equity of Won 51,909.1 billion as of December 31, 2020.

Products and Applications

SK hynix sells a wide variety of DRAM and NAND flash memory products with various configuration options, architectures and performance characteristics tailored to meet application- and customer-specific needs. SK hynix has also expanded its product portfolio into non-memory semiconductors, including CMOS image sensors that are used to perform the role of electronic film in digital photographing devices such as smartphones, tablets, PC laptops and surveillance cameras, as well as engaging in the foundry business through SK hynix system ic, a wholly-owned subsidiary.

The following table provides a breakdown of SK hynix’s revenue by principal product category for the periods indicated:

	For the year ended December 31,
	2020			2019			2018
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(in billions of Won, except percentages)

DRAM	~~W~~	22,536.4	70.6%	~~W~~	20,292.7	75.2%	~~W~~	32,370.9	80.0%
NAND Flash		7,471.2	23.4		5,139.6	19.0		7,420.9	18.3
Other Products		1,892.8	5.9		1,558.5	5.8		653.3	1.6

Total	~~W~~	31,900.4	100.0%	~~W~~	26,990.7	100.0%	~~W~~	40,445.1	100.0%

DRAM. DRAM is a type of random access memory semiconductor and is the highest density and lowest cost per bit memory component available for high-speed digital data storage and retrieval. Sales of DRAM accounted for 80.0% of SK hynix’s total revenue in 2018, 75.2% in 2019 and 70.6% in 2020. SK hynix offers a wide range of commodity DRAM as well as customized DRAM for applications with higher performance requirements that are sold at higher prices. SK hynix’s customized DRAM is used primarily in servers as well as graphics, mobile and other consumer electronics applications.

NAND Flash Memory. NAND flash memory is a non-volatile memory device, which retains memory content even when power is turned off. Sales of NAND flash memory products accounted for 18.3% of SK hynix’s total revenue in 2018, 19.0% in 2019 and 23.4% in 2020. In the past, SK hynix sold NAND flash memory products for use in portable devices with storage needs, such as USB drives and digital still cameras. In more recent years, the increasing popularity of more advanced smartphones and tablets with multimedia functions as well as increases in consumption of high resolution content have contributed to growth in demand for NAND flash products. In addition, NAND flash memory-based SSDs, which provide faster and more reliable data access and consume less power compared to hard disk drives, have started to replace hard disk drives as the main storage device for laptops and servers. Enterprise use of SSDs is expected to increase further as cloud computing services offered by data centers and IoT applications with higher storage requirements and real-time data-processing needs continue to evolve.

CMOS Image Sensors. CMOS image sensors are a type of imaging device that performs the role of electronic film in digital photographing devices such as smartphones, tablets, PC laptops and surveillance cameras. Cost and image quality are key to success in the image sensor market. CMOS image sensors offer a distinct form factor, cost, speed and operating power advantage over charge-coupled devices, and enhancements in image quality have led to applications in additional devices such as medical equipment, DSLR cameras, camcorders and automobiles. In recent years, the increasing sophistication of camera functions in smart phones, including use of triple and quadruple cameras in high-end models, has also contributed to growth in demand for CMOS image sensors.

Customers, Sales and Marketing

SK hynix has a global customer base consisting of leading manufacturers and original equipment manufacturers (“OEMs”) of consumer electronics products, communications equipment, PCs, servers and workstations. SK hynix’s top three customers in 2020 accounted for, in the aggregate, 32.5% of SK hynix’s total revenue. In addition to establishing a strong long-term customer base, SK hynix actively seeks to expand its customer base by targeting emerging markets.

In line with the increase in segmentation within the DRAM market and the growth of applications that require tailored memory solutions, SK hynix has focused its sales and marketing activities on expanding its base of long-term customers who look to SK hynix as their preferred supplier of customized memory products.

Strategic Alliances, Investments, and Acquisitions

SK hynix continually seeks out opportunities to further its strategic objectives, including by entering into joint ventures and joint product development and supply agreements, to further solidify its market position as a leading semiconductor company in the world. Cooperation in product design, manufacturing and sales and marketing between partner companies has increased in response to the growing diversity and complexity of memory semiconductors and applications, demand for technological enhancements and increasing costs associated with keeping pace with industry developments.

As part of the efforts to expand SK hynix’s foundry business, SK hynix system ic entered into a joint venture with Wuxi Industrial Development Group, an investment firm under the Wuxi regional government in China. SK hynix system ic holds a 50.1% interest in the joint venture, which has completed construction of a semiconductor foundry plant in Wuxi, China. From time to time, SK hynix has also acquired equity stakes in other industry players to further strengthen its business relationships and may do so again in the future. For example, in June 2018, SK hynix participated as a member of the Bain Consortium in its purchase of a controlling stake in Kioxia from Toshiba Corporation. Kioxia is the second largest supplier of NAND flash memory in terms of revenue, with a worldwide market share of 18.9% in 2020, according to Omdia. As a member of the Bain Consortium, SK hynix invested Won 2,637 billion for an indirect limited partnership interest in SPC 1, which in turn holds an equity interest in Kioxia. In addition, SK hynix invested Won 1,279 billion to acquire a convertible bond issued by a second special purpose company, SPC 2, which is convertible into an approximately 15.0% equity interest in SPC 2 upon the occurrence of certain specified events. SPC 2 in turn holds an equity interest in Kioxia. As of December 31, 2020, the book value of SK hynix’s investment in SPC 1 was Won 3,595.5 billion, and the book value of SK hynix’s investment in the convertible bond issued by SPC 2 was Won 2,351.2 billion, which are accounted for as debt investments and classified as financial assets measured at fair value through profit or loss.

SK hynix may also pursue acquisition of complementary businesses and technologies rather than through internal development in response to changing competitive pressures. For example, On October 20, 2020, SK hynix announced its agreement to acquire the NAND flash memory and storage business of Intel, which includes the NAND SSD business and the NAND component and wafer business as well as the Dalian Manufacturing Facility, for approximately US$9 billion. The acquisition is subject to governmental approvals as well as other customary closing conditions and customary termination fees, which may be significant, if the transaction is terminated under certain specified circumstances. Following such approvals, SK hynix will acquire the NAND SSD business (including NAND SSD-related intellectual property and employees), as well as the Dalian Manufacturing Facility, upon completion of its first payment of approximately US$7 billion. Subsequently, SK hynix will acquire the remaining assets, including the intellectual property related to the manufacture and design of NAND flash wafers, research and development employees, and the workforce at the Dalian Manufacturing Facility, upon completion of the second closing. The second closing is expected to occur in March 2025 upon the remaining payment of approximately US$2 billion. Until such date, Intel will continue to manufacture NAND flash wafers at the Dalian Manufacturing Facility.

With the Intel NAND Business Acquisition, SK hynix aims to enhance the competitiveness of its storage solution (including enterprise SSDs) capabilities in the rapidly growing NAND flash memory market. SK hynix plans to utilize Intel’s industry-leading NAND SSD and quadruple level cell NAND flash memory technology and manufacturing capability to offer a portfolio of further advanced 3D NAND flash memory solutions, particularly high-end enterprise SSDs.

Competition

SK hynix operates in an intensely competitive market, which has been characterized by erosion of selling prices, frequent product enhancements from changes in technology and relatively short product life cycles. During the past decade, intensified competition in the memory semiconductor industry has also led to consolidation as well as the formation of strategic alliances, such as a joint venture between Kioxia and Western Digital targeting the NAND flash memory market. SK hynix’s major competitors in the DRAM market include Samsung Electronics and Micron Technology. SK hynix’s major competitors in the NAND flash memory market include Samsung Electronics, Kioxia, Micron Technology, Western Digital and Intel.

Manufacturing Facilities

SK hynix owns and operates fabs located in Icheon and Cheongju, Korea and Wuxi, China. The Icheon facility is located approximately 80 kilometers from Seoul. The Cheongju facility is located approximately 140 km from Seoul. The Wuxi facility is located approximately 140 kilometers from Shanghai. SK hynix also owns and operates assembly and testing facilities for back-end processing of its products in Icheon and Cheongju, Korea and Chongqing, China. SK hynix also utilizes a factory operated by HITECH Semiconductor (Wuxi) Co., Ltd. (“HITECH Semiconductor”) in Wuxi, China, a joint venture company established by SK hynix and Wuxi Taiji Industry Co., Ltd. (“Wuxi Taiji Industry”). SK hynix holds a 45.0% interest in the joint venture.

As part of SK hynix’s efforts to reduce unit manufacturing costs, improve manufacturing yields and enhance its profitability, SK hynix periodically phases out the operations of its older fabs as well as upgrading them to new fabs that implement more advanced processing technologies. In addition to regular maintenance and enhancement of existing fabs, SK hynix completed its initial preparations to commence manufacturing operations of its M16 fab in Icheon, Korea starting later in 2021, subject to market conditions. In the second quarter of 2020, SK hynix completed the construction of a semiconductor foundry plant in Wuxi, China through a joint venture with Wuxi Industrial Development Group, an investment firm under the Wuxi regional government in China. SK hynix system ic holds a 50.1% interest in the joint venture. SK hynix commenced mass production at the newly constructed semiconductor foundry plant in the first half of 2021. As part of its efforts to ensure its long-term competitiveness, SK hynix has also announced initiatives to construct an integrated industrial complex in Yongin, Korea for its next generation of fabs and research and development facilities. SK hynix currently plans to start construction of its first fab in the Yongin complex in 2024.

SK hynix’s cash outflows for acquisition of property, plant and equipment amounted to Won 16,036.1 billion in 2018, Won 13,920.2 billion in 2019 and Won 10,068.7 billion in 2020. While maintaining a prudent investment policy, SK hynix currently expects its capital expenditures in 2021, which will mainly focus on spendings on technology migration, to increase compared to those in 2020. SK hynix periodically adjusts its capital expenditure plans on an on-going basis subject to market demand for SK hynix’s products, the production outlook of the global memory semiconductor industry as well as global economic conditions in general. SK hynix may delay or not implement some of its announced capital expenditure plans based on its assessment of such market conditions.

Research and Development

SK hynix competes in an industry characterized by rapid technological changes. SK hynix’s main research and development facilities are located in Icheon, Korea and SK hynix engages in various research and development activities, including in the areas of advanced process development, circuit and layout design, enhancement of manufacturing processes, process integration, photo mask design and development, physical and electrical analysis and simulation and modeling. SK hynix incurred expenditures on research and development of Won 2,895.0 billion in 2018, Won 3,188.5 billion in 2019 and Won 3,370.3 billion in 2020. Of such amounts, SK hynix capitalized development costs of Won 611.0 billion in 2018, Won 332.9 billion in 2019 and Won 259.0 billion in 2020 as intangible assets.

SK hynix has entered into a number of licensing and cross-licensing agreements with other manufacturers pursuant to which it obtains access to advanced technologies for incorporation into its own manufacturing processes. See “—Patents and Licensed Technologies.”

Patents and Licensed Technologies

Both SK hynix’s ability to develop its own technologies as well as its access, through licenses or other arrangements, to technologies of other leading international companies are important to SK hynix’s ability to design and manufacture competitive products. SK hynix’s success depends in part on its ability to obtain patents, licenses and other intellectual property rights relating to its products. As of December 31, 2020, SK hynix and its significant subsidiaries (SK hynix memory solutions America Inc. and SK hynix system ic) owned 2,710 patents and 89 trademarks in Korea and 12,539 patents and 169 trademarks outside Korea. As of the same date, SK hynix and its significant subsidiaries had 10,220 patent and trademark applications pending in Korea and abroad. SK hynix’s patents are related primarily to semiconductors and semiconductor manufacturing processes. SK hynix also licenses a number of patented technologies and processes from third parties under cross-licensing, technical assistance and other agreements.

Litigation and Regulatory Proceedings

SK hynix is subject to a number of claims and is a party to a number of legal and regulatory proceedings, including those that are incidental to the normal course of its business.

Patent Infringement Claims and Litigations. Netlist, Inc. (“Netlist”) filed lawsuits against SK hynix and two of its subsidiaries alleging infringement of multiple patents (i) at the U.S. International Trade Commission in September 2016 and October 2017, (ii) at the U.S. District Court for the Central District of California in August 2016 and June 2017, (iii) at the U.S. District Court for the Western District of Texas in March 2020 and June 2020, (iv) in the German District Court of Munich in July 2017 and (v) at the Beijing Intellectual Property Court in July 2017.

With respect to the first lawsuit filed at the U.S. International Trade Commission in September 2016, the commission concluded in January 2018 that SK hynix and its subsidiaries did not infringe the patents of Netlist, which determination became final and conclusive upon the rejection of Netlist’s appeal at the U.S. Federal Court of Appeals in December 2019. In April 2020, the U.S. International Trade Commission also made a ruling in favor of SK hynix and its subsidiaries on the second lawsuit filed in October 2017, which determination became final and conclusive upon Netlist’s withdrawal of its appeal in June 2020. In March 2021 and April 2021, the parties filed applications to withdraw the lawsuits filed at the U.S. District Court for the Central District of California and the U.S. District Court for the Western District of Texas, respectively, which applications were approved in April 2021 and May 2021, respectively, by the respective courts, concluding such lawsuits.

In the past, SK hynix has responded to various other claims related to intellectual property rights and has recognized a liability when it believes that a claim represents a present obligation as a result of past events and it is probable that an outflow of resources will arise and a loss can be reliably estimated.

Class Action Lawsuit in the U.S. and Canada. In April 2018, a class-action lawsuit was filed by direct and indirect DRAM purchasers against SK hynix, SK hynix America Inc. and other DRAM manufacturers at the U.S. District Court for the Northern District of California, asserting claims based on alleged price-fixing of DRAM from June 1, 2016 to February 1, 2018. Similar lawsuits were subsequently filed at another federal court in the U.S., as well as at (i) Canadian courts in British Columbia, Quebec and Ontario and (ii) Israel. In December 2020, the U.S. District Court for the Northern District of California granted a motion to dismiss with prejudice all claims brought by the indirect DRAM purchasers, and granted a motion to dismiss without prejudice all claims brought by the direct DRAM purchasers. Following such dismissals, in May 2021, the same direct and indirect DRAM purchasers filed an additional lawsuit based on the same facts but applying laws of a different state. SK hynix intends to vigorously defend against such lawsuits.

Anti-trust Investigation in China. In May 2018, the State Administration for Market Regulation of China initiated an investigation into alleged violation of antitrust laws relating to SK hynix’s sales of DRAM in China. The investigation is ongoing, and SK hynix is currently unable to predict the outcome of the investigation.

Content Wavve

As of December 31, 2020, SK Telecom held a 30.0% equity interest in Content Wavve. Content Wavve is a joint venture between the three major terrestrial broadcasters in Korea and SK Telecom that operates the mobile OTT service “wavve.” In April 2021, SK Telecom made an additional equity investment in Content Wavve in the amount of Won 100 billion and increased its equity interest to 36.4%, which will be held by Spinco upon completion of the Spin-off.

Wavve offers over 240,000 titles of video-on-demand contents, including a wide variety of real-time and on-demand terrestrial broadcast programs, movies, popular U.S. and other foreign TV shows and professional sporting events, to its subscribers that can be played on mobile devices, television, personal computer and/or Google’s Chromecast. Monthly subscription plans range from Won 7,900 to Won 13,900 per month, depending on the type and number of accessible devices. Certain types of contents, such as movies, can also be purchased individually. SK Telecom offers wavve, together with the FLO music streaming service of Dreamus, as an optional “add-on” rate plan to subscribers of certain of its wireless rate plans where wavve and FLO are provided at a significant discount.

Intellectual Property

The Spin-off Portfolio Companies own various patents, copyrights, trademarks, service marks and related logos, including “CAPS” by its security services segment, “11st,” “11Pay” and “Gifticon” by its commerce services segment, “OK Cashbag” and “ONE Store” by its platform services segment and “FLO” by its others segment. Such patents, trademarks and service marks are registered in Korea and in foreign countries in which such companies conduct business or expect to do business in the future. The companies also rely on trade secrets and unpatented proprietary know-how and information to maintain their competitive position in the respective business areas.

Spinco expects to continue focusing on developing new technologies and strengthening its brand portfolio in the various industries in which it operates, and it will continue to file new applications as appropriate to protect its intellectual property rights. The Spin-off Portfolio Companies have developed internal policies to promote the development of inventions, ideas, discoveries, improvements and copyrightable materials by their employees and to compensate fairly in accordance with applicable law employees who achieve such results arising from their employment.

Properties

Spinco’s registered office and corporate headquarters will be located at SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul 04539, Korea, which is the registered office and corporate headquarters of SK Telecom. Upon consummation of the Spin-off, Spinco will own a 6.75% interest in SK T-Tower.

Insurance

Spinco expects to maintain a range of insurance policies to cover its assets and employees, including its directors and officers. Spinco will be insured against business interruption, fire, lightning, flooding, theft, vandalism, public liability and certain other risks that may affect its assets and employees. Spinco expects that the types and amounts of its insurance coverage will be in accordance with general business practices in Korea.

Employees

The following table sets forth the expected numbers of Spinco’s full-time and contract-based employees by business segment based on SK Telecom’s employee data as of March 31, 2021:

	Full-time employees	Contract-based employees	Total
Security	5,891	5,444	11,335
Commerce	1,082	26	1,108
Platform	2,546	98	2,644
Other	811	94	905

Total	10,330	5,662	15,992

Spinco may have a company union or other labor organization with which it would negotiate the material terms of employment in accordance with applicable laws. Some of the Spin-off Portfolio Companies have a company union.

Under the National Pension Act of Korea, Spinco will be required to contribute an amount equal to 4.5% of employee wages toward a national pension plan. Spinco will be required to pay a severance amount to eligible employees who voluntarily or involuntarily cease employment with it, including through retirement. This severance amount will be based upon the employee’s length of service with Spinco and the employee’s salary level at the time of severance. As of December 31, 2020, the defined benefit obligation, which is the accrued and unpaid retirement and severance benefits, of Won 124.0 billion for all of Spinco’s employees are reflected in its combined carve-out financial statements as a liability, which is net of deposits with financial institutions totaling Won 169.5 billion to fund a portion of the employees’ severance indemnities. Under Korean laws and regulations, Spinco will be prevented from involuntarily terminating a full-time employee except under certain limited circumstances. Under the Basic Labor Welfare Act, Spinco may also contribute up to 5.0% of its annual earnings before tax for employee welfare. In addition, Spinco expects to provide its employees with miscellaneous other fringe benefits including medical cost subsidies, family camp programs and sabbatical programs for long-term employees.

Government Regulation

As a general matter, Spinco and its Korean subsidiaries and investees will be subject to rules and regulations applicable to corporations established under the Korean Commercial Code. The Spin-off Businesses are also regulated by a number of other Korean laws and regulations, including in particular those described below. References to Spinco in such descriptions relate to Spinco or the applicable Spin-off Portfolio Companies. In addition to the foregoing, Spinco may be subject to government regulations of other jurisdictions where Spinco (including the Spin-off Portfolio Companies) undertakes business activities.

Regulations Relating to Online Services in General

Under the Telecommunications Business Act (the “TBA”), telecommunications services are divided into two categories: telecommunications services such as telephone and online connection (including the business of leasing telecommunications line facilities) and value-added telecommunications services. The online services and the online content services Spinco provides are classified as value-added telecommunications services under the TBA. Under the TBA, a value-added telecommunications service provider, such as Spinco, is subject to license and operational regulations. First, such service provider is required to register its services (and any prescribed changes thereto) with the Minister of Science and ICT pursuant to the TBA. Furthermore, such service provider is subject to regulations that prohibit unfair and disadvantageous misconduct against consumers or other service providers such as unfair suspension or restriction of service or discrimination.

Value-added telecommunications services offered by Spinco are recognized as an online service provider’s value-added telecommunications services for the purpose of transmitting intellectual properties among different individuals and are subject to the Copyright Act. Under the Copyright Act, if requested by the proprietor of the relevant intellectual property, the service provider must take necessary measures including technical measures to block any illegal transmission of the relevant intellectual property.

In addition, a telecommunications business operator is a provider of information and communications services under the Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc., under which its telecommunication services are also subject to regulation for online user protection (such as distribution of illegal information or data) and network security (such as infringing or unauthorized access to its system).

Regulations Relating to Location Information Business

In relation to online mapping and location-based services, Spinco offers services for collecting and providing location information, and location-based services using location information collected, which are subject to the Act on Protection and Utilization of Location Information (the “PULI Act”), which is a special act enacted for the purpose of protecting sensitive personal location information. Under the PULI Act, Spinco, as a location information service provider and location-based service provider, is subject to license and operational regulations. As such, Spinco is required to register or report its applicable services and any prescribed changes thereto with the Korea Communications Commission. Further, under the PULI Act, Spinco is required to obtain consent from the proprietor (such as the users of the applicable services) of the relevant personal location information through the terms and conditions of such services when processing or providing the personal location information. Spinco is prohibited from utilizing or providing personal location information beyond the scope set out in or as agreed to by the proprietor in the standardized contractual terms and conditions of the applicable services. Spinco must immediately delete all relevant information including personal location information once it has fulfilled the purpose for which it collected such information.

Regulations Relating to Online Advertising Services

Spinco is subject to labeling regulations under the Act on Fair Labeling and Advertising (the “FLL Act”) in respect of its online advertising services. The FLL Act and related notices issued by the Fair Trade Commission of Korea prohibit applicable service providers from any deceptive, exaggerated or false statement or advertising and also require those service providers to provide material information to protect consumers and maintain fair transactions, requiring business operators to disclose certain information in their advertisements (“Material Information”), including, for example, items that (i) frequently have harmful effects on consumers if absent from the relevant advertisement or (ii) may affect consumers’ decisions on the purchasing of goods or have harmful or dangerous effects on the life, body or personal property of the consumer if not properly forewarned. If any of the above is applicable, a business operator is required to include such Material Information in its advertisements.

Regulations Relating to Mobile Content and Mobile Commerce Businesses

Under the E-Commerce Act, Spinco is subject to certain license and operational regulations. In respect of Spinco’s online retail business to sell goods or services online, it is required to register its business with the district government. Furthermore, Spinco is required to provide prescribed information regarding its business entity, contemplated sales and associated terms and conditions, including information regarding goods or services and refund and payment policies. Making any deceptive or false statement or misleading statement in furtherance of sales is strictly prohibited. In addition, in respect of Spinco’s payment processing services, it is required to disclose payment conditions and obtain consent from users before settling the payment, as well as to provide notice confirming payment.

Under the Act on Consumer Protection in Electronic Commerce, Etc., a business entity considering providing information on the sale of goods or services by means of mail, electronic communication or similar means and selling such goods or services (with the exception of solicitation by phone which is governed by the Act on Door-to-Door Sales, Etc.) is required to file for registration of a mail order distributorship with any of the Fair Trade Commission of Korea, a relevant provincial governor, a mayor, a municipal governor (gunsu) or a head of a borough (gucheongjang), as applicable. Spinco has completed the relevant mail order distributorship registration.

In connection with (a) the issuance and management of an electronic prepayment means (i.e., any certificate, or information on such certificate, of transferable monetary values stored and issued in electronic form, which meets all requirements of the following items: (i) to be used to purchase goods or services from a third party and pay the prices thereof and (ii) to be used to purchase goods or services included in not less than two business categories), and (b) electronic payment settlement agency service (i.e., any service rendered to transmit or receive payment settlement information in connection with the purchasing of goods or using services in an electronic form or to undertake duties as an agent or mediate the settlement of prices thereof), Eleven Street is registered with the Financial Services Commission of Korea (the “FSC”) in accordance with the Electronic Financial Transactions Act (the “EFTA”) and is subject to such Act.

The Financial Supervisory Service (the “FSS”) monitors electronic financial business operators’ compliance with the EFTA or the administrative orders issued pursuant to the EFTA. If the FSS believes that an electronic financial business operator will likely violate the EFTA or the aforementioned administrative orders, the FSS may take any one of the following measures: an order for the remedying of the violation, a warning, a warning to an executive and/or an employee, an order for the reprimanding of an executive and/or an employee or a request for removal of an executive or suspension of duty.

Regulations Relating to Protection of Personal Information

Spinco is subject to the Personal Information Protection Act (the “PIPA”), which regulates the collection, processing, review and transfer of documents including personal information in the course of its business. The PIPA is a privacy framework act that regulates the processing of personal information by public and private entities for business purposes. Under the PIPA, consent from the data owner is required for (i) the collection and use of general personal information, (ii) third party transfer of general personal information, (iii) the processing of unique identification information and sensitive information and (iv) other prescribed processing of data. Further, the PIPA and information technology security regulations pertaining thereto set forth detailed technical and organizational security requirements. Spinco is also subject to the Act on Use and Protection of Credit Information, which regulates companies utilizing databases of personal credit information for their businesses, and the above-mentioned PULI Act.

In the course of Spinco’s business, it acquires a large amount of personal and financial information related to its customers. In addition, certain third-party vendors may provide services to Spinco using personal and financial information of their customers. As required by the above-described laws, Spinco takes precautionary measures, including the implementation of internal compliance procedures, to prevent and detect misuse or unauthorized disclosure of customers’ personal information.

Regulations under the Monopoly Regulation and Fair Trade Act

Spinco is subject to certain restrictions, including the following, under the Monopoly Regulation and Fair Trade Act:

•

Restrictions on debt guarantees among affiliates. Spinco may not guarantee the debt of another domestic affiliate to domestic financial institutions, except for certain guarantees prescribed in the Monopoly Regulation and Fair Trade Act, such as, among others, those relating to the debt of a company acquired for purposes of industrial rationalization, bid deposits for overseas construction work and technology development funds.

•

Restrictions on cross-shareholding. Spinco may not newly acquire or hold shares in any of its affiliates that owns shares in Spinco except for certain cases prescribed by the Monopoly Regulation and Fair Trade Act, such as the acquisition of shares in the context of a merger of companies or a transfer of business and exercise of security interests. Existing cross-shareholdings are required to be publicly disclosed.

•

Public notice of board resolutions on large-scale transactions with specially-related persons. If Spinco engages in certain transactions with a specially-related person in the amount of (i) 5% or more of its total capital and paid-in capital, whichever is greater, or (ii) Won 5 billion or more, the transaction must be approved by a resolution of the board of directors in advance, and Spinco must publicly disclose such transaction.

•

Restrictions on unfair subsidies in transactions between certain affiliated group entities. A company belonging to a business group subject to disclosure (as defined in the Monopoly Regulation and Fair Trade Act) is restricted from providing profits to its specially-related persons (including the de facto controlling person of such company or his or her respective relatives (as defined in the Korean Civil Code)) by, among other things, engaging in the following transactions with its specially-related persons or affiliated companies in which such specially-related person has an ownership interest of, in the case of listed companies, 30% or more or, in the case of non-listed companies, 20% or more:

•	transactions with terms that are significantly more favorable than terms of transactions with non-affiliates;

•

the company passes to such specially-related persons or affiliated companies its business opportunities that would bring substantial profits or other benefits to the company if such transactions were entered into by the company itself or another company under such company’s control;

•	transactions with specially-related persons in cash or involving financial instruments under terms that are significantly more favorable than arms’ length terms; or

•

transactions of a substantial scale with certain specially-related persons or affiliated companies, unless the company underwent an appropriate arms’ length selection process of choosing its counterparty, such as the assessment of business capacity, financial status, credit ratings and quality of products or services of the counterparty as well as the terms and conditions of the transaction. Such restriction does not apply if (i) the aggregate transaction amount for goods and services between the relevant parties in that year neither exceeds Won 20 billion nor 12% of the average revenue of the counterparty or (ii) such affiliated transactions are inevitable in order to achieve certain specific purposes, such as efficiency, security or urgency for the company.

Violation of the above restrictions may subject the company to a corrective order or a fine imposed by the Fair Trade Commission up to 5% of such company’s average revenue during the immediately preceding three fiscal years or, in certain cases (including where the company has no revenue), up to Won 2 billion.

Legal Proceedings

The Spin-off Portfolio Companies are not subject to, and Spinco will not succeed to, any litigation, administration proceeding or arbitration, the outcome of which would, in the reasonable judgment of SK Telecom’s judgment, have a material adverse effect on Spinco’s financial condition or results of operations.

MANAGEMENT

Board of Directors

The board of directors of Spinco will have ultimate responsibility for managing its affairs. Upon the establishment of Spinco, the board is initially expected to comprise two standing directors, one non-executive director and four outside directors. Standing directors are directors who are full-time executive officers of Spinco, while outside directors are directors who are not full-time executive officers.

The articles of incorporation of Spinco will provide that its board of directors is to consist of at least four but no more than twelve directors, more than half of whom must be independent outside directors. Spinco will elect its directors at a general meeting of shareholders with the approval of at least a majority of those shares present or represented at such meeting. Such majority must represent at least one-fourth of Spinco’s total issued and outstanding shares with voting rights.

As required under relevant Korean laws and Spinco’s articles of incorporation, Spinco will have a committee for recommendation of independent outside directors within the board of directors (the “Outside Director Nomination Committee”). Outside directors are appointed from among those candidates recommended by the Outside Director Nomination Committee.

The term of offices for Spinco’s directors is until the close of the third annual general shareholders meeting convened after he or she commences his or her term. Spinco’s directors may serve consecutive terms. The total term of office of independent directors may not exceed six years, and when combined with the term of office at Spinco’s affiliates, may not exceed nine years.

The articles of incorporation of Spinco will also provide that there shall be at least one representative director among its directors, who shall be elected by resolution of the board of directors and have the statutory power to represent Spinco.

The names and positions of the persons who will be initial directors of Spinco are set forth below.

Position	Name	Month and Year of Birth	Business Experience
Representative Director and Standing Director	Jung Ho Park	May 1963

Executive Director, President and Chief Executive Officer of SK Telecom (current)
Chairman of the Board of Directors, SK hynix (current)

Director, Nano-X Imaging Ltd. (current)

Chief Executive Officer, SK Inc.

Head of Corporate Development Office, SK C&C Co., Ltd.

Head of Business Development Office, SK Telecom

Standing Director	Poong Young Yoon	November 1974	Head of Corporate Center 1, SK Telecom (current) Head of PM Group, SK Telecom

Non-Executive Director	Sung Ha Park	October 1965	Representative Director and President, SK Inc. (current)

Outside Director and Audit Committee Member	Eun Sun Ki	August 1977	Professor, Division of Business Administration and Accounting, Kangwon National University (current) Member, Corporate Review Committee, KOSDAQ Market Committee, Korea Exchange (current)

Outside Director and Audit Committee Member	Seung Gu Park	December 1968	Head of Korea, BofA Merrill Lynch Head of Seoul Branch, Credit Suisse

Outside Director and Audit Committee Member	Seong Woo Lee	July 1961	Professor, Dong-A Law School (current) Outside Director, Shinhan Bank

Outside Director and Audit Committee Member	Ho In Kang	December 1957	Senior Advisor, Yulchon LLC (current) Minister of Land, Infrastructure and Transport

The above list of directors may be amended by resolution of the board of directors of SK Telecom prior to the date of notice or public announcement of the convening of the extraordinary general meeting of its shareholders to approve the Spin-off. The maximum aggregate amount of the compensation to be paid by Spinco to its directors for the first fiscal year after its establishment will be Won 2 billion.

If any director wishes to enter into a transaction with Spinco in his or her personal capacity, he or she must obtain the prior approval of its board of directors by an affirmative vote of at least two-thirds of the directors present. The director having an interest in the transaction may not vote at the meeting during which the board approves the transaction.

Executive Officers

In addition to the standing directors, who will each also be an executive officer, Spinco will have other executive officers, whose identities are expected to be determined prior to the Spin-off Date.

Committees of the Board of Directors

In accordance with the articles of incorporation of Spinco and applicable Korean law, Spinco will form an audit committee comprising at least three directors, two-thirds or more of whom must be outside directors. Each of the outside directors of Spinco is expected to also serve as initial members of the audit committee upon its establishment. In addition, the articles of incorporation of Spinco will provide that the Outside Director Recommendation Committee will be formed and serve under its board of directors.

DESCRIPTION OF CAPITAL STOCK

Set forth below is information relating to the capital stock of Spinco, including brief summaries of some of the provisions of its articles of incorporation (which will become effective as of the date of its registration of incorporation), the Korean Commercial Code, the Financial Investment Services and Capital Markets Act and other related laws of Korea. These summaries do not purport to be complete and are subject to the articles of incorporation of Spinco and the applicable provisions of such laws.

Following the establishment of Spinco, its authorized share capital will be 430,000,000 shares. The articles of incorporation of Spinco will authorize it to issue shares of common stock, par value Won 100 per share.

Upon the establishment of Spinco, 141,467,571 shares of its common stock will be issued and outstanding.    Spinco may issue unissued shares without further shareholder approval, but these issuances will be subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

The articles of incorporation of Spinco will allow its shareholders, by special resolution, to grant to its directors, officers and employees stock options exercisable for up to 15% of the total number of its issued and outstanding shares. The board of directors may also grant to persons other than the directors of Spinco stock options exercisable for up to 3% of its issued and outstanding shares. However, any grant by the board of directors will have to be approved by the shareholders at their next general meeting convened immediately after the grant date. The total number of shares issuable upon exercise of stock options granted to each director, officer or employee of Spinco may not exceed 1% of the total number of its issued and outstanding shares.

Organization and Register

Spinco will be incorporated under the laws of Korea after the Approval Date subject to regulatory approval. Spinco will be registered with the commercial registry office of the Seoul District Court. Spinco will maintain the register of its shareholders at its principal office in Seoul, Korea. The initial transfer agent after incorporation of Spinco will be Kookmin Bank. Under the Korean Commercial Code and the Act on Electronic Registration of Stocks, Bonds, etc. of Korea, the transfer of shares is effected by registration on the electronic registration ledger.

Interests of Directors

The articles of incorporation of Spinco will provide that any director who has a material interest in the subject matter of a resolution to be taken by the board of directors cannot vote on such resolution. The articles of incorporation of Spinco will also provide that the remuneration and severance pay of its directors is to be determined by the resolution of the general meeting of shareholders.

The articles of incorporation of Spinco will not contain any special provisions with respect to the borrowing powers exercisable by directors, their retirement age or a requirement to hold any shares of its capital stock.

Dividends and Other Distributions

Dividends. Spinco will distribute dividends to shareholders in proportion to the number of shares of the relevant class of capital stock they own. Following its establishment, it is expected that Spinco will pay full annual dividends on newly issued shares for the year in which they are issued, subject to the requirements of the Korean Commercial Code and other applicable laws and regulations.

Spinco will declare its dividend annually at the annual general meeting of shareholders. Spinco will generally hold the annual general meeting of shareholders within three months after the end of each fiscal year. Spinco will pay the annual dividend to the shareholders of record as of the end of the preceding fiscal year within one month after such meeting. The annual dividend may be distributed in cash or shares. In addition, Spinco may declare, and distribute in cash or shares, quarterly dividends pursuant to a board resolution.

Under the Korean Commercial Code and its articles of incorporation, Spinco will not have an obligation to pay any annual or interim dividend unclaimed for five years from the payment date.

For information regarding taxation of dividends, see “Item 10.E. Taxation—United States Taxation—Dividends” and “—Korean Taxation—Tax of Dividends” of the SK Telecom 20-F, which is incorporated herein by reference.

Distribution of Free Shares. Under the Korean Commercial Code, Spinco will be permitted to pay dividends in the form of shares out of retained or current earnings. Spinco will also be permitted to distribute to its shareholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve. Such free shares must be distributed pro rata to all shareholders.

Pre-emptive Rights and Issuances of Additional Shares

Spinco may issue authorized but unissued shares as its board of directors may determine, unless otherwise provided in the Korean Commercial Code. It will, however, have to offer any new shares on uniform terms to all shareholders who have preemptive rights and are listed on its shareholders’ register as of the applicable record date. Those shareholders will be entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. The articles of incorporation of Spinco will provide, however, that it may issue new shares pursuant to a board resolution to persons other than existing shareholders if those shares are:

•

publicly offered pursuant to Article 165-6 of the Financial Investment Services and Capital Markets Act and other relevant laws (provided that the number of shares so offered may not exceed 20% of Spinco’s total number of issued and outstanding shares);

•	issued to the members of the employee stock ownership association of Spinco pursuant to relevant provisions of the Financial Investment Services and Capital Markets Act and other relevant laws;

•	issued to directors, officers or employees as a result of the exercise of stock options that Spinco grants to them pursuant to the Korean Commercial Code and other relevant laws;

•

issued to a depositary for the purpose of issuing depositary receipts pursuant to relevant provisions of Financial Investment Services and Capital Markets Act and other relevant laws (provided that the number of shares so issued may not exceed 20% of Spinco’s total number of issued and outstanding shares); or

•

issued to shareholders of Spinco’s subsidiaries or other companies (including Spinco’s shareholders) in the event that Spinco has received from such shareholders issued shares in such companies as in-kind contribution for the purposes of complying with the requirements or regulations applicable to a holding company under the Monopoly Regulation and Fair Trade Act, facilitating the operation of its investment business or acquiring any subsidiary or shares of any subsidiary.

Spinco must give public notice of pre-emptive rights for new shares and their transferability not less than two weeks before the record date (excluding the period during which the shareholders’ register is closed). Spinco will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If a shareholder fails to subscribe on or before the deadline, its pre-emptive rights will lapse. Spinco must cancel the issuance of shares in respect of which preemptive rights have not been exercised, subject to certain exceptions.

Under the Financial Investment Services and Capital Markets Act, each member of the employee stock ownership association of Spinco, whether or not they are shareholders, will have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares it publicly offers. This right will be exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding.

In addition, the articles of incorporation of Spinco will permit it to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 400 billion, to persons other than existing shareholders. Under the Korean Commercial Code, Spinco will be permitted to distribute convertible bonds or bonds with warrants to persons other than existing shareholders only when it deems that this distribution is necessary for managerial purposes, such as obtaining new financial technology or improving its financial condition. In the event Spinco issues new shares, the foregoing provision would be applicable notwithstanding any provision in its articles of incorporation allowing issuance of new shares to persons other than existing shareholders.

Voting Rights

Each outstanding share of the common stock of Spinco will be entitled to one vote. However, voting rights may not be exercised for shares that Spinco holds or shares that a corporate shareholder holds, if Spinco directly or indirectly owns more than one-tenth of the outstanding capital stock of such shareholder. The articles of incorporation of Spinco will not prohibit cumulative voting. Accordingly, the Korean Commercial Code will permit holders of an aggregate of 3% or more of the outstanding shares of Spinco with voting rights to request cumulative voting when electing two or more directors.

The Korean Commercial Code and the articles of incorporation of Spinco will provide that an ordinary resolution may be adopted if the holders of at least a majority of those shares of common stock present or represented at a meeting approve the resolution and the majority also represents at least one-fourth of the total number of its issued and outstanding shares of common stock. The Korean Commercial Code provides that the holders of at least two-thirds of those shares present or represented at a meeting must approve the adoption of a special resolution, and the special majority must represent at least one-third of the total issued and outstanding shares with voting rights of the company. Special resolutions will be required to:

•	amend the articles of incorporation;

•	change the authorized share capital of Spinco;

•	remove a director;

•	dissolve, merge or consolidate Spinco;

•	transfer the whole or a significant part of the business of Spinco;

•	acquire all of the business of another company;

•	acquire a part of the business of another company that has a material effect on the business of Spinco; and

•	issue new shares at a price lower than their par value.

A shareholder may exercise its voting rights by proxy given to another person. The proxy must present the power of attorney before the start of the meeting.

Liquidation Rights

If Spinco is liquidated, the assets remaining after the payment of all its debts, liquidation expenses and taxes will be distributed to shareholders in proportion to the number of shares they hold. Holders of class shares will have no preferences in liquidation.

General Meetings of Shareholders

There will be two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. Spinco will be required to convene its annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held:

•	when Spinco deems one necessary;

•	at the request of the holders of an aggregate of 3% or more of its outstanding shares;

•	at the request of the holders of an aggregate of 1.5% or more of its outstanding shares with voting rights who have held those shares for at least six months; or

•	at the request of any member of its audit committee.

Meeting agendas will be determined by the board of directors of Spinco or proposed by holders of an aggregate of 3% or more of its outstanding shares with voting rights or by holders of an aggregate of 1% (0.5% for listed companies with not less than Won 100 billion of equity capital as of the end of immediately preceding fiscal year) or more of those shares who have held those shares for at least six months by way of a written proposal to the board of directors at least six weeks before the meeting. Spinco must give shareholders written notices or e-mail notices stating the date, place and agenda of the meeting at least two weeks before the date of the meeting. However, Spinco may give notice to holders of 1% or less of the total number of issued and outstanding shares that are entitled to vote by placing at least two public notices at least two weeks in advance of the meeting in Hankuk Kyungje Shinmoon and Maeil Kyungjae Shinmoon, newspapers of general circulation in Seoul, Korea, or by notification on the electronic disclosure system operated by the Financial Supervisory Service or the Korea Exchange. Shareholders who are not recorded on the shareholders’ register as of the record date will not be entitled to receive notice of the general meeting of shareholders or to attend or vote at the meeting.

Spinco will generally hold its general meeting of shareholders at its head office, which is its registered head office. If necessary, it may hold the meeting anywhere in the vicinity of its head office.

Rights of Dissenting Shareholders

Pursuant to the Financial Investment Services and Capital Markets, in certain limited circumstances, dissenting holders of shares of the common stock and class shares of Spinco will have the right to require it to purchase their shares. These circumstances include:

•	if Spinco transfers all or any significant part of its business;

•	if Spinco acquires a part of the business of any other company and the acquisition has a material effect on the business of Spinco; or

•	if Spinco merges or consolidates with another company.

To exercise this right, shareholders must submit to Spinco a written notice of their intention to dissent prior to the general meeting of shareholders called to approve the transaction in question. Within 20 days after the date on which shareholders pass the relevant resolution at the general meeting, the dissenting shareholders must request in writing that Spinco purchase their shares. Spinco must purchase those shares within one month after the end of the request period at a negotiated price. If Spinco cannot agree with the shareholder on a purchase price through negotiations, the price will be the arithmetic mean of the weighted average of the daily stock prices on the KRX KOSPI Market for:

•	the two-month period prior to the date the relevant board of directors’ resolution was adopted;

•	the one-month period prior to the date the relevant board of directors’ resolution was adopted; and

•	the one-week period prior to the date the relevant board of directors’ resolution was adopted.

Pursuant to the Financial Investment Services and Capital Markets Act, if Spinco or the dissenting shareholders do not accept the purchase price, either party may bring a claim in court.

Required Disclosure of Ownership

Under Korean law, shareholders who beneficially hold more than a certain percentage of common stock of Spinco, or who are related to or are acting in concert with other holders of certain percentages of its common stock or its other equity securities, must report their holdings to various governmental authorities. For a description of the required disclosure of ownership, see “Item 10.D. Exchange Controls—Reporting Requirements for Holders of Substantial Interests” of the SK Telecom 20-F, which is incorporated herein by reference.

Other Provisions

Record Date. The record date for annual dividends will be December 31. The Korean Commercial Code and the articles of incorporation of Spinco will permit, upon at least two weeks’ public notice, the setting of a record date for the purpose of determining the shareholders entitled to certain rights pertaining to the shares.

Annual and Interim Reports. At least one week before the annual general meeting of shareholders, Spinco must make its annual report and audited financial statements available for inspection at its head office and at all of its branch offices. Spinco must make copies of its annual reports, its audited financial statements and any resolutions adopted at the general meeting of shareholders available to its shareholders.

Under the Financial Investment Services and Capital Markets Act, Spinco must file with the Financial Services Commission and the KRX KOSPI Market:

•	an annual report within 90 days after the end of each fiscal year;

•	a half-year report within 45 days after the end of the first six months of each fiscal year; and

•	quarterly reports within 45 days after the end of the first three months and nine months of each fiscal year.

Copies of these reports will be available for public inspection at the Financial Services Commission and the KRX KOSPI Market.

Transfer of Shares. Following the expected listing of Spinco’s common shares on the KRX KOSPI Market, the transfer of Spinco’s common shares will be effected by electronic registration of such transfer on the relevant securities accounts of shareholders and transferees. For this purpose, a shareholder is required to open a customer securities account with a securities account management institution in Korea. In addition, a non-resident shareholder must designate and file with Spinco’s transfer agent an agent authorized to receive notice on its behalf in Korea and a mailing address in Korea.

Under current Korean regulations, Korean foreign exchange banks, investment dealers, investment brokers, collective investment companies (including licensed branches of non-Korean banks, investment dealers, investment brokers and collective investment companies), internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Foreign shareholders may appoint a standing proxy from the foregoing and generally may not allow any person other than the standing proxy to exercise rights to the acquired shares or perform any tasks related thereto on their behalf.

Foreign exchange controls and securities regulations will apply to the transfer of shares by non-residents or non-Koreans. See “Item 10.D. Exchange Controls” of the SK Telecom 20-F, which is incorporated herein by reference.

Acquisition by Spinco of Its Shares. Under the Korean Commercial Code, Spinco may acquire shares of its own capital stock under its name and for its own account upon a resolution of the general meeting of shareholders by either (i) purchasing such shares on the applicable stock exchange with respect to marketable securities traded on such stock exchange or (ii) purchasing shares, other than any redeemable shares as defined in Article 345, Paragraph (1) of the Korean Commercial Code, from each shareholder in proportion to their existing shareholding ratio through the methods set forth in the Presidential Decree under Article 345, Paragraph (1) of the Korean Commercial Code, provided that the total purchase price may not exceed the amount of Spinco’s profit that may be distributed as dividends for the immediately preceding fiscal year.

In addition, pursuant to the Financial Investment Services and Capital Markets Act and after submission of certain reports to the Financial Services Commission, Spinco may purchase its own capital stock on the KRX KOSPI Market or through a tender offer. Spinco may also acquire interests in its capital stock through agreements with trust companies, securities investment companies or investment trust management companies. The aggregate purchase price of its capital stock may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year.

In general, subsidiaries, 50% or more of the shares of which are owned by Spinco will not be permitted to acquire the capital stock of Spinco.

INFORMATION ABOUT SK TELECOM

SK Telecom is a corporation organized under the laws of Korea with its principal executive offices at 65, Eulji-ro, Jung-gu, Seoul 04539, Korea. The telephone number of SK Telecom at this location is +82-2-6100-2114. The SK Telecom 20-F, which is incorporated by reference into this Information Statement, contains a description of its business and a review of its financial condition and performance through December 31, 2020.

Following the Spin-off, SK Telecom will continue to operate its businesses other than the Spin-off Businesses, primarily its cellular and fixed-line telecommunications businesses.

MAJOR SHAREHOLDERS

Following the Spin-off, shareholders of SK Telecom will initially have the same percentage ownership of the outstanding common stock of Spinco as their percentage ownership of the outstanding common stock of SK Telecom. The following table presents information regarding the beneficial ownership of SK Telecom’s common stock as of June 30, 2021 by each person or entity known to SK Telecom to own beneficially more than 5.0% of the outstanding shares of its common stock:

Shareholder	Number of Shares	Percentage of Total Shares Issued(2)	Percentage of Total Shares Outstanding(3)
SK Inc.	21,624,120	30.0%	30.4%
National Pension Service	7,205,438	10.0	10.1
Treasury shares(1)	899,500	1.2	—

(1)	Treasury shares do not have any voting rights.
(2)	Calculated based on 72,060,143 total issued shares, which include 899,500 treasury shares, as of June 30, 2021.
(3)	Calculated based on 71,160,643 total outstanding shares as of June 30, 2021.

Except as described above, no other persons or entities known by SK Telecom to be acting in concert, directly or indirectly, jointly or severally, own in excess of 5.0% of SK Telecom’s total shares outstanding or exercise control or could exercise control over SK Telecom’s business.

INDEPENDENT ACCOUNTANTS

The combined carve-out financial statements of Spinco as of and for the years ended December 31, 2018, 2019 and 2020 included in this Information Statement have been audited by KPMG Samjong Accounting Corp., an independent registered public accounting firm, as stated in their report appearing herein. Their report on the combined carve-out financial statements as of and for the years ended December 31, 2018, 2019 and 2020 contains an emphasis of matter paragraph regarding the basis of preparation of those financial statements.

ANNEX 1

INVESTOR CERTIFICATION FORM

(To be completed by or on behalf of all shareholders of SK Telecom Co. Ltd. (“SK Telecom”) who are residents of the United States receiving the shares of common stock of SK Square Co., Ltd. (the “Company”))

To be eligible to receive the shares of the Company’s common stock, each holder of common shares of SK Telecom (or a broker acting on its behalf) must fill out, sign and return this certification form via e-mail or facsimile to SK Telecom at:

SK Telecom Co., Ltd.

Attention: Investor Relations

SK T-Tower

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

Telephone number: +82-2-6100-2114

Facsimile number: +82-2-6100-7830

E-mail: skt.ir@sk.com

Re:	Distribution of Shares of Common Stock (the “Securities”) of SK Square Co., Ltd. (the “Company”)

Ladies and Gentlemen:

In connection with the spin-off of certain businesses of SK Telecom Co., Ltd. (“SK Telecom”) and our receipt of the Securities, the undersigned hereby represents and warrants (on its behalf or on behalf of the beneficial owner receiving the Securities, as applicable) to SK Telecom and the Company as follows:

1.

We understand that the Securities have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and are being distributed in a transaction that is exempt from or not subject to the registration requirements of the Securities Act. We further understand that the Company has not been and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), in reliance on the exception set forth in Section 3(c)(7) of the Investment Company Act.

2.	(a) The undersigned was (or, if the undersigned is a broker-dealer, its customer was) a beneficial owner of SK Telecom’s common shares as of October 29, 2021 (the “record date”); and

(b)	The undersigned is (or, if the undersigned is a broker-dealer, its customer is):

CHECK ONE THAT APPLIES:

[ ]

(i) a person that (a) is both a “qualified purchaser,” as defined in Section 2(a)(51) of the Investment Company Act (a “Qualified Purchaser”) and a “qualified institutional buyer” (a “QIB”) as such term is defined in Rule 144A (“Rule 144A”) under the Securities Act receiving the Securities in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and (b) is an institution of a type to which the Securities may be transferred in a transaction exempt from any registration or qualification requirements under the securities laws of the state, territory or possession of the United States in which the holder of SK Telecom’s common shares is located; or

[ ]

(ii) a person that is not a “U.S. person” as defined in Regulation S under the Securities Act (“Regulation S”), who is receiving the Securities in an “offshore transaction” as defined in Regulation S under the Securities Act.

3.

We are receiving the Securities for our own account (or for the account of the beneficial owner) and not with a view to any distribution of the Securities, subject, nevertheless, to the understanding that the disposition of our property shall at all times be and remain within our control.

4.

We understand that the Securities will be distributed in reliance on the exception set forth in Section 3(c)(7) of the Investment Company Act and the exemption provided by Section 4(a)(2) of the Securities Act (i.e., to holders who have certified as to the status set forth in paragraph 2(b)(i) above).

5.

We agree that in the event that at some future time we wish to dispose of any of the Securities, we will not do so unless we comply with the applicable restrictions described in the legends above and unless:

(a)	the Securities are sold to the Company or any affiliate thereof;

(b)

the Securities are sold to a Qualified Purchaser and QIB that, prior to such transfer, furnishes to the Company or its designee a signed letter containing certain representations and agreements substantially in the form of this letter (provided that such person may represent that it is acquiring the Securities in reliance upon Rule 144A); or

(c)	the Securities are sold outside the United States in compliance with Rule 903 or Rule 904 of Regulation S under the Securities Act.

6.	In receiving the Securities, we are not intending to evade, either alone or in conjunction with any other person, the requirements of the Investment Company Act.

7.

We acknowledge, represent and agree on each day from and including the date of our purchase of the Securities through and including the date of our disposition of the Securities that we are not ourselves, and are not acquiring the Securities with “plan assets” of, an employee benefit or other plan or individual retirement account subject to Part 4 of Subtitle B of Title I of ERISA or Section 4975 of the Code (each, a “Plan”), or an entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity or otherwise.

8.	We will notify SK Telecom promptly if any of the foregoing ceases to be true prior to the closing of the distribution.

9.

We will not, and any customer or other person for whom we are acting has agreed with us that it will not, reproduce any information furnished to us by the Company in connection with the distribution or disclose, or make available that information, to any other person.

10.	We will not deposit the Securities into any unsponsored American depositary receipts program.

Name of beneficial owner:	SAMPLE – DO NOT COMPLETE FORM

Address of beneficial owner (including post code and country):

Name of certifying person or entity (if different):

Signature:

Print name and title of signer:

Contact name, telephone and e-mail:

Independent Auditors’ Report

To the Shareholders and the Board of Directors

SK Telecom Co., Ltd.:

We have audited the accompanying combined carve-out financial statements of SK Telecom Co., Ltd.’s business of managing the equity interests in certain investees engaged in, among other things, semiconductor and new information and communication technologies (“New ICT”) businesses and making new investments (“the Spin-off Businesses”), which comprise the combined carve-out statements of financial position as of December 31, 2020, 2019 and 2018, and the related combined carve-out statements of income, comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the combined carve-out financial statements.

Management’s Responsibility for the Combined Carve-out Financial Statements

Management is responsible for the preparation and fair presentation of these combined carve-out financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined carve-out financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined carve-out financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the combined carve-out financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined carve-out financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined carve-out financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined carve-out financial statements referred to above present fairly, in all material respects, the combined carve-out financial position of the Spin-off Businesses as of December 31, 2020, 2019 and 2018, and its combined carve-out financial performance and its combined carve-out cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter — Basis of Preparation

We draw attention to Note 1 and 2 to the combined carve-out financial statements, which describes their basis of preparation, including the approach to and the purpose for preparing them, and that the preparation involves allocations of income, expenses, assets and liabilities. They may not necessarily be indicative of the Spin-off Businesses’ financial position, results of operations, or cash flows had the Spin-off Businesses operated as a separate standalone group during the periods presented, nor are they necessarily indicative of future results. Furthermore, the combined carve-out financial statements do not reflect the financial impact of the separation of the Spin-off Businesses from SK Telecom, such as contractual agreements that were not effective in the presented periods. Our opinion is not modified in respect of this matter.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

July 16, 2021

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Combined Carve-out Statements of Financial Position

As of December 31, 2020, 2019 and 2018

(In millions of won)	Note		December 31, 2020	December 31, 2019	December 31, 2018
Assets
Current Assets:
Cash and cash equivalents	28,29	￦	628,452	847,806	883,871
Short-term financial instruments	6,28,29,31		1,037,432	631,444	701,165
Short-term investment securities	11,28,29		40,007	15,406	5,366
Accounts receivable – trade, net	7,28,29,30		317,550	370,564	267,406
Short-term loans, net	7,28,29,30		1,959	2,063	156
Accounts receivable – other, net	7,28,29,30		581,105	507,740	459,257
Contract assets	9,29		16,797	8,087	457
Prepaid expenses	8		15,587	14,081	11,482
Inventories, net	10		21,790	22,162	38,538
Advanced payments and others	7,28,29		25,435	34,785	33,668

			2,686,114	2,454,138	2,401,366

Non-Current Assets:
Long-term financial instruments	6,28,29		518	516	519
Long-term investment securities	11,28,29		430,889	227,492	157,963
Investments in associates and joint ventures	13		12,494,118	11,653,029	11,310,943
Property and equipment, net	14,15,30		783,458	754,105	745,571
Goodwill	12,16		1,268,444	1,266,089	1,255,122
Intangible assets, net	17		1,118,259	1,156,548	1,203,492
Long-term loans, net	7,28,29,30		5,597	4,423	2,517
Long-term accounts receivable – other	7,28,29,30		2,050	2,855	—
Long-term prepaid expenses	8		29,179	21,641	10,610
Guarantee deposits	7,28,29,30		20,646	18,431	33,485
Long-term derivative financial assets	21,28,29,32		71,212	—	—
Deferred tax assets	27		104,989	110,725	115,262
Other non-current assets	7,28,29		30,659	18,694	10,718

			16,360,018	15,234,548	14,846,202

Total Assets		￦	19,046,132	17,688,686	17,247,568

See accompanying notes to the Combined Carve-out Financial Statements.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Combined Carve-out Statements of Financial Position, Continued

As of December 31, 2020, 2019 and 2018

(In millions of won)	Note		December 31, 2020	December 31, 2019	December 31, 2018
Liabilities and Equity
Current Liabilities:
Accounts payable – trade	28,29,30	￦	201,907	233,412	115,327
Accounts payable – other	28,29,30		533,600	353,435	360,297
Withholdings	28,29,30		575,499	540,740	559,741
Contract liabilities	9		38,329	29,658	33,264
Accrued expenses	28,29		275,694	196,205	219,215
Income tax payable	27		7,619	7,762	5,536
Provisions	19,31		19,289	33,320	38,462
Short-term borrowings	18,28,29,32		47,000	20,000	50,000
Current portion of long-term debt, net	18,28,29,32		—	—	45,085
Current portion of long-term payables – other	28,29,32		—	—	359
Lease liabilities	28,29,30,32		37,357	31,658	—
Other current liabilities			2,604	4,943	4,870

			1,738,898	1,451,133	1,432,156

Non-Current Liabilities:
Debentures, excluding current portion, net	18,28,29,32		23,469	11,618	—
Long-term borrowings, excluding current portion, net	18,28,29,31,32		1,935,654	1,877,744	1,871,809
Long-term payables – other	28,29,32		—	722	636
Long-term lease liabilities	28,29,30,32		48,445	33,139	—
Long-term contract liabilities	9		7,645	7,811	21,848
Defined benefit liabilities	20		123,962	116,105	106,810
Long-term derivative financial liabilities	21,28,29,32		12,115	—	—
Long-term provisions	19,31		4,106	20,948	73,654
Deferred tax liabilities	27		1,991,991	1,799,390	1,790,903
Other non-current liabilities	28,29,30		40,972	44,651	36,712

			4,188,359	3,912,128	3,902,372

Total Liabilities			5,927,257	5,363,261	5,334,528

Equity:
Net Parent Investment	12,22		13,283,027	12,647,032	12,233,080
Accumulated other comprehensive loss	23		(117,432)	(189,622)	(198,210)
Equity attributable to Owners of the Parent Company			13,165,595	12,457,410	12,034,870
Non-controlling interests			(46,720)	(131,985)	(121,830)

Total Equity			13,118,875	12,325,425	11,913,040

Total Liabilities and Equity		￦	19,046,132	17,688,686	17,247,568

See accompanying notes to the Combined Carve-out Financial Statements.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Combined Carve-out Statements of Income

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)	Note		2020	2019	2018
Operating revenue and other income:
Revenue	5,30	￦	2,962,632	2,677,254	1,709,409
Other income	5,25,30		5,553	25,941	7,123

			2,968,185	2,703,195	1,716,532

Operating expenses:	30
Labor			941,688	872,857	467,002
Commissions	8		609,458	547,073	658,659
Depreciation and amortization	5		342,848	326,809	133,408
Leased lines			3,468	3,591	3,788
Advertising			181,824	171,460	183,088
Rent			6,053	9,027	28,770
Cost of goods sold			503,191	466,919	456,243
Others	5,25		373,925	333,297	365,851

			2,962,455	2,731,033	2,296,809

Operating profit (loss)	5		5,730	(27,838)	(580,277)
Finance income	5,26		101,075	21,575	79,562
Finance costs	5,26		174,377	103,125	46,494
Gain relating to investments in subsidiaries, associates and joint ventures, net	5,13		976,369	425,024	3,215,257

Profit before income tax	5		908,797	315,636	2,668,048

Income tax expense	27		182,109	32,833	602,385

Profit for the year			726,688	282,803	2,065,663

Attributable to:
The Parent Company		￦	765,878	310,312	2,061,555
Non-controlling interests			(39,190)	(27,509)	4,108

See accompanying notes to the Combined Carve-out Financial Statements.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Combined Carve-out Statements of Comprehensive Income

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)	Note		2020	2019	2018

Profit for the year		￦	726,688	282,803	2,065,663

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	20		11,027	(7,979)	(4,348)
Net change in other comprehensive income (loss) of investments in associates and joint ventures	13,23		270	(19,269)	(16,330)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	23,26		246,610	(2,234)	(34,324)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income (loss) of investments in associates and joint ventures	13,23		(64,430)	38,926	3,774
Net change in unrealized fair value of derivatives			(201)	—	257
Foreign currency translation differences for foreign operations	23		(17,320)	(8,835)	5,871

Other comprehensive income (loss) for the year, net of taxes			175,956	609	(45,100)

Total comprehensive income		￦	902,644	283,412	2,020,563

Total comprehensive income (loss) attributable to:
The Parent Company		￦	849,223	312,421	2,028,976
Non-controlling interests			53,421	(29,009)	(8,413)

See accompanying notes to the Combined Carve-out Financial Statements.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Combined Carve-out Statements of Changes in Equity

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)		Attributable to the Parent Company
		Net Parent Investment	Accumulated other comprehensive income (loss)	Total	Non-controlling interests	Total Equity
Balance, December 31, 2017	￦	8,954,271	(164,537)	8,789,734	185,181	8,974,915
Impact of adopting IFRS 9 (note 3)		5,442	(5,442)	—	—	—

Balance, January 1, 2018		8,959,713	(169,979)	8,789,734	185,181	8,974,915
Total comprehensive income:
Profit for the year		2,061,555	—	2,061,555	4,108	2,065,663
Other comprehensive loss (note 13,20,23,26)		(4,348)	(28,231)	(32,579)	(12,521)	(45,100)

		2,057,207	(28,231)	2,028,976	(8,413)	2,020,563

Transactions with owners:
Share option (note 22)		11	—	11	195	206
Changes in ownership in subsidiaries		367,058	—	367,058	(298,793)	68,265
Net contribution(distribution) from(to) parent entity		849,091	—	849,091	—	849,091

		1,216,160	—	1,216,160	(298,598)	917,562

Balance, December 31, 2018	￦	12,233,080	(198,210)	12,034,870	(121,830)	11,913,040

See accompanying notes to the Combined Carve-out Financial Statements.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Combined Carve-out Statements of Changes in Equity, Continued

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)		Attributable to the Parent Company
		Net Parent Investment	Accumulated other comprehensive income (loss)	Total	Non-controlling interests	Total Equity
Balance, December 31, 2018	￦	12,233,080	(198,210)	12,034,870	(121,830)	11,913,040
Impact of adopting IFRS 16 (note 3)		(747)	—	(747)	(503)	(1,250)

Balance, January 1, 2019		12,232,333	(198,210)	12,034,123	(122,333)	11,911,790
Total comprehensive income:
Profit for the year		310,312	—	310,312	(27,509)	282,803
Other comprehensive income (loss) (note 13,20,23,26)		(6,406)	8,515	2,109	(1,500)	609

		303,906	8,515	312,421	(29,009)	283,412

Transactions with owners:
Annual dividends		—	—	—	(21,150)	(21,150)
Interim dividends		—	—	—	(8,650)	(8,650)
Share option (note 22)		5	—	5	764	769
Changes in ownership in subsidiaries		47,514	—	47,514	48,393	95,907
Net contribution(distribution) from(to) parent entity		63,274	73	63,347	—	63,347

		110,793	73	110,866	19,357	130,223

Balance, December 31, 2019	￦	12,647,032	(189,622)	12,457,410	(131,985)	12,325,425

See accompanying notes to the Combined Carve-out Financial Statements.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Combined Carve-out Statements of Changes in Equity, Continued

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)		Attributable to the Parent Company
		Net Parent Investment	Accumulated other comprehensive income (loss)	Total	Non-controlling interests	Total Equity
Balance, January 1, 2020	￦	12,647,032	(189,622)	12,457,410	(131,985)	12,325,425
Total comprehensive income:
Profit for the year		765,878	—	765,878	(39,190)	726,688
Other comprehensive income (loss) (note 13,20,23,26)		11,078	72,267	83,345	92,611	175,956

		776,956	72,267	849,223	53,421	902,644

Transactions with owners:
Annual dividends		—	—	—	(5,771)	(5,771)
Share option (note 22)		3	—	3	1,256	1,259
Changes in ownership in subsidiaries		(141,644)	—	(141,644)	36,359	(105,285)
Net contribution(distribution) from (to) parent entity		680	(77)	603	—	603

		(140,961)	(77)	(141,038)	31,844	(109,194)

Balance, December 31, 2020	￦	13,283,027	(117,432)	13,165,595	(46,720)	13,118,875

See accompanying notes to the Combined Carve-out Financial Statements.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Combined Carve-out Statements of Cash Flows

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)	Note		2020	2019	2018

Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	726,688	282,803	2,065,663
Adjustments for income and expenses	32		(280,694)	124,241	(2,144,313)
Changes in assets and liabilities related to operating activities	32		52,223	(269,548)	(388,860)

			498,217	137,496	(467,510)
Interest received			13,104	16,915	9,909
Dividends received			146,100	222,756	164,281
Interest paid			(109,947)	(100,871)	(21,633)
Income tax paid			(40,655)	(21,730)	(33,717)

Net cash provided by (used in) operating activities			506,819	254,566	(348,670)

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	108,662	—
Decrease in short-term investment securities, net			—	—	14,686
Collection of short-term loans			547	231	1,102
Decrease in long-term financial instruments			—	3	2
Proceeds from disposals of long-term investment securities			34,862	705	182,116
Proceeds from disposals of investments in associates and joint ventures			2,056	220	53
Proceeds from disposals of property and equipment			3,956	2,507	2,062
Proceeds from disposals of intangible assets			1,579	1,454	1,864
Collection of long-term loans			2,527	3,193	2,410
Decrease in deposits			3,679	1,402	215
Collection of lease receivables			—	2,367	—
Proceeds from disposals of subsidiaries			165	4,802	—
Cash inflow from business combination			—	5,016	30,762

			49,371	130,562	235,272
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(405,713)	—	(181,739)
Increase in short-term investment securities, net			(24,001)	(9,768)	—
Increase in short-term loans			(178)	(1,482)	(23)
Increase in long-term loans			(3,966)	(4,727)	—
Increase in long-term financial instruments			(2)	—	(2)
Acquisitions of long-term investment securities			(910)	(31,117)	(1,000)
Acquisitions of investments in associates and joint ventures			(40,991)	(106,684)	(17,649)
Acquisitions of property and equipment			(268,428)	(238,430)	(78,505)
Acquisitions of intangible assets			(40,982)	(32,206)	(42,604)
Increase in deposits			(7,350)	(2,802)	(271)
Increase in other non-current assets			—	—	(119)
Cash outflow for business combinations			(3,723)	(36,833)	(756,901)
Cash outflow for disposal and liquidation of subsidiaries			—	(927)	(1,814)

			(796,244)	(464,976)	(1,080,627)

Net cash used in investing activities		￦	(746,873)	(334,414)	(845,355)

See accompanying notes to the Combined Carve-out Financial Statements.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Combined Carve-out Statements of Cash Flows, Continued

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)	Note		2020	2019	2018
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		￦	27,000	—	—
Proceeds from long-term borrowings			1,934,850	—	1,870,325
Transactions with non-controlling shareholders			1,448	101,393	499,898
Net contribution from parent entity			10,932	75,474	846,571

			1,974,230	176,867	3,216,794

Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(30,466)	(39,111)
Repayments of long-term borrowings			(1,900,000)	(40,000)	(1,738,638)
Cash outflows from settlement of derivatives			—	—	(65)
Payments of dividends			(10,771)	—	—
Repayments of lease liabilities			(22,741)	(19,163)	—
Transactions with non-controlling shareholders			(6,515)	(39,345)	(76,805)

			(1,940,027)	(128,974)	(1,854,619)

Net cash provided by financing activities			34,203	47,893	1,362,175

Net increase (decrease) in cash and cash equivalents			(205,851)	(31,955)	168,150
Cash and cash equivalents at beginning of the year			847,806	883,871	713,015
Effects of exchange rate changes on cash and cash equivalents			(13,503)	(4,110)	2,706

Cash and cash equivalents at end of the year		￦	628,452	847,806	883,871

See accompanying notes to the Combined Carve-out Financial Statements.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

1.	Presentation of the Spin-off Businesses

(1)	General Information

SK Telecom Co., Ltd. (“the Parent Company” or “SK Telecom”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange.

On June 10, 2021, SK Telecom announced that its Board of Directors resolved to approve the proposed plan (“the Separation Proposal”) to establish a new company (“SpinCo”) through a spin-off (“the Spin-off”) of its business of managing the equity interests in certain investees engaged in, among other things, semiconductor and new information and communication technologies (“New ICT”) businesses and making new investments (“the Spin-off Businesses”). Following the Spin-off, SpinCo will primarily engage in the business of managing its equity interests in the Spin-off Businesses and making new investments, and SK Telecom will continue to engage in the remaining businesses of SK Telecom, primarily SK Telecom’s cellular and fixed-line telecommunications businesses. The Spin-off Businesses were a part of SK Telecom and its subsidiaries (together referred to as “SK Telecom Group”) and include SK Telecom’s division dedicated to the holding and managing investment activities, twenty seven subsidiaries, and investments in nine associates and four joint ventures. The Spin-off Businesses will be separated from the remaining businesses of SK Telecom Group through the Spin-off that, if completed in their entirety, will result in the transfer of the Spin-off Businesses to the SpinCo. The Spin-off will permit SpinCo to strengthen competitiveness and concentrate its financial resources solely on its own operations in semiconductor and New ICT industries and increase transparency in governance and stability in management.

In accordance with the Separation Proposal, SpinCo’s common shares will be distributed pro rata to the shareholders of SK Telecom and SpinCo will be named SKT Investment Co., Ltd (tentative). The Separation Proposal is subject to a number of conditions including final approval at an extraordinary general meeting of SK Telecom’s shareholders to be held on October 12, 2021 and other customary conditions and regulatory approvals and the transaction is expected to be completed in the fourth quarter of 2021.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

1.	Presentation of the Spin-off Businesses, Continued

(2)	Scope and Purpose of the Combined Carve-out Financial Statements

The Spin-off Businesses are not an existing consolidation group for all the years presented. The accompanying combined carve-out financial statements were derived from SK Telecom Group’s consolidated financial statements and accounting records, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board.

These combined carve-out financial statements were prepared for its inclusion in the Information Statement in connection with the shareholder approval for the transaction as mentioned in note 1(1).

SK Telecom’s investment division is included in these financial statements on a carve-out basis from SK Telecom’s standalone financial statements using historical results of operations, cashflows and assets and liabilities attributable to directors and supporting personnel for the investment division and tangible assets including offices used in the activities of the Spin-off Businesses.

(3)	List of subsidiaries within the Spin-off Businesses

The list of subsidiaries within the Spin-off Businesses as of December 31, 2020, 2019 and 2018 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2020	Dec. 31, 2019	Dec. 31 2018
Subsidiaries owned by the Parent Company	One Store Co., Ltd.(*2)	Korea	Telecommunication services	52.1	52.7	65.5
	SK Planet Co., Ltd.	Korea	Telecommunication services, system software development and supply services	98.7	98.7	98.7
	Eleven Street Co., Ltd.(*3,6)	Korea	E-commerce	80.3	80.3	81.8
	DREAMUS COMPANY	Korea	Manufacturing digital audio players and other portable media devices	51.4	51.4	52.6
	SK Infosec Co., Ltd.(*4,6,7)	Korea	Information security service	62.6	100.0	100.0
	Life & Security Holdings Co., Ltd.(*4,6)	Korea	Investment (Holdings company)	—	55.0	55.0
	id Quantique SA(*5,6)	Switzer- land	Quantum information and communications service	68.1	66.8	65.6
	SK Telecom TMT Investment Corp.(*6)	USA	Investment	100.0	100.0	—
	FSK L&S Co., Ltd.(*6)	Korea	Freight and logistics consulting business	60.0	60.0	—
	Incross Co., Ltd.(*6)	Korea	Media representative business	34.6	34.6	—
	T map Mobility Co., Ltd.(*6)	Korea	Mobility business	100.0	100.0	100.0

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

1.	Presentation of the Spin-off Businesses, Continued

(3)	List of subsidiaries within the Spin-off Businesses, Continued

The list of subsidiaries within the Spin-off Businesses as of December 31, 2020, 2019 and 2018 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	Korea	Database and Internet website service	100.0	100.0	100.0
	SK Planet Global Holdings Pte. Ltd.	Singapore	Investment (Holdings company)	100.0	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0	59.0
	shopkick Management Company, Inc.(*6)	USA	Investment	—	—	100.0
	shopkick, Inc.(*6)	USA	Reward points-based in-store shopping application development	—	—	100.0
	Hello Nature Co., Ltd.(*6)	Korea	Retail of agro-fisheries and livestock	—	—	49.9
	SK Planet Japan, K. K.(*6)	Japan	Digital contents sourcing service	—	—	79.8
Subsidiaries owned by DREAMUS COMPANY	iriver Enterprise Ltd.	Hong-Kong	Management of Chinese subsidiaries	100.0	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing of MP3 and 4	100.0	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing of e-book devices	100.0	100.0	100.0
	LIFE DESIGN COMPANY Inc.	Japan	Sales of goods in Japan	100.0	100.0	100.0
	iriver Inc.(*6)	USA	Marketing and sales in North America	—	—	100.0
	groovers Japan Co., Ltd.(*6)	Japan	Digital music contents sourcing and distribution service	—	—	100.0
	groovers Inc.(*6)	Korea	Sales of contents and Mastering Quality Sound album	—	—	100.0
Subsidiary owned by SK Infosec Co., Ltd.	SK infosec Information Technology(Wuxi) Co., Ltd.(*6)	China	System software development and supply services	100.0	100.0	—
	ADT CAPS Co., Ltd.(*6,7)	Korea	Unmanned security	100.0	100.0	100.0
	CAPSTEC Co., Ltd.(*6)	Korea	Manned security	100.0	100.0	100.0
	ADT SECURITY Co., Ltd.(*6)	Korea	Sales and trade of anti-theft devices and surveillance devices	—	100.0	100.0
Subsidiary owned by id Quantique SA	Id Quantique LLC(*6)	Korea	Quantum information and communications service	100.0	100.0	100.0

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

1.	Presentation of the Spin-off Businesses, Continued

(3)	List of subsidiaries within the Spin-off Businesses, Continued

The list of subsidiaries within the Spin-off Businesses as of December 31, 2020, 2019 and 2018 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.(*6)	China	Logistics business	66.0	66.0	—
	FSK L&S(Hungary) Co., Ltd.(*6)	Hungary	Logistics business	100.0	100.0	—
	FSK L&S VIETNAM COMPANY LIMITED(*6)	Vietnam	Logistics business	100.0	—	—
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.(*6)	Korea	Service operation	100.0	100.0	—
	Mindknock Co., Ltd.(*6)	Korea	Software development	100.0	100.0	—

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	The ownership interest has changed as third-party share option of One Store Co., Ltd. was exercised during the year ended December 31, 2020.
(*3)

80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 18.2% of redeemable convertible preferred shares with voting rights by non-controlling shareholders. For the year ended December 31, 2019, Eleven Street Co., Ltd. acquired 1.5% of its outstanding shares from SK Planet Co., Ltd., which is currently held as treasury shares as of December 31, 2020. The Parent Company is obliged to guarantee dividend of at least 1% per annum of the preferred share’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or at the end of qualifying listing period, whichever occurs first. The present value of obligatory dividends amounting to W14,297 million are recognized as financial liabilities as of December 31, 2020.

(*4)

SK Infosec Co., Ltd. merged with Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, to improve management efficiency on December 30, 2020. SK Telecom Group acquired 34,200,560 shares of SK Infosec Co., Ltd. based on the exchange ratio on December 30, 2020. As a result of merger, SK Telecom’s ownership interest of SK Infosec Co., Ltd. has changed from 100% to 62.6%.

(*5)

The ownership has changed due to a non-proportional paid-in capital increase of id Quantique SA during the year ended December 31, 2019. In addition, the Parent Company participated in a third-party allotment offering and acquired 4,166,667 shares on July 23, 2020.

(*6)	Details of changes in the consolidation scope for the years ended December 31, 2020, 2019 and 2018 are presented in note 1 (5).
(*7)

SK Infosec Co., Ltd., a subsidiary of the Parent Company, merged with ADT CAPS Co., Ltd. to improve management efficiency on March 4, 2021. SK Infosec Co., Ltd. As a result of merger, SK Infosec Co., Ltd. changed its company name to ADT CAPS Co., Ltd.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

1.	Presentation of the Spin-off Businesses, Continued

(4)	Condensed financial information of subsidiaries within the Spin-off Businesses

Condensed financial information of significant subsidiaries within the Spin-off Businesses as of and for the year ended December 31, 2020 is as follows:

(In millions of won)
		As of December 31, 2020			2020
Subsidiary		Total assets	Total liabilities	Total equity	Revenue	Profit (loss)
Eleven Street Co., Ltd.	￦	999,225	542,534	456,691	545,556	(29,623)
SK m&service Co., Ltd.		129,738	74,962	54,776	214,949	2,759
K-net Culture and Contents Venture Fund		377,683	65,896	311,787	—	(44,737)
SK Planet Co., Ltd.		536,981	214,846	322,135	276,462	1,305
DREAMUS COMPANY(*1)		172,443	76,642	95,801	226,329	(23,068)
SK Infosec Co., Ltd.(*2)		2,927,396	2,550,936	376,460	1,327,150	14,227
One Store Co., Ltd.		243,442	99,943	143,499	155,218	1,952
FSK L&S Co., Ltd.(*3)		66,117	35,192	30,925	205,623	3,022
Incross Co., Ltd.(*4)		179,308	104,778	74,530	39,440	12,307

(*1)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*2)

The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SK infosec Information Technology (Wuxi) Co., Ltd. and two other subsidiaries of SK Infosec Co., Ltd. and including profit and loss which Life Security & Holdings Co., Ltd. recognized prior to the merger.

(*3)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and two other subsidiaries of FSK L&S Co., Ltd.
(*4)	The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

1.	Presentation of the Spin-off Businesses, Continued

(4)	Condensed financial information of subsidiaries within the Spin-off Businesses, Continued

Condensed financial information of significant subsidiaries within the Spin-off Businesses as of and for the year ended December 31, 2019 is as follows:

(In millions of won)
		As of December 31, 2019			2019
Subsidiary		Total assets	Total liabilities	Total equity	Revenue	Profit (loss)
Eleven Street Co., Ltd.	￦	923,424	446,432	476,992	530,489	(5,077)
SK m&service Co., Ltd.		109,699	58,605	51,094	218,848	2,448
K-net Culture and Contents Venture Fund		151,493	21,163	130,330	—	(294)
SK Planet Co., Ltd.		595,838	278,438	317,400	275,544	1,214
DREAMUS COMPANY(*1)		171,586	53,669	117,917	196,961	(48,006)
Life & Security Holdings Co., Ltd.(*2)		2,639,781	2,330,920	308,861	913,301	12,703
SK Infosec Co., Ltd. (*3)		158,424	61,644	96,780	270,423	18,520
One Store Co., Ltd.		236,329	93,625	142,704	135,116	(5,415)
FSK L&S Co., Ltd.(*4)		47,550	19,651	27,899	130,872	306
Incross Co., Ltd.(*5)		144,263	78,519	65,744	19,787	5,756

(*1)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*2)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries of Life & Security Holdings Co., Ltd.

(*3)	The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SK infosec Information Technology (Wuxi) Co., Ltd.
(*4)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and another subsidiary of FSK L&S Co., Ltd.
(*5)

The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary from the date of acquisition to December 31, 2019.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

1.	Presentation of the Spin-off Businesses, Continued

(4)	Condensed financial information of subsidiaries within the Spin-off Businesses, Continued

Condensed financial information of the significant subsidiaries within the Spin-off Businesses as of and for the year ended December 31, 2018 is as follows:

(In millions of won)
		As of December 31, 2018			2018
Subsidiary		Total assets	Total liabilities	Total equity	Revenue	Profit (loss)
Eleven Street Co., Ltd.(*1)	￦	1,045,946	495,907	550,039	228,000	(9,507)
SK m&service Co., Ltd.		97,924	48,182	49,742	208,936	(119)
K-net Culture and Contents Venture Fund		147,691	20,873	126,818	—	58,584
SK Planet Co., Ltd.		753,630	436,501	317,129	672,648	(436,106)
DREAMUS COMPANY(*2)		204,479	44,620	159,859	137,849	(21,314)
Life & Security Holdings Co., Ltd.(*3)		2,611,838	2,261,456	350,382	197,487	6,038
SK Infosec Co., Ltd.(*4)		183,896	54,301	129,595	—	—
One Store Co., Ltd.		116,716	65,890	50,826	110,284	(13,903)

(*1)	The condensed financial information of Eleven Street Co., Ltd. includes four months of revenue and profit and loss since the spin-off on August 31, 2018.
(*2)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of DREAMUS COMPANY.
(*3)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries, including 3 months of revenue and profit and loss since Life & Security Holdings Co., Ltd. was acquired by the Parent Company on October 1, 2018.

(*4)	SK Infosec Co., Ltd. was acquired by the Parent Company and newly included in consolidation as of December 27, 2018.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

1.	Presentation of the Spin-off Businesses, Continued

(5)	Changes in subsidiaries within the Spin-off Businesses

1)	The list of subsidiaries that were newly included within the Spin-off Businesses during the years ended December 31, 2020, 2019 and 2018 are as follows:

	Subsidiary	Reason
2020	FSK L&S VIETNAM COMPANY LIMITED	Established by FSK L&S Co., Ltd.
	T map Mobility Co., Ltd.	Spin-off from the Spin-off Businesses (Assumed as a subsidiary since 2018)

2019	SK Telecom TMT Investment Corp.	Established by the Spin-off Businesses
	FSK L&S Co., Ltd.	Acquired by the Spin-off Businesses
	FSK L&S (Shanghai) Co., Ltd.	Subsidiary of FSK L&S Co., Ltd.
	Incross Co., Ltd.	Acquired by the Spin-off Businesses
	Infra Communications Co., Ltd.	Subsidiary of Incross Co., Ltd.
	Mindknock Co., Ltd.	Acquired by Incross Co., Ltd.
	SKinfosec Information Technology (Wuxi) Co., Ltd.	Established by SK Infosec Co., Ltd.
	FSK L&S (Hungary) Co., Ltd.	Established by FSK L&S Co., Ltd.

2018	Eleven Street Co., Ltd.	Spun-off from SK Planet Co., Ltd.
	id Quantique SA	Acquired additional ownership interests by the Spin-off Businesses
	groovers Inc.	Acquired additional ownership interests by IRIVER LIMITED
	Life & Security Holdings Co., Ltd.	Acquired by the Spin-off Businesses
	ADT CAPS Co., Ltd.	Subsidiary of Life & Security Holdings Co., Ltd.
	CAPSTEC Co., Ltd.	Subsidiary of Life & Security Holdings Co., Ltd.
	ADT SECURITY Co., Ltd.	Subsidiary of Life & Security Holdings Co., Ltd.
	SK Infosec Co., Ltd.	Acquired by the Spin-off Businesses
	Id Quantique LLC	Established by id Quantique SA

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

1.	Presentation of the Spin-off Businesses, Continued

(5)	Changes in subsidiaries within the Spin-off Businesses, Continued:

2)	The list of subsidiaries that were excluded from the Spin-off Businesses during the years ended December 31, 2020, 2019 and 2018 are as follows:

	Subsidiary	Reason
2020	ADT SECURITY Co., Ltd.	Merged into ADT CAPS Co., Ltd.
	Life & Security Holdings Co., Ltd.	Merged into SK Infosec Co., Ltd.

2019	groovers Inc.	Merged into DREAMUS COMPANY
	shopkick Management Company, Inc.	Disposed
	shopkick, Inc.	Disposed
	iriver Inc.	Disposed
	groovers Japan Co., Ltd.	Merged into LIFE DESIGN COMPANY Inc.
	SK Planet Japan, K. K.	Disposed

2018	11street (Thailand) Co., Ltd.	Disposed by SK Planet Co., Ltd.
	Hello Nature Co., Ltd.	Loss of control due to third parties’ investments
	SK techx Co., Ltd.	Merged into SK Planet Co., Ltd.
	SK Planet Global PTE. Ltd.	Liquidated
	NSOK Co., Ltd.	Merged into ADT CAPS Co., Ltd.
	S.M. Mobile Communications JAPAN Inc.	Merged into groovers Japan Co., Ltd.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

1.	Presentation of the Spin-off Businesses, Continued

(6)	The financial information of significant non-controlling interests of the Spin-off Businesses as of and for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	SK Infosec Co., Ltd.(*)	Incross Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.4	18.2	37.4	55.2

	As of December 31, 2020
Current assets	~~W~~	146,278	215,672	896,828	306,520	165,668
Non-current assets		26,165	27,770	102,397	2,620,876	13,640
Current liabilities		(72,762)	(96,139)	(508,427)	(417,194)	(101,065)
Non-current liabilities		(3,880)	(3,804)	(34,107)	(2,133,742)	(3,713)
Net assets		95,801	143,499	456,691	376,460	74,530
Fair value adjustment and others		—	—	(14,297)	(1,227,442)	—
Net assets on the consolidated financial statements		95,801	143,499	442,394	(850,982)	74,530
Carrying amount of non-controlling interests		47,452	68,573	81,754	(318,267)	46,010

	2020
Revenue	~~W~~	226,329	155,218	545,556	1,327,150	39,440
Profit (loss) for the year		(23,068)	1,952	(29,623)	14,227	12,307
Depreciation of the fair value adjustment and others		—	—	(492)	(19,229)	—
Profit (loss) for the year on the consolidated financial statements		(23,068)	1,952	(30,115)	(5,002)	12,307
Total comprehensive income (loss)		(22,740)	2,278	(15,793)	(3,758)	12,145
Profit (loss) attributable to non-controlling interests		(10,770)	930	(5,565)	(12,432)	7,568

Net cash provided by operating activities	~~W~~	15,223	38,006	65,499	248,524	24,629

Net cash used in investing activities		(2,471)	(62,816)	(71,644)	(229,130)	(2,284)

Net cash provided by (used in) financing activities		(2,329)	(2,499)	(18,059)	11,134	(4,278)
Effects of exchange rate changes on cash and cash equivalents		(2,053)	—	(385)	(554)	—
Net increase (decrease) in cash and cash equivalents		8,370	(27,309)	(24,589)	29,974	18,067
Dividend paid to non-controlling interests during the year ended December 31, 2020	~~W~~	—	—	5,000	17,273	—

(*)	The condensed financial information of SK Infosec Co., Ltd. includes profit and loss, cash flows which Life Security & Holdings Co., Ltd. recognized prior to the merger.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

1.	Presentation of the Spin-off Businesses, Continued

(6)	The financial information of significant non-controlling interests of the Spin-off Businesses as of and for the years ended December 31, 2020, 2019 and 2018 are as follows, Continued:

(In millions of won)
	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.	Incross Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.3	18.2	45.0	65.4

	As of December 31, 2019
Current assets	~~W~~	136,269	208,527	779,568	126,437	133,741
Non-current assets		35,317	27,802	143,856	2,513,344	10,522
Current liabilities		(49,776)	(88,842)	(420,022)	(279,403)	(77,530)
Non-current liabilities		(3,893)	(4,783)	(26,410)	(2,051,517)	(989)
Net assets		117,917	142,704	476,992	308,861	65,744
Fair value adjustment and others		—	—	(18,805)	(1,219,701)	—
Net assets on the consolidated financial statements		117,917	142,704	458,187	(910,840)	65,744
Carrying amount of non-controlling interests		57,175	67,742	84,673	(409,878)	41,074

	2019
Revenue	~~W~~	196,961	135,116	530,489	913,301	19,787
Profit (loss) for the year		(48,006)	(5,415)	(5,077)	12,703	5,756
Depreciation of the fair value adjustment and others		—	—	(614)	(14,913)	—
Profit (loss) for the year on the consolidated financial statements		(48,006)	(5,415)	(5,691)	(2,210)	5,756
Total comprehensive income (loss)		(47,971)	(5,856)	(13,590)	(5,413)	5,396
Profit (loss) attributable to non-controlling interests		(23,281)	(2,256)	(1,064)	(978)	3,630

Net cash provided by (used in) operating activities	~~W~~	(1,387)	14,426	7,980	238,378	(9,331)
Net cash provided by (used in) investing activities		(2,596)	(87,275)	102,366	(194,472)	5,053
Net cash provided by (used in) financing activities		(2,965)	96,189	(72,686)	(51,129)	(4,644)
Effects on exchange rate changes on cash and cash equivalents		197	2	35	—	—
Net increase (decrease) in cash and cash equivalents		(6,751)	23,342	37,695	(7,223)	(8,922)
Dividend paid to non-controlling interests during the year ended December 31, 2019	~~W~~	—	—	17,500	28,786	—

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

1.	Presentation of the Spin-off Businesses, Continued

(6)	The information of significant non-controlling interests of the Spin-off Businesses as of and for the years ended December 31, 2020, 2019 and 2018 are as follows, Continued:

(In millions of won)
	K-net Culture and Contents Venture Fund		DREAMUS COMPANY	One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.(*)
Ownership of non-controlling interests (%)		41.0	47.4	34.5	18.2	45.0

	As of December 31, 2018
Current assets	~~W~~	118	150,014	92,844	923,153	124,091
Non-current assets		147,573	54,465	23,872	122,793	2,487,747
Current liabilities		(20,873)	(41,957)	(63,440)	(486,391)	(243,064)
Non-current liabilities		—	(2,663)	(2,450)	(9,516)	(2,018,392)
Net assets		126,818	159,859	50,826	550,039	350,382
Fair value adjustment and others		—	—	—	(23,191)	(1,216,347)
Net assets on the consolidated financial statements		126,818	159,859	50,826	526,848	(865,965)
Carrying amount of non-controlling interests		51,995	76,204	17,711	95,811	(389,684)

	2018
Revenue	~~W~~	—	137,849	110,284	228,000	197,487
Profit (loss) for the year		58,584	(21,314)	(13,903)	(9,507)	6,038
Depreciation of the fair value adjustment and others		—	—	—	(161)	(2,954)
Profit (loss) for the year on the consolidated financial statements		58,584	(21,314)	(13,903)	(9,668)	3,084
Total comprehensive income (loss)		27,773	(21,125)	(14,386)	(8,897)	(991)
Profit (loss) attributable to non-controlling interests		24,019	(10,094)	(4,791)	(1,758)	1,387

Net cash provided by (used in) operating activities	~~W~~	115,566	13,635	7,181	(69,347)	(23,451)
Net cash provided by (used in) investing activities		600	(10,169)	(11,482)	(470,211)	(139,430)
Net cash provided by (used in) financing activities		(116,150)	69,267	5	494,923	124,076
Net increase (decrease) in cash and cash equivalents		16	72,733	(4,296)	(44,635)	(38,805)
Dividend paid to non-controlling interests during the year ended December 31, 2018	~~W~~	36,178	—	—	—	—

(*)

The financial information of Life & Security Holdings Co., Ltd. is related to the period subsequent to the acquisition by the Parent Company on October 1, 2018 and includes fair value adjustments from the business combination.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

2.	Basis of Preparation

(1) Statement of compliance

These combined carve-out financial statements were prepared on a carve-out and combined basis derived from the consolidated financial statements and accounting records of SK Telecom Group. The accompanying combined carve-out financial statements as of and for the financial years ended December 31, 2020, 2019 and 2018 were prepared in accordance with IFRS, as issued by IASB. They are prepared under the responsibility of management of SK Telecom and were authorized for issue by SKT’s management in connection with the inclusion in the Information Statement for the purpose of U.S. shareholders approval on July 16, 2021. Management of SK Telecom, at the time of approval of the combined carve-out financial statements, has a reasonable expectation that the Spin-off Businesses has adequate resources to continue in its operational existence for the foreseeable future. Therefore the combined carve-out financial statements have been prepared under the assumption of going concern.

The accounting policies applied in the combined carve-out financial statements are, to the extent applicable, consistent with accounting policies applied in the consolidated financial statements of SK Telecom, as described in Note 4 – Accounting policies.

The combined carve-out financial statements reflect all historical assets, liabilities, revenue, expenses, and cash flows that are reasonably attributable to the Spin-off Businesses. All of the allocations and estimates in the combined carve-out financial statements are based on assumptions that the management of SK Telecom believes are reasonable. However, they may not necessarily be indicative of the Spin-off Businesses’ financial position, results of operations, or cash flows had the Spin-off Businesses operated as a separate standalone group during the periods presented, nor are they necessarily indicative of future results. Furthermore, the combined carve-out financial statements do not reflect the financial impact of the separation of the Spin-off Businesses from SK Telecom, such as contractual agreements that were not effective in the presented periods.

(2) Intercompany balances and transactions

To the extent the legal entities in the Spin-off Businesses are not fully owned by the Parent Company, the non-controlling interests have been shown in the combined carve-out statement of financial position as Equity attributable to non-controlling interests. All significant intercompany balances and transactions taking place within the Spin-off Businesses have been eliminated. Other balances and transactions with other entities of SK Telecom Group which are not included in the Spin-off Businesses have not been eliminated but are presented as balances and transactions with related parties in Note 30.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

2.	Basis of Preparation, Continued

(3) Basis of allocation

All separately identifiable assets and liabilities that are directly attributable to the Spin-off Businesses have been included in the combined carve-out financial statements.

Some assets, liabilities, revenue and costs recorded by SK Telecom relate in part to the Spin-off Businesses but are not directly attributable to the Spin-off Businesses, primarily related to SK Telecom’s investment division. Such balances have been allocated to the combined carve-out financial statements based on specific identification or allocation. Allocations were made using headcount, floor area usage, relative percentages of net sales or other methods, which are considered reasonable by management. Income taxes of SK Telecom’s investment division included in these combined carve-out financial statements have been determined using the following methods: 1) Current income tax expense is allocated based on the sources of taxable income and expenses attributable to SK Telecom’s investment division, and the allocated current income taxes are considered to be paid in the same year; 2) deferred taxes arising from temporary differences between the book basis of assets and liabilities allocated to the investment division and the tax basis in SK Telecom’s tax returns are allocated to the investment division, and 3) deferred income tax assets and liabilities recognized by SK Telecom in connection with the investments in subsidiaries and equity method investees included in the Spin-off Businesses are allocated to the investment division in full.

For cash and cash equivalents, balances are allocated to SK Telecom’s investment division are allocated based on the following: 1) the total of cash and cash equivalents and short-term investment allocated are consistent for all periods presented, including the opening balance for 2018, and equal the amount determined to be necessary for the investment division in managing the Spin-off Businesses as of March 31, 2021 pursuant to resolution from the SK Telecom’s board of directors. 2) A minimum amount of cash and cash equivalents necessary for the investment division’s operating costs was also determined in the board of directors’ resolution, and the amount is consistent for all periods presented, including the opening balance for 2018. 3) All short-term investments held by SK Telecom were allocated to the investment division to the extent the amount does not exceed the difference between the amounts mentioned in 1) and 2) above.

For any shortage or surplus in cash and cash equivalent as a result of other assets, liabilities income and costs allocated is presented in as Net Parent Investment in equity and contribution from (distribution to) Parent Company in financing activities in the statements of cash flows.

(4) Share-based payments

The Spin-off Businesses’ key personnel have historically participated in SK Telecom’s share-based incentive plans. The combined carve-out financial statements include employee costs related to these participations based on the awards and terms previously granted to the Spin-off Businesses’ employees. The historical cost of share-based payments may not be indicative of the future expenses that will be incurred through incentive schemes that will be established for the Spin-off Businesses’ key personnel following the Spin-off. The details of SK Telecom’s share option program are disclosed in Note 22.

(5) Net Parent Investment

Net parent investment represents SK Telecom’s historical investment in the Spin-off Businesses and includes accumulated net earnings attributable to SK Telecom, the net effect of transactions with SK Telecom and SK Telecom Group entities, and cost allocations from SK Telecom that were not historically allocated to the Spin-off Businesses.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

2.	Basis of Preparation, Continued

(6) Earnings per share

The information on earnings per share for the Spin-off Businesses pursuant to IAS 33 has not been presented, as the combined entities have not formed a statutory group and, as such, the Spin-off Businesses has no historical capital structure throughout the periods presented.

(7) Basis of measurement

The combined carve-out financial statements have been prepared on the historical cost basis, except for the following material items in the combined carve-out statement of financial position:

✓	derivative financial instruments measured at fair value;

✓	financial instruments measured at fair value through profit or loss (“FVTPL”);

✓	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

✓	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the net of the fair value of plan assets

(8) Functional and presentation currency

Financial statements of entities within the Spin-off Businesses are prepared in functional currency of each entity, which is the currency of the primary economic environment in which each entity operates. The combined carve-out financial statements of the Spin-off Businesses are presented in Korean won, which is the Spin-off Businesses’ functional and presentation currency.

(9) Use of estimates and judgments

The preparation of the combined carve-out financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the combined carve-out financial statements is included in notes for the following areas: consolidation (whether the Spin-off Businesses has de facto control over an investee), determination of stand-alone selling prices.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 7 and 29), estimated useful lives of costs to obtain a contract (notes 8), property and equipment and intangible assets (notes 4 (7), (9), 14 and 17), impairment of goodwill (notes 4 (11) and 16), recognition of provision (notes 4 (17) and 19), measurement of defined benefit liabilities (notes 4 (16) and 20), and recognition of deferred tax assets (liabilities) (notes 4 (22) and 27).

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

2.	Basis of Preparation, Continued

(9) Use of estimates and judgments, Continued

3) Fair value measurement

A number of the Spin-off Businesses’ accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Spin-off Businesses has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Spin-off Businesses regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Spin-off Businesses assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Spin-off Businesses uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

✓	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

✓	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

✓	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Spin-off Businesses recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 21 and note 29.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

3.	Changes in accounting policies

The Spin-off Businesses has initially adopted the amendments to the ’Definition of a Business’ (Amendments to IFRS 3, Business Combination) and ‘Interest Rate Benchmark Reform’ (Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instrument - Recognition and Measurement, IFRS 7, Financial Instruments - Disclosures) from January 1, 2020. A number of other amended standards are effective from January 1, 2020, but they do not have a material effect on the combined carve-out financial statements.

The Spin-off Businesses applied Definition of a Business (Amendments to IFRS 3) to business combinations whose acquisition dates are on or after January 1, 2020 in assessing whether it had acquired a business or a group of assets. Details of the accounting policies are summarized in Note 4 (2) .

The Spin-off Businesses applied the interest rate benchmark reform amendments retrospectively to hedging relationships that existed at January 1, 2020 or were designated thereafter and that are directly affected by interest rate benchmark reform. The amendment also applied to the gain or loss accumulated in the cash flow hedging reserve that existed at January 1, 2020. The details of the accounting policies are disclosed in Note 4 (6).

The Spin-off Businesses has applied IFRS 15, Revenue from Contract with Customer and IFRS 9, Financial Instruments from January 1, 2018 using the modified retrospective method with the cumulative effect of initially applying this standard recognized as an adjustment to Net Parent Investment and accumulated other comprehensive income (loss) as at January 1, 2018. In addition, the Spin-off Businesses has applied IFRS 16, Leases from January 1, 2019 using the modified retrospective method with the cumulative effect of initially applying this standard recognized as an adjustment to Net Parent Investment and non-controlling interests as at January 1, 2019.

During the annual period ended December 31, 2020, the Spin-off Businesses changed its accounting policy by applying agenda decision, Lease Term and Useful Life of Leasehold Improvements (IFRS 16 Leases and IAS 16 Property, Plant and Equipment)—November 2019, published by International Financial Reporting Interpretations Committee (“IFRIC”) on December 16, 2019.

Prior to the change in accounting policy, the Spin-off Businesses determined the lease term based on the assumption that the right to extent or terminate the lease is no longer enforceable if a lease contract requires the counterparty’s consent to be extended. The Spin-off Businesses now determines the lease term as the non-cancellable period of a lease, plus both: periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. In the assessing the periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option, the Spin-off Businesses considered if it would incur a penalty on termination that is more than insignificant.

The Spin-off Businesses has retrospectively applied the changes in its accounting policies in connection with the IFRIC agenda decision in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The impact of this change on the combined carve-out financial statements is not material.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies

The significant accounting policies applied by the Spin-off Businesses in the preparation of its combined carve-out financial statements in accordance with IFRS are included below. The significant accounting policies applied by the Spin-off Businesses in these combined carve-out financial statements have been consistently applied for all periods presented, except for the changes described in note 3 and below.

(1)	Operating segments

An operating segment is a component of the Spin-off Businesses that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Spin-off Businesses’ other components. The Spin-off Businesses’ operating segments have been prepared on carve-out basis from the historical information regularly reviewed by SK Telecom’s chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Spin-off Businesses has four reportable segments as described in note 5. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2)	Basis of consolidation

(a) Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on IAS 32 and IFRS 9.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship. Such amounts are generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Spin-off Businesses subsequently recognizes changes in fair value of contingent consideration through profit or loss.

In preparing the combined carve-out financial statements, for the business or legal entity included in the Spin-off Businesses that was acquired by SK Telecom, the amount of goodwill included in the combined carve-out financial statements is the total amount of goodwill SK Telecom attributed for the business or legal entity when it was acquired. The related cash paid by SK Telecom in the acquisitions is presented as investing activities in the statements of cashflows of the combined carve-out financial statements.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(b)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

(c)	Subsidiaries

Subsidiaries are entities controlled by the Spin-off Businesses. The Spin-off Businesses controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Spin-off Businesses obtains control of the investee and cease when the Spin-off Businesses loses control of the investee.

(d)	Loss of control

If the Spin-off Businesses loses control of a subsidiary, the Spin-off Businesses derecognizes the assets and liabilities of the former subsidiary from the combined carve-out statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

(e)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Spin-off Businesses has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Spin-off Businesses that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Spin-off Businesses’ share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(e)	Interest in investees accounted for using the equity method, Continued

The investment in an associate and a joint venture is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

•	significant financial difficulty of the associate or joint venture;

•	a breach of contract, such as a default or delinquency in payments by the associate or joint venture;

•

the entity, for economic or legal reasons relating to its associate’s or joint venture’s financial difficulty, granting to the associate or joint venture a concession that the entity would not otherwise consider;

•	it becoming probable that the associate or joint venture will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for the net investment because of financial difficulties of the associate or joint venture.

(f)	Business combinations under common control

SK Inc. is the ultimate controlling entity of the Spin-off Businesses. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the weighted average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

(a)	Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Spin-off Businesses becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

(b)	Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Spin-off Businesses changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(5) Non-derivative financial assets, Continued

(b)	Classification and subsequent measurement, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Spin-off Businesses may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Spin-off Businesses may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting polices apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(c)	Impairment

The Spin-off Businesses estimates the expected credit losses (ECL) for the debt instruments measured at amortized cost and FVOCI based on the Spin-off Businesses’ historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Spin-off Businesses applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Spin-off Businesses expects to receive).

At each reporting date, the Spin-off Businesses assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

(d)	Derecognition

Financial assets are derecognized if the Spin-off Businesses’ contractual rights to the cash flows from the financial assets expire or if the Spin-off Businesses transfers the financial asset to another party without retaining control or transfers substantially all of the risks and rewards of asset.

The transferred assets are not derecognized when the Spin-off Businesses enters into transactions whereby it transfers assets recognized in its statement of financial position but retains substantially all of the risks and rewards of the transferred assets.

(e)	Offsetting

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position when the Spin-off Businesses currently has a legally enforceable right to offset the recognized amounts and it intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability is offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

(a)	Hedge accounting

The Spin-off Businesses holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Spin-off Businesses designates derivatives as hedging instruments to hedge the cash flow risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Spin-off Businesses formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Hedges directly affected by interest rate benchmark reform

For the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Spin-off Businesses assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Spin-off Businesses assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit and loss. In determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur, the Spin-off Businesses assumes that the interest rate benchmark cash flows designated as a hedge will not be altered as a result of interest rate benchmark reform.

The Spin-off Businesses will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument (i) to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument or (ii) when the hedging relationship is discontinued.

For its highly probable assessment of the hedged item, the Spin-off Businesses will no longer apply the specific policy when the uncertainty arising from interest rate benchmark reform about the timing and the amount of the interest rate benchmark-based future cash flows of the hedged item is no longer present, or when the hedging relationship is discontinued.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

(a)	Hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(b)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Spin-off Businesses and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(7)	Property and equipment, Continued

The estimated useful lives of the Spin-off Businesses’ property and equipment are as follows:

Useful lives (years)
Buildings and structures	5 ~ 40
Machinery	4 ~ 6
Other property and equipment	2 ~ 10
Right-of-use assets	1 ~ 6

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)	Borrowing costs

The Spin-off Businesses capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Spin-off Businesses borrows funds specifically for the purpose of obtaining a qualifying asset, the Spin-off Businesses determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Spin-off Businesses borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Spin-off Businesses determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Spin-off Businesses that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Spin-off Businesses capitalizes during a period do not exceed the amount of borrowing costs incurred during the period.

(9)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships and brand are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(9)	Intangible assets, Continued

The estimated useful lives of the Spin-off Businesses’ intangible assets are as follows:

Useful lives (years)
Industrial rights	5 ~ 10
Development costs	3, 5
Customer relations	3 ~ 20
Other	2 ~ 10

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Spin-off Businesses intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(10)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Spin-off Businesses will comply with the grant’s conditions and that the grant will be received.

1)	Grants related to assets

Government grants whose primary condition is that the Spin-off Businesses purchases, constructs, or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2)	Grants related to income

Government grants which are intended to compensate the Spin-off Businesses for expenses incurred are deducted from the related expenses.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(11)	Impairment of non-financial assets

The carrying amounts of the Spin-off Businesses’ non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Spin-off Businesses estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Spin-off Businesses estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU. In preparing the combined carve-out financial statements, goodwill impairment test for goodwill that originated from the acquisitions by SK Telecom was performed at the same level of CGUs in the combined carve-out financial statements and those of SK Telecom’s consolidated financial statements.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(12)	Leases—Policies applicable from January 1, 2019

The Spin-off Businesses has applied IFRS 16, Leases from January 1, 2019 using the modified retrospective method with the cumulative effect of initially applying this standard recognized as an adjustment to the retained earnings as at January 1, 2019.

A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract transfers the right to control the identified asset, the Spin-off Businesses uses the definition of a lease in IFRS 16, Leases.

(a)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Spin-off Businesses allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Spin-off Businesses has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(12)	Leases—Policies applicable from January 1, 2019, Continued

(a)	As a lessee, Continued

The Spin-off Businesses recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Spin-off Businesses by the end of the lease term or the cost of the right-of-use asset reflects that the Spin-off Businesses will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Spin-off Businesses’ incremental borrowing rate. Generally, the Spin-off Businesses uses its incremental borrowing rate as the discount rate.

The Spin-off Businesses determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments, including in-substance fixed payments

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable under a residual value guarantee

•

The exercise price under a purchase option that the Spin-off Businesses is reasonably certain to exercise, lease payments in an optional renewal period if the Spin-off Businesses is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Spin-off Businesses is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Spin-off Businesses’ estimate of the amount expected to be payable under a residual value guarantee, if the Spin-off Businesses changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Spin-off Businesses presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the combined carve-out statement of financial position.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(12)	Leases—Policies applicable from January 1, 2019, Continued

(a)	As a lessee, Continued

The Spin-off Businesses has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Spin-off Businesses recognizes the lease payments associated with lease as an expense on a straight-line basis over the lease term.

(b)	As a lessor

At inception or on modification of a contract that contains a lease component, the Spin-off Businesses allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Spin-off Businesses acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operation lease.

To classify each lease, the Spin-off Businesses makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Spin-off Businesses considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Spin-off Businesses is an intermediate lessor, is accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Spin-off Businesses applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Spin-off Businesses applies IFRS 15 to allocate the consideration in the contract.

The Spin-off Businesses applies derecognition and impairment requirements in IFRS 9 to the net investment in the lease. The Spin-off Businesses further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Spin-off Businesses recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(13)	Leases—Policies applied before January 1, 2019

The Spin-off Businesses classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases under which the Spin-off Businesses assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases – lessee

At the commencement of the lease term, the Spin-off Businesses recognizes as finance assets and finance liabilities in its combined carve-out statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Spin-off Businesses adopts for depreciable assets that are owned. If there is no reasonable certainty that the Spin-off Businesses will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. the Spin-off Businesses reviews to determine whether the leased assets are impaired at the reporting date.

(b)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term.

(c)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Spin-off Businesses separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Spin-off Businesses concludes for a financial lease that it is impracticable to separate the payments reliably, the Spin-off Businesses recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Spin-off Businesses’ incremental borrowing rate of interest.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. the Spin-off Businesses recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with IAS 36, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(15)	Non-derivative financial liabilities

the Spin-off Businesses classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. the Spin-off Businesses recognizes financial liabilities in the combined carve-out statement of financial position when the Spin-off Businesses becomes a party to the contractual provisions of the financial liability.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

(b)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

(c)	Derecognition of financial liability

the Spin-off Businesses extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. the Spin-off Businesses recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(16)	Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Spin-off Businesses during an accounting period, the Spin-off Businesses recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. the Spin-off Businesses’ net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

(c)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Spin-off Businesses during a period, the Spin-off Businesses recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Spin-off Businesses recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(d)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Spin-off Businesses recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. the Spin-off Businesses determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. the Spin-off Businesses recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(16)	Employee benefits, Continued

(e)	Termination benefits

the Spin-off Businesses recognizes a liability and expense for termination benefits at the earlier of the period when the Spin-off Businesses can no longer withdraw the offer of those benefits and the period when the Spin-off Businesses recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(17)	Provisions

Provisions are recognized when the Spin-off Businesses has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(18)	Transactions in foreign currencies

(a) Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Spin-off Businesses at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(18)	Transactions in foreign currencies, Continued

(b)	Foreign operations

If the presentation currency of the Spin-off Businesses is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(19)	Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Spin-off Businesses measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the liability are recognized in profit or loss.

(20)	Revenue

(a)	Identification of performance obligations in contracts with customers

The Spin-off Businesses identifies the distinct services or goods as performance obligations in contracts with customers.

(b)	Allocation of the transaction price to each performance obligation

The Spin-off Businesses allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. the Spin-off Businesses uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service. As an exception, the Spin-off Businesses uses “expected cost plus a margin approach” for insignificant transactions.

(c) Incremental costs of obtaining a contract

the Spin-off Businesses pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Spin-off Businesses’ operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Spin-off Businesses capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(21)	Finance income and Finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

(22)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(22)	Income taxes, Continued

(b)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. the Spin-off Businesses recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Spin-off Businesses is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. the Spin-off Businesses recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the Spin-off Businesses plan of the Spin-off Businesses and the reversal of existing temporary differences are considered in determining the future taxable profit.

the Spin-off Businesses reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Spin-off Businesses expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Spin-off Businesses has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(c)	Uncertainty over income tax treatments

the Spin-off Businesses assesses the uncertainty over income tax treatments pursuant to IAS 12. If the Spin-off Businesses concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Spin-off Businesses reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount: the single most likely amount in a range of possible outcomes.

•	The expected value: the sum of the probability-weighted amounts in a range of possible outcomes.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

4.	Significant Accounting Policies, Continued

(23)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted; however, the Spin-off Businesses has not adopted the following new standards early in preparing the accompanying combined carve-out financial statements.

Interest Rate Benchmark Reform—Phase 2 (Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instrument—Recognition and Measurement, IFRS 7, Financial Instruments- Disclosures, IFRS 4, Insurance Contracts and IFRS 16, Leases)

The amendments address issued that might affect financial reporting as a result of the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief from certain requirements in IFRS 9, Financial Instruments, IAS 39, Financial Instrument- Recognition and Measurement, IFRS 7, Financial Instruments- Disclosures, IFRS 4, Insurance Contracts and IFRS 16, Leases relating to changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities and hedge accounting.

The amendment will require the Spin-off Businesses to account for a change in the basis for determining the contractual cash flows of a financial asset or financial liability that is required by interest rate benchmark reform by updating the effective interest rate of the financial asset or financial liability.

the Spin-off Businesses plans to apply the amendments from January 1, 2021. Application will not impact amounts reported for 2020 or prior periods.

The following new and amended standards are not expected to have a significant impact on the Spin-off Businesses’ combined carve-out financial statements.

•	COVID-19-Related Rent Concessions (Amendment to IFRS 16).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16).

•	Reference to Conceptual Framework (Amendments to IFRS 3).

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).

•	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

5.	Operating Segments

the Spin-off Businesses’ operating segments have been identified to be each business unit, by which the Spin-off Businesses provides independent services and merchandise. the Spin-off Businesses’ reportable segments are security services, which include unmanned security services, manned security services and system software development; Commerce services, the open marketplace platform; Platform services and all other businesses, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020
	Security services		Commerce services	Platform services	Others	Sub-total	Adjustments (*)	Total
Total revenue	~~W~~	1,332,363	545,556	646,629	694,174	3,218,722	(256,090)	2,962,632
Inter-segment Revenue		14,326	773	61,185	179,806	256,090	(256,090)	—
External revenue		1,318,037	544,783	585,444	514,368	2,962,632	—	2,962,632
Depreciation and amortization		210,092	28,542	40,106	31,545	310,285	32,563	342,848
Operating profit (loss)		137,830	(9,766)	2,945	104,563	235,572	(229,842)	5,730
Gain relating to investments in subsidiaries, associates and joint ventures, net								976,369
Finance income								101,075
Finance costs								(174,377)
Profit before income tax								908,797

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

5.	Operating Segments, Continued

(1)	Segment information for the years ended December 31, 2020, 2019 and 2018 are as follows, Continued:

(In millions of won)
	2019
	Security services		Commerce services	Platform services	Others	Sub-total	Adjustments (*)	Total
Total revenue	~~W~~	1,183,724	530,489	650,123	678,939	3,043,275	(366,021)	2,677,254
Inter-segment revenue		13,412	1,364	55,287	295,958	366,021	(366,021)	—
External revenue		1,170,312	529,125	594,836	382,981	2,677,254	—	2,677,254
Depreciation and amortization		193,247	30,900	41,789	28,788	294,724	32,085	326,809
Operating profit (loss)		153,843	1,428	(30,666)	190,052	314,657	(342,495)	(27,838)
Gain relating to investments in subsidiaries, associates and joint ventures, net								425,024
Finance income								21,575
Finance costs								(103,125)
Profit before income tax								315,636

(In millions of won)
	2018
	Security services		Commerce services	Platform services	Others	Sub-total	Adjustments (*)	Total
Total revenue	~~W~~	197,487	674,359	713,341	384,682	1,969,869	(260,460)	1,709,409
Inter-segment revenue		10,476	1,120	49,561	199,303	260,460	(260,460)	—
External revenue		187,011	673,239	663,780	185,379	1,709,409	—	1,709,409
Depreciation and amortization		36,210	16,446	47,602	19,005	119,263	14,145	133,408
Operating profit (loss)		24,454	(67,757)	(149,491)	67,603	(125,191)	(455,086)	(580,277)
Gain relating to investments in subsidiaries, associates and joint ventures, net								3,215,257
Finance income								79,562
Finance costs								(46,494)
Profit before income tax								2,668,048

(*)

Adjustments for operating profit (loss) are the amount differences from operating profit (loss) included in CODM report which is based on Korean IFRS to operating profit (loss) under IFRS. The reconciliation of these amounts is included in note 5 (2). Adjustments for depreciation and amortization and operating profit (loss) also included the amount due to the consolidation adjustments, such as internal transactions.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

5.	Operating Segments, Continued

(2)	Reconciliation of total segment operating profit to combined carve-out operating profit from continuing operations for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Total segment operating profit (Before adjustments)	~~W~~	235,572	314,657	(125,191)
Adjustments(*)		(200,453)	(311,893)	(210,043)

Total segment operating profit (loss)		35,119	2,764	(335,234)
Other operating income:
Gain on disposal of property and equipment and intangible assets		1,019	18,909	3,721
Others		4,534	7,032	3,402

		5,553	25,941	7,123
Other operating expenses:
Impairment loss on property and equipment and intangible assets		(8,128)	(23,112)	(227,892)
Impairment loss on other investment securities		—	(1,670)	(3,157)
Loss on disposal of property and equipment and intangible assets		(15,965)	(23,939)	(15,149)
Donations		(723)	(775)	(187)
Bad debt for accounts receivable—other		(3,919)	(2,208)	(1,028)
Others		(6,207)	(4,839)	(4,753)

		(34,942)	(56,543)	(252,166)

Combined carve-out operating profit (loss) from continuing operations	~~W~~	5,730	(27,838)	(580,277)

(*)	Adjustments for operating profit included the amount due to the consolidation adjustments, such as internal transactions.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. Domestic revenue for the years ended December 31, 2020, 2019 and 2018 amounts to ~~W~~2,943 billion, ~~W~~2,660 billion and ~~W~~1,699 billion, respectively. Domestic non-current assets (excluding financial assets, investments in associates and joint ventures and deferred tax assets) as of December 31, 2020, 2019 and 2018 amount to ~~W~~3,225 billion, ~~W~~3,220 billion and ~~W~~3,238 billion, and non-current assets outside of Korea amount to ~~W~~105 billion, ~~W~~22 billion and ~~W~~24 billion, respectively.

No single customer contributed 10% or more to the Spin-off Businesses’ total sales for the years ended December 31, 2020, 2019 and 2018.

The Spin-off Businesses principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

5.	Operating Segments, Continued

(3)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Spin-off Businesses’s revenue and future cash flows is as follows:

(In millions of won)
		2020		2019	2018
Goods and services transferred at a point in time:
Security services revenue	Goods	~~W~~	153,291	80,721	1,769
Commerce services revenue	Goods		21,545	28,122	64,423
Platform services revenue	Goods		35,533	47,780	57,322
Platform service			272,466	291,053	154,093
Others(*1)			92,027	96,192	78,608
Other revenue	Goods		31,667	45,870	32,027
Products			37,657	44,330	51,213
Others(*1)			146,035	141,861	64,846

			790,221	775,929	504,301

Goods and services transferred over time:
Security services revenue	Service(*2)		1,164,746	1,089,591	185,242
Commerce services revenue	Commerce service		523,238	501,003	608,816
Platform services revenue	Service(*2)		185,418	159,811	373,757
Other revenue	Miscellaneous(*1)		299,009	150,920	19,735

			2,172,411	1,901,325	1,187,550

Dividends:
Other revenue			—	—	17,558

		~~W~~	2,962,632	2,677,254	1,709,409

(*1)	Miscellaneous other revenue includes revenue from considerations received for the digital contents platform services and logistics service.
(*2)	Service includes revenue from rendering security services and the development and maintenance of system software.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2020, 2019 and 2018 are summarized as follows:

(In millions of won)
	December 31, 2020		December 31, 2019	December 31, 2018
Short-term financial instruments (*)	~~W~~	20,057	15,492	—
Long-term financial instruments (*)		518	516	519

	~~W~~	20,575	16,008	519

(*)

Financial instruments include charitable trust fund established by the Spin-off Businesses where profits from the fund are donated to charitable institutions. As of December 31, 2020, the funds cannot be withdrawn before maturity.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable—trade	~~W~~	323,918	(6,368)	317,550
Short-term loans		1,959	—	1,959
Accounts receivable—other		589,393	(8,288)	581,105
Accrued income		2,239	—	2,239
Guarantee deposits (Other current assets)		11,098	—	11,098

		928,607	(14,656)	913,951
Non-current assets:
Long-term loans		5,597	—	5,597
Long-term accounts receivable—other		2,050	—	2,050
Guarantee deposits		20,946	(300)	20,646
Long-term accounts receivable—trade (Other non-current assets)		21,451	(216)	21,235

		50,044	(516)	49,528

	~~W~~	978,651	(15,172)	963,479

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

7.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2020, 2019 and 2018 are as follows, Continued:

(In millions of won)
	December 31, 2019
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable—trade	~~W~~	378,309	(7,745)	370,564
Short-term loans		2,063	—	2,063
Accounts receivable—other		511,419	(3,679)	507,740
Accrued income		2,993	—	2,993
Guarantee deposits (Other current assets)		11,292	—	11,292

		906,076	(11,424)	894,652
Non-current assets:
Long-term loans		4,423	—	4,423
Long-term accounts receivable—other		2,855	—	2,855
Guarantee deposits		18,731	(300)	18,431
Long-term accounts receivable—trade (Other non-current assets)		8,971	—	8,971

		34,980	(300)	34,680

	~~W~~	941,056	(11,724)	929,332

(In millions of won)
	December 31, 2018
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable—trade	~~W~~	273,630	(6,224)	267,406
Short-term loans		156	—	156
Accounts receivable—other		461,474	(2,217)	459,257
Accrued income		4,553	—	4,553
Guarantee deposits (Other current assets)		611	—	611

		740,424	(8,441)	731,983
Non-current assets:
Long-term loans		2,517	—	2,517
Guarantee deposits		33,485	—	33,485
Long-term accounts receivable—trade (Other non-current assets)		133	—	133

		36,135	—	36,135

	~~W~~	776,559	(8,441)	768,118

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

7.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable—trade measured at amortized costs during the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Business combination and others	Ending Balance
2020	~~W~~	7,745	4,542	(6,685)	982	—	6,584
2019	~~W~~	6,224	3,465	(3,442)	11	1,487	7,745
2018	~~W~~	2,473	1,427	(220)	85	2,459	6,224

(*)	The Spin-off Businesses writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.
(3)

The Spin-off Businesses applies the practical expedient that allows the Spin-off Businesses to estimate the loss allowance for accounts receivable—trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Spin-off Businesses uses its historical credit loss experience over the past three years and classified the accounts receivable—trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable—trade as of December 31, 2020 are as follows:

(In millions of won)
	Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Expected credit loss rate		0.28%	87.28%	84.22%	100.00%
Gross amount	~~W~~	338,983	4,488	1,109	789
Loss allowance		944	3,917	934	789

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

8.	Prepaid expenses

(1)	Details of prepaid expenses as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019	December 31, 2018
Current assets:
Incremental costs of obtaining contracts	~~W~~	3,877	3,201	3,185
Others		11,710	10,880	8,297

		15,587	14,081	11,482

Non-current assets:
Incremental costs of obtaining contracts		29,130	21,533	10,494
Others		49	108	116

	~~W~~	29,179	21,641	10,610

(2)	Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized during the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Amortization and impairment losses recognized	~~W~~	13,367	9,323	947

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

9.	Contract assets and liabilities

(1)	Details of contract assets and liabilities as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019	December 31, 2018
Contract assets:
Allocation of consideration between performance obligations	~~W~~	16,797	8,087	457
Contract liabilities:
Security services		30,597	32,026	38,109
Others		15,377	5,443	17,003

	~~W~~	45,974	37,469	55,112

(2)

The amount of revenue recognized during the year ended December 31, 2020 related to the contract liabilities carried forward from the prior period is ~~W~~26,263 million and during the year ended December 31, 2019 related to the contract liabilities carried forward from the prior period is ~~W~~29,718 million and during the year ended December 31, 2018 related to the contract liabilities carried forward from the prior period is W9,746 million. Details of revenue expected to be recognized from contract liabilities as of December 31, 2020 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Security services	~~W~~	22,952	5,765	1,880	30,597
Others		15,377	—	—	15,377

	~~W~~	38,329	5,765	1,880	45,974

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

10.	Inventories

(1)	Details of inventories as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2020				December 31, 2019			December 31, 2018
	Acquisition cost		Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount
Merchandise	~~W~~	22,776	(9,614)	13,162	23,745	(10,119)	13,626	31,265	(6,406)	24,859
Finished goods		3,730	(1,879)	1,851	4,264	(2,265)	1,999	1,260	(251)	1,009
Work in process		2,579	(818)	1,761	2,674	(539)	2,135	3,985	(338)	3,647
Raw materials		11,921	(6,905)	5,016	12,369	(7,967)	4,402	11,729	(2,706)	9,023

	~~W~~	41,006	(19,216)	21,790	43,052	(20,890)	22,162	48,239	(9,701)	38,538

(2)	The amount of the inventory write-downs and write-off of inventories charged to the combined carve-out statement of income are as follows:

(In millions of won)
	2020		2019	2018
Charged to cost of products that have been resold	~~W~~	(1,564)	11,438	3,137
Write-off upon sale		(51)	(276)	(3,870)

There are no significant reversals of inventory write-downs for the periods presented.

(3)

Inventories recognized as operating expenses for the years ended December 31, 2020, 2019, and 2018 are ~~W~~280,487 million, ~~W~~125,749 million, and ~~W~~119,856 million, respectively, which are included in the cost of goods sold.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

11.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	Category	December 31, 2020		December 31, 2019	December 31, 2018
Beneficiary certificates	FVTPL	~~W~~	40,007	15,406	5,366

(2)	Details of long-term investment securities as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	Category	December 31, 2020		December 31, 2019	December 31, 2018
Equity instruments	FVOCI(*1,2)	~~W~~	421,999	210,618	146,316
	FVTPL		7	1,000	—

			422,006	211,618	146,316
Debt instruments	FVOCI		—	—	1,032
	FVTPL(*2)		8,883	15,874	10,615

			8,883	15,874	11,647

		~~W~~	430,889	227,492	157,963

(*1)

The Spin-off Businesses designated investment in equity instruments that are not held for trading as financial assets at FVOCI, the amounts to those FVOCI as of December 31, 2020, 2019 and 2018 are ~~W~~ 421,999 million, ~~W~~ 210,618 million and ~~W~~ 146,316 million, respectively.

(*2)

During the year ended December 31, 2018, the Spin-off Businesses disposed 200,000 shares of the redeemable convertible preference shares issued by KRAFTON Co., Ltd. (formerly, Bluehole Inc.) in exchange for W130,000 million in cash, and recognized ~~W~~ 58,000 million of gain on disposal. In addition, the Spin-off Businesses acquired 460,000 of common shares by exercising the conversion right and recognized ~~W~~ 138,000 million of financial asset at FVOCI.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

12.	Business Combinations

(1)	2020

1)	Acquisition of security equipment construction and security services business of SK hystec inc. by ADT CAPS Co., Ltd.

ADT CAPS Co., Ltd., a subsidiary within the Spin-off Businesses, acquired the security equipment construction and security services business from SK hystec inc., a related party of the Spin-off Businesses, in order to strengthen the expertise and the competitiveness of security business during the year ended December 31, 2020. The consideration transferred was W8,047 million, among which W2,958 million was paid in cash during the year ended December 31, 2020 and the remaining balance will be paid at ~~W~~3,000 million annually in July 2021 and July 2022. The Spin-off Businesses recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~2,892 million as goodwill.

(i)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	8,047
II. Fair value of identifiable assets acquired and liabilities assumed:
Accounts receivable—trade and other		6,787
Property and equipment, net		363
Intangible assets, net		6,460
Other assets		4
Accounts payable—trade and other		(5,306)
Defined benefit liabilities		(1,227)
Deferred tax liabilities		(1,554)
Other liabilities		(372)

		5,155

III. Goodwill (I-II)	~~W~~	2,892

2)	Business combination under common control: Merger of Life & Security Holdings Co., Ltd. by SK Infosec Co., Ltd.

SK Infosec Co., Ltd. merged with Life & Security Holdings Co., Ltd., a subsidiary within the Spin-off Businesses, to improve business management efficiency on December 30, 2020. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements and there is no effect on the assets and liabilities of the combined carve-out financial statements. As a result of the merger, the Spin-off Businesses’ ownership interest of SK Infosec Co., Ltd. has changed from 100% to 62.6%.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

12.	Business Combination, Continued

(2)	2019

1)	Acquisition of Incross Co., Ltd. by the Spin-off Businesses

The Spin-off Businesses acquired 2,786,455 shares of Incross Co., Ltd. at ~~W~~53,722 million in cash during the year ended December 31, 2019 in order to expand digital advertising business through the integration of the Spin-off Businesses’ technological capabilities. Although the Spin-off Businesses owns less than 50% of the investee, the management has determined that the Spin-off Businesses controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Spin-off Businesses has a right to appoint the majority of the members of board of directors by the virtue of an agreement with the investee’s other shareholders. Incross Co., Ltd. reported ~~W~~19,787 million of revenue and W5,756 million of profit since the Spin-off Businesses obtained control.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Incross Co., Ltd.
Location	5th floor, 1926, Nambusunhwan-ro, Gwanak-gu, Seoul, Korea
CEO	Lee, Jae-won
Industry	Media representative business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	~~W~~	53,722
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		17,400
Short-term financial instruments		24,941
Accounts receivable – trade and other		67,259
Property and equipment, net		2,411
Intangible assets, net		2,709
Other assets		9,254
Accounts payable – trade and other		(57,309)
Other liabilities		(1,984)

		64,681
III. Non-controlling interests:		40,592

IV. Goodwill(I-II+III)	~~W~~	29,633

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

12.	Business Combinations, Continued

(3)	2018

1)	Acquisition of id Quantique SA by the Spin-off Businesses:

As of April 30, 2018, the Spin-off Businesses acquired additional 41,157,506 shares in exchange of ~~W~~55,249 million in cash, which resulted in theBusiness’ obtaining control over id Quantique SA with 44,157,506 shares and 58.1% ownership of the outstanding shares, in aggregate. Taking control of id Quantique SA will enable the Spin-off Businesses to increase its corporate value and to generate profit in overseas markets by utilizing quantum cryptographic technologies.

In addition, the Spin-off Businesses acquired additional 16,666,666 shares in exchange for assets amounting to ~~W~~5,672 million resulting in the increase of the ownership to 65.6%.

id Quantique SA has recognized W9,935 million in revenue and ~~W~~5,220 million in net losses since the Spin-off Businesses obtained control. Meanwhile, the existing shares were reclassified into the investment in a subsidiary from the FVOCI equity instrument with the valuation gain on FVOCI equity instrument of ~~W~~1,636 million reclassified into Net Parent Investment.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	id Quantique SA
Location	3, CHEMIN DE LA MARBRERIE, 1227 CAROUGE, SWITZERLAND
CEO	Gregoire Ribordy
Industry	Quantum information and communications industry

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

12.	Business Combinations, Continued

(3)	2018, Continued

1)	Acquisition of id Quantique SA by the Spin-off Businesses, Continued

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	~~W~~	55,249
Existing shares(financial assets at FVOCI) at fair value		3,965

		59,214
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,538
Accounts receivable – trade and other		13,609
Inventories		2,003
Property and equipment, net		415
Intangible assets, net		7,566
Other assets		447
Accounts payable – trade and other		(1,569)
Other liabilities		(2,880)

		21,129
III. Non-controlling interests:		9,290

IV. Goodwill(I-II+III)	~~W~~	47,375

2)	Acquisition of Life & Security Holdings Co., Ltd. by the Spin-off Businesses

As of October 1, 2018, the Spin-off Businesses obtained control by acquiring 55% ownership of Life & Security Holdings Co., Ltd which owns 100% ownership of ADT CAPS Co., Ltd. in order to strengthen the security business and expand residential customer base. The consideration for the business combination was W696,665 million in cash, and the difference between the fair value of net assets acquired and the consideration paid amounting to W1,155,037 million was recognized as goodwill. Subsequent to the acquisition, Life & Security Holdings Co., Ltd. recognized revenue of W197,487 million, and net profit of W6,038 million. In addition, assuming that the business combination occurred at the beginning of the reporting period, the Spin-off Businesses would have additionally recognized revenue of W763,375 million, and net loss of W19,548 million.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

12.	Business Combinations, Continued

(3)	2018, Continued

2)	Acquisition of Life & Security Holdings Co., Ltd. by the Spin-off Businesses, Continued:

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Life & Security Holdings Co., Ltd.
Location	323, Incheon tower-daero, Yeonsu-gu, Incheon, Korea
CEO	Choi, Jin-hwan
Industry	Holding company of subsidiaries in security business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	~~W~~	696,665
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		101,896
Accounts receivable – trade and other		40,241
Inventories		2,440
Property and equipment, net		427,752
Intangible assets, net		1,019,503
Other assets		3,956
Accounts payable – trade and other		(296,660)
Borrowings		(1,744,839)
Deferred tax liabilities		(229,207)
Other liabilities		(158,042)

		(832,960)
III. Non-controlling interests:		(374,588)

IV. Goodwill(I-II+III)	~~W~~	1,155,037

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

12.	Business Combinations, Continued

(3)	2018, Continued

3)	Business combination under common control: Acquisition of SK Infosec Co., Ltd.

The Spin-off Businesses acquired 100% ownership of SK Infosec Co., Ltd. from SK Inc., the ultimate controlling entity of the Spin-off Businesses, in order to create synergy in the security business and increase corporate value. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements. Considerations transferred and assets and liabilities recognized at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Treasury shares of the Parent Company(*)	~~W~~	281,151

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		30,762
Accounts receivable – trade and other		62,448
Inventories		1,293
Property and equipment, net		8,047
Intangible assets, net		5,528
Other assets		79,951
Accounts payable – trade and other		(38,431)
Other liabilities		(20,003)

		129,595

III. Deduction of capital surplus and others (I-II)	~~W~~	151,556

(*)	The Spin-off Businesses provided 1,260,668 shares of the Parent Company’s treasury shares as considerations, and the fair value of the considerations was W335,338 million at the transfer date.

In addition, assuming that the business combination occurred at the beginning of the reporting period, the Spin-off Businesses would have additionally recognized revenue of W172,905 million and net profit of W19,512 million.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

13.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)	Country	December 31, 2020			December 31, 2019			December 31, 2018
		Owner- ship(%)	Carrying amount		Owner- ship(%)	Carrying amount		Owner- ship(%)	Carrying amount
Investments in associates:
SK Telecom CS T1 Co., Ltd.(*1)	Korea	54.9	~~W~~	53,010	54.9	~~W~~	60,305	54.9	~~W~~	302
NanoEnTek Inc.(*2)	Korea	28.4		43,190	28.6		42,127	28.9		40,974
SK hynix Inc.	Korea	20.1		12,251,861	20.1		11,425,325	20.1		11,208,299
FSK L&S Co., Ltd.	Korea	—		—	—		—	60.0		16,937
Content Wavve Co., Ltd.	Korea	30.0		75,803	30.0		83,640	—		—
Hello Nature Co., Ltd.(*3)	Korea	49.9		11,969	49.9		13,620	49.9		28,549
2010 KIF-Stonebridge IT Fund	Korea	—		—	20.8		2,433	20.8		1,446
Atto Research Co., Ltd.	Korea	—		—	—		—	6.5		1,949
Innoi Co., Ltd.	Korea	29.0		69	29.0		51	—		—
NANO-X IMAGING LTD.(*4)	Israel	5.6		28,484	—		—	—		—
LAGUNA Dynamic Game & Contents Fund	Korea	25.2		1,590	—		—	—		—
CIS Co., Ltd.	Korea	25.0		12	—		—	—		—

				12,465,988			11,627,501			11,298,456

Investments in joint ventures:
Dogus Planet, Inc.(*5)	Turkey	50.0		15,071	50.0		15,921	50.0		12,487
NEXTGEN BROADCAST SERVICES CO, LLC(*5)	USA	50.0		5,850	50.0		7,961	—		—
NEXTGEN ORCHESTRATION, LLC(*5)	USA	50.0		1,600	50.0		1,646	—		—
Techmaker GmbH(*5)	Germany	50.0		5,609	—		—	—		—

				28,130			25,528			12,487

			~~W~~	12,494,118		~~W~~	11,653,029		~~W~~	11,310,943

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

13.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2020, 2019 and 2018 are as follows, Continued:

(*1)

Investment in SK Telecom CS T1 Co., Ltd. was classified as investment in associates as the Spin-off Businesses does not have control over the investee under the contractual agreement with other shareholders.

(*2)	The ownership interest has changed as third-party share option was exercised and convertible bonds were converted during the year ended December 31, 2020.

(*3)	The Spin-off Businesses additionally contributed W9,980 million in cash during the year ended December 31, 2020, but there is no change in the ownership interest.

(*4)

This investment was classified as an investment in associates as the Spin-off Businesses can exercise significant influence through its right to appoint the members of the board of directors even though the Spin-off Businesses has less than 20% of equity interest. In addition, the Spin-off Businesses obtained significant influence by contributing W24,015 million in cash for the year ended December 31, 2020 and reclassified W3,621 million from financial assets at FVOCI to an investment in associates. Meanwhile, NANO-X IMAGING LTD. has been listed on NASDAQ since the Spin-off Businesses obtained significant influence. The ownership interest of the Spin-off Businesses has changed due to issuance of new shares through listing and the exercise of right to acquire new shares by a third party.

(*5)	These investments were classified as investments in joint ventures as the Spin-off Businesses has a joint control pursuant to the agreement with the other shareholders.

(2)	The market value of investments in listed associates as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won, except for share data)
	December 31, 2020				December 31, 2019			December 31, 2018
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	8,620	7,600,649	65,518	5,620	7,600,649	42,716	4,235	7,600,649	32,189
SK hynix Inc.		118,500	146,100,000	17,312,850	94,100	146,100,000	13,748,010	60,500	146,100,000	8,839,050
NANO-X IMAGING LTD.		49,678	2,607,466	129,534	—	—	—	—	—	—

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

13.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of significant associate as of and for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	SK hynix Inc. (*)
	As of December 31, 2020		As of December 31, 2019	As of December 31, 2018
Current assets	~~W~~	16,570,953	14,457,602	19,894,146
Non-current assets		54,602,900	50,331,892	43,764,189
Current liabilities		9,072,360	7,874,033	13,031,852
Non-current liabilities		10,192,396	8,972,266	3,774,152

	2020		2019	2018
Revenue	~~W~~	31,900,418	26,990,733	40,445,066
Profit for the year		4,758,914	2,016,391	15,539,984
Other comprehensive income (loss)		(107,378)	94,023	(67,219)
Total comprehensive income		4,651,536	2,110,414	15,472,765

(*)

The financial information of SK hynix Inc. is consolidated financial information. In addition, the financial information of SK hynix Inc. as of and for the year ended 2019 is financial information before the change in accounting policy in connection with the application of interpretations published by International Financial Reporting Interpretations Committee on determining lease term, as the impact on the Spin-off Businesses’ combined carve-out financial statements is immaterial.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

13.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of significant joint venture as of and for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	Dogus Planet, Inc.
	As of December 31, 2020		As of December 31, 2019	As of December 31, 2018
Current assets	~~W~~	55,951	59,632	43,127
Cash and cash equivalents		9,083	13,422	42,416
Non-current assets		30,408	25,247	20,239
Current liabilities		46,186	52,238	37,105
Accounts payable, other payables and provisions		28,145	35,459	28,432
Non-current liabilities		10,031	800	1,287

	2020		2019	2018
Revenue	~~W~~	177,084	136,777	99,770
Depreciation and amortization		(4,642)	(5,487)	(5,427)
Interest income		1,878	1,455	1,635
Interest expense		(555)	(92)	—
Profit for the year		7,030	9,294	642
Total comprehensive income (loss)		(1,659)	9,294	642

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

13.	Investments in Associates and Joint Ventures, Continued

(5)

Reconciliations of financial information of significant associate to carrying amounts of investments in associate in the combined carve-out financial Statements as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2020
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	51,883,236	20.1	11,082,048	1,169,813	12,251,861

(In millions of won)
	December 31, 2019
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	47,928,415	20.1	10,237,314	1,188,011	11,425,325

(In millions of won)	December 31, 2018
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	46,843,742	20.1	10,005,624	1,202,675	11,208,299

(*1)	Net assets of the entity represent net assets excluding those attributable to non-controlling interests.

(*2)

The ownership interest is based on the number of shares owned by the Spin-off Businesses divided by the total shares issued by the investee company. The Spin-off Businesses applied the equity method using the effective ownership interest which is based on the number of shares owned by the Spin-off Businesses and the investee’s total shares outstanding. The effective ownership interest applied for the equity method is 21.36% for 2020, 2019 and 2018.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)	2020
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK Telecom CS T1 Co., Ltd.	~~W~~	60,305	—	(7,282)	(13)	—	53,010
NanoEnTek, Inc.		42,127	143	830	90	—	43,190
SK hynix Inc.(*1)		11,425,325	—	995,117	(22,481)	(146,100)	12,251,861
Content Wavve Co., Ltd.		83,640	—	(7,837)	—	—	75,803
Hello Nature Co., Ltd. (*2)		13,620	9,980	(11,118)	(79)	(434)	11,969
2010 KIF-Stonebridge IT Fund		2,433	(2,056)	1,443	(1,820)	—	—
Innoi Co., Ltd.		51	—	18	—	—	69
NANO-X IMAGING LTD.(*3)		—	28,515	(747)	—	716	28,484
LAGUNA Dynamic Game & Contents Fund		—	1,600	(10)	—	—	1,590
CIS Co., Ltd.		—	10	2	—	—	12

		11,627,501	38,192	970,416	(24,303)	(145,818)	12,465,988

Investments in joint ventures:
Dogus Planet, Inc.		15,921	—	3,453	(4,303)	—	15,071
NEXTGEN BROADCAST SERVICES CO, LLC		7,961	—	(1,769)	—	(342)	5,850
NEXTGEN ORCHESTRATION, LLC		1,646	—	57	—	(103)	1,600
Techmaker GmbH		—	5,609	—	—	—	5,609

		25,528	5,609	1,741	(4,303)	(445)	28,130

	~~W~~	11,653,029	43,801	972,157	(28,606)	(146,263)	12,494,118

(*1)	Dividends received from the associate are deducted from the carrying amount during the year ended December 31, 2020.

(*2)	The Spin-off Businesses recognized W434 million of impairment loss for the investments in Hello Nature Co., Ltd. for the year ended December 31, 2020.

(*3)	As the Spin-off Businesses obtained significant influence, W3,621 million of financial assets at FVOCI are reclassified to the investment in associates for the year ended December 31, 2020.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2020, 2019 and 2018 are as follows, Continued:

(In millions of won)	2019
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK Telecom CS T1 Co., Ltd.	~~W~~	302	60,003	—	—	—	60,305
NanoEnTek, Inc.		40,974	(43)	1,220	(24)	—	42,127
SK hynix Inc.(*1)		11,208,299	—	416,168	20,024	(219,166)	11,425,325
FSK L&S Co., Ltd.		16,937	—	—	—	(16,937)	—
Content Wavve Co., Ltd.		—	90,858	(7,218)	—	—	83,640
Hello Nature Co., Ltd.(*2)		28,549	—	(6,580)	(16)	(8,333)	13,620
2010 KIF-Stonebridge IT Fund(*1)		1,446	—	2,674	1,820	(3,507)	2,433
Atto Research Co., Ltd.		1,949	—	305	(198)	(2,056)	—
Innoi Co., Ltd.		—	—	15	—	36	51

		11,298,456	150,818	406,584	21,606	(249,963)	11,627,501

Investments in joint ventures:
Dogus Planet, Inc.		12,487	(81)	4,628	(1,113)	—	15,921
NEXTGEN BROADCAST SERVICES CO, LLC		—	8,160	(144)	—	(55)	7,961
NEXTGEN ORCHESTRATION, LLC		—	1,748	(91)	—	(11)	1,646
Celcom Planet(*3)		—	6,141	(6,141)	—	—	—

		12,487	15,968	(1,748)	(1,113)	(66)	25,528

	~~W~~	11,310,943	166,786	404,836	20,493	(250,029)	11,653,029

(*1)	Dividends received from the associate are deducted from the carrying amount during the year ended December 31, 2019.

(*2)	The Spin-off Businesses recognized W8,333 million of impairment loss for the investments in Hello Nature Co., Ltd. during the year ended December 31, 2019.

(*3)	Investment in Celcom Planet was disposed during the year ended December 31, 2019.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2020, 2019 and 2018 are as follows, Continued:

(In millions of won)	2018
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK Telecom CS T1 Co., Ltd.	~~W~~	302	—	—	—	—	302
NanoEnTek, Inc.		38,718	3,180	(116)	(808)	—	40,974
SK hynix Inc.(*)		8,130,000	—	3,238,054	(13,655)	(146,100)	11,208,299
FSK L&S Co., Ltd.		—	17,757	(1,026)	206	—	16,937
Hello Nature Co., Ltd.		—	—	(959)	—	29,508	28,549
2010 KIF-Stonebridge IT Fund(*)		2,677	—	(185)	—	(1,046)	1,446
Atto Research Co., Ltd.		—	—	—	—	1,949	1,949

		8,171,697	20,937	3,235,768	(14,257)	(115,689)	11,298,456

Investments in joint ventures:
Dogus Planet, Inc.		13,991	1,537	563	(3,604)	—	12,487
Celcom Planet		—	12,932	(12,932)	—	—	—

		13,991	14,469	(12,369)	(3,604)	—	12,487

	~~W~~	8,185,688	35,406	3,223,399	(17,861)	(115,689)	11,310,943

(*)	Dividends received from the associate are deducted from the carrying amount during the year ended December 31, 2018.

(7)

The Spin-off Businesses discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2018 is as follows:

(In millions of won)	Unrecognized loss
	2018		Cumulative loss
Celcom Planet	~~W~~	10,430	10,430

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

14.	Property and Equipment

(1)	Property and equipment as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2020
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	85,927	—	—	85,927
Buildings		78,387	(25,792)	—	52,595
Structures		1,423	(752)	—	671
Machinery		1,021,993	(676,279)	—	345,714
Other		427,916	(229,498)	(2,588)	195,830
Right-of-use assets		130,522	(49,404)	—	81,118
Construction in progress		21,603	—	—	21,603

	~~W~~	1,767,771	(981,725)	(2,588)	783,458

(In millions of won)
	December 31, 2019
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	85,367	—	—	85,367
Buildings		77,893	(23,353)	—	54,540
Structures		2,548	(1,832)	—	716
Machinery		944,737	(612,692)	—	332,045
Other		405,711	(217,883)	(3,125)	184,703
Right-of-use assets		89,358	(32,004)	—	57,354
Construction in progress		39,380	—	—	39,380

	~~W~~	1,644,994	(887,764)	(3,125)	754,105

(In millions of won)
	December 31, 2018
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	99,807	—	—	99,807
Buildings		133,420	(30,434)	—	102,986
Structures		4,306	(2,090)	(1,456)	760
Machinery		916,664	(588,435)	—	328,229
Other		395,271	(211,935)	(2,393)	180,943
Construction in progress		32,846	—	—	32,846

	~~W~~	1,582,314	(832,894)	(3,849)	745,571

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

14.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Business combination (*)	Ending balance
Land	~~W~~	85,367	86	—	474	—	—	85,927
Buildings		54,540	493	—	—	(2,438)	—	52,595
Structures		716	—	—	—	(45)	—	671
Machinery		332,045	10,101	(5,179)	135,499	(126,752)	—	345,714
Other		184,703	99,354	(873)	422	(87,827)	51	195,830
Right-of-use assets		57,354	61,096	(642)	—	(37,004)	314	81,118
Construction in progress		39,380	147,906	(10,590)	(155,093)	—	—	21,603

	~~W~~	754,105	319,036	(17,284)	(18,698)	(254,066)	365	783,458

(*)	Includes assets from the acquisition of security equipment construction and security business of SK hystec inc.

(In millions of won)
	2019
	Beginning balance		Impact of adopting IFRS 16	Acquisi- tion	Disposal	Transfer	Deprecia- tion	Impair- ment(*1)	Business Combina- tion(*2)	Disposal of subsidiar-ies	Ending balance
Land	~~W~~	99,807	—	—	(14,967)	(42)	—	—	569	—	85,367
Buildings		102,986	—	5	(45,012)	43	(4,140)	—	658	—	54,540
Structures		760	—	—	—	—	(44)	—	—	—	716
Machinery		328,229	—	11,633	(2,992)	110,868	(115,693)	—	—	—	332,045
Other		180,943	—	91,495	(4,798)	2,190	(85,537)	(147)	557	—	184,703
Right-of-use assets		—	60,571	35,345	(6,154)	—	(33,391)	—	1,080	(97)	57,354
Construction in progress		32,846	—	155,262	(16,491)	(132,237)	—	—	—	—	39,380

	~~W~~	745,571	60,571	293,740	(90,414)	(19,178)	(238,805)	(147)	2,864	(97)	754,105

(*1)	The Spin-off Businesses recognized impairment losses for obsolete assets during the year ended December 31, 2019.

(*2)	Includes assets from the acquisitions of FSK L&S Co., Ltd. and Incross Co., Ltd.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

14.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2020, 2019 and 2018 are as follows, Continued:

(In millions of won)
	2018
	Beginning balance		Acquisition	Disposal	Transfer	Deprecia- tion	Impair- ment(*1)	Business Combina- tion(*2)	Disposal of subsidiaries	Ending balance
Land	~~W~~	36,570	374	—	25	—	—	62,838	—	99,807
Buildings		99,363	1,592	—	96	(4,068)	—	6,003	—	102,986
Structures		2,314	—	—	—	(98)	(1,456)	—	—	760
Machinery		64,952	81,555	(877)	(2,516)	(44,657)	—	229,772	—	328,229
Other		34,356	41,222	(586)	12,691	(26,875)	—	123,214	(3,079)	180,943
Construction in progress		11,814	13,337	—	(6,756)	—	—	14,451	—	32,846

	~~W~~	249,369	138,080	(1,463)	3,540	(75,698)	(1,456)	436,278	(3,079)	745,571

(*1)	The Spin-off Businesses recognized impairment losses for obsolete assets during the year ended December 31, 2018.

(*2)	Includes assets from the acquisitions of id Quantique SA, Life & Security Holdings Co., Ltd., and SK Infosec Co., Ltd.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

15.	Lease

(1)	As a lessee

1)	Details of the right-of-use assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Land, buildings and structures	~~W~~	62,464	42,898
Others		18,654	14,456

	~~W~~	81,118	57,354

2)	Details of amounts recognized in the combined carve-out statements of income for the years ended December 31, 2020 and 2019 as a lessee are as follows:

(In millions of won)
	2020		2019
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	26,203	25,005
Others		10,801	8,386

	~~W~~	37,004	33,391

Interest expense on lease liabilities	~~W~~	2,317	2,432
Expenses related to short-term leases		1,623	2,356
Expenses related to leases of low-value assets except for short-term leases		665	533

3)	The total cash outflows due to lease payments for the years ended December 31, 2020 and 2019 amounted to W27,346 million and W24,484 million, respectively.

(2)	As a lessor

The Spin-off Businesses recognized interest income of W1,331 million and W604 million on lease receivables for the years ended December 31, 2020 and 2019, respectively.

The following table sets out a maturity analysis for lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2020.

(In millions of won)
	Amount
Less than 1 year	~~W~~	6,329
1 ~ 2 years		6,199
2 ~ 3 years		5,502
3 ~ 4 years		2,444
4 ~ 5 years		618
More than 5 years		13

Undiscounted lease payments		21,105

Unrealized finance income		1,440

Net investment in the lease	~~W~~	19,665

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

16.	Goodwill

(1)	Goodwill as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019	December 31, 2018
Goodwill related to acquisition of Security services	~~W~~	1,176,274	1,173,382	1,155,037
Other goodwill		92,170	92,707	100,085

	~~W~~	1,268,444	1,266,089	1,255,122

(2)	Details of the impairment testing of Goodwill as of December 31, 2020 is as follows:

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Security services; and

•	other goodwill: Others

(*)	Goodwill related to acquisition of Security services.

The recoverable amount of the CGU is based on its value in use, which is estimated based on using key assumptions including estimated revenue growth rates, labor costs, annual growth rate applied for the cash flows expected to be incurred after five years (“perpetual growth rate”), and discount rate. The discount rate applied for future cash flows based on financial budgets for the next five years is 7.1% (7.29% in 2019). The estimated revenue growth rates and labor costs are based on past performance, business plans and its expectation of future market changes. In addition, an annual growth rate of 1.0% (1.0% in 2019) was applied for the cash flows expected to be incurred after five years and does not exceed the long-term growth rate in the security service industry. Management of the Spin-off Businesses does not expect the total carrying amount of the CGU will exceed the total recoverable amount as a result of reasonably possible changes to these assumptions.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

16.	Goodwill, Continued

(3)	Details of the changes in goodwill for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Beginning balance	~~W~~	1,266,089	1,255,122	229,817
Acquisition(*1)		2,892	30,962	1,206,702
Disposal		—	—	(807)
Impairment loss(*2,3,4)		(519)	(21,065)	(166,838)
Other		(18)	1,070	(13,752)

Ending balance	~~W~~	1,268,444	1,266,089	1,255,122

(*1)

It consists of goodwill recognized from ADT CAPS Co., Ltd.’s acquisition of security equipment construction and security services business from SK hystec inc. during the year ended December 31, 2020 and recognized from Business’ acquisition of Incross Co., Ltd. during the year ended December 31, 2019 and recognized from Business’ acquisition of id Quantique SA, Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd. during the year ended December 31, 2018, respectively. (See Note 12)

(*2)

As managements of the Spin-off Businesses changed their strategy related to investment in shopkick, the Spin-off Businesses recognized W153,367 million and W52,373 million of impairment losses for goodwill and intangible assets, respectively. The Spin-off Businesses classified shopkick, Inc. as a single CGU and the recoverable amount was determined based on fair value less cost of disposal, and the fair value is estimated based on the bidding prices from multiple third parties in their respective letter of intent. This fair value is classified as level 3 in the fair value hierarchy during the year ended December 31, 2018.

(*3)

As a result of the impairment test on DREAMUS COMPANY, the carrying value of the CGU exceeds the recoverable amount, thus the Spin-off Businesses recognized W485 million of impairment loss during the year ended December 31, 2020.

As a result of the impairment test related to LIFE DESIGN COMPANY Inc. of DREAMUS COMPANY, the carrying amount of the CGU exceeded the recoverable amount, thus the Spin-off Businesses recognized W20,594 million of impairment loss during the year ended December 31, 2019. The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 10.1% to the estimated future cash flows based on financial budgets for the next five years. The cash flows expected to occur in the period exceeding five years were assumed to increase by 0.0% which is expected to be less than the long-term growth rate of Celebrity MD industry.

As a result of the impairment test related to Digital contents service of DREAMUS COMPANY, the carrying value of the CGU exceeds the recoverable amount, thus the Spin-off Businesses recognized W13,471 million of impairment loss during the year ended December 31, 2018. The recoverable amount of the CGU was measured based on the value estimated on the present value of the future cash flows for the next five years discounted by 14.4% per annum. The cash flows expected to occur in the period exceeding five years were assumed to increase by 0.0% based on the characteristics of the business unit and of the industry it belongs to.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

16.	Goodwill, Continued

(3)	Details of the changes in goodwill for the years ended December 31, 2020, 2019 and 2018 are as follows, Continued:

(*4)

As a result of the impairment test on Incross Co., Ltd., the carrying value of the CGU exceeds the recoverable amount, thus the Spin-off Businesses recognized ~~W~~34 million of impairment loss during the year ended December 31, 2020.

As a result of the impairment test related to Syrup Ad of Incross Co., Ltd., the carrying amount of the CGU exceeded the recoverable amount, thus the Spin-off Businesses recognized ~~W~~471 million of impairment loss during the year ended December 31, 2019. The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 13.6% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term advertising industry growth rate.

As of December 31, 2020, 2019 and 2018, accumulated impairment losses are ~~W~~52,324 million, ~~W~~51,805 million and ~~W~~184,107 million, respectively.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

17.	Intangible Assets

(1)	Intangible assets as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2020
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Industrial rights	~~W~~	29,346	(12,494)	(147)	16,705
Development costs		33,306	(20,295)	(3,854)	9,157
Customer relations		615,625	(50,041)	—	565,584
Club memberships(*1)		16,341	—	(479)	15,862
Brands(*1)		374,096	—	—	374,096
Other(*2)		546,990	(394,142)	(15,993)	136,855

		~~W~~1,615,704	(476,972)	(20,473)	1,118,259

(In millions of won)	December 31, 2019
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Industrial rights	~~W~~	22,872	(12,899)	(34)	9,939
Development costs		28,940	(16,082)	(2,567)	10,291
Customer relations		607,751	(15,970)	—	591,781
Club memberships(*1)		15,750	—	(420)	15,330
Brands(*1)		374,096	—	—	374,096
Other(*2)		523,227	(351,512)	(16,604)	155,111

	~~W~~	1,572,636	(396,463)	(19,625)	1,156,548

(In millions of won)	December 31, 2018
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Industrial rights	~~W~~	73,035	(21,378)	(28,180)	23,477
Development costs		21,779	(11,142)	(1,647)	8,990
Customer relations		634,424	(9,202)	—	625,222
Club memberships(*1)		13,934	—	(353)	13,581
Brands(*1)		374,096	—	—	374,096
Other(*2)		627,835	(433,478)	(36,231)	158,126

	~~W~~	1,745,103	(475,200)	(66,411)	1,203,492

(*1)	Club memberships and Brands are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

17.	Intangible Assets, Continued

(2)	Details of the changes in intangible assets for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Amortiz- ation	Impair- ment(*1)	Business combination(*2)	Ending balance
Industrial rights	~~W~~	9,939	1,489	(432)	8,281	(2,411)	(161)	—	16,705
Development costs		10,291	1,141	(18)	3,302	(4,272)	(1,287)	—	9,157
Customer relations		591,781	1,963	(265)	—	(34,316)	—	6,421	565,584
Club memberships		15,330	743	(622)	450	(9)	(30)	—	15,862
Brands(*2)		374,096	—	—	—	—	—	—	374,096
Other		155,111	37,021	(2,619)	10,250	(56,816)	(6,131)	39	136,855

	~~W~~	1,156,548	42,357	(3,956)	22,283	(97,824)	(7,609)	6,460	1,118,259

(*1)

The Spin-off Businesses recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to W7,609 million as impairment loss for the year ended December 31, 2020.

(*2)

Brands are recognized in connection with the acquisition of Life & Security Holdings Co., Ltd. and are tested for impairment by comparing the recoverable amounts of CGU to the carrying amounts. (See note 16)

(In millions of won)
	2019
	Beginning balance		Acquisi- tion	Disposal	Transfer	Amortiza- tion	Impair- ment (*1)	Business combination (*2)	Disposal of subsidiaries	Ending balance
Industrial rights	~~W~~	23,477	637	(331)	2,512	(1,889)	—	158	(14,625)	9,939
Development costs		8,990	2,218	—	(282)	(4,464)	(961)	4,790	—	10,291
Customer relations		625,222	250	(367)	304	(33,628)	—	—	—	591,781
Club memberships		13,581	1,294	(533)	—	—	(200)	1,188	—	15,330
Brands		374,096	—	—	—	—	—	—	—	374,096
Other		158,126	49,541	(4,469)	19,932	(57,411)	(739)	1,100	(10,969)	155,111

	~~W~~	1,203,492	53,940	(5,700)	22,466	(97,392)	(1,900)	7,236	(25,594)	1,156,548

(*1)

The Spin-off Businesses recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to W1,900 million as impairment loss for the year ended December 31, 2019.

(*2)	Includes assets from the Spin-off Businesses’ acquisitions of FSK L&S Co., Ltd. and Incross Co., Ltd.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

17.	Intangible Assets, Continued

(2)	Details of the changes in intangible assets for the years ended December 31, 2020, 2019 and 2018 are as follows, Continued:

(In millions of won)
	2018
	Beginning balance		Acquisi- tion	Disposal	Transfer	Amortiza- tion	Impair- ment(*1)	Business combination (*2)	Ending balance
Industrial rights	~~W~~	53,414	266	(857)	4,943	(3,637)	(30,748)	96	23,477
Development costs		3,844	4,250	—	132	(1,745)	(118)	2,627	8,990
Customer relations		2,549	—	—	1,160	(8,722)	—	630,235	625,222
Club memberships		10,217	67	(258)	283	—	—	3,272	13,581
Brands		—	—	—	—	—	—	374,096	374,096
Other		169,159	57,972	(20,453)	8,232	(52,869)	(28,732)	24,817	158,126

	~~W~~	239,183	62,555	(21,568)	14,750	(66,973)	(59,598)	1,035,143	1,203,492

(*1)

The Spin-off Businesses recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to W59,598 million as impairment loss for the year ended December 31, 2018.

(*2)	Includes assets from the Spin-off Businesses’ acquisitions of id Quantique SA, Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Research and development costs expensed as incurred	~~W~~	63,267	67,375	67,742

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

18.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2020		December 31, 2019	December 31, 2018
Short-term borrowings	KEB Hana Bank(*1)	FTP 1M + 1.51	~~W~~	27,000	—	—
	KEB Hana Bank(*2)	6M financial I (bank) + 1.59		5,000	—	—
	KEB Hana Bank(*3)	3M CD + 1.75		—	5,000	—
	KEB Hana Bank	3.95		—	—	5,000
	Shinhan Bank(*2)	6M financial I (bank) + 1.35		15,000	—	—
	Shinhan Bank(*2)	6M financial I (bank) + 1.60		—	15,000	—
	Shinhan Bank	3.19		—	—	30,000
	Shinhan Bank	3.75		—	—	15,000

			~~W~~	47,000	20,000	50,000

(*1)	1M FTP rate is 1.14% as of December 31, 2020.
(*2)	6M financial I (bank) rate are 0.92% and 1.52% as of December 31, 2020 and 2019, respectively.
(*3)	3M CD rate is 1.53% as of December 31, 2019.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

18.	Borrowings and Debentures, Continued

(2)	Long-term borrowings as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won and thousands of other currencies)
Lender	Annual interest rate (%)	Maturity	December 31, 2020		December 31, 2019	December 31, 2018
Shinhan Bank and others	3.20	Oct. 5, 2025	~~W~~	1,950,000	—	—
Shinhan Bank and others(*)	4.21	Sept. 30, 2023		—	1,750,000	1,750,000
Shinhan Bank and others(*)	7.20	Sept. 30, 2023		—	150,000	150,000
KEB Hana Bank	3.51	Feb. 28, 2019		—	—	40,000
UBS	0.00	Mar. 28, 2025		617 (CHF 500)	—	—
FAE	0.00	May. 7, 2025		617 (CHF 500)	—	—

				1,951,234	1,900,000	1,940,000
Less present value discount				(15,580)	(22,256)	(28,191)

				1,935,654	1,877,744	1,911,809
Less current installments				—	—	(40,000)

			~~W~~	1,935,654	1,877,744	1,871,809

(*)	The long-term borrowings were repaid before maturity during the year ended December 31, 2020.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2020		December 31, 2019	December 31, 2018
Private placement corporate bonds(*1)	Operating fund	2023	—	~~W~~	6,292	6,292	—
Private placement corporate bonds(*1)	Operating fund	2023	—		6,222	6,222	—
Private placement corporate bonds(*1)	Operating fund	2023	—		6,168	—	—
Private placement corporate bonds(*1)	Operating fund	2023	—		6,100	—	—
Convertible bonds(*2)	Operating fund	2019	1.00		—	—	5,479

					24,782	12,514	5,479
Less discounts on bonds					(1,313)	(896)	(394)

					23,469	11,618	5,085
Less current installments of bonds					—	—	(5,085)

				~~W~~	23,469	11,618	—

(*1)	Private placement corporate bonds were issued by SK Infosec Co., Ltd., a subsidiary within the Spin-off Businesses.
(*2)	Convertible bonds were issued by Dreamus Co., a subsidiary within the Spin-off Businesses.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

19.	Provisions

Changes in provisions for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020							As of December 31, 2020
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	3,578	1,427	(434)	(306)	—	4,265	244	4,021
Other provisions (*)		50,690	1,403	(30,860)	(1,904)	(199)	19,130	19,045	85

	~~W~~	54,268	2,830	(31,294)	(2,210)	(199)	23,395	19,289	4,106

(*)	~~W~~18,717 million of current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts. (See note 31)

(In millions of won)
	2019								As of December 31, 2019
	Beginning balance		Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for restoration	~~W~~	4,887	1,561	(2,545)	(491)	126	40	3,578	648	2,930
Other provisions (*)		107,229	914	(45,260)	(163)	(12,030)	—	50,690	32,672	18,018

	~~W~~	112,116	2,475	(47,805)	(654)	(11,904)	40	54,268	33,320	20,948

(*)	~~W~~32,104 million of current provisions and ~~W~~18,018 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

(In millions of won)
	2018									As of December 31, 2018
	Beginning balance		Impact of adopting IFRS 15	Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Curre-nt	Non-current
Provision for restoration	~~W~~	2,923	—	1,539	(7)	—	91	341	4,887	—	4,887
Other provisions (*)		2,935	(215)	110,628	(15,176)	(272)	—	9,329	107,229	38,462	68,767

	~~W~~	5,858	(215)	112,167	(15,183)	(272)	91	9,670	112,116	38,462	73,654

(*)	~~W~~36,844 million of current provisions and ~~W~~57,310 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

20.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019	December 31, 2018
Present value of defined benefit obligations	~~W~~	293,431	279,912	244,860
Fair value of plan assets		(169,469)	(163,807)	(138,050)

Defined benefit liabilities	~~W~~	123,962	116,105	106,810

(2)	Principal actuarial assumptions as of December 31, 2020, 2019 and 2018 are as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Discount rate for defined benefit obligations	1.83 ~ 3.14%	1.77 ~ 3.04%	2.24 ~ 3.07%
Expected rate of salary increase	2.04 ~ 6.00%	1.53 ~ 6.00%	3.42 ~ 5.61%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Spin-off Businesses’ historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)	For the year ended December 31
	2020		2019	2018
Beginning balance	~~W~~	279,912	244,860	126,290
Current service cost		50,288	47,189	32,033
Past service cost		124	—	—
Interest cost		5,863	5,915	5,594
Remeasurement
- Demographic assumption		(2,339)	1,054	—
- Financial assumption		(10,712)	10,067	7,905
- Adjustment based on experience		4,285	2,111	519
Benefit paid		(28,024)	(33,105)	(14,298)
Business combinations		1,227	3,653	104,251
Others(*)		(7,193)	(1,832)	(17,434)

Ending balance	~~W~~	293,431	279,912	244,860

(*)	Others include changes of liabilities due to employee’s transfers among affiliates for the years ended December 31, 2020, 2019 and 2018.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

20.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)	For the year ended December 31
	2020		2019	2018
Beginning balance	~~W~~	163,807	138,050	116,442
Interest income		3,179	2,965	2,864
Remeasurement		800	(1,658)	(944)
Contributions		26,597	44,819	18,627
Benefit paid		(18,155)	(22,806)	(10,990)
Business combinations		—	3,207	21,417
Others		(6,759)	(770)	(9,366)

Ending balance	~~W~~	169,469	163,807	138,050

The Spin-off Businesses expects to contribute W32,040 million to the defined benefit plans in 2021.

(5)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the combined carve-out statement of income) and capitalized into construction-in-progress, for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)	For the year ended December 31
	2020		2019	2018
Current service cost	~~W~~	50,288	47,189	32,033
Past service cost		124	—	—
Net interest cost		2,684	2,950	2,730

	~~W~~	53,096	50,139	34,763

Costs related to the defined benefit except for the amounts transferred to construction in progress are included labor expenses and Research and development expenses.

(6)	Details of plan assets as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019	December 31, 2018
Equity instruments	~~W~~	3,782	76	1,133
Debt instruments		7,286	9,106	4,899
Short-term financial instruments, etc.		158,401	154,625	132,018

	~~W~~	169,469	163,807	138,050

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

20.	Defined Benefit Liabilities, Continued

(7)	As of December 31, 2020, 2019 and 2018, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	2020
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(11,625)	13,276
Expected salary increase rate		13,363	(11,878)

(In millions of won)
	2019
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(11,234)	12,953
Expected salary increase rate		13,015	(11,477)

(In millions of won)
	2018
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(9,676)	11,113
Expected salary increase rate		11,155	(10,034)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2020, 2019 and 2018 are 8.77 years, 9.06 years, and 8.64 years, respectively.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

21.	Derivative Instruments

(1)

The Spin-off Businesses has entered into an agreement regarding a share in order to establish a partnership for the growth of e-commerce business operated by Eleven Street Co., Ltd., a subsidiary within the Spin-off Businesses, whereby the Spin-off Businesses is allowed to grant right to the counterparty to acquire new preferred shares when conditions of business performance or a stock listing are met. Exercise period of the right is 5 years from July 1, 2020, which is the date of the agreement. The Spin-off Businesses determined the agreement is a derivative financial liability in accordance with IFRS 9 and recognized the liability amounting to ~~W~~12,115 million as of December 31, 2020.

(2)

The Spin-off Businesses has been granted subscription right to acquire 2,262,443 shares of NANO-X IMAGING LTD., an associate, and recognized derivative financial assets of ~~W~~71,212 million for subscription right as of December 31, 2020.

(3)

The fair value of derivatives held for trading is recorded in the financial statements as long-term derivative financial assets and long-term derivative financial liabilities. As of December 31, 2020, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
Hedging instrument (Hedged item)	Held for trading		Fair value

Non-current assets:
Subscription right	~~W~~	71,212	71,212
Non-current liabilities:
Contingent subscription right	~~W~~	12,115	12,115

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

22.	Share option

(1)

The Spin-off Businesses’ key personnel have historically participated in the Parent Company’s share option program and some subsidiaries within the Spin-off Businesses have their own share option programs. The terms and conditions related to the grants of the share options under the share option program are as follows:

	Parent Company
	1-1	1-2	1-3	2	3(*1)	4	5
Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, cash settlement
Number of shares (in shares)(*2)	22,168	22,168	22,168	1,358	4,177	1,734	127,643
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date

(*1)	Parts of the grant that have not met the vesting conditions have been forfeited during the year ended December 31, 2019.
(*2)	Some shares represent the share options granted to certain employees of the Spin-off Businesses and related expenses are allocated in the combined carve-out financial statements on a reasonable basis.

DREAMUS COMPANY
	One Store Co., Ltd.	1-1	1-2	1-3
Grant date	April 27, 2018	March 28, 2019	March 28, 2019	March 28, 2019
Types of shares to be issued	Common shares of One Store Co., Ltd.	Common shares of DREAMUS COMPANY
Grant method	Issuance of new shares	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*1)	712,150	366,679	366,672	366,649
Exercise price (in won)	5,390	9,160	9,160	9,160
Exercise period	Apr. 28, 2020~ Apr. 27, 2024	Mar. 29, 2021~ Mar. 28, 2024	Mar. 29, 2022~ Mar. 28, 2025	Mar. 29, 2023~ Mar. 28, 2026
Vesting conditions	2 years’ service from the grant date	(a) 2 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price	(a) 3 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price	(a) 4 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

22.	Share option, Continued

(1)

The Spin-off Businesses’ key personnel have historically participated in the Parent Company’s share option program and some subsidiaries within the Spin-off Businesses have their own share option programs. The terms and conditions related to the grants of the share options under the share option program are as follows, Continued:

	Incross Co., Ltd.
	3	4	5	6	7	8	9
Grant date	March 30, 2016	March 7, 2017	March 7, 2018	March 7, 2019	October 15, 2019	March 10, 2020	October 20, 2020
Types of shares to be issued	Common shares of Incross Co., Ltd.
Grant method	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*1)	5,000	29,625	9,900	6,600	59,225	19,800	3,300
Exercise price (in won)	10,571	17,485	25,861	16,895	22,073	26,291	45,280
Exercise period	Mar. 30, 2019~ Mar. 30, 2022	Mar. 7, 2020~ Mar. 6, 2023	Mar. 7, 2021~ Mar. 6, 2024	Mar. 7, 2022~ Mar. 6, 2025	Oct. 15, 2022~ Oct. 14, 2025	Mar. 10, 2023~ Mar. 9, 2026	Oct. 20, 2023~ Oct. 19, 2026
Vesting conditions	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date

SK Infosec Co., Ltd.(*2)
	1-1	1-2	1-3	1-4
Grant date	August 22, 2019
Types of shares to be issued	Registered common shares of SK Infosec. Co., Ltd.
Grant method	Cash settlement
Number of shares (in shares)(*1)	161,541	87,562	230,581	203,223
Exercise price (in won)	20,579	20,579	22,225	24,003
Exercise period	1st exercise: Applied to 50% of the granted shares and exercisable 6 months after the listing (June 30, 2022) of SK Infosec Co., Ltd.
2nd exercise: Applied to 25% of the granted shares and exercisable 12 months after the listing (June 30, 2022) of SK Infosec Co., Ltd.
3rd exercise: Applied to 25% of the granted shares and exercisable 18 months after the listing (June 30, 2022) of SK Infosec Co., Ltd.
Vesting conditions	Service provided until December 31, 2019	Service provided until December 31, 2020	Service provided until December 31, 2020	Service provided until December 31, 2021

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

22.	Share option, Continued

(1)

The Spin-off Businesses’ key personnel have historically participated in the Parent Company’s share option program and some subsidiaries within the Spin-off Businesses have their own share option programs. The terms and conditions related to the grants of the share options under the share option program are as follows, Continued:

SK Infosec Co., Ltd.(*2)
	2-1	2-2	2-3	2-4	FSK L&S Co., Ltd.
Grant date	December 30, 2020				May 31, 2019
Types of shares to be issued	Registered common shares of SK Infosec. Co., Ltd.				Common shares of FSK L&S Co., Ltd.
Grant method	Cash settlement				Issuance of new shares
Number of shares (in shares)(*1)	23,097	9,648	32,744	23,094	43,955
Exercise price (in won)	20,807	20,807	22,472	24,270	10,000
Exercise period	1st exercise: Applied to 50% of the granted shares and exercisable 6 months after the listing (June 30, 2022) of SK Infosec Co., Ltd.				June 1, 2022 ~ May 31, 2025
2nd exercise: Applied to 25% of the granted shares and exercisable 12 months after the listing (June 30, 2022) of SK Infosec Co., Ltd.
3rd exercise: Applied to 25% of the granted shares and exercisable 18 months after the listing (June 30, 2022) of SK Infosec Co., Ltd.
Vesting conditions	Service provided until December 31, 2020	Service provided until December 31, 2021	Service provided until December 31, 2021	Service provided until December 31, 2022	3 years’ service from the grant date

(*1)

Some of stock options granted by One Store Co., Ltd., DREAMUS COMPANY and SK Infosec Co., Ltd. that have not met the vesting conditions have been forfeited, and some of the stock options granted by One Store Co., Ltd. and Incross Co., Ltd. have been exercised during the year ended December 31, 2020. Some of stock options granted by One Store Co., Ltd. and DREAMUS COMPANY that have not met the vesting conditions have been forfeited during the year ended December 31, 2019.

(*2)

The share option has transferred from Life & Security Holdings Co., Ltd. due to the business combination. As a result of the business combination, number of shares and exercise price of the share option and the expected listing date have changed.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

22.	Share option, Continued

(2)	Share compensation expense recognized during the years ended December 31, 2020, 2019 and 2018 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2017	~~W~~	7
During the year ended December 31, 2018		206
In subsequent periods		397

	~~W~~	610

(In millions of won)
	Share compensation expense
As of December 31, 2018	~~W~~	213
During the year ended December 31, 2019		1,783
In subsequent periods		4,330

	~~W~~	6,326

(In millions of won)
	Share compensation expense
As of December 31, 2019	~~W~~	1,996
During the year ended December 31, 2020		4,137
In subsequent periods		2,445

	~~W~~	8,578

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

22.	Share option, Continued

(3)

The Spin-off Businesses used binomial option pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In won)	Parent Company
	Series
	1-1	1-2	1-3	2	3	4	5
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000	174,500
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Per-share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111	962

(In won)		DREAMUS COMPANY
	One Store Co., Ltd.	1-1	1-2	1-3
Risk-free interest rate	2.58%	1.73%	1.77%	1.82%
Estimated option’s life	6 years	—	—	—
Share price (Closing price on the preceding day)	4,925	8,950	8,950	8,950
Expected volatility	9.25%	32.34%	32.34%	32.34%
Expected dividends	0.00%	0.00%	0.00%	0.00%
Exercise price	5,390	9,160	9,160	9,160
Per-share fair value of the option	566	1,976	2,189	2,356

(In won)	Incross Co., Ltd.
	3	4	5	6	7	8	9	FSK L&S Co., Ltd.
Risk-free interest rate	2.09%	1.35%	1.50%	1.76%	1.41%	1.16%	1.23%	1.64%
Estimated option’s life	6 years	6 years	6 years	6 years	6 years	6 years	6 years	—
Share price (Closing price on the preceding day)	17,993	43,843	27,300	17,000	22,050	21,800	40,300	10,455
Expected volatility	20.67%	18.67%	21.28%	25.58%	42.37%	41.69%	51.16%	16.20%
Expected dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Exercise price	10,571	17,485	25,861	16,895	22,073	26,291	45,280	10,000
Per-share fair value of the option	1,965	9,423	7,277	4,887	9,209	7,813	18,491	1,420

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

22.	Share option, Continued

(3)

The Spin-off Businesses used binomial option pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

(In won)	SK Infosec. Co., Ltd.(*)
	1-1, 1-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	20,579	20,579	20,579
Per-share fair value of the option	6,051	7,448	7,571

(In won)	SK Infosec. Co., Ltd.(*)
	1-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	22,225	22,225	22,225
Per-share fair value of the option	5,521	6,531	6,720

(In won)	SK Infosec. Co., Ltd.(*)
	1-4
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	24,003	24,003	24,003
Per-share fair value of the option	4,948	5,663	5,909

(In won)	SK Infosec. Co., Ltd.(*)
	2-1, 2-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	20,807	20,807	20,807
Per-share fair value of the option	5,977	7,321	7,454

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

22.	Share option, Continued

(3)

The Spin-off Businesses used binomial option pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

(In won)	SK Infosec. Co., Ltd.(*)
	2-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	22,472	22,472	22,472
Per-share fair value of the option	5,441	6,393	6,592

(In won)	SK Infosec. Co., Ltd.(*)
	2-4
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	24,270	24,270	24,270
Per-share fair value of the option	4,862	5,547	5,800

(*)	The share option has transferred from Life & Security Holdings Co., Ltd. due to the business combination.

As One Store Co., Ltd., FSK L&S Co., Ltd., and SK Infosec Co., Ltd., the subsidiaries within the Spin-off Businesses, are unlisted, the share price is calculated using the discounted cash flow model.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

23.	Other comprehensive income (loss)

(1)	Details of other comprehensive income (loss), net of taxes, as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019	December 31, 2018
Valuation gain (loss) on FVOCI	~~W~~	132,736	(21,134)	(18,900)
Other comprehensive loss of investments in associates and joint ventures		(236,357)	(172,198)	(191,855)
Foreign currency translation differences for foreign operations		(13,811)	3,710	12,545

	~~W~~	(117,432)	(189,622)	(198,210)

(2)	Changes in other comprehensive income (loss) for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income(loss) of investments in associates and joint ventures	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2018	~~W~~	(2,544)	(179,300)	6,423	(175,421)
Changes, net of taxes		(16,356)	(12,555)	6,122	(22,789)
Balance at December 31, 2018	~~W~~	(18,900)	(191,855)	12,545	(198,210)
Changes, net of taxes		(2,234)	19,657	(8,835)	8,588
Balance at December 31, 2019	~~W~~	(21,134)	(172,198)	3,710	(189,622)
Changes, net of taxes		153,870	(64,159)	(17,521)	72,190

Balance at December 31, 2020	~~W~~	132,736	(236,357)	(13,811)	(117,432)

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Balance at January 1	~~W~~	(21,134)	(18,900)	(2,544)
Amount recognized as other comprehensive income (loss) during the year, net of taxes		161,114	(2,234)	(19,296)
Amount reclassified to retained earnings, net of taxes		(7,244)	—	2,940

Balance at December 31	~~W~~	132,736	(21,134)	(18,900)

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

24.	Redeemable Convertible Preferred Stocks

Eleven street Co., Ltd., a subsidiary within the Spin-off Businesses, issued redeemable convertible preferred stocks on September 7, 2018 according to the board of directors’ resolution. The details of the issuance are as follows:

Information of redeemable convertible preferred stocks
Issuer	Eleven Street Co., Ltd.
Number of shares issued	1,863,093
Issue price	~~W~~268,371 per share
Voting rights	1 voting right per 1 share
Dividend rate(*)	6% of the issue price per annum (cumulative, non-participating) The obligatory dividend rate of the Spin-off Businesses is 1% of the issue price per annum
Conversion period	From 6 months after the date of issue to 1 business day before the expiration date of the redemption period
Conversion ratio	[Issue price ÷ Conversion price at the date of conversion] per share
Conversion price	~~W~~ 268,371 per share
Refixing clauses

•  In the case when spin-off, merger, split merger of the company, comprehensive stock exchange or transfer and decrease in capital, (“merger and others”), conversion price is subject to refixing to guarantee the value that the holder could earn the day right before the circumstances arise.

•  In the case when this preferred share is split or merged, the conversion prices is subject to refixing to correspond with the split or merge ratio.

Redemption period	Two months from September 30, 2023 to December 31, 2047 at the choice of the issuer.
Redemption party	Eleven Street Co., Ltd.
Redemption price	Amounts realizing the internal rate of return to be 3.5% at the date of actual redemption
Liquidation preference	Preferential to the common shares

(*)

The present value of obligatory dividends amounting to ~~W~~14,297 million, ~~W~~18,805 million and ~~W~~23,191 million payable to non-controlling interests based on the shareholders agreement are recognized as financial liabilities as of December 31, 2020, 2019 and 2018, respectively.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

25.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Other Operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	1,019	18,909	3,721
Others(*)		4,534	7,032	3,402

	~~W~~	5,553	25,941	7,123

Other Operating Expenses:
Communication	~~W~~	19,528	20,712	8,143
Utilities		5,838	6,308	2,161
Taxes and dues		6,585	6,388	4,541
Repair		947	718	670
Research and development		63,267	67,375	67,742
Training		4,205	5,599	4,978
Bad debt for accounts receivable—trade		4,542	3,465	1,427
Travel		8,229	10,856	5,104
Supplies and other		225,842	155,333	18,919
Loss on disposal of property and equipment and intangible assets		15,965	23,939	15,149
Impairment loss on other investment securities		—	1,670	3,157
Impairment loss on property and equipment and intangible assets		8,128	23,112	227,892
Donations		723	775	187
Bad debt for accounts receivable – other		3,919	2,208	1,028
Others(*)		6,207	4,839	4,753

	~~W~~	373,925	333,297	365,851

(*)	See note 5 (2).

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

26.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Finance Income:
Interest income	~~W~~	13,890	16,086	11,576
Gain on foreign currency transactions		4,091	2,961	1,025
Gain on foreign currency translations		1,040	512	377
Gain on valuation of derivatives		77,237	—	—
Gain relating to financial assets at FVTPL (*)		4,817	2,016	66,584

	~~W~~	101,075	21,575	79,562

Finance Costs:
Interest expense	~~W~~	110,331	99,504	27,371
Loss on sale of accounts receivable – other		—	1	5,454
Loss on foreign currency transactions		2,320	2,622	1,300
Loss on foreign currency translations		3,757	706	124
Loss on valuation of derivatives		12,115	—	—
Loss on settlement of derivatives		—	—	65
Loss relating to financial assets at FVTPL		1,120	292	12,180
Other financial fees		44,734	—	—

	~~W~~	174,377	103,125	46,494

(*)

Gain relating to financial assets at FVTPL for the year ended December 31, 2018 includes gains on disposal of 200,000 shares of convertible redeemable bonds issued by KRAFTON Co., Ltd. (formerly, Bluehole Inc.) amounting to ~~W~~58,000 million.

(2)	Details of interest income included in finance income for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Interest income on cash equivalents and short-term financial instruments	~~W~~	11,740	14,384	11,480
Interest income on loans and others		2,150	1,702	96

	~~W~~	13,890	16,086	11,576

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

26.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Interest expense on borrowings	~~W~~	104,116	94,080	3,708
Interest expense on debentures		336	102	—
Others		5,879	5,322	23,663

	~~W~~	110,331	99,504	27,371

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2020, 2019 and 2018 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 7 and 29.

1)	Finance income and costs

(In millions of won)
	2020
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	82,110	1,119
Financial assets at FVOCI		—	44,734
Financial assets at amortized cost		16,948	5,434

		99,058	51,287

Financial Liabilities:
Financial liabilities at FVTPL		—	12,115
Financial liabilities at amortized cost		2,017	110,975

		2,017	123,090

	~~W~~	101,075	174,377

(In millions of won)
	2019
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	2,016	293
Financial assets at amortized cost		19,559	3,292

		21,575	3,585

Financial Liabilities:
Financial liabilities at amortized cost		—	99,540

	~~W~~	21,575	103,125

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

26.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2020, 2019 and 2018 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 7 and 29, Continued:

1)	Finance income and costs, Continued:

(In millions of won)
	2018
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	66,546	17,633
Financial assets at amortized cost		13,002	1,245

		79,548	18,878

Financial Liabilities:
Financial liabilities at FVTPL		—	65
Financial liabilities at amortized cost		14	27,551

		14	27,616

	~~W~~	79,562	46,494

2)	Other comprehensive income (loss)

(In millions of won)
	2020		2019	2018
Financial Assets:
Financial assets at FVOCI	~~W~~	246,610	(2,234)	(34,324)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Accounts receivable – trade	~~W~~	4,542	3,465	1,427
Other receivables		3,919	2,208	1,028

	~~W~~	8,461	5,673	2,455

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

27.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2020, 2019 and 2018 consist of the following:

(In millions of won)
	2020		2019	2018
Current tax expense:
Current year	~~W~~	26,187	26,403	35,508
Current tax of prior years(*)		(1,341)	(11,495)	(14,203)

		24,846	14,908	21,305

Deferred tax expense:
Changes in net deferred tax assets		157,263	17,925	581,080

Income tax expense	~~W~~	182,109	32,833	602,385

(*)

Current tax of prior years are mainly composed of the income tax refund due to a change in the interpretation of the tax authority in relation to the income tax previously recognized by the Spin-off Businesses.

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2020, 2019 and 2018 is attributable to the following:

(In millions of won)
	2020		2019	2018
Income taxes at statutory income tax rate	~~W~~	228,612	78,088	723,351
Non-taxable income		(15,964)	(19,010)	(12,635)
Non-deductible expenses		8,175	1,174	14,794
Tax credit and tax reduction		(874)	(427)	(9)
Changes in unrecognized deferred taxes		(59,659)	(27,140)	(104,949)
Changes in tax rate		17,577	3,109	(3,918)
Income tax refund and others		4,242	(2,961)	(14,249)

Income tax expense	~~W~~	182,109	32,833	602,385

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Valuation gain (loss) on financial assets measured at fair value	~~W~~	(37,180)	1,328	5,273
Share of other comprehensive income (loss) of associates and joint ventures		(4)	4	—
Valuation gain on derivatives		—	—	(84)
Remeasurement of defined benefit liabilities		(2,336)	2,934	1,672

	~~W~~	(39,520)	4,266	6,861

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

27.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	5,093	(416)	—	—	4,677
Accrued interest income		(1,837)	487	—	—	(1,350)
Financial assets measured at fair value		23,783	(16,150)	(37,180)	—	(29,547)
Investments in subsidiaries, associates and joint ventures		(1,562,689)	(171,484)	(4)	—	(1,734,177)
Property and equipment and intangible assets		(260,793)	19,023	—	—	(241,770)
Provisions		193	339	—	—	532
Retirement benefit obligation		31,890	14,098	(2,336)	—	43,652
Valuation gain on derivatives		—	2,932	—	—	2,932
Incremental costs to acquire a contract		(5,690)	(2,180)	—	—	(7,870)
Contract assets and liabilities		(1,143)	—	—	—	(1,143)
Right-of-use assets		(11,850)	(5,275)	—	—	(17,125)
Lease liabilities		13,748	4,564	—	—	18,312
Others		(10,111)	(683)	—	(1,554)	(12,348)

		(1,779,406)	(154,745)	(39,520)	(1,554)	(1,975,225)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		90,741	(2,518)	—	—	88,223

	~~W~~	(1,688,665)	(157,263)	(39,520)	(1,554)	(1,887,002)

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

27.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2020, 2019 and 2018 are as follows, Continued:

(In millions of won)
	2019
	Beginning		Impact of adopting IFRS 16	Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	5,262	—	(504)	—	335	5,093
Accrued interest income		(2,397)	—	577	—	(17)	(1,837)
Financial assets measured at fair value		13,986	—	8,207	1,328	262	23,783
Investments in subsidiaries, associates and joint ventures		(1,566,063)	—	3,388	4	(18)	(1,562,689)
Property and equipment and intangible assets		(249,573)	—	(11,217)	—	(3)	(260,793)
Provisions		526	—	(333)	—	—	193
Retirement benefit obligation		30,643	—	(1,757)	2,934	70	31,890
Incremental costs to acquire a contract		(2,725)	—	(2,965)	—	—	(5,690)
Contract assets and liabilities		—	—	(1,143)	—	—	(1,143)
Right-of-use assets		—	(13,574)	1,724	—	—	(11,850)
Lease liabilities		—	15,093	(1,345)	—	—	13,748
Others		(8,620)	(1,519)	22	—	6	(10,111)

		(1,778,961)	—	(5,346)	4,266	635	(1,779,406)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		103,320	—	(12,579)	—	—	90,741

	~~W~~	(1,675,641)	—	(17,925)	4,266	635	(1,688,665)

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

27.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2020, 2019 and 2018 are as follows, Continued:

(In millions of won)
	2018
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	3,128	(3,092)	—	5,226	5,262
Accrued interest income		(2,203)	(166)	—	(28)	(2,397)
Financial assets measured at fair value		16,240	(7,527)	5,273	—	13,986
Investments in subsidiaries, associates and joint ventures		(980,449)	(585,614)	—	—	(1,566,063)
Property and equipment and intangible assets		7,056	1	—	(256,630)	(249,573)
Provisions		—	338	—	188	526
Retirement benefit obligation		5,498	1,530	1,672	21,943	30,643
Valuation gain on derivatives		322	(238)	(84)	—	—
Reserve for research and manpower development		(2,387)	2,387	—	—	—
Incremental costs to acquire a contract		—	(2,725)	—	—	(2,725)
Others		4,324	(16,877)	—	3,933	(8,620)

		(948,471)	(611,983)	6,861	(225,368)	(1,778,961)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		72,417	30,903	—	—	103,320

	~~W~~	(876,054)	(581,080)	6,861	(225,368)	(1,675,641)

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

27.	Income Tax Expense, Continued

(5)

Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets(liabilities), in the combined carve-out statements of financial position as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019	December 31, 2018
Loss allowance	~~W~~	15,048	10,627	8,982
Investments in subsidiaries, associates and joint ventures		(1,077,073)	(765,450)	(726,030)
Other temporary differences		56,928	86,867	130,290
Unused tax loss carryforwards		658,756	600,126	379,150
Unused tax credit carryforwards		1,004	1,143	3,640

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2020 are expiring within the following periods:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	~~W~~	31,000	—
1 ~ 2 years		32,116	158
2 ~ 3 years		30,860	116
More than 3 years		564,780	730

	~~W~~	658,756	1,004

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

28.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Total
Cash and cash equivalents	~~W~~	—	—	628,452	628,452
Financial instruments		—	—	1,037,950	1,037,950
Short-term investment securities		40,007	—	—	40,007
Long-term investment securities(*)		8,890	421,999	—	430,889
Accounts receivable—trade		—	—	338,785	338,785
Loans and other receivables		—	—	624,704	624,704
Derivative financial assets		71,212	—	—	71,212

	~~W~~	120,109	421,999	2,629,891	3,171,999

(*)	The Spin-off Businesses designated ~~W~~421,999 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)	December 31, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Total
Cash and cash equivalents	~~W~~	—	—	847,806	847,806
Financial instruments		—	—	631,960	631,960
Short-term investment securities		15,406	—	—	15,406
Long-term investment securities(*)		16,874	210,618	—	227,492
Accounts receivable—trade		—	—	379,535	379,535
Loans and other receivables		—	—	549,799	549,799

	~~W~~	32,280	210,618	2,409,100	2,651,998

(*)	The Spin-off Businesses designated ~~W~~210,618 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)	December 31, 2018
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Total
Cash and cash equivalents	~~W~~	—	—	—	883,871	883,871
Financial instruments		—	—	—	701,684	701,684
Short-term investment securities		5,366	—	—	—	5,366
Long-term investment securities(*)		10,615	146,316	1,032	—	157,963
Accounts receivable—trade		—	—	—	267,539	267,539
Loans and other receivables		—	—	—	500,578	500,578

	~~W~~	15,981	146,316	1,032	2,353,672	2,517,001

(*)	The Spin-off Businesses designated ~~W~~146,316 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

28.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2020
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Accounts payable – trade	~~W~~	—	201,907	201,907
Derivative financial liabilities		12,115	—	12,115
Borrowings		—	1,982,654	1,982,654
Debentures		—	23,469	23,469
Lease liabilities(*)		—	85,802	85,802
Accounts payable—other and others		—	1,219,935	1,219,935

	~~W~~	12,115	3,513,767	3,525,882

(In millions of won)	December 31, 2019
	Financial liabilities at amortized cost
Accounts payable – trade	~~W~~	233,412
Borrowings		1,897,744
Debentures		11,618
Lease liabilities(*)		64,797
Accounts payable – other and others		963,835

	~~W~~	3,171,406

(In millions of won)	December 31, 2018
	Financial liabilities at amortized cost
Accounts payable – trade	~~W~~	115,327
Borrowings		1,961,809
Debentures		5,085
Accounts payable – other and others		1,049,250

	~~W~~	3,131,471

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

29.	Financial Risk Management

(1)	Financial risk management

The Spin-off Businesses is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Spin-off Businesses implements a risk management system to monitor and manage these specific risks.

The Spin-off Businesses’ financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Spin-off Businesses incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, EUR and JPY. The Spin-off Businesses determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each entities within the Spin-off Businesses. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each entity within the Spin-off Businesses.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won, thousands of foreign currencies)
	2020
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	54,778	~~W~~	59,598	18,409	~~W~~	20,029
EUR	12,197		16,322	10,027		13,419
JPY	199,368		2,102	—		—
Others	—		9,247	—		3,905

		~~W~~	87,269		~~W~~	37,353

(In millions of won, thousands of foreign currencies)
	2019
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	56,903	~~W~~	65,882	7,955	~~W~~	9,210
EUR	73		94	—		—
JPY	785,742		8,356	184,724		1,964
Others	—		2,659	—		497

		~~W~~	76,991		~~W~~	11,671

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2020, 2019 and 2018 are as follows, Continued:

(In millions of won, thousands of foreign currencies)
	2018
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	45,288	~~W~~	50,637	8,997	~~W~~	10,060
EUR	13,412		17,156	9		12
JPY	799,248		8,098	315,598		3,198
Others	—		3,329	—		3

		~~W~~	79,220		~~W~~	13,273

As of December 31, 2020, 2019 and 2018, a hypothetical change in exchange rates by 10% would have increased (reduced) the Spin-off Businesses’ income before income tax as follows:

(In millions of won)
	2020
	If increased by 10%		If decreased by 10%
USD	~~W~~	3,957	(3,957)
EUR		290	(290)
JPY		210	(210)
Others		534	(534)

	~~W~~	4,991	(4,991)

(In millions of won)
	2019
	If increased by 10%		If decreased by 10%
USD	~~W~~	5,667	(5,667)
EUR		9	(9)
JPY		639	(639)
Others		216	(216)

	~~W~~	6,531	(6,531)

(In millions of won)
	2018
	If increased by 10%		If decreased by 10%
USD	~~W~~	4,058	(4,058)
EUR		1,714	(1,714)
JPY		490	(490)
Others		333	(333)

	~~W~~	6,595	(6,595)

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

29	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Spin-off Businesses arises from borrowings, debenture and long-term payables—other. Since the Spin-off Businesses’ interest bearing assets are mostly fixed-interest bearing assets, the Spin-off Businesses’ revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Spin-off Businesses performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Spin-off Businesses takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2020, 2019 and 2018, the floating-rate borrowings of the Spin-off Businesses are ~~W~~47,000 million, ~~W~~20,000 million and ~~W~~90,000 million respectively. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes would change by ~~W~~470 million, ~~W~~200 million and ~~W~~900 million respectively in relation to interest expenses on floating-rate borrowings that are exposed to interest rate risk, which would also change the year-end balance of equity by the same amount.

2)	Credit risk

The maximum credit exposure as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019	December 31, 2018
Cash and cash equivalents	~~W~~	628,452	847,806	883,871
Financial instruments		1,037,950	631,960	701,684
Investment securities		2,174	8,021	10,669
Accounts receivable—trade		338,785	379,535	267,539
Contract assets		16,797	8,087	457
Loans and other receivables		624,704	549,799	500,578
Derivative financial assets		71,212	—	—

	~~W~~	2,720,074	2,425,208	2,364,798

Credit risk is the risk of financial loss to the Spin-off Businesses if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Spin-off Businesses evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Spin-off Businesses establishes credit limits for each customer or counterparty.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i)	Accounts receivable – trade and contract assets

The Spin-off Businesses establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance during the year ended December 31, 2020 are included in note 7.

(ii)	Debt investments

The credit risk arises from debt investments included in ~~W~~1,037,950 million of financial instruments, ~~W~~2,174 million of investment securities and ~~W~~624,704 million of loans and other receivables. To limit the exposure to this risk, the Spin-off Businesses transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Spin-off Businesses’ debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Spin-off Businesses measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Spin-off Businesses monitors changes in credit risk at each reporting date. The Spin-off Businesses recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Spin-off Businesses’ maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2020
	Financial assets at FVTPL		At amortized cost
			12-month ECL	Lifetime ECL—not credit impaired	Lifetime ECL—credit impaired
Gross amount	~~W~~	2,174	1,618,231	47,017	6,016
Loss allowance		—	—	(2,594)	(6,016)

Carrying amount	~~W~~	2,174	1,618,231	44,423	—

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

The Spin-off Businesses’ maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2020, 2019 and 2018 are as follows, Continued:

(In millions of won)
	December 31, 2019
	Financial assets at FVTPL		At amortized cost
			12-month ECL	Lifetime ECL –not credit impaired	Lifetime ECL – credit impaired
Gross amount	~~W~~	8,021	1,153,946	17,419	14,373
Loss allowance		—	(990)	(1,590)	(1,399)

Carrying amount	~~W~~	8,021	1,152,956	15,829	12,974

(In millions of won)
	December 31, 2018
	Financial assets at FVTPL		Financial assets at FVOCI	At amortized cost
				12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL –credit impaired
Gross amount	~~W~~	9,636	1,032	1,199,326	4,581	573
Loss allowance		—	—	—	(1,644)	(573)

Carrying amount	~~W~~	9,636	1,032	1,199,326	2,937	—

Changes in the loss allowance for the debt investments during the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2019	~~W~~	990	1,590	1,399	3,979
Remeasurement of loss allowance, net		—	—	3,919	3,919
Transfer to lifetime ECL – credit impaired		(990)	—	990	—
Amounts written off		—	1,036	(267)	769
Recovery of amounts written off		—	(32)	(25)	(57)

December 31, 2020	~~W~~	—	2,594	6,016	8,610

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

Changes in the loss allowance for the debt investments during the year ended December 31, 2020, 2019 and 2018 are as follows, Continued:

(In millions of won)
	2019
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2018	~~W~~	—	1,644	573	2,217
Remeasurement of loss allowance, net		177	925	1,106	2,208
Amounts written off		813	(1,514)	(280)	(981)
Business combinations		—	535	—	535

December 31, 2019	~~W~~	990	1,590	1,399	3,979

(In millions of won)
	2018
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2017	~~W~~	—	5,223	994	6,217
Remeasurement of loss allowance, net		—	128	900	1,028
Amounts written off		—	(3,747)	(979)	(4,726)
Recovery of amounts written off		—	146	—	146
Business combinations		—	(106)	(342)	(448)

December 31, 2018	~~W~~	—	1,644	573	2,217

(iii)	Cash and cash equivalents

The Spin-off Businesses has ~~W~~628,452 million as of December 31, 2020 (~~W~~847,806 million and ~~W~~883,871 million as of December 31, 2019 and 2018, respectively) cash and cash equivalents with banks and financial institutions above specific credit ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Spin-off Businesses considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Spin-off Businesses’ approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Spin-off Businesses maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2020
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable—trade	~~W~~	201,907	201,907	201,907	—	—
Borrowings(*)		1,982,654	2,307,579	111,245	2,196,334	—
Debentures(*)		23,469	24,782	—	24,782	—
Lease liabilities		85,802	90,676	37,979	37,175	15,522
Accounts payable—other and others(*)		1,219,935	1,227,747	1,212,386	15,361	—

	~~W~~	3,513,767	3,852,691	1,563,517	2,273,652	15,522

(In millions of won)
	December 31, 2019
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable—trade	~~W~~	233,412	233,412	233,412	—	—
Borrowings(*)		1,897,744	2,260,459	105,001	2,155,458	—
Debentures(*)		11,618	12,514	—	12,514	—
Lease liabilities		64,797	68,723	32,859	27,236	8,628
Accounts payable—other and others(*)		963,835	975,911	966,366	9,545	—

	~~W~~	3,171,406	3,551,019	1,337,638	2,204,753	8,628

(In millions of won)
	December 31, 2018
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable—trade	~~W~~	115,327	115,327	115,327	—	—
Borrowings(*)		1,961,809	2,365,111	175,525	2,189,586	—
Debentures(*)		5,085	6,303	6,303	—	—
Accounts payable—other and others(*)		1,049,250	1,076,352	1,062,050	14,038	264

	~~W~~	3,131,471	3,563,093	1,359,205	2,203,624	264

(*)	Includes interest payables.

The Spin-off Businesses does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

29.	Financial Risk Management, Continued

(2)	Capital management

The Spin-off Businesses manages its capital to ensure that it will be able to continue as a business while maximizing the return to owners through the optimization of its debt and equity structure. The overall strategy of the Spin-off Businesses is the same as that of the Spin-off Businesses as of and for the year ended December 31, 2019.

The Spin-off Businesses monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

Debt-equity ratios as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019	December 31, 2018
Total liabilities	~~W~~	5,927,257	5,363,261	5,334,528
Total equity		13,118,875	12,325,425	11,913,040

Debt-equity ratios		45.18%	43.51%	44.78%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2020 are as follows:

(In millions of won)			December 31, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	120,109	6	—	120,103	120,109
FVOCI		421,999	—	—	421,999	421,999

	~~W~~	542,108	6	—	542,102	542,108

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	12,115	—	—	12,115	12,115

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	1,982,654	—	2,125,525	—	2,125,525
Debentures		23,469	—	23,469	—	23,469

	~~W~~	2,006,123	—	2,148,994	—	2,148,994

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2019 are as follows:

(In millions of won)			December 31, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	32,280	—	15,406	16,874	32,280
FVOCI		210,618	19,612	—	191,006	210,618

	~~W~~	242,898	19,612	15,406	207,880	242,898

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	1,897,744	—	2,044,819	—	2,044,819
Debentures		11,618	—	11,618	—	11,618

	~~W~~	1,909,362	—	2,056,437	—	2,056,437

3)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2018 are as follows:

(In millions of won)			December 31, 2018
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	15,981	—	5,366	10,615	15,981
FVOCI		147,348	—	—	147,348	147,348

	~~W~~	163,329	—	5,366	157,963	163,329

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	1,961,809	—	2,154,822	—	2,154,822
Debentures		5,085	—	5,085	—	5,085

	~~W~~	1,966,894	—	2,159,907	—	2,159,907

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

29	Financial Risk Management, Continued

(4)	Fair value, Continued

3)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2018 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Spin-off Businesses uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Spin-off Businesses performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Spin-off Businesses for the fair value measurement as of December 31, 2020, 2019 and 2018 are as follows:

	Interest rate
	December 31, 2020	December 31, 2019	December 31, 2018
Derivative instruments	1.20%	—	—
Borrowings and debentures	2.00%	2.00% ~ 2.41%	2.08% ~ 8.68%

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

29.	Financial Risk Management, Continued

(4)	Fair value, Continued

4)

There have been no transfers between Level 2 and Level 1 for the year ended December 31, 2020. The changes of financial assets classified as Level 3 for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020
	Balance at January 1, 2020		Gain(loss) for the year	OCI	Acquisition	Disposal	Transfer	Balance at December 31, 2020
Financial assets
FVTPL	~~W~~	16,874	74,548	(10,763)	39,514	(70)	—	120,103
FVOCI		191,006	—	223,016	847	(4)	7,134	421,999

	~~W~~	207,880	74,548	212,253	40,361	(74)	7,134	542,102

Financial liabilities
	~~W~~	—	(12,115)	—	—	—	—	(12,115)

(In millions of won)
	2019
	Balance at January 1, 2019		Gain(loss) for the year	OCI	Acquisition	Disposal	Transfer	Balance at December 31, 2019
Financial assets
FVTPL	~~W~~	10,615	(169)	1,828	2,600	—	2,000	16,874
FVOCI		147,348	—	(4,319)	67,589	—	(19,612)	191,006

	~~W~~	157,963	(169)	(2,491)	70,189	—	(17,612)	207,880

(In millions of won)
	2018
	Balance at January 1, 2018		Impact of adopting IFRS9	Gain(loss) for the year	OCI	Acquisition	Disposal	Reclassification	Balance at December 31, 2018
Financial assets
Financial assets at fair value through profit or loss	~~W~~	222,257	(222,257)	—	—	—	—	—	—
Available-for-sale financial assets		287,600	(287,600)	—	—	—	—	—	—
FVTPL(*)		—	272,257	11,480	—	14,928	(122,450)	(165,600)	10,615
FVOCI(*)		—	237,600	—	(183,767)	—	(72,085)	165,600	147,348

	~~W~~	509,857	—	11,480	(183,767)	14,928	(194,535)	—	157,963

(*)

During the year ended December 31, 2018, the Spin-off Businesses acquired 460,000 of common shares of KRAFTON Co., Ltd. (formerly, Bluehole Inc.) by exercising the conversion right. The fair value of the common share is ~~W~~300,000 per share based on the income approach from IFRS 13 Fair Value Measurement. The Spin-off Businesses reclassified existing financial assets at FVTPL amounting to ~~W~~165,600 million to financial assets at FVOCI and recognized ~~W~~27,600 million of valuation losses on financial assets at FVOCI. Significant inputs for the fair value measurement and the inter-relationship between the inputs and the fair value measured are as follows.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

(5)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the combined carve-out statements of financial position
Financial assets:
Accounts receivable—trade and others	~~W~~	130,193	(22,441)	107,752
Financial liabilities:
Accounts payable—other and others	~~W~~	111,576	(22,441)	89,135

(In millions of won)
	December 31, 2019
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the combined carve-out statements of financial position
Financial assets:
Accounts receivable—trade and others	~~W~~	20,326	(20,326)	—
Financial liabilities:
Accounts payable—other and others	~~W~~	20,326	(20,326)	—

(In millions of won)
	December 31, 2018
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the combined carve-out statements of financial position
Financial assets:
Accounts receivable—trade and others	~~W~~	—	—	—
Financial liabilities:
Accounts payable—other and others	~~W~~	—	—	—

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

30.	Transactions with Related Parties

(1)	List of related parties for the years ended December 31, 2020, 2019 and 2018 are as follows:

1)	2020

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 8 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

2)	2019

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Joint ventures	Dogus Planet, Inc. and 2 others
Associates	SK hynix Inc. and 6 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

3)	2018

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Joint ventures	Dogus Planet, Inc.
Associates	SK hynix Inc. and 6 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

For the periods presented, the Spin-off Businesses belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Spin-off Businesses.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

30.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Spin-off Businesses considers directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Salaries	~~W~~	1,322	725	592
Defined benefits plan expenses		456	150	121
Share option		21	39	72

	~~W~~	1,799	914	785

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

30.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
		2020
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.	~~W~~	17,436	24,048	2,463
Associates	SK hynix Inc.(*)		203,328	116	—
	Others		293	400	—

			203,621	516	—

Others	SK Telecom Co., Ltd.		261,555	44,083	20
	SK hynix Semiconductor (China) Ltd.(SKHYCL)		73,683	—	—
	SK Broadband Co., Ltd.		38,562	25,270	—
	SK Innovation Co., Ltd.		24,869	—	—
	SK Global Chemical Co., Ltd.		19,864	—	—
	SK Battery Hungary Kft.		19,394	—	—
	12CM Japan, Inc.		17,464	—	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		15,898	8	—
	SK Energy Co., Ltd.		12,298	62	—
	HAPPY NARAE CO., LTD.		9,460	1,327	1,075
	SK RENT A CAR CO., LTD.		4,861	6,299	—
	PS & MARKETING CORPORATION		1,900	7,702	—
	Others		111,796	14,751	157

			611,604	99,502	1,252

		~~W~~	832,661	124,066	3,715

(*)	Operating revenue and others include ~~W~~146,100 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

30.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2020, 2019 and 2018 are as follows, Continued:

(In millions of won)
		2019
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.	~~W~~	16,300	25,197	6,717
Associates	SK hynix Inc.(*)		240,107	226	—
	Others		3	747	—

			240,110	973	—

Others	SK Telecom Co., Ltd.		298,232	39,232	1,784
	SK hynix Semiconductor (China) Ltd.(SKHYCL)		73,542	—	—
	SK Broadband Co., Ltd.		32,020	13,217	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		14,535	131	—
	SK Energy Co., Ltd.		13,229	330	—
	SK Innovation Co., Ltd.		11,480	—	—
	SK Networks Co., Ltd.		8,747	6,531	—
	HAPPY NARAE CO., LTD.		6,533	1,853	1,091
	PS & MARKETING CORPORATION		2,872	8,088	—
	Others		91,511	14,370	147

			552,701	83,752	3,022

		~~W~~	809,111	109,922	9,739

(*)	Operating revenue and others include ~~W~~219,150 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

30.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2020, 2019 and 2018 are as follows, Continued:

(In millions of won)
		2018
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.	~~W~~	274	14,587	6,349
Associates	SK hynix Inc.(*1)		146,100	—	—
	Others		876	3,834	—

			146,976	3,834	—

Others	SK Telecom Co., Ltd.		116,656	46,138	—
	SK Innovation Co., Ltd.(*2)		34,726	—	—
	SK Energy Co., Ltd.(*2)		12,157	669	—
	SK Lubricants Co., Ltd.(*2)		10,042	—	—
	SK Trading International Co., Ltd(*2)		10,001	—	—
	SK Broadband Co., Ltd.		9,449	8,178	—
	SK Gas Co., Ltd.		7,105	—	—
	SK Global Chemical Co., Ltd.(*2)		6,910	—	—
	SK Networks Co., Ltd.		3,362	7,662	—
	SK Infosec Co., Ltd.		13	9,355	1,113
	Others		12,999	7,232	1,276

			223,420	79,234	2,389

		~~W~~	370,670	97,655	8,738

(*1)	Operating revenue and others include ~~W~~146,100 million of dividends received from SK hynix Inc. which was deducted from the investments in associates.
(*2)

Operating revenue and others include ~~W~~68,500 million received from disposal of the real estate investment fund to SK Innovation Co., Ltd., SK Energy Co., Ltd., SK Lubricants Co., Ltd., SK Trading International Co., Ltd. and SK Global Chemical Co., Ltd.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

30.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2020
		Receivables		Payables
Scope	Company	Accounts receivable – trade, etc		Accounts payable – other, etc
Ultimate Controlling Entity	SK Inc.	~~W~~	4,602	3,963
Associates	SK hynix Inc.		26,783	—
	Others		2	26

			26,785	26

Others	SK Telecom Co., Ltd.		85,392	5,226
	SK Innovation Co., Ltd.		7,457	252
	SK Broadband Co., Ltd.		7,392	3,532
	SK hynix Semiconductor (China) Ltd.(SKHYCL)		5,896	—
	SK Energy Co., Ltd.		2,977	726
	SK RENT A CAR CO., LTD.		606	49,188
	SK hystec inc.		494	6,080
	Others		25,266	8,534

			135,480	73,538

		~~W~~	166,867	77,527

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

30.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2020, 2019 and 2018 are as follows, Continued:

(In millions of won)
		December 31, 2019
		Receivables		Payables
Scope	Company	Accounts receivable – trade, etc		Accounts payable – other, etc
Ultimate Controlling Entity	SK Inc.	~~W~~	6,037	6,386
Associates	SK hynix Inc.		15,908	—
	Others		2	—

			15,910	—

Others	SK Telecom Co., Ltd.		156,137	6,367
	SK Broadband Co., Ltd.		11,554	1,363
	SK hynix Semiconductor (China) Ltd.(SKHYCL)		8,556	—
	SK Networks Co., Ltd.		2,295	6,137
	PS & MARKETING CORPORATION		426	2,546
	SK RENT A CAR CO., LTD.		10	2,981
	Others		31,910	3,908

			210,888	23,302

		~~W~~	232,835	29,688

(In millions of won)
		December 31, 2018
		Receivables		Payables
Scope	Company	Accounts receivable – trade, etc		Accounts payable – other, etc
Ultimate Controlling Entity	SK Inc.	~~W~~	253	5,463
Associates	SK hynix Inc.		—	—
	Others		7	—

			7	—

Others	SK Telecom Co., Ltd.		82,336	7,242
	SK Energy Co., Ltd.		3,536	190
	SK Broadband Co., Ltd.		2,366	219
	SK Gas Co., Ltd.		1,898	—
	Sk Telink Corporation		100	4,548
	Others		4,097	2,774

			94,333	14,973

		~~W~~	94,593	20,436

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

30.	Transactions with Related Parties, Continued

(5)

As of December 31, 2018, SK m&service Co., Ltd., a subsidiary within the Spin-off Businesses, has entered into a performance agreement with SK Energy Co., Ltd. and provided a blank note to SK Energy Co., Ltd., with regard to this transaction. In addition, SK Infosec Co., Ltd., a subsidiary within the Spin-off Businesses, also provided a blank note to SK Inc. with regard to performance guarantee.

(6)	As of December 21, 2019, SK Infosec Co., Ltd., a subsidiary within the Spin-off Businesses, provided a blank note to SK Inc. with regards to performance guarantee.

(7)	The details of additional investments and disposal of associates and joint ventures for the year ended December 31, 2020 as presented in note 13.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

31.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Infosec Co., Ltd., a subsidiary within the Spin-off Businesses, has pledged its shares of ADT CAPS Co., Ltd., CAPSTEC Co., Ltd., and ADT SECURITY Co., Ltd. for the long-term borrowings with a face value of ~~W~~1,950,000 million and Incross Co., Ltd., a subsidiary within the Spin-off Businesses, has pledged ~~W~~20,057 million of short-term financial instrument for performance guarantee as of December 31, 2020.

(2)	Legal claims and litigations

As of December 31, 2020 the Spin-off Businesses is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Spin-off Businesses has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Spin-off Businesses’ financial position or operating results in the event an outflow of resources is ultimately necessary.

Meanwhile, the pending litigation over the validity of partnership contract that SK Planet Co., Ltd., a subsidiary within the Spin-off Businesses, was involved as the defendant (Plaintiff: Nonghyup Bank) was settled by the agreement between the parties during the year ended December 31, 2018. As a result of the settlement, the credit card business partnership between SK Planet Co., Ltd. and Nonghyup Bank was maintained until April 2021, and the Spin-off Businesses is obligated to pay the commission fees based on the customers’ credit card usage until September 2021, the expiration date of the credit cards. The Spin-off Businesses determined that the contract and the subsidiary agreements meet the definition of an onerous contract according to IAS 37, for which the Spin-off Businesses recognized provisions with the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. In this regard, ~~W~~18,717 million are recognized as current provisions as of December 31, 2020.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

32.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
		2020	2019	2018
Interest income	~~W~~	(13,890)	(16,086)	(11,576)
Dividends		—	—	(17,558)
Gain on foreign currency translations		(1,040)	(512)	(377)
Gain on valuation of derivatives		(77,237)	—	—
Gain relating to investments in subsidiaries, associates and joint ventures, net		(976,369)	(425,024)	(3,215,257)
Gain on disposal of property and equipment and intangible assets		(1,019)	(18,909)	(3,721)
Gain relating to financial assets at FVTPL		(4,817)	(2,016)	(66,584)
Other income		(327)	(163)	—
Interest expense		110,331	99,504	27,371
Loss on foreign currency translations		3,757	706	124
Loss on sale of accounts receivable – other		—	1	5,454
Income tax expense		182,109	32,833	602,385
Expense related to defined benefit plan		53,096	50,139	34,763
Share option		4,137	1,783	206
Depreciation and amortization		351,890	336,197	142,671
Bad debt expense		4,542	3,465	1,427
Loss on disposal of property and equipment and intangible assets		15,965	23,939	15,149
Impairment loss on property and equipment and intangible assets		8,128	23,112	227,892
Bad debt for accounts receivable – other		3,919	2,208	1,028
Loss on valuation of derivatives		12,115	—	—
Loss on settlement of derivatives		—	—	65
Loss relating to financial assets at FVTPL		1,120	292	12,180
Loss on impairment of investment assets		—	1,670	3,157
Other expenses		42,896	11,102	96,888

	~~W~~	(280,694)	124,241	(2,144,313)

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

32.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)		2020	2019	2018
Accounts receivable – trade	~~W~~	122,032	16,777	92,879
Accounts receivable – other		(86,094)	(73,333)	(209,614)
Accrued income		—	151	121
Advanced payments		2,151	(1,146)	13,586
Prepaid expenses		(5,590)	(3,296)	1,014
Inventories		2,308	4,738	(2,156)
Long-term accounts receivable – other		3,531	(300)	—
Contract assets		(8,830)	(4,704)	—
Guarantee deposits		(614)	6,091	435
Accounts payable – trade		(27,180)	39,440	22,487
Accounts payable – other		113,990	(35,322)	(134,499)
Withholdings		36,469	(29,233)	(25,193)
Contract liabilities		10,548	(7,593)	(358)
Deposits received		914	(1,972)	526
Accrued expenses		(52,507)	(89,187)	(125,599)
Provisions		(31,211)	(36,342)	(634)
Long-term provisions		1,073	(1,363)	2,051
Plan assets		(8,442)	(22,013)	(7,637)
Retirement benefit payment		(28,024)	(33,105)	(14,298)
Others		7,699	2,164	(1,971)

	~~W~~	52,223	(269,548)	(388,860)

(3)	Significant non-cash transactions for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
		2020	2019	2018
Increase(decrease) in accounts payable – other relating to acquisition of property and equipment and intangible assets	~~W~~	(9,113)	41,699	79,526
Increase of right-of-use assets		61,096	35,345	—

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

32.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
		2020
		January 1, 2020	Cash flows	Non-cash transactions				December 31, 2020
				Exchange rate changes(*)	Fair value changes	Business combinations	Other changes
Total liabilities from financing activities:
Short-term borrowings	~~W~~	20,000	27,000	—	—	—	—	47,000
Long-term borrowings		1,877,744	34,850	—	—	—	23,060	1,935,654
Debentures		11,618	—	—	—	—	11,851	23,469
Lease liabilities		64,797	(22,741)	—	—	—	43,746	85,802

	~~W~~	1,974,159	39,109	—	—	—	78,657	2,091,925
Other cash flows from financing activities:
Payments of cash dividends		~~W~~	(10,771)
Cash inflow from transactions with the non-controlling shareholders			1,448
Cash outflow from transactions with the non-controlling shareholders			(6,515)

			(15,838)

		~~W~~	23,271

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

32.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2020, 2019 and 2018 are as follows, Continued:

(In millions of won)
		2019
		December 31, 2018	Impact of adopting IFRS 16	January 1, 2019	Cash flows	Non-cash transactions				December 31, 2019
						Exchange rate changes (*)	Fair value changes	Business combina- tions	Other changes
Total liabilities from financing activities:
Short-term borrowings	~~W~~	50,000	—	50,000	(30,466)	1	—	465	—	20,000
Long-term borrowings		1,911,809	—	1,911,809	(40,000)	—	—	—	5,935	1,877,744
Debentures		5,085	—	5,085	—	—	278	—	6,255	11,618
Lease liabilities		—	66,697	66,697	(19,163)	47	226	732	16,258	64,797

	~~W~~	1,966,894	66,697	2,033,591	(89,629)	48	504	1,197	28,448	1,974,159
Other cash flows from financing activities:
Cash inflow from transactions with the non-controlling shareholders				~~W~~	101,393
Cash outflow from transactions with the non-controlling shareholders					(39,345)

					62,048

				~~W~~	(27,581)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

32.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2020, 2019 and 2018 are as follows, Continued:

(In millions of won)
		2018
		January 1, 2018	Cash flows	Non-cash transactions				December 31, 2018
				Exchange rate changes(*)	Fair value changes	Business combinations	Other changes
Total liabilities from financing activities:
Short-term borrowings	~~W~~	30,000	(39,111)	—	—	36,201	22,910	50,000
Long-term borrowings		70,001	131,687	—	—	1,708,638	1,483	1,911,809
Debentures		4,778	—	—	376	—	(69)	5,085
Derivative financial liabilities		345	(65)	—	—	—	(280)	—
Derivative financial assets		(222,258)	—	—	—	—	222,258	—

	~~W~~	(117,134)	92,511	—	376	1,744,839	246,302	1,966,894
Other cash flows from financing activities:
Cash inflow from transactions with the non-controlling shareholders		~~W~~	499,898
Cash outflow from transactions with the non-controlling shareholders			(76,805)

			423,093

		~~W~~	515,604

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK Telecom Co., Ltd. – Businesses of Semiconductor, New Information and Communication Technologies (“New ICT”) and New Investments

Notes to the Combined Carve-out Financial Statements

For the years ended December 31, 2020, 2019 and 2018

33.	Cash Dividends paid to the Spin-off Businesses

Cash dividends paid to the Spin-off Businesses for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
		2020	2019	2018
Cash dividends received from consolidated subsidiaries	~~W~~	27,067	71,155	—
Cash dividends received from associates		146,100	219,150	146,100

	~~W~~	173,167	290,305	146,100

34.	Subsequent Events

(1)	Merger of ADT Caps Co., Ltd. by SK Infosec Co., Ltd.

On January 13, 2021, the board of directors of SK Infosec Co., Ltd., a subsidiary of the Parent Company, resolved to approve SK Infosec Co., Ltd.’s merger with ADT CAPS Co., Ltd. SK Infosec Co., Ltd. On March 4, 2021, SK Infosec Co., Ltd. merged with ADT CAPS Co., Ltd. pursuant to a resolution from the board of directors meeting held in January 2021.